Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-176896

PROSPECTUS

Offer to Exchange up to

$450,000,000 principal amount of 4.450% Notes Due 2020

$300,000,000 principal amount of 5.950% Notes Due 2040

to be issued in a transaction registered under the Securities Act for

any and all outstanding

4.450% Notes Due 2020

5.950% Notes Due 2040

SAIC, Inc. is offering to exchange up to $450,000,000 of its 4.450% Notes Due 2020 (the “New 2020 Notes”) for up to $450,000,000 of its existing 4.450% Notes due 2020 (the “Old 2020 Notes”) and up to $300,000,000 of its 5.950% Notes Due 2040 (the “New 2040 Notes”) for up to $300,000,000 of its existing 5.950% Notes Due 2040 (the “Old 2040 Notes”). The New 2020 Notes and the New 2040 Notes are collectively referred to in this prospectus as the “New Notes.” The Old 2020 Notes and the Old 2040 Notes are collectively referred to in this prospectus as the “Old Notes.” The Old Notes and New Notes are referred to in this prospectus as the “Notes.” The terms of the New Notes (and related guarantee) are identical in all material respects to the terms of the Old Notes (and related guarantee), except that issuance of the New Notes (and related guarantee) has been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes. The New Notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness from time to time outstanding. The New Notes will be fully and unconditionally guaranteed (the “guarantee”) by Science Applications International Corporation (the “subsidiary guarantor”). The guarantee will be the unsecured and unsubordinated obligation of the subsidiary guarantor.

To exchange your Old Notes (and related guarantee) for New Notes (and related guarantee):

•	you are required to make the representations described under “The Exchange Offer—Resale of the New Notes”.

•

you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York Mellon Trust Company, N.A, by 5:00 p.m., New York time, on November 4, 2011.

•	you should read the section called “The Exchange Offer” for further information on how to exchange your Old Notes for New Notes.

See “Risk Factors” beginning on page 9 for a discussion of risk factors that you should consider prior to tendering your Old Notes in the exchange offer.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal relating to the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

October 6, 2011

This prospectus is part of a registration statement on Form S-4 filed with the SEC under the Securities Act and does not contain all the information contained in the registration statement. SAIC is incorporating into this prospectus important business and financial information about SAIC that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request by contacting our Investor Relations department by calling (800) 676-2283, by writing to Investor Relations, SAIC, 1710 SAIC Drive, McLean, Virginia 22102 or by submitting a request through the Investor Relations section of our website at www.saic.com. We are not incorporating the contents of our website into this prospectus. In order to ensure timely delivery of the information, any request should be made no later than October 28, 2011, which is five business days before the expiration date of the exchange offer (unless we extend the exchange offer as described herein).

We have not authorized any other person to provide you with information other than that contained in this prospectus. We do not take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of a combined registration statement of SAIC, Inc. and its 100%-owned subsidiary, Science Applications International Corporation. Unless indicated otherwise, references in this prospectus to the “company,” “we,” “us,” and “our” refer collectively to SAIC, Inc., Science Applications International Corporation and their consolidated subsidiaries. When appropriate, SAIC, Inc. and Science Applications International Corporation are named specifically for their related activities and disclosures. References to “SAIC” refer to only SAIC, Inc. and not to any of its subsidiaries. References to “Science Applications” or the “subsidiary guarantor” refer to Science Applications International Corporation and not any of its subsidiaries.

NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our management’s belief and assumptions about the future in light of information currently available to our management. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “guidance,” and similar words or phrases, or the negatives of these words or phrases. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements included in this prospectus depending on a variety of factors, including:

•	changes in the U.S. Government defense budget or budgetary priorities or delays in contract awards or the U.S. budget process;

•	changes in U.S. Government procurement rules, regulations, and practices;

•	our compliance with various U.S. Government and other government procurement rules and regulations;

•	the outcome of government reviews, audits and investigations of our company;

•	resolution of legal and other disputes with our customers and others or legal compliance issues;

•	our ability to effectively compete and win contracts with the U.S. Government and other customers;

•	our ability to attract, train and retain skilled employees, including our management team;

•	our ability to maintain relationships with prime contractors, subcontractors and joint venture partners;

•	our ability to obtain required security clearances for our employees;

•	our ability to accurately estimate costs associated with our firm-fixed-price and other contracts;

•	our ability to effectively acquire businesses and make investments;

•	the failure of our inspection or detection systems to detect threats;

•	the adequacy of our insurance programs designed to protect us from significant product or other liability claims;

•	our ability to manage risks associated with our international business; and

•	our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face.

These are only some of the factors that may affect the forward-looking statements included in this prospectus. Further information concerning risks and uncertainties associated with our business is included elsewhere in this prospectus, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events or statements we discuss in this prospectus to change or not to occur.

SUMMARY

This summary highlights the more detailed information included in this prospectus and you should read the entire prospectus carefully.

OUR COMPANY

We are a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to all agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets. Our business is focused on solving issues of national and global importance in the areas of national security, energy and the environment, critical infrastructure and health. We combine technology and domain and mission expertise to deliver solutions that solve our customers’ most challenging issues. We are focusing our investments in our strategic growth areas including: intelligence, surveillance and reconnaissance; cybersecurity; logistics, readiness and sustainment; energy, environment and infrastructure; and health information technology.

SAIC

SAIC, Inc. is a holding company. Its principal operating company, Science Applications International Corporation, was formed in 1969. In October 2006, in connection with becoming a publicly-traded company, Science Applications International Corporation completed a merger (reorganization merger) in which it became a 100%-owned subsidiary of SAIC, Inc., after which SAIC, Inc. completed an initial public offering of its common stock.

SAIC, Inc. maintains executive offices at 1710 SAIC Drive, McLean, Virginia 22102. Its telephone number is 703-676-4300. We maintain a website at www.saic.com. Investors can obtain copies of SAIC’s and Science Applications’ SEC filings from this site free of charge, as well as from the SEC website at www.sec.gov. We are not incorporating the contents of our website into this prospectus.

Science Applications

SAIC’s obligations, including the payment of principal, premium, if any, and interest on the Old Notes are, and on the New Notes will be, fully and unconditionally guaranteed by Science Applications International Corporation, the subsidiary guarantor and 100%-owned subsidiary of SAIC. We have other subsidiaries that will not be guarantors of the New Notes. The guarantee will rank equally with all other general unsecured and unsubordinated obligations of the subsidiary guarantor. The obligations of the subsidiary guarantor under the guarantee will be limited to the maximum amount that, after giving effect to all of its other contingent and fixed liabilities, would cause the obligations of the subsidiary guarantor not to constitute a fraudulent conveyance or fraudulent transfer under any applicable law.

The principal place of business of Science Applications International Corporation is 10260 Campus Point Drive, San Diego, California 92121, and its telephone number is 858-826-6000.

SUMMARY OF EXCHANGE OFFER

On December 20, 2010, we privately placed $750,000,000 aggregate principal amount of the Old Notes (and related guarantee) in a transaction exempt from registration under the Securities Act. In connection with the private placement, SAIC and Science Applications, the subsidiary guarantor, entered into a registration rights agreement, dated December 20, 2010, with the initial purchasers of the Old Notes (and related guarantee). In the registration rights agreement, we agreed to offer to exchange Old Notes (and related guarantee) for New Notes (and related guarantee) registered under the Securities Act. We also agreed to deliver this prospectus to holders of the Old Notes. In this prospectus, the Old Notes and the New Notes are referred together as the “Notes.” You should read the discussion under the heading “Description of the New Notes and Related Guarantee” for information regarding the Notes.

Notes Offered	We are offering up to $450,000,000 aggregate principal amount of New 2020 Notes (and related guarantee) and $300,000,000 aggregate principal amount of New 2040 Notes (and related guarantee), whose issuance has been registered under the Securities Act.

The Exchange Offer	We are offering to issue the New Notes (and related guarantee) of each series in exchange for a like principal amount of your Old Notes (and related guarantee) of such series; provided, that holders may tender some or all of their Old Notes, except that if any Old Notes of a series are tendered for exchange in part, the untendered amount of such Old Notes must be in denominations of $2,000 and multiples of $1,000 in excess thereof. We are offering to issue the New Notes to satisfy our obligations contained in the registration rights agreement entered into when the Old Notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Registration Rights	We have agreed to use our reasonable best efforts to consummate the exchange offer or cause the Old Notes (and related guarantee) to be registered under the Securities Act to permit resales within 365 days after the issue date of the Old Notes. If we are not in compliance with our obligations under the registration rights agreement, then additional interest (in addition to the interest otherwise due on the notes that are the subject of that registration agreement or the New Notes) will accrue on such notes or New Notes upon such occurrence.

If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no additional interest will be payable on the Notes.

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on November 4, 2011 unless it is extended. If you decide to exchange your Old Notes for New Notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the New Notes. If you decide to tender your Old Notes in the exchange offer, you may withdraw your tender at any time prior to November 4, 2011. If we decide for any reason not to accept any Old Notes for exchange, your Old Notes will be returned to you without expense promptly after the exchange offer expires.

Material United States Federal Income Tax Consequences	Your exchange of Old Notes for New Notes in the exchange offer will not result in any income, gain or loss to you for Federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offer—Exchange Agent.”

Failure to Tender Your Old Notes	If you fail to tender your Old Notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your Old Notes or to pay you additional interest as provided in the registration rights agreement.

You will be able to resell the New Notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that New Notes issued in exchange for Old Notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the New Notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving Notes for your own account, so long as:

•	you are not one of our “affiliates,” which is defined in Rule 405 of the Securities Act;

•	you acquire the New Notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the New Notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the New Notes.

If you are an affiliate of SAIC, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of New Notes acquired in the exchange offer, you will not be eligible to participate in the exchange offer, you should not rely on our interpretations of the position of the SEC’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive New Notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the New Notes;

•

you must acknowledge that you will deliver a prospectus in connection with any resale of the New Notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•

you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of New Notes received in exchange for Old Notes acquired by you as a result of market-making or other trading activities.

For a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE NEW NOTES

The summary below describes the principal terms of the New Notes (and related guarantee). The “Description of the New Notes and Related Guarantee” section of this prospectus contains a more detailed description of the terms and conditions of the Old Notes and the New Notes. The terms of the New Notes and the Old Notes are identical in all material respects, except that the New Notes will be issued in a transaction registered under the Securities Act, and the transfer restrictions and registration rights relating to Old Notes do not apply to the New Notes. The New Notes will evidence the same debt as the Old Notes, be guaranteed by the subsidiary guarantor and be entitled to the benefits of the indenture.

Issuer	SAIC, Inc.

Subsidiary Guarantor	Science Applications International Corporation

Securities Offered	$450,000,000 aggregate principal amount of New 2020 Notes

$300,000,000 aggregate principal amount of New 2040 Notes

Maturity Dates	December 1, 2020 for the New 2020 Notes

December 1, 2040 for the New 2040 Notes

Interest Rates	4.450% per annum for the New 2020 Notes

5.950% per annum for the New 2040 Notes

Interest Payment Dates	Each June 1 and December 1 beginning on the next interest payment date after the issuance of the New Notes

Guarantee	The subsidiary guarantor will fully and unconditionally guarantee the Notes, including the payment of principal, premium, if any, and interest. The guarantee will rank equally with all other general unsecured and unsubordinated obligations of the subsidiary guarantor. The guarantee will be subject to the prior rights of the holders of any secured indebtedness of the subsidiary guarantor to the extent of the assets securing such indebtedness. As of July 31, 2011, the unsubordinated indebtedness of the subsidiary guarantor, excluding the guarantees of the Notes, consisted of $1.1 billion outstanding under existing notes.

Ranking

The New Notes will be the unsecured and unsubordinated obligations of SAIC. The New Notes and related guarantee will rank equally with all of the existing and future senior indebtedness of SAIC and the subsidiary guarantor from time to time outstanding. All existing and future liabilities of non-guarantor subsidiaries of SAIC will be structurally senior to the Notes. As of July 31, 2011, SAIC had approximately $1.9 billion of total indebtedness on a consolidated basis, all of which is unsecured and unsubordinated, and substantially all of which are obligations of SAIC or the subsidiary guarantor. Also, as of July 31, 2011, SAIC had approximately $3.7 billion of total liabilities on a consolidated basis. SAIC also maintains a revolving credit facility, guaranteed by the subsidiary guarantor, providing for $750 million in unsecured borrowing capacity in place with no amounts outstanding as of July 31, 2011.

Form and Denomination	The New Notes of each series will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. These global notes will be deposited with the trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC. Except in the limited circumstances described under “Description of the New Notes and Related Guarantee—Book-Entry; Delivery and Form; Global Note,” notes in certificated form will not be issued or exchanged for interests in global securities.

Governing Law	New York

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Further Issuances	We may create and issue further notes of a series ranking equally and ratably with the applicable series of New Notes offered by this prospectus in all respects, so that such further notes and related guarantee of each series will be consolidated and form a single series with the applicable series of New Notes and related guarantee offered by this prospectus. These additional notes would be guaranteed by the subsidiary guarantor on the same basis as the New Notes.

Sinking Fund	None

Optional Redemption	We may redeem some or all of the notes of any series at any time at the applicable redemption prices indicated under the heading “Description of the New Notes and Related Guarantee—Optional Redemption.”

Repurchase Upon a Change of Control	Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of the New Notes and Related Guarantee—Repurchase Upon Change of Control Triggering Event.”

Trading	The New Notes will be freely transferrable but will be new securities for which there will not initially be a market. We do not intend to apply for listing of the New Notes on any securities exchange.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	You should carefully consider all of the information in this prospectus. In particular, you should evaluate the information set forth under “Special Note on Forward-Looking Statements” and “Risk Factors” before deciding whether to invest in the New Notes.

RISK FACTORS

In considering whether to exchange your Old Notes (and related guarantee) for the New Notes (and related guarantee), you should carefully consider all the information that has been included in this prospectus. Before exchanging your Old Notes (and related guarantee), you should carefully consider the risks and uncertainties described below, together with information included elsewhere in this prospectus. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed, and the market price of the New Notes could decline or we may be unable to repay or redeem the New Notes when required. In such a case, you may lose all or part of your investment in the New Notes. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business operations and liquidity.

Risks Related to the New Notes and Related Guarantee

The New Notes are the unsecured obligations of SAIC and not obligations of its non-guarantor subsidiaries and will be structurally subordinated to the claims of the creditors of its non-guarantor subsidiaries. Structural subordination increases the risk that SAIC will be unable to meet its obligations on the New Notes when they mature.

Other than pursuant to the guarantee of the subsidiary guarantor, the New Notes are exclusively the obligations of SAIC and are not obligations of its subsidiaries. As a result, SAIC’s cash flow and ability to service its debt, including the New Notes, depend upon the sufficient generation of cash flow by its subsidiaries and the distribution to it of cash from its subsidiaries.

SAIC’s subsidiaries are separate and distinct legal entities. No subsidiary other than the subsidiary guarantor has guaranteed the Notes, and the non-guarantor subsidiaries are under no obligation to pay any amounts due on the New Notes or to provide SAIC with funds for its payment obligations, whether by dividends, distributions, loans or other payments. Any payments to SAIC by its subsidiaries will also be contingent upon such subsidiaries’ available cash and business considerations and may be subject to legal and contractual restrictions. As of July 31, 2011, we had approximately $1.9 billion of total indebtedness on a consolidated basis, all of which is unsecured and unsubordinated, and substantially all of which are obligations of SAIC or the subsidiary guarantor. Also, as of July 31, 2011, we had approximately $3.7 billion of total liabilities on a consolidated basis. SAIC also maintains a revolving credit facility, guaranteed by Science Applications, the subsidiary guarantor, providing for $750 million in unsecured borrowing capacity in place with no amounts outstanding as of July 31, 2011.

SAIC’s right to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the New Notes to participate in those assets, other than pursuant to the guarantee, will be effectively subordinated to the claims of that subsidiary’s creditors, including senior and subordinated debt holders and bank and trade creditors. In addition, even if SAIC were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by SAIC.

The New Notes and related guarantee will be subject to the prior claims of any future secured creditors.

The New Notes and related guarantee are unsecured obligations, ranking effectively junior to any secured indebtedness that SAIC or the subsidiary guarantor may incur. Accordingly, the New Notes will be subordinated to the extent SAIC, the subsidiary guarantor or any of our other subsidiaries have or will obtain secured borrowings. The indenture governing the New Notes and related guarantee does not limit the amount of additional debt that SAIC or its subsidiaries may incur, permits SAIC and Science Applications to incur secured debt under specified circumstances and permits our other subsidiaries to incur secured debt without restriction. If SAIC or the subsidiary guarantor incur additional secured debt, the assets securing any such indebtedness will be subject to prior claims by such secured creditors. In the event of SAIC’s and the subsidiary guarantor’s bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up, or upon any acceleration of payment of the New Notes, the assets of SAIC and the subsidiary guarantor that secure other indebtedness will be available to pay obligations on the New Notes only after all other such debt secured by those assets has been repaid in full. Any remaining assets will be available to you ratably with all of SAIC’s and the subsidiary guarantor’s other unsecured and unsubordinated creditors, including trade creditors. If there are not sufficient assets remaining to pay all these creditors, then all or a portion of the New Notes then outstanding would remain unpaid.

The guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the New Notes from relying on the subsidiary guarantor to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of the subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

The guarantee may also be voided without regard to the above factors if a court found that the subsidiary guarantor entered into its guarantee with the actual intent to hinder, delay or defraud its creditors. A court would likely find that the subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the New Notes may not be available from other sources. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

The guarantee contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under the guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantee from being voided under fraudulent transfer law.

The indenture governing the New Notes and related guarantee contains negative covenants. The limitation on liens and sale and leaseback covenants do not apply to SAIC’s subsidiaries, other than the subsidiary guarantor, and contain exceptions that would allow SAIC, the subsidiary guarantor and its other subsidiaries to grant liens or security interests with respect to their assets, rendering the holders of the New Notes structurally or contractually subordinated to new lenders. The limitation on consolidation, merger or sale of assets covenant does not apply to SAIC’s subsidiaries, other than the subsidiary guarantor. The indenture governing the New Notes does not contain any financial covenants.

The indenture governing the New Notes and related guarantee contains negative covenants. The limitation on liens and sale and leaseback covenants apply to SAIC and the subsidiary guarantor, but not to any other subsidiaries. As a result, such other subsidiaries will not be restricted under the indenture from granting liens or security interests with respect to all or any of their assets without having to provide similar liens or security to the holders of the New Notes, or from entering into sale and leaseback transactions. Exceptions to the definition of “permitted lien” within the limitation on liens covenant would allow SAIC and the subsidiary guarantor to borrow substantial additional amounts and to grant liens or security interests in connection with those borrowings.

In addition, the indenture contains a covenant that provides a limitation on the consolidation, merger or sale of assets of SAIC and the subsidiary guarantor, but does not apply to any other subsidiaries.

The indenture governing the Notes does not contain any financial covenants.

Increased leverage may harm our financial condition and results of operations.

As of July 31, 2011, we had approximately $1.9 billion of total indebtedness on a consolidated basis, all of which was unsecured and unsubordinated.

SAIC and its subsidiaries may incur additional indebtedness in the future, and the New Notes do not restrict future incurrence of indebtedness. Any increase in our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

Our ability to make payments of principal and interest on our indebtedness depends upon our future cash flow, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our business, many of which are beyond our control. If we are unable to generate sufficient cash flow in the future to service our debt, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including the New Notes;

•	to sell assets; or

•	to reduce or delay planned operating, capital and investment expenditures.

Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

The provisions of the New Notes will not necessarily protect you in the event of certain highly leveraged transactions.

Upon the occurrence of a Change of Control Triggering Event, you will have the right to require SAIC to repurchase the New Notes as provided in the indenture governing, and on the terms set forth in, the New Notes. However, the Change of Control Triggering Event provisions will not afford you protection in the event of certain highly leveraged transactions that may adversely affect you. For example, any leveraged recapitalization, refinancing, restructuring or acquisition initiated by SAIC generally will not constitute a Change of Control that would potentially lead to a Change of Control Triggering Event. As a result, SAIC could enter into any such transaction even though the transaction could increase the total amount of its outstanding indebtedness, adversely affect its capital structure or credit rating or otherwise adversely affect the holders of the New Notes. These transactions may not involve a change in voting power or beneficial ownership or result in a downgrade in the ratings of the New Notes, or, even if they do, may not necessarily constitute a Change of Control Triggering Event that affords you the protections described in this prospectus. If any such transaction were to occur, the value of your New Notes could decline.

We may not be able to repurchase all of the New Notes upon a Change of Control Triggering Event, which would result in a default under the New Notes.

SAIC will be required to offer to repurchase the New Notes upon the occurrence of a Change of Control Triggering Event as provided in the indenture governing the New Notes. However, SAIC may not have sufficient funds to repurchase the New Notes in cash at such time. In addition, SAIC’s ability to repurchase the New Notes for cash may be limited by applicable law or the terms of other agreements relating to its indebtedness outstanding at the time, which agreements may provide that a Change of Control Triggering Event constitutes an event of default or prepayment under such other indebtedness. SAIC’s failure to make such a repurchase would result in a default under your New Notes.

Ratings of the New Notes may change and affect the market price and marketability of the New Notes.

The debt of SAIC and the subsidiary guarantor is subject to periodic review by independent credit rating agencies. Such ratings are limited in scope and do not address all material risks relating to an investment in the New Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as future acquisitions. Holders of New Notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the New Notes. In addition, any decline in the ratings of the New Notes may make it more difficult for us to raise capital on acceptable terms.

Active trading markets for the New Notes may not develop.

There are currently no public markets for the New Notes, and we do not currently plan to list the New Notes on any national securities exchange or include the New Notes in any automated quotation system. In addition, the liquidity of any trading markets in the New Notes, and the market prices quoted for the New Notes, may be adversely affected by changes in the overall market for these New Notes, prevailing interest rates, ratings assigned to the New Notes, time remaining to the maturity of the New Notes, outstanding amount of the New Notes, the markets for similar securities, prospects for other companies in our industry and changes in our financial condition, results of operations or prospects. Liquid trading markets in the New Notes may not develop, which could decrease the amounts you would otherwise receive upon a sale or disposition of the New Notes.

Risks Related to the Exchange Offer

If you do not exchange your Old Notes for New Notes in the exchange offer, the Old Notes will continue to be subject to restrictions on transfer.

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes and the offering memorandum related to the private offering of such Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in private offerings exempt from the registration and prospectus delivery requirements of the Securities Act. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act or are offered and sold under an exemption from these requirements. Except as required by the registration rights agreements for the Old Notes, we do not intend to register sales of the Old Notes under the Securities Act. For further information regarding the consequences of failing to tender your Old Notes in the exchange offer, see the discussion under the caption “The Exchange Offer—Consequences of Failure to Exchange.”

The issuance of the New Notes may adversely affect the market for the Old Notes.

To the extent that Old Notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted Old Notes could be adversely affected due to a reduction in market liquidity and there could be a significant diminution in value of the Old Notes as compared to the value of the New Notes.

In some instances you may be obligated to deliver a prospectus in connection with resales of the New Notes.

Based on certain no-action letters issued by the staff of the SEC to third parties unrelated to us, we believe that you may offer for resale, resell or otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, except in the instances described in this prospectus under “The Exchange Offer—Resale of the New Notes.” For example, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

You must comply with the exchange offer procedures in order to receive freely tradable New Notes.

We will not accept your Old Notes for exchange if you do not follow the exchange offer procedures. Delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for Old Notes or a confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC, as depositary;

•

a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantee, or, in the case of tender through DTC’s Automated Tender Offer Program, an agent’s message in lieu of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of Old Notes who would like to tender Old Notes in exchange for New Notes should be sure to allow enough time to comply with the exchange offer procedures. Neither we nor the exchange agent are required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following completion of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon completion of the exchange offer, certain registration and other rights under the applicable registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering Old Notes” and “The Exchange Offer—Consequences of Failure to Exchange.”

Risks Relating to Our Business

We depend on government agencies as our primary customer and if our reputation or relationships with these agencies were harmed, our future revenues and growth prospects would be adversely affected.

We generated approximately 90% of our total revenues during each of the last three fiscal years from contracts with the U.S. Government (including all branches of the U.S. military), either as a prime contractor or a subcontractor to other contractors. We generated more than 10% of our total revenues during each of the last three fiscal years from each of the U.S. Army and U.S. Navy. We expect to continue to derive most of our revenues from work performed under U.S. Government contracts. Our reputation and relationship with the U.S. Government, and in particular with the agencies of the Department of Defense (DoD) and the U.S. intelligence community, are key factors in maintaining and growing these revenues. Negative press reports or publicity, which could pertain to employee or subcontractor misconduct, conflicts of interest, poor contract performance, information security breaches or other aspects of our business, among other things, regardless of accuracy, could harm our reputation, particularly with these agencies. In addition, negative publicity regarding our work for state and local government and commercial customers may harm our reputation with these customers as well as with our federal government customers. If our reputation is negatively affected, or if we are suspended or debarred (or proposed for suspension or debarment) from contracting with government agencies for any reason, the amount of business with government and other customers would decrease and our future revenues and growth prospects would be adversely affected.

A decline in the U.S. Government defense budget, changes in budgetary priorities or timing of contract awards may adversely affect our future revenues and limit our growth prospects.

Revenues under contracts with the DoD, either as a prime contractor or subcontractor to other contractors, represented 76% of our total revenues in fiscal 2011. Our operating results could be adversely affected by spending caps or changes in the budgetary priorities of the U.S. Government or the DoD, as well as delays in program starts or the award of contracts. Current spending levels for defense-related programs by the U.S. Government may not be sustainable and future levels of spending and authorizations for these programs may fail to increase or may actually decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities could occur as a result of the rapid growth of the federal budget deficit, increasing political pressure and recent legislation, including the Budget Control Act of 2011, designed to reduce overall levels of government spending, shifts in spending priorities from defense-related programs as a result of competing demands for federal funds, the number and intensity of military conflicts or other factors. In addition, the U.S. Government conducts periodic reviews of U.S. defense strategies and priorities, which may shift DoD budgetary priorities, reduce overall U.S. Government spending or delay contract awards for defense-related programs, including programs from which we expect to derive a significant portion of our future revenues. In September 2010, the DoD announced various initiatives designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD, including those used to procure goods and services from defense contractors. These initiatives are organized into five areas including affordability and cost growth, productivity and innovation, competition, services acquisition, and processes and bureaucracy. These new initiatives are expected to have a significant impact on the contracting environment in which we do business with our DoD customers and they could have a significant impact on current programs as well as new DoD business opportunities. Changes to the DoD acquisition system and contracting models could affect whether and how we pursue certain opportunities and the terms under which we are able to do so. These initiatives are still fairly new and the full impact to our business remains uncertain. A significant decline in overall U.S. Government spending, including in the areas of national security, intelligence and homeland security, a significant shift in its spending priorities, the substantial reduction or elimination of particular defense-related programs or significant delays in contract awards for large programs could adversely affect our future revenues and limit our growth prospects.

Because we depend on U.S. Government contracts, a delay in the completion of the U.S. Government’s budget process could delay procurement of the products, services and solutions we provide and have an adverse effect on our future revenues.

In years when the U.S. Government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution.” A continuing resolution allows federal government agencies to operate at spending levels approved in the previous budget cycle, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of the products, services and solutions that we provide and may result in new initiatives being cancelled. We have from time to time experienced a decline in revenues in our fourth quarter ending January 31 and beyond as a result of this annual budget cycle, including in our fiscal year 2011, and we could experience similar declines in revenues if the budget process is delayed significantly in future years. In years when the U.S. Government fails to complete its budget process or to provide for a continuing resolution, a federal government shutdown may result. This could in turn result in us incurring substantial labor or other costs without reimbursement under customer contracts, or the delay or cancellation of key programs, which could have a negative effect on our cash flows and adversely affect our future results. In addition, when supplemental appropriations are required to operate the U.S. Government or fund specific programs and passage of legislation needed to approve any supplemental appropriation bill is delayed, the overall funding environment for our business could be adversely affected.

We face substantial uncertainties related to our CityTime contract.

There are ongoing investigations being conducted by the U.S. Attorney’s Office and the New York City Department of Investigations relating to an alleged fraudulent scheme that involves a systems development and implementation contract for an automated time and attendance and workforce management system (CityTime) that we completed in June 2011 for certain agencies of the City of New York (City). We have billed the City approximately $635 million under the CityTime contract. An adverse outcome of any of these investigations may result in non-payment of the accounts receivable owed by the City to us, reimbursement of other amounts that we previously received under the contract, additional damages and penalties, and criminal fines, restitution and other remedies, including suspension or debarment from government contracting, any of which could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. Government contracts, disqualification from bidding on future U.S. Government contracts and suspension or debarment from U.S. Government contracting.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. Government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant regulations that affect us include:

•	the Federal Acquisition Regulation (FAR) and supplements, which regulate the formation, administration and performance of U.S. Government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;

•	the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. Government for payment or approval; and

•	the U.S. Government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. Government contracts.

The FAR and many of our U.S. Government contracts contain organizational conflict of interest clauses that may limit our ability to compete for or perform certain other contracts. Organizational conflicts of interest arise when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. Government, impair our objectivity in performing contract work, or provide us with an unfair competitive advantage. A conflict of interest issue that precludes our competition for or performance on a significant program or contract could harm our prospects.

The U.S. Government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

The U.S. Government may face restrictions or pressure regarding the type and amount of services it may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, environmental responsibility or sustainability, and mitigation of potential conflicts of interest, as well as any resulting shifts in the buying practices of U.S. Government agencies, such as increased usage of fixed price contracts which transfer some risks from the U.S. Government to the performing contractors, could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are put up for recompetition. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our future revenues.

Our business is subject to reviews, audits and cost adjustments by the U.S. Government, which, if resolved unfavorably to us, could adversely affect our profitability, cash position or growth prospects.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, estimating system, purchasing system, property system and earned value management system.

Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. For example, it was determined that the audit procedures the DCAA previously used in reviewing some of our systems and other government contractors’ systems were not in compliance with the requirements of Generally Accepted Government Auditing Standards. As a result, certain previous audit reports were rescinded and the current audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its current audits, the DCAA is closely examining and questioning several of our long established and disclosed practices that it had previously audited and accepted, increasing the uncertainty as to the ultimate conclusion that will be reached. A finding of significant control deficiencies in our system audits can result in decremented billing rates to our U.S. Government customers until the control deficiencies are corrected and our corrections are accepted. In addition, due to uncertainty created by the lack of timely completion of system and other audits, we have agreed to an insignificant downward adjustment to our provisional billing rates pending resolution of such uncertainty.

Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Our receipt of adverse audit findings or the failure to obtain an “adequate” determination of our various accounting and management internal control systems, including our recent changes to indirect cost and direct labor estimating systems, from the responsible U.S. Government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. Government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

Our indirect cost audits by the DCAA have not been completed for fiscal 2005 and subsequent fiscal years. Although we have recorded contract revenues subsequent to fiscal 2004 based upon our estimate of costs that we believe will be approved upon final audit or review, we do not know the outcome of any ongoing or future audits or reviews and adjustments and, if future adjustments exceed our estimates, our profitability would be adversely affected.

Our business is subject to governmental review and investigation which could adversely affect our profitability, cash position or growth prospects.

We are routinely subject to governmental investigations relating to our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Penalties and sanctions are not uncommon in our industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected. More generally, increases in scrutiny and investigations from government organizations, legislative bodies or agencies into business practices and into major programs supported by contractors may lead to increased legal costs and may harm our reputation and profitability if we are among the targeted companies.

Misconduct of employees, subcontractors, agents and business partners could cause us to lose customers or our ability to obtain new contracts.

Misconduct, fraud or other improper activities by our employees, subcontractors, agents or business partners could have a significant adverse impact on our business and reputation. Such misconduct includes falsifying time or other records and violations of the Anti-Kickback Act. Other examples could include the failure to comply with federal, state or local government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customer’s sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could subject us to fines and penalties, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business, our reputation and our future results.

Due to the competitive process to obtain contracts and an increase in bid protests, we may be unable to sustain our revenue growth and profitability.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. Government has increasingly relied on certain types of contracts that are subject to a competitive bidding process, including indefinite delivery/indefinite quantity (IDIQ), U.S. General Services Administration (GSA) Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. The competitive bidding process involves substantial costs and a number of risks, including the significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us and our failure to accurately estimate the resources and costs that will be required to fulfill any contract we win. Following contract award, we may encounter significant expense, delay, contract modifications or even contract loss as a result of our competitors protesting the award of contracts to us in competitive bidding. Any resulting loss or delay of start up and funding of work under protested contract awards may adversely affect our revenues and/or profitability. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multi-award contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenues and/or profitability.

The U.S. Government may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may be unable to sustain our revenue growth and may suffer a decline in revenues.

Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years and include one or more base years and one or more option years. These programs are normally funded on an annual basis. Under our contracts, the U.S. Government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts at its convenience. Any decision by the U.S. Government not to exercise contract options or to modify, curtail or terminate our major programs or contracts would adversely affect our revenues and revenue growth. For example, in fiscal 2010, the DoD announced its intent to restructure one of our programs, Future Combat Systems, which has been renamed Army Brigade Combat Team Modernization. As a result of this restructuring, certain efforts associated with this program were terminated.

We have experienced and continue to experience periodic performance issues under certain of our contracts. If a government customer terminates a contract for default, we may be exposed to liability, including for excess costs incurred by the customer in procuring undelivered services and products from another source. Depending on the nature and value of the contract, a performance issue or termination for default could cause our actual results to differ from those anticipated and could harm our reputation.

We may not realize as revenues the full amounts reflected in our backlog, which could adversely affect our expected future revenues and growth prospects.

As of July 31, 2011, our total backlog was $17.7 billion, which included $5.3 billion in funded backlog. Due to the U.S. Government’s ability to not exercise contract options or to modify, curtail or terminate our major programs or contracts and the rights of our non-U.S. Government customers to cancel contracts and purchase orders in certain circumstances, we may never realize revenues from some of the contracts that are included in our backlog. Our unfunded backlog, in particular, contains management’s estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues amounts included in our backlog, our expected future revenue and growth prospects could be adversely affected.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenues under various types of contracts, which include cost reimbursement, time and materials (T&M), fixed-price level of effort (FP-LOE) and firm fixed-price (FFP) contracts. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or products provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts. Our operating results in any period may be affected, positively or negatively, by variable purchasing patterns by our customers of our more profitable proprietary products.

Our profitability is adversely affected when we incur contract costs that we cannot bill to our customers. To varying degrees, each of our contract types involves some risk that we could underestimate our costs and resources necessary to fulfill the contract. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenues derived from FFP contracts represented 27% of our total revenues for the six months ended July 31, 2011. When making proposals on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, could make our contracts less profitable than expected or unprofitable.

We use estimates in recognizing revenues and if we make changes to estimates used in recognizing revenues, our profitability may be adversely affected.

Revenues from our contracts are primarily recognized using the percentage-of-completion method or on the basis of partial performance towards completion. These methodologies require estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the technical nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized as events become known. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that may adversely affect future financial results.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

We have a number of projects underway to improve our information technology systems and the delivery of shared services throughout our company. Any system or service disruptions, including those caused by projects to improve our information technology systems and the delivery of shared services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner.

We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Any such failures could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Customer systems failures, including security breaches, could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers involve managing and protecting personal information and information relating to national security and other sensitive government functions. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

We have contracts with the U.S. Government that are classified which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government that are subject to security restrictions (classified programs), which preclude the dissemination of information that is classified for national security purposes. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business.

We face aggressive competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.

Our business is highly competitive and we compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized companies that are able to concentrate their resources on particular areas. We additionally compete with the U.S. Government’s own capabilities and federal non-profit contract research centers.

The markets in which we operate are characterized by rapidly changing technology and the needs of our customers change and evolve regularly. Accordingly, our success depends on our ability to develop services and products that address these changing needs and to provide people and technology needed to deliver these services and products. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or technologies or better contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel. In addition, our competitors may consolidate or establish teaming or other relationships among themselves or with third parties to increase their ability to address customers’ needs. Accordingly, we anticipate that larger or new competitors or alliances among competitors may emerge which may adversely affect our ability to compete.

Adverse judgments or settlements in legal disputes could require us to pay potentially large damage awards, which would adversely affect our cash balances and profitability.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. The litigation and other claims described in this prospectus are subject to inherent uncertainties and management’s view of these matters may change in the future.

Our failure to attract, train and retain skilled employees, including our management team, would adversely affect our ability to execute our strategy.

Our business involves the development of tailored solutions for our clients, a process that relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain highly trained and skilled engineering, technical and professional personnel. Competition for skilled personnel is intense and competitors aggressively recruit key employees. In addition, many U.S. Government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain and personnel with security clearances are in great demand. Particularly in highly specialized areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which may affect our growth in the current fiscal year and in future years. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract and retain these employees. Any failure to do so could impair our ability to perform our contractual obligations efficiently and timely meet our customers’ needs and win new business, which could adversely affect our future results.

In addition to attracting and retaining qualified engineering, technical and professional personnel, we believe that our success will also depend on the continued employment of a highly qualified and experienced senior management team and its ability to retain existing business and generate new business. Our senior management team is important to our business because personal reputations and individual business relationships are a critical element of retaining and obtaining customer contracts in our industry, particularly with agencies performing classified operations. Our inability to retain appropriately qualified and experienced senior executives could cause us to lose customers or new business opportunities.

Our services and operations sometimes involve using, handling or disposing of hazardous substances, which could expose us to potentially significant liabilities.

Our operations sometimes involve the investigation or remediation of environmental hazards, as well as the use, handling or disposal of hazardous substances. These activities and our operations generally subject us to extensive foreign, federal, state and local environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for handling or disposing of hazardous substances. Furthermore, failure to comply with these environmental protection and health and safety laws and regulations could result in civil, criminal, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. Government. Additionally, our ownership and operation of real property also subjects us to environmental protection laws, some of which hold current or previous owners or operators of businesses and real property liable for hazardous substance releases, even if they did not know of and were not responsible for the releases. If we have any violations of, or liabilities pursuant to, these laws or regulations, our financial condition and operating results could be adversely affected.

Acquisitions, investments, joint ventures and divestitures could result in operating difficulties and other adverse consequences to our business.

One of our key operating strategies is to selectively pursue strategic acquisitions, investments and joint ventures. As with past growth, we expect that a significant portion of our future growth will continue to come from these transactions. These transactions require significant investment of time and resources and may disrupt our business and distract our management from other responsibilities. Even if successful, these transactions could, for some period, reduce earnings due to the amortization of intangible assets acquired or the payment of additional consideration under earn-out arrangements if an acquisition performs significantly better than expected. Acquisitions, investments and joint ventures pose many other risks, including:

•	we may not be able to identify, compete effectively for or complete suitable acquisitions and investments at prices we consider attractive;

•

we may not be able to accurately estimate the financial effect of acquisitions and investments on our business and we may not realize anticipated synergies or acquisitions may not result in improved operating performance;

•	we may encounter performance problems with acquired technologies, capabilities and products, particularly with respect to those that are still in development when acquired;

•

we may have trouble retaining key employees and customers of an acquired business or otherwise integrating such businesses, such as incompatible accounting, information management, or other control systems, which could result in unforeseen difficulties;

•	we may assume material liabilities that were not identified as part of our due diligence or for which we are unable to receive a purchase price adjustment or reimbursement through indemnification;

•

acquired entities or joint ventures may not operate profitably, which could adversely affect our operating income or operating margins and we may be unable to recover investments in any such acquisitions;

•	future acquisitions, investments and joint ventures may require us to spend a significant amount of cash or to issue capital stock, resulting in dilution of ownership; and

•	we may not be able to effectively influence the operations of our joint ventures, which could adversely affect our operations.

If our acquisitions, investments or joint ventures fail, perform poorly or their value is otherwise impaired for reasons including contractions in credit markets and global economic conditions, our business and financial results could be adversely affected.

In addition, we periodically divest businesses, including businesses that are no longer a part of our ongoing strategic plan. These divestitures may result in losses on disposal or continued financial involvement in the divested business, including through indemnification, guarantee or other financial arrangements, for a period of time following the transaction, which would adversely affect our financial results.

Goodwill and other intangible assets represent approximately 30% of our total assets and any impairment of these assets could negatively impact our results of operations.

Intangible assets, including goodwill, are assessed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Factors considered a change in circumstance, indicating that the carrying value of intangible assets may not be recoverable, could include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. In addition, goodwill and non-amortizable intangible assets are assessed for impairment at least annually as required under U.S. generally accepted accounting principles. Future events or changes in circumstances that result in an impairment of goodwill or other intangible assets would have a negative impact on our profitability and financial results.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenues, profitability and growth prospects could be adversely affected.

We rely on our teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services and products provided by us and the other companies will help us to win and perform the contract. Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if the U.S. Government terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. Companies that do not have access to U.S. Government contracts may perform services as our subcontractor and that exposure could enhance such companies’ prospect of securing a future position as a prime U.S. Government contractor which could increase competition for future contracts and impair our ability to perform on contracts.

We may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of a subcontractor’s personnel or the subcontractor’s failure to comply with applicable law. Current uncertain economic conditions heighten the risk of financial stress of our subcontractors, which could adversely impact their ability to meet their contractual requirements to us. If any of our subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor may be jeopardized. Significant losses could arise in future periods and subcontractor performance deficiencies could result in a customer terminating a contract for default. A termination for default could expose us to liability and have an adverse effect on our ability to compete for future contracts and task orders, especially if the customer is an agency of the U.S. Government.

We could incur significant liabilities and suffer negative publicity if our inspection or detection systems fail to detect bombs, explosives, weapons, contraband or other threats.

We design, develop, manufacture, sell, service and maintain various inspection systems that are designed to assist in the detection of bombs, explosives, weapons, contraband or other threats. In some instances, we also train operators of such systems. Many of these systems utilize software algorithms that are probabilistic in nature and subject to significant technical limitations. Many of these systems are also dependent on the performance of their operators. There are many factors, some of which are beyond our control, which could result in the failure of our products to help detect the presence of bombs, explosives, weapons, contraband or other threats. Some of these factors could include operator error, inherent limitations in our systems, and misuse or malfunction of our systems. The failure of our systems to help detect the presence of any of these dangerous materials could lead to injury, death and extensive property damage and may lead to product liability, professional liability, or other claims against us. Further, if our systems fail to, or are perceived to have failed to help detect a threat, the negative publicity from such incident could have a material adverse effect on our business.

Our insurance may be insufficient to protect us from product and other liability claims.

Our insurance may be insufficient to protect us from significant product and other liability claims. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. If liability claims exceed our current or available insurance coverage, our business and prospects may be harmed. Regardless of the adequacy of our liability insurance coverages, any significant claim may have an adverse affect on our industry and market reputation, leading to a substantial decrease in demand for our products and services and reduced revenues.

We face risks associated with our international business.

Our international business operations may be subject to additional and different risks than our U.S. business. Failure to comply with U.S. Government laws and regulations applicable to international business such as the Foreign Corrupt Practices Act or U.S. export control regulations could have an adverse impact on our business with the U.S. Government and could expose us to administrative, civil or criminal penalties. Additionally, these risks relating to international operations may expose us to potentially significant contract losses.

In some countries, there is increased chance for economic, legal or political changes that may adversely affect the performance of our services, sale of our products or repatriation of our profits. International transactions can also involve increased financial and legal risks arising from foreign exchange rate variability, imposition of tariffs or additional taxes, restrictive trade policies and differing legal systems. We sometimes provide services and products in support of U.S. Government customers in countries with governments that may be or may become unstable, which increases the risk of an incident resulting in injury or loss of life, or damage or destruction of property, or inability to meet our contractual obligations. Although our international operations have historically generated a small proportion of our revenues, we do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future and any of these factors could adversely affect our business.

Our financial results may be adversely affected by our underfunded United Kingdom pension plan.

Our financial results may be adversely impacted by the expense amount that we record for a pension plan that we sponsor in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which has expired. In April 2010, plan participants who were then performing services on the contract transferred to a successor contractor. We expect that certain plan participants will transfer their pension plan assets and obligations to a successor contractor. The impact of these transfers on plan assets and obligations will depend on the number of plan participants who elect to transfer their pension benefits to a successor contractor’s plan, the amount of assets and obligations to be transferred, the performance of the pension plan assets and agreement on the timing of the transfer of the pension plan assets and obligations to a successor contractor’s plan. We have continuing defined benefit pension obligations with respect to certain plan participants however benefits are no longer accruing under the plan as of May 2011. During the six months ended July 31, 2011, we sold certain components of our business, including the component of our business that contained this pension and employed the pension plan participants. Under terms of the definitive agreement, we retained the assets and obligations of this defined benefit pension plan.

On February 1, 2011, we elected to change our method of recognizing pension expense. Immediately prior to the change, net actuarial gains or losses in excess of 10% of the greater of the market-related value of plan assets or the plans’ projected benefit obligation (which is referred to as the corridor) were recognized over the average remaining life expectancy of the plan participants. Under this accounting method, we will recognize all net actuarial gains or losses in excess of the corridor annually in continuing operations in the fourth quarter of each fiscal year and whenever a plan is remeasured. This accounting method results in an accelerated recognition of net actuarial gains and losses as compared to our previous amortization method. This accounting method may cause our pension expense in our fourth quarter ending January 31 to be volatile and our financial results to fluctuate, potentially adversely. Our pension plan expense may also be affected by economic factors, such as the level of return on pension plan assets and changes in interest rates, legislation and other government regulatory actions.

We have only a limited ability to protect our intellectual property rights, which are important to our success. Our failure to adequately protect our proprietary information and intellectual property rights could adversely affect our competitive position.

We rely principally on trade secrets to protect much of our intellectual property in cases where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. In addition, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, if we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be adversely affected.

In the course of conducting our business, we may inadvertently infringe the intellectual property rights of others, resulting in claims against us or our customers. Our contracts generally indemnify our customers for third-party claims for intellectual property infringement by the services and products we provide. The expense of defending these claims may adversely affect our financial results.

Business disruptions caused by natural disasters and other crises could adversely affect our profitability and our overall financial position.

We have significant operations located in regions of the United States that may be exposed to damaging storms and other natural disasters, such as hurricanes, tornadoes, blizzards, flooding, wildfires or earthquakes. Our business could also be disrupted by pandemics and other national or international crises. Although preventative measures may help mitigate damage, the damage and disruption to our business resulting from any of these events may be significant. If our insurance and other risk mitigation mechanisms are not sufficient to recover all costs, including loss of revenues from sales to customers, we could experience a material adverse effect on our financial position and results of operations. Performance failures by our subcontractors due to these types of events may also adversely affect our ability to perform our obligations on a prime contract, which could reduce our profitability due to damages or other costs that may not be fully recoverable from the subcontractor or the customer and could result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.

Our financial results may vary significantly from period-to-period.

Our financial results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our financial results may be negatively affected by any of the risk factors listed in this “Risk Factors” section and other matters described elsewhere in this prospectus.

Risks Relating to SAIC’s Stock

Provisions in SAIC’s charter documents and under Delaware law could delay or prevent transactions that many stockholders may favor.

Some provisions of SAIC’s certificate of incorporation and bylaws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These restrictions, which may also make it more difficult for our stockholders to elect directors not endorsed by our current directors and management, include the following:

•

SAIC’s certificate of incorporation provides that its bylaws and certain provisions of its certificate of incorporation may be amended by only two-thirds or more voting power of all of the outstanding shares entitled to vote. These supermajority voting requirements could impede our stockholders’ ability to make changes to SAIC’s certificate of incorporation and bylaws.

•

SAIC’s certificate of incorporation contains certain supermajority voting provisions, which generally provide that mergers and certain other business combinations between SAIC and a related person be approved by the holders of securities having at least 80% of SAIC’s outstanding voting power, as well as by the holders of a majority of the voting power of such securities that are not owned by the related person.

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SAIC’s stockholders may not act by written consent. As a result, a holder, or holders, controlling a majority of SAIC’s capital stock are limited in their ability to take certain actions other than in connection with its annual stockholders’ meeting or a special meeting called at the request of qualified stockholders as provided in SAIC’s certificate of incorporation and bylaws.

•

SAIC’s board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for SAIC’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, SAIC is also subject to certain restrictions on business combinations. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years, or among other things, SAIC’s board of directors has approved the business combination or the transaction pursuant to which such person became a 15% holder prior to the time the person became a 15% holder.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the New Notes (and related guarantee). The New Notes will be exchanged for Old Notes as described in this prospectus upon our receipt of Old Notes. We will cancel all of the Old Notes (and related guarantee) surrendered in exchange for the New Notes (and related guarantee). Accordingly, no additional debt will result from the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges were as follows for the respective periods indicated:

	Six Months Ended July 31	Year Ended January 31
	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges:
SAIC	5.6x	7.3x	7.0x	6.4x	5.4x	5.2x
Science Applications	5.4x	6.6x	5.9x	4.8x	3.6x	5.0x

For purposes of calculating the ratio of earnings to fixed charges, earnings are the amount resulting from adding (a) pretax income from continuing operations, (b) fixed charges, (c) minority interests in consolidated subsidiaries, and (d) cash distributions from equity method investments; and subtracting (e) income (loss) from equity method investments. Fixed charges consist of (a) interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness and (b) the portion of rental expense deemed representative of interest expense (estimated to be one-third of rental expense). Interest associated with our uncertain tax positions is a component of income tax expense and not fixed charges.

SELECTED FINANCIAL DATA

The selected financial data presented below as of January 31, 2011 and 2010 and for the three years in the period ended January 31, 2011 has been derived from our consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus. The selected financial data relating to prior years has been derived from our consolidated financial statements which are not contained within this prospectus. The selected financial data presented as of July 31, 2011 and for the six months ended July 31, 2011 and 2010 are derived from our unaudited consolidated financial statements contained in this prospectus. All prior periods presented have been adjusted to reflect the fiscal year 2012 reclassification of certain components of a business to discontinued operations as described in Note 18 and the retrospective application of a pension accounting change as described in Note 1 of the combined notes to consolidated financial statements as of January 31, 2011 and 2010 and for the three years in the period ended January 31, 2011. As SAIC is a holding company and it consolidates Science Applications for financial statement purposes, the following financial data relates to both companies, except where otherwise indicated. Science Application’s revenues and expenses comprise 100% of SAIC’s revenues and operating expenses. In addition, Science Applications comprises approximately the entire balance of SAIC’s assets, liabilities and operating cash flows, except for a note receivable from Science Applications to SAIC on which Science Applications pays interest.

The selected financial information set forth below should be read in conjunction with our consolidated financial statements, including the respective notes thereto, and with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained within this prospectus.

	Six Months Ended July 31		Year Ended January 31
	2011	2010	2011	2010	2009	2008	2007
		as adjusted	as adjusted
	(in millions, except per share data)		(in millions, except per share data)
Consolidated Statement of Income Data:

SAIC:
Revenues	$5,284	$5,376	$10,921	$10,580	$9,768	$8,592	$7,734
Operating income	439	478	947	836	747	638	542
Income from continuing operations	242	281	558	479	428	367	347
Income from discontinued operations	67	34	61	17	18	49	45
Net income	309	315	619	496	446	416	392
Earnings per share:
Basic:
Income from continuing operations	$.68	$.73	$1.48	$1.20	$1.05	$.89	$.98
Income from discontinued operations	.19	.09	.17	.05	.05	.11	.12

	$.87	$.82	$1.65	$1.25	$1.10	$1.00	$1.10

Diluted:
Income from continuing operations	$.68	$.73	$1.48	$1.19	$1.03	$.86	$.95
Income from discontinued operations	.19	.09	.16	.04	.05	.12	.12

	$.87	$.82	$1.64	$1.23	$1.08	$.98	$1.07

Science Applications:

Revenues	$5,284	$5,376	$10,921	$10,580	$9,768	$8,592	$7,734
Operating income	439	478	947	836	747	638	542
Income from continuing operations	241	275	550	465	401	322	336
Income from discontinued operations	67	34	61	17	18	49	45
Net income	308	309	611	482	419	371	381

	July 31	January 31
	2011	2011	2010	2009	2008	2007
	as adjusted
		(in millions, except per share data)
Consolidated Balance Sheet Data:
Total assets	$6,113	$6,223	$5,295	$5,048	$4,983	$4,560
Notes payable and long-term debt, including current portion	1,852	1,852	1,106	1,116	1,228	1,228
Other long-term liabilities	143	135	195	180	145	103
Cash dividends per share declared and paid (1)	—	—	—	—	—	15

(1)	Prior to our October 2006 reorganization merger in which Science Applications became a subsidiary of SAIC, Science Applications declared a dividend of $2.45 billion. SAIC then completed an initial public offering of its common stock for net proceeds of $1.24 billion. Science Applications has never declared or paid cash dividends to its sole stockholder, SAIC. Science Applications may declare and pay cash dividends to SAIC from time to time, but there is no present intention to do so in the foreseeable future.

BUSINESS

This prospectus is part of a combined registration statement of SAIC and Science Applications and includes separate consolidated financial statements for each of these two entities. As SAIC is a holding company and it consolidates Science Applications for financial reporting purposes, disclosures relate to activities of both companies, unless otherwise noted. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2011 as “fiscal 2011” and the fiscal year ending January 31, 2012 as “fiscal 2012.”

Overview

SAIC is a holding company. Its principal operating company, Science Applications, was formed in 1969. In October 2006, in connection with becoming a publicly-traded company, Science Applications completed a merger (reorganization merger) in which it became a 100%-owned subsidiary of SAIC, after which SAIC completed an initial public offering of its common stock.

We are a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to all agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS) and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets. Our business is focused on solving issues of national and global importance in the areas of national security, energy and the environment, critical infrastructure and health. We combine technology and domain and mission expertise to deliver solutions that solve our customers’ most challenging issues. We are focusing our investments in our strategic growth areas including: intelligence, surveillance and reconnaissance; cybersecurity; logistics, readiness and sustainment; energy, environment and infrastructure; and health information technology.

Reportable Segments

Our reportable segments include Defense Solutions; Health, Energy and Civil Solutions; and Intelligence and Cybersecurity Solutions. We also maintain a Corporate and Other segment. While each reportable segment is organized around the markets served and the nature of the products and services provided to customers in those markets as described in further detail below, there are a wide array of scientific, engineering, systems integration and technical services and solutions that we provide across these reportable segments, but which are performed specifically to meet the needs of the market and customers served in the segment. These include:

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Systems Engineering and Integration. We provide systems engineering and implementation services and solutions to help our customers design and integrate complex network processes and infrastructure. These services and solutions include designing, installing, testing, repairing, maintaining and upgrading systems and processes.

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Software Development. We provide software development services and solutions to help our customers maximize value by extending and renovating critical systems through software capabilities. These services include automating code generation, managing computer resources, and merging and evaluating large amounts of data.

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Cybersecurity. We provide services and solutions to help our customers prepare for, protect against, and respond to a wide array of cybersecurity threats. These services and solutions include designing comprehensive cyber-risk management programs to identify and neutralize cyber attacks, integrating and managing information security services to protect customers’ mission-critical data, identifying and advising in connection with the selection of disaster recovery plans and performing tests to certify that information technology (IT) systems operate in accordance with design requirements.

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Secure Information Sharing and Collaboration. We provide services and solutions to help our customers share information and resources, including designing and developing information systems that access, process and analyze vast amounts of data from various sources to facilitate timely information sharing, collaboration and decision making.

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Communication Systems and Infrastructure. We provide services and solutions to help our customers design and implement state-of-the-art communication systems. These services and solutions include designing, installing, testing, repairing and maintaining voice, data and video communication systems and infrastructures.

•	Research and Development. We conduct leading-edge research and development of new technologies with applications in areas such as national security, intelligence and life sciences.

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Securing Critical Infrastructure. We provide customers with services and solutions to protect critical infrastructure from acts of terrorism and natural disasters as well as from threats due to error, maliciousness, wear and tear, planning oversights and previously unforeseen vulnerabilities. These services and solutions include risk management (vulnerability assessments and threat identification), training exercises and simulations, awareness programs, physical security, protection and detection systems and critical infrastructure continuity and contingency planning as well as casualty and damage assessment tools and disaster recovery services.

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Modeling and Simulation. We provide applied research and technology and modeling and simulation services and solutions to the U.S. military, space and intelligence communities, including support related to mission preparation, launch and execution.

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Enterprise Information Solutions. We provide a comprehensive set of IT service offerings including enterprise information technology optimization, business intelligence, enterprise resource planning maintenance and staff augmentation services.

Defense Solutions

Defense Solutions provides systems engineering and specialized technical services and solutions in support of command and control, communications, modeling and simulation, logistics, readiness and sustainment and network operations to a broad customer base within the defense industry. Defense Solutions helps design and implement advanced, networked command and control systems to enable U.S. and allied defense customers to plan, direct, coordinate and control forces and operations at strategic, operational and tactical levels. Defense Solutions also provides a wide range of logistics and product support solutions, including supply chain management, demand forecasting, distribution, maintenance and training services, to enhance the readiness and operational capability of U.S. military personnel and their weapons and support systems. Major customers of Defense Solutions include most branches of the U.S. military. Defense Solutions represents 43%, 43% and 41% of total revenues for fiscal 2011, 2010 and 2009, respectively.

Health, Energy and Civil Solutions

Health, Energy and Civil Solutions provides services and solutions in the areas of critical infrastructure, homeland security, safety and mission assurance, training, environmental assessments and restoration, engineering design, construction and sophisticated IT services across a broad customer base. These services and solutions range from design and construction services, energy renewables and energy distribution/smart-grid, to healthcare IT and engineering, health infrastructure, biomedical support and research. Health, Energy and Civil Solutions also provides integrated security solutions and training expertise in the detection of chemical, biological, radiological, nuclear and explosive threats and designs and develops products and applied technologies that aid anti-terrorism and homeland security efforts, including border, port and security inspection systems and checked baggage explosive detection systems. Major customers of Health, Energy and Civil Solutions primarily include the U.S. federal government, foreign governments, state and local governmental agencies and commercial enterprises in various industries. Health, Energy and Civil Solutions represents 26%, 27% and 27% of total revenues for fiscal 2011, 2010 and 2009, respectively.

Intelligence and Cybersecurity Solutions

Intelligence and Cybersecurity Solutions provides systems and services focused on intelligence, surveillance, reconnaissance and cybersecurity across a broad spectrum of national security programs. Intelligence and Cybersecurity Solutions provides quick reaction, manned and unmanned airborne, maritime, space and ground-based surveillance systems which leverage an understanding of the underlying physics and operating in space, weight and power-constrained environments. Intelligence and Cybersecurity Solutions also provides intelligence processing, exploitation, and dissemination solutions, including systems designed to optimize decision-making in high rate, large volume, and complex data environments. Intelligence and Cybersecurity Solutions provides cybersecurity technology solutions, analytics and forensics, and products that protect data, applications, and modern information technology infrastructures from advanced and persistent threats as well as mission support in the geospatial, intelligence analysis, technical operations, and linguistics domains. Major customers of Intelligence and Cybersecurity Solutions include the national and military intelligence agencies, and other federal, civilian and commercial customers in the national security complex. Intelligence and Cybersecurity Solutions represents 31%, 30% and 32% of total revenues for fiscal 2011, 2010 and 2009, respectively.

Corporate and Other

Corporate and Other includes the operations of our internal real estate management subsidiary, various corporate activities, certain corporate expense items that are not reimbursed by our U.S. Government customers and certain revenue and expense items excluded from the chief operating decision maker’s evaluation of a reportable segment’s performance.

Substantially all of our revenues and tangible long-lived assets are generated by or owned by entities located in the United States. For additional information regarding our reportable segments, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, Note 17 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 and Note 9 of the combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 contained within this prospectus.

Acquisitions

The acquisition of businesses is part of our growth strategy to provide new or enhance existing capabilities and offerings to customers and to establish new or enhance existing relationships with customers. We expect that a portion of our future growth will come from recent and future acquisitions. Since February 1, 2006, we have completed 23 acquisitions, most notably:

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In the third quarter of fiscal 2012, we acquired Vitalize Consulting Solutions, Inc., a provider of clinical, business and information technology services for healthcare enterprises. This acquisition by our Health, Energy and Civil Solutions segment expands our capabilities in both federal and commercial markets to help customers better address electronic health record implementation and optimization demand.

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In fiscal 2011, we acquired Cloudshield Technologies, Inc., a provider of cybersecurity and management services solutions. This acquisition by our Intelligence and Cybersecurity Solutions segment enhanced our cybersecurity offerings and positioned us to bring to market deep packet inspection solutions for high speed networks, enabling us to better meet emerging customer requirements. We also acquired Reveal Imaging Technologies, Inc., a provider of threat detection products and services. This acquisition by our Health, Energy and Civil Solutions segment enhanced our homeland security solutions portfolio by adding U.S. Transportation Security Administration certified explosive detection systems for checked baggage screening to our passenger and cargo inspections systems product offerings.

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In fiscal 2010, we acquired R.W. Beck Group, Inc., a provider of business, engineering, energy and infrastructure consulting services. This acquisition by our Health, Energy and Civil Solutions segment both enhanced our existing capabilities and offerings in the areas of energy and infrastructure consulting services and provided new capabilities and offerings in disaster preparedness and recovery services. We also acquired Science, Engineering and Technology Associates Corporation, a provider of intelligence, surveillance and reconnaissance information technologies. This acquisition by our Intelligence and Cybersecurity Solutions segment enhanced our service offerings and capabilities by adding information technologies that detect human behaviors to identify human-borne suicide bombers.

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In fiscal 2009, we acquired SM Consulting, Inc., a provider of language translation, interpretation and training, and other consulting services to federal, state and local governments and commercial customers. While this acquisition by our Intelligence and Cybersecurity Solutions segment enhanced our existing capabilities and offerings, it also expanded our relationships with DoD customers in adjacent markets for these services. We also acquired Icon Systems, Inc., a provider of laser-based systems and products for military training and testing. This acquisition by our Defense Solutions segment enhanced our wireless live training offerings.

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In fiscal 2008, we acquired The Benham Companies LLC, a consulting, engineering, and architectural design company. This acquisition by our Health, Energy and Civil Solutions segment provided us with new capabilities and offerings in the areas of industrial manufacturing and facilities design/build and enhanced our existing capabilities and offerings in the areas of energy consulting services and software development and integration services.

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In fiscal 2007, we acquired Applied Marine Technology, Inc., a provider of training, systems engineering and integration, information systems and communications, and rapid prototyping of technical solutions and products focused on support to intelligence and special warfare operations, which enhanced the existing capabilities and offerings of our Intelligence and Cybersecurity Solutions segment.

Divestitures

From time to time, we divest non-strategic components of our business. Since February 1, 2006, our most notable divestitures were:

•

In the second quarter of fiscal 2012, we completed the sale of certain components of our business which were primarily focused on providing information technology services to international oil and gas companies.

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In fiscal 2008, we completed a reorganization transaction involving our 55% interest in AMSEC LLC, a consolidated majority-owned subsidiary, resulting in the disposition of our 55% interest in AMSEC LLC in exchange for our acquisition of certain divisions and subsidiaries of AMSEC LLC.

•	In fiscal 2007, we completed the sale of our majority-owned subsidiary, ANXeBusiness Corp.

Contract Procurement

Our business is heavily regulated and we must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government and other contracts. The U.S. Government procurement environment has evolved due to statutory and regulatory procurement reform initiatives. Today, U.S. Government customers employ several procurement contracting methods to purchase services and solutions. Budgetary pressures and reforms in the procurement process have caused many U.S. Government customers to increasingly purchase services and products using contracting processes that give them the ability to select multiple winners or pre-qualify certain contractors to provide various services or products on established general terms and conditions rather than through single award contracts. The predominant contracting methods through which U.S. Government agencies procure services and products include the following:

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Single Award Contracts. U.S. Government agencies may procure services and products through single award contracts which specify the scope of services and products that will be delivered and identify the contractor that will provide the specified services. When an agency has a requirement, interested contractors are solicited, qualified and then provided with a request for a proposal. The process of qualification, request for proposals and evaluation of contractor bids requires the agency to maintain a large, professional procurement staff and the bidding and selection process can take a year or more to complete. For the contractor, this method of contracting may provide greater certainty of the timing and amounts to be received at the time of contract award because it generally results in the customer contracting for a specific scope of services or products from the single successful awardee.

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Indefinite Delivery/Indefinite Quantity (IDIQ) Contracts. The U.S. Government uses IDIQ contracts to obtain commitments from contractors to provide certain services or products on pre-established terms and conditions. The U.S. Government then issues task orders under the IDIQ contracts for the specific services or products it needs. IDIQ contracts are awarded to one or more contractors following a competitive procurement process. Under a single-award IDIQ contract, all task orders under that contract are awarded to one pre-selected contractor. Under a multi-award IDIQ contract, task orders can be awarded to any of the pre-selected contractors, which can result in further limited competition for the award of task orders. Multi-award IDIQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as government-wide acquisition contracts. IDIQ contracts often have multi-year terms and unfunded ceiling amounts, therefore enabling, but not committing, the U.S. Government to purchase substantial amounts of services or products from one or more contractors. At the time an IDIQ contract is awarded (prior to the award of any task orders), a contractor may have limited or no visibility as to the ultimate amount of services or products that the U.S. Government will purchase under the contract, and in the case of a multi-award IDIQ, the contractor from which such purchases may be made.

•

U.S. General Services Administration (GSA) Schedule Contracts. The GSA maintains listings of approved suppliers of services and products with agreed-upon prices for use throughout the U.S. Government. In order for a company to provide services under a GSA Schedule contract, a company must be pre-qualified and awarded a contract by the GSA. When an agency uses a GSA Schedule contract to meet its requirements, the agency, or the GSA on behalf of the agency, conducts the procurement. The user agency, or the GSA on its behalf, evaluates the user agency’s services requirements and initiates a competition limited to GSA Schedule qualified contractors. GSA Schedule contracts are designed to provide the user agency with reduced procurement time and lower procurement costs. Similar to IDIQ contracts, at the time a GSA Schedule contract is awarded, a contractor may have limited or no visibility as to the ultimate amount of services or products that the U.S. Government will purchase under the contract.

We often collaborate with other parties, including our competitors, to submit bids for large U.S Government procurements or other opportunities where we believe that the combination of services and products that we can provide as a team will help us win and perform the contract. Our relationships with our teammates, including whether we serve as the prime contractor or as a subcontractor, vary with each contract opportunity and typically depend on the program, contract or customer requirements, as well as the relative size, qualifications, capabilities and experience of our company and our teammates. Contracting with the U.S. Government also subjects us to substantial regulation and unique risks, including the U.S. Government’s ability to cancel any contract at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed. These regulations and risks are described in more detail below under “Business–Regulation” and in the “Risk Factors” section of this prospectus.

Contract Types

Generally, the type of contract for our services and products is determined by or negotiated with the U.S. Government and may depend on certain factors, including the type and complexity of the work to be performed, degree and timing of the responsibility to be assumed by the contractor for the costs of performance, the extent of price competition and the amount and nature of the profit incentive offered to the contractor for achieving or exceeding specified standards or goals. We generate revenues under several types of contracts, including the following:

•

Cost-reimbursement contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fee. This type of contract is generally used when uncertainties involved in contract performance do not permit costs to be estimated with sufficient accuracy to use a fixed-price contract. Cost-reimbursement contracts generally subject us to lower risk, but generally require us to use our best efforts to accomplish the scope of the work within a specified time and amount of costs.

•

Time-and-materials (T&M) contracts typically provide for negotiated fixed hourly rates for specified categories of direct labor plus reimbursement of other direct costs. This type of contract is generally used when there is uncertainty of the extent or duration of the work to be performed by the contractor at the time of contract award or it is not possible to anticipate costs with any reasonable degree of confidence. On T&M contracts, we assume the risk of providing appropriately qualified staff to perform these contracts at the hourly rates set forth in the contracts over the period of performance of the contracts.

•

Fixed-price-level-of-effort (FP-LOE) contracts are substantially similar to T&M contracts except they require a specified level of effort over a stated period of time on work that can be stated only in general terms. This type of contract is generally used when the contractor is required to perform an investigation or study in a specific research and development area and to provide a report showing the results achieved based on the level of effort. Payment is based on the effort expended rather than the results achieved.

•

Firm-fixed-price (FFP) contracts provide for a fixed price for specified products, systems and/or services. This type of contract is generally used when the government acquires commercial items or products and services on the basis of reasonably definitive specifications and which have a determinable fair and reasonable price. These contracts subject us to higher risk, but offer us potential increased profits if we can complete the work at lower costs than planned. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns.

Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or products provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts. For the proportionate amount of revenues derived from each type of contract for fiscal 2011, 2010 and 2009 and for the six months ended July 31, 2011 and 2010, see “Key Financial Metrics—Contract Types” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Backlog

Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. Our backlog consists of funded backlog and negotiated unfunded backlog, each of which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. We expect to recognize a substantial portion of our funded backlog as revenues within the next 12 months. However, the U.S. Government may cancel any contract at any time. In addition, certain contracts with commercial customers include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed. For additional discussion and analysis of backlog, see “Key Financial Metrics—Bookings and Backlog” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Key Customers

In each of fiscal 2011, 2010 and 2009, approximately 90% of our total revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. We generated more than 10% of our total revenues during each of the last three fiscal years from each of the U.S. Army and U.S. Navy. Each of these customers has a number of subsidiary agencies which have separate budgets and procurement functions. Our contracts may be with the highest level of these agencies or with the subsidiary agencies of these customers.

The percentage of total revenues attributable to these customers for each of the last three fiscal years was as follows:

	Year Ended January 31
	2011	2010	2009
U.S. Army	23%	24%	25%
U.S. Navy	13	13	12

Competition

Competition for contracts is intense and we often compete against a large number of established multinational corporations which may have greater financial capabilities than we do. We also compete against smaller, more specialized companies that concentrate their resources on particular areas. As a result of the diverse requirements of the U.S. Government and our commercial customers, we frequently collaborate with other companies to compete for large contracts, and bid against these team members in other situations. We believe that our principal competitors currently include the following companies:

•

the engineering and technical services divisions of large defense contractors which provide U.S. Government IT services in addition to other hardware systems and products, including such companies as The Boeing Company, General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, BAE Systems plc, L-3 Communications Corporation and Raytheon Company;

•

contractors focused principally on technical services, including U.S. Government IT services, such as Battelle Memorial Institute, Booz Allen Hamilton Inc., CACI International Inc, ManTech International Corporation, Serco Group plc and SRA International, Inc.;

•

diversified commercial and U.S. Government IT providers, such as Accenture plc, Computer Sciences Corporation, HP Enterprise Services, International Business Machines Corporation and Unisys Corporation;

•	contractors who provide engineering, consulting, design and construction services, such as KBR, Inc. and CH2M Hill Companies Ltd.; and

•

contractors focused on supplying homeland security product solutions, including American Science and Engineering, Inc., OSI Systems, Inc. and Smiths Group plc and contractors providing supply chain management and other logistics services, including Agility Logistics, Inc. (a subsidiary of Agility Public Warehousing Company K.S.C.).

We compete on factors including, among others, our technical expertise and qualified professional personnel, our ability to deliver cost-effective solutions in a timely manner, our reputation and standing with customers, pricing and the size and geographic presence of our company.

The U.S. Government has indicated that it intends to increase industry competition for its future procurement of products and services, which could lead to fewer sole source awards and more emphasis on cost competitiveness and affordability. In addition, the DoD has announced several initiatives to improve efficiency, refocus priorities and enhance DoD best practices including those used to procure goods and services from defense contractors. These new initiatives, when implemented, could result in fewer new opportunities for our industry as a whole, which may intensify competition within the industry as companies compete for a more limited set of new programs.

Patents and Proprietary Information

Our technical services and products are not generally dependent upon patent protection, although we do selectively seek patent protection. We claim a proprietary interest in certain of our products, software programs, methodologies and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means. We selectively pursue opportunities to license or transfer our technologies to third parties.

In connection with the performance of services, the U.S. Government has certain rights to inventions, data, software codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose or license such information to third parties, including, in some instances, our competitors. In the case of some subcontracts that we perform, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

Research and Development

We conduct research and development activities under customer-funded contracts and with company-funded internal research and development (IR&D) funds. IR&D efforts consist of projects involving basic research, applied research, development, and systems and other concept formulation studies. In fiscal 2011, 2010 and 2009, our company-funded IR&D expense was $55 million, $49 million and $46 million, respectively, which was included in selling, general and administrative expenses. We charge expenses for research and development activities performed under customer contracts directly to cost of revenues.

Seasonality

The U.S. Government’s fiscal year ends on September 30 of each year. It is not uncommon for U.S. Government agencies to award extra tasks or complete other contract actions in the timeframe leading up to the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds, which may favorably impact our third fiscal quarter ending October 31. In addition, as a result of the cyclical nature of the U.S. Government budget process and a greater number of holidays in our fourth fiscal quarter ending January 31, as compared to our third fiscal quarter ending October 31, we typically experience sequentially higher revenues in our third fiscal quarter and lower revenues in our fourth fiscal quarter. For selected quarterly financial data, see Note 21 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus.

Regulation

We are heavily regulated in most of the fields in which we operate. We provide services and products to numerous U.S. Government agencies and entities, including all of the branches of the U.S. military, the National Aeronautics and Space Administration (NASA), intelligence agencies and DHS. When working with these and other U.S. Government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts. Among other things, these laws and regulations:

•	require certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

•	define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. Government contracts;

•	require reviews by the Defense Contract Audit Agency (DCAA) and other U.S. Government agencies of compliance with government standards for accounting and management internal control systems;

•	restrict the use and dissemination of information classified for national security purposes and the export of certain products and technical data; and

•

require us not to compete for or to divest work if an organizational conflict of interest, as defined by these laws and regulations, related to such work exists and/or cannot be appropriately mitigated.

The U.S. Government may revise its procurement practices or adopt new contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their position.

Internationally, we are subject to special U.S. Government laws and regulations, local government laws and regulations and procurement policies and practices (including laws and regulations relating to bribery of foreign government officials, import-export control, investments, exchange controls and repatriation of earnings) and varying currency, political and economic risks.

Environmental Matters

Our operations are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations. In addition, our operations may become subject to future laws and regulations, including those related to climate change concerns. Failure to comply with these laws and regulations could result in civil, criminal, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. Government, or could cause us to incur costs to change, upgrade, remediate and/or close some of our operations or properties. Some environmental laws hold current or previous owners or operators of businesses and real property liable for hazardous substance releases, even if they did not know of and were not responsible for the releases. Environmental laws may also impose liability on any person who disposes, transports, or arranges for the disposal or transportation of hazardous substances to any site. In addition, we may face liability for personal injury, property damage and natural resource damages relating to hazardous substance releases for which we are otherwise liable or relating to exposure to or the mishandling of hazardous substances in connection with our current and former operations or services. Although we do not currently anticipate that the costs of complying with, or the liabilities associated with, environmental laws will materially and adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future.

Employees and Consultants

As of July 31, 2011, we employed approximately 41,200 full and part-time employees. We also utilize consultants to provide specialized technical and other services on specific projects. To date, we have not experienced any strikes or work stoppages and we consider our relations with our employees to be good.

The highly technical and complex services and products that we provide are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills and, in many cases, security clearances. Due to the increased competition for qualified personnel, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which has affected and may to continue to affect our growth. We intend to continue to devote significant resources to recruit, develop and retain qualified employees.

Properties

As of July 31, 2011, we conducted our operations in approximately 427 offices located in 41 states, the District of Columbia and various foreign countries. We consider our facilities suitable and adequate for our present needs. We occupy approximately 9.8 million square feet of floor space. Of this amount, we own approximately 2.1 million square feet, and the remaining balance is leased. Our major locations are in the Washington, D.C. and San Diego, California metropolitan areas, where we occupy approximately 3 million square feet of floor space and 1 million square feet of floor space, respectively. We also have employees working at customer sites throughout the United States and in other countries.

As of July 31, 2011, we owned the following properties:

Location	Number of buildings	Square footage	Acreage
McLean, Virginia	4	896,000	18.3
San Diego, California	4	455,000	11.4
Virginia Beach, Virginia	2	159,000	22.5
Huntsville, Alabama	1	102,000	11.3
Columbia, Maryland	1	95,000	7.3
Colorado Springs, Colorado	1	86,000	5.8
Orlando, Florida	1	85,000	18.0
Oak Ridge, Tennessee	1	83,000	12.5
Dayton, Ohio	2	79,000	4.5
Reston, Virginia	1	62,000	2.6
Richland, Washington	1	24,000	3.1

The nature of our business is such that there is no practicable way to relate occupied space to our reportable segments. See Note 15 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus for information regarding commitments under leases.

Legal Proceedings

We have provided information about legal proceedings in which we are involved in Note 10 of the combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 and Note 19 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus.

In addition to the matters disclosed in Note 10 of the combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 and Note 19 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011, we are routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with contract performance, compliance with applicable laws and organizational conflicts of interest, with respect to our role as a contractor to governmental agencies and departments and in connection with performing services in countries outside of the United States. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and we could face penalties, fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on our business, consolidated financial position, results of operations and cash flows due to our reliance on government contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus is part of a combined registration statement of SAIC and Science Applications and includes separate consolidated financial statements for each of these two entities. As SAIC is a holding company and consolidates Science Applications for financial statement purposes, disclosures that relate to activities of Science Applications also apply to SAIC, unless otherwise noted. Science Application’s revenues and expenses comprise 100% of SAIC’s revenues and operating expenses. In addition, Science Applications comprises approximately the entire balance of SAIC’s assets, liabilities and operating cash flows. Therefore, the following qualitative discussion is applicable to both SAIC and Science Applications, unless otherwise noted. This combined Management’s Discussion and Analysis of Financial Condition and Results of Operations of SAIC and Science Applications should be read in conjunction with the consolidated financial statements and the combined notes to the consolidated financial statements contained within this prospectus.

We use the terms “Company,” “we,” “us,” and “our” to refer to SAIC, Science Applications and their consolidated subsidiaries. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2011 as “fiscal 2011” and to the fiscal year ending January 31, 2012 as “fiscal 2012.” All information for the periods presented in this section has been recast to give effect to the change in reportable segments and for discontinued operations.

Overview

We are a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to all agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS) and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets.

Our business is focused on solving issues of national and global importance in the areas of national security, energy and the environment, critical infrastructure and health. We combine technology and domain and mission expertise to deliver solutions that solve our customers’ most challenging issues. We are focusing our investments in our strategic growth areas including: intelligence, surveillance and reconnaissance; cybersecurity; logistics, readiness and sustainment; energy and environment; and health information technology. Our significant long-term management initiatives include:

•

achieving internal, or non-acquisition related, annual revenue growth through internal collaboration and better leveraging of key differentiators across our company and the deployment of resources and investments into higher growth markets;

•

improving our operating income margin through strong contract execution and growth in higher-margin business areas and continued improvement in our information technology (IT) systems infrastructure and related business processes for greater effectiveness and efficiency across all business functions;

•

disciplined deployment of our cash resources and use of our capital structure to enhance growth and shareholder value through internal growth initiatives, strategic acquisitions, stock repurchases and other uses as conditions warrant; and

•	investing in our people, including enhanced training and career development programs, with a focus on retention and recruiting.

Key financial highlights and events, including progress against our management initiatives, during the six months ended July 31, 2011 include:

•

Revenues for the six months ended July 31, 2011 decreased 2% as compared to the same period in the prior year reflecting internal revenue contraction (as defined in “Non-GAAP Financial Measures”) of 3%. The internal revenue contraction was driven by revenue declines in our Defense Solutions and Health, Energy and Civil Solutions segments and the effect of revenues from the receipt of a $56 million royalty payment included in our Corporate and Other segment in the same period of the prior year, partially offset by a revenue increase in our Intelligence and Cybersecurity Solutions segment.

•

Operating income as a percentage of revenues decreased to 8.3% for the six months ended July 31, 2011 from 8.9% for the same period in the prior year primarily due to the $56 million royalty payment received in our Corporate and Other segment during the six months ended July 31, 2010.

•

Income from continuing operations for the six months ended July 31, 2011 decreased $39 million, or 14%, over the same period in the prior year primarily due to decreased operating income of $39 million and an increase in interest expense of $19 million as the result of the issuance of senior unsecured notes in December 2010, partially offset by lower taxes of $12 million due to the decline in operating income as compared to the same period in the prior year.

•

Diluted earnings per share (EPS) from continuing operations for the six months ended July 31, 2011 decreased $.05 per share, or 7%, as compared to the same period in the prior year primarily due to the decrease in income from continuing operations partially offset by a decline in the diluted weighted average number of shares outstanding of 28 million, or 8%, primarily due to stock repurchases.

•

Discontinued operations for the six months ended July 31, 2011 reflects the June 2011 sale of certain components of the business primarily focused on providing information technology services to international oil and gas companies, including a gain on sale before income taxes of $109 million.

•

Cash and cash equivalents decreased $31 million during the six months ended July 31, 2011 reflecting cash used to repurchase our stock totaling $417 million partially offset by cash generated from operations of $210 million and proceeds of $169 million from the completion of the sale of certain components of our business.

•

Net bookings (as defined in “Key Financial Metrics—Bookings and Backlog”) were approximately $5.9 billion for the six months ended July 31, 2011. Total backlog was $17.7 billion at July 31, 2011 as compared to $17.1 billion at January 31, 2011.

Key financial highlights and events, including progress against our management initiatives, during fiscal 2011 include:

•

Revenues increased 3% over the prior year with minimal internal revenue growth. Our revenue growth for fiscal 2011 was the result of growth in our Defense Solutions and Intelligence and Cybersecurity Solutions segments, including an increase in materials and subcontract revenues on a number of programs. Revenue growth was negatively impacted by ongoing industry-wide delays in procurement decisions, which has resulted in an increase in submitted proposals awaiting decisions.

•

Operating income as a percentage of revenues increased to 8.7% for fiscal 2011 from 7.9% for fiscal 2010. The increase in operating income margin was primarily due to the favorable impact of a $56 million royalty payment received in fiscal 2011 in addition to strong program performance, particularly on certain fixed-price contracts.

•	Income from continuing operations for fiscal 2011 increased $79 million, or 16%, over the prior year primarily due to increased operating income of $111 million and a lower effective tax rate.

•

Diluted EPS from continuing operations for fiscal 2011 increased $.29 per share, or 24%, as compared to the prior year primarily due to a $79 million, or 16%, increase in income from continuing operations and a decline in the diluted weighted average number of shares outstanding of 24 million, or 6%, primarily due to stock repurchases.

•

Cash and cash equivalents increased $506 million during fiscal 2011, primarily due to $725 million generated from operations and net proceeds of $742 million from issuance of debt, partially offset by repurchases of our stock of $601 million and $382 million used to acquire businesses.

•

Net bookings were approximately $12.6 billion for fiscal 2011, as compared to $9.2 billion in the prior year. Total backlog was $17.1 billion at January 31, 2011, an increase of approximately $1.8 billion from January 31, 2010.

Business Environment

In fiscal 2011, we generated approximately 90% of our total revenues from contracts with the U.S. Government, either as a prime contractor or a subcontractor. Revenues under contracts with the DoD, including subcontracts under which the DoD is the ultimate purchaser, represented approximately 75% of our total revenues in fiscal 2011. Accordingly, our business performance is subject to changes in the overall level of U.S. Government spending, especially national security, including defense, spending, and the alignment of our service and product offerings and capabilities with current and future budget priorities.

While we believe that national security, including defense, spending will continue to be a priority, the U.S. Government deficit and budget situation has created increasing pressure to closely examine and reduce spending in these areas. In August 2011, President Obama signed into law the Budget Control Act of 2011, which increased the U.S. Government’s debt ceiling and enacted 10-year discretionary spending caps which are expected to generate over $900 billion in savings for the U.S. Government. According to the Office of Management and Budget, these savings include $420 billion in national security spending reductions, $330 billion of which is specifically from DoD’s budget, over the next 10 years. If an additional $1.2 trillion to $1.5 trillion in savings are not voted into law by both houses of Congress by December 23, 2011, automatic spending cuts totaling an additional $1.2 trillion over 10 years will be triggered, which are expected to reduce DoD and Homeland Security spending by approximately $500 billion and other federal agency spending by approximately $700 billion over that timeframe, beginning in the government fiscal year ending September 30, 2013. We are evaluating the potential impacts of the new legislation on our business, and while the ultimate effect on our business is uncertain, the amount and nature of these federal budget spending reductions could adversely impact our future revenues and growth prospects.

In February 2011, the Obama Administration submitted the Presidential Budget for the government fiscal year ending September 30, 2012 (GFY 2012) to Congress. However, based on the recent debt ceiling debate and delays in the appropriations process, we expect that the U.S. Government will continue to operate under a continuing resolution for the early part of GFY 2012. A continuing resolution authorizes agencies of the U.S. Government to continue to operate, generally at the same funding levels from the prior year (in this case, GFY 2011), but does not authorize new spending initiatives. If continuing resolutions remain in effect for an extended period of time, it could delay new contract awards, delay the procurement of products, services and solutions we provide, or result in new spending initiatives being cancelled.

Competition for contracts with the U.S. Government continues to be intense. The U.S. Government has increasingly used contracting processes that give it the ability to select multiple winners or pre-qualify certain contractors to provide various services or products at established general terms and conditions. Such processes include purchasing services and solutions using indefinite-delivery/indefinite-quantity (IDIQ) and U.S. General Services Administration (GSA) contract vehicles. This trend has served to increase competition for U.S. Government contracts. There are a number of additional risks and uncertainties which could impact our U.S. Government business. For more information on these risks and uncertainties, see “Risk Factors” contained within this prospectus.

Reportable Segments

We define our reportable segments based on the way our chief operating decision maker (CODM), currently our chief executive officer, manages the operations of the Company for purposes of allocating resources and assessing performance.

Prior to February 1, 2011, our CODM managed our operations at the business unit level, each of which reported to one of several operating groups. Our business units were aggregated into reportable segments, Government and Commercial, based on the nature of the customers served, contractual requirements and the regulatory environment governing the business unit’s operations. We also had a Corporate and Other segment.

Effective February 1, 2011, we further aligned our operations within the maturing group structure that is better organized around the markets served and the nature of products and services provided to customers in those markets. Coincident with the completion of this organizational alignment, the CODM commenced management of our operations at the group level for purposes of allocating resources and assessing performance. As a result of this change, we redefined our Government and Commercial reportable segments into the following: Defense Solutions; Health, Energy and Civil Solutions; and Intelligence and Cybersecurity Solutions.

Except with respect to “Results of Operations—Discontinued Operations,” “—Net Income,” and “—Diluted EPS,” all amounts in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are presented for our continuing operations. For additional information regarding our reportable segments, see “Business” and Note 17 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 and Note 9 of the combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 contained within this prospectus.

Key Financial Metrics

Our revenues are generated primarily from contracts with the U.S. Government, commercial customers, and various foreign, state and local governments or from subcontracts with other contractors engaged in work with such customers. We perform under various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

We recognize revenues under cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance, as costs are incurred together with an estimate of applicable fees as we become contractually entitled to reimbursement of costs and the applicable fees. We recognize revenues under our other contracts primarily using the percentage-of-completion method. Under the percentage-of-completion method, revenues are recognized based on progress towards completion, with performance measured by the cost-to-cost method, efforts-expended method or units-of-delivery method, all of which require estimating total costs at completion.

Bookings and Backlog. We received net bookings worth an estimated $5.9 billion during the six months ended July 31, 2011 and $12.6 billion and $9.2 billion during fiscal 2011 and 2010, respectively. Net bookings represent the estimated amount of revenue to be earned in the future from funded and unfunded contract awards that were received during the year, net of any adjustments to previously awarded backlog amounts. We calculate net bookings as the year’s ending backlog plus the year’s revenues less the prior year’s ending backlog and less the backlog obtained in acquisitions during the year.

Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. We segregate our backlog into two categories as follows:

•

Funded Backlog. Funded backlog for contracts with government agencies primarily represents contracts for which funding is appropriated less revenues previously recognized on these contracts, and does not include the unfunded portion of contracts where funding is incrementally appropriated or authorized on a quarterly or annual basis by the U.S. Government and other customers, even though the contract may call for performance over a number of years. Funded backlog for contracts with non-government agencies represents the estimated value on contracts, which may cover multiple future years, under which we are obligated to perform, less revenues previously recognized on these contracts.

•

Negotiated Unfunded Backlog. Negotiated unfunded backlog represents estimated amounts of revenue to be earned in the future from (1) negotiated contracts for which funding has not been appropriated or otherwise authorized and (2) unexercised priced contract options. Negotiated unfunded backlog does not include any estimate of future potential task orders expected to be awarded under IDIQ, GSA Schedule, or other master agreement contract vehicles.

The estimated value of our total backlog as of the end of the periods presented was as follows:

	July 31	January 31
	2011	2011*	2010
	(in millions)
Defense Solutions:
Funded backlog	$2,025	$2,272	$2,045
Negotiated unfunded backlog	4,948	5,400	4,012

Total Defense Solutions backlog	$6,973	$7,672	$6,057

Health, Energy and Civil Solutions:
Funded backlog	$1,742	$1,780	$1,767
Negotiated unfunded backlog	3,264	2,131	1,960

Total Health, Energy and Civil Solutions backlog	$5,006	$3,911	$3,727

Intelligence and Cybersecurity Solutions:
Funded backlog	$1,511	$1,330	$1,265
Negotiated unfunded backlog	4,234	4,207	4,317

Total Intelligence and Cybersecurity Solutions backlog	$5,745	$5,537	$5,582

Total:
Funded backlog	$5,278	$5,382	$5,077
Negotiated unfunded backlog	12,446	11,738	10,289

Total backlog	$17,724	$17,120	$15,366

*	Adjusted to reclassify $195 million from Intelligence and Cybersecurity Solutions to Defense Solutions.

Total backlog may fluctuate from period to period depending on our success rate in winning contracts and the timing of contract awards, renewals, modifications and cancellations. While backlog increased during the six months ended July 31, 2011 and fiscal 2011, contract awards continue to be negatively impacted by ongoing industry-wide delays in procurement decisions, which have resulted in an increase in the value of our submitted proposals awaiting decisions.

We expect to recognize a substantial portion of our funded backlog as revenues within the next 12 months. However, the U.S. Government may cancel any contract at any time. In addition, certain contracts with commercial customers include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed.

Contract Types. For a discussion of the types of contracts under which we generate revenue, see “Contract Types” in the “Business” section contained within this prospectus. The following table summarizes revenues by contract type as a percentage of total revenues for the periods presented:

	Six Months Ended July 31		Year Ended January 31
	2011	2010	2011	2010	2009
Cost-reimbursement	43%	47%	47%	49%	49%
T&M and FP-LOE	30	30	29	29	32
FFP	27	23	24	22	19

Total	100%	100%	100%	100%	100%

The increase in the percentage of revenues generated from FFP contracts during the six months ended July 31, 2011, as compared to the same period of the prior year was primarily due to increased revenues from design and construction services and increased sales of proprietary products.

The increase in the percentage of revenues generated from FFP contracts for fiscal 2011 as compared to prior years was primarily due to increased deliveries of logistics, readiness and sustainment products and proprietary products in addition to a $56 million royalty payment received in fiscal 2011.

Revenue Mix. We generate revenues under our contracts from (1) the efforts of our technical staff, which we refer to as labor-related revenues, and (2) the materials provided on a contract and efforts of our subcontractors, which we refer to as M&S revenues. M&S revenues are generated primarily from large, multi-year systems integration contracts and contracts in our logistics, readiness and sustainment business area, as well as through sales of our proprietary products, such as our border, port and mobile security products and our checked baggage explosive detection systems. While our proprietary products are more profitable, these products represent a small percentage of our M&S revenues and the majority of our M&S revenues generally have lower margins than our labor-related revenues.

The following table presents changes in labor-related revenues and M&S revenues for the periods presented:

	Six Months Ended July 31			Year Ended January 31
	2011	Percent change	2010	2011	Percent change	2010	Percent change	2009
	($ in millions)
Labor-related revenues	$3,059	(1)%	$3,087	$6,154	2%	$6,051	5%	$5,742
As a percentage of revenues	58%		57%	56%		57%		59%
M&S revenues	2,225	(3)	2,289	4,767	5	4,529	12	4,026
As a percentage of revenues	42%		43%	44%		43%		41%

M&S revenues decreased as a percentage of total revenues during the six months ended July 31, 2011 as compared with the same period in the prior year primarily due to a $56 million royalty payment received during the six months ended July 31, 2010. Labor-related revenues for the six months ended July 31, 2011 decreased slightly as compared to the same period in the prior year due to a decrease in the number of full-time and part-time employees as compared to the same periods in the prior year.

In recent years, the increase in relative proportion of M&S revenues as compared to labor-related revenues was primarily due to increased activity as a prime contractor on large programs involving significant subcontracted efforts and increased volume of material deliveries under certain programs primarily with DoD customers, in addition to a $56 million royalty payment received in fiscal 2011. The labor-related revenues in fiscal 2011 were relatively consistent as compared to fiscal 2010 while the increase in labor-related revenues in fiscal 2010 as compared to fiscal 2009 was primarily due to the start of several new programs and increases in both labor rates and the number of personnel performing on contracts.

Customer Concentration. In each of fiscal 2011, 2010, and 2009, approximately 90% of our total revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. The percentage of total revenues from customers representing greater than 10% of our total revenues for each of the last three fiscal years was as follows:

	Year Ended January 31
	2011	2010	2009
U.S. Army	23%	24%	25%
U.S. Navy	13	13	12

Geographic Location. The majority of our services are performed by entities located in the United States. Revenues earned by entities located within the United States accounted for substantially all of our total revenues in fiscal 2011, 2010 and 2009.

Results of Operations

The following table summarizes our results of operations for the periods presented:

	Six Months Ended July 31			Year Ended January 31
	2011	Percentage Change	2010	2011	Percentage Change	2010	Percentage Change	2009
			as adjusted	as adjusted
	($ in millions)
Revenues	$5,284	(2)%	$5,376	$10,921	3%	$10,580	8%	$9,768
Cost of revenues	4,615	(1)	4,656	9,476	4	9,151	8	8,464
Selling, general and administrative expenses:
General and administrative (G&A)	118	(15)	139	296	(26)	401	2	395
Bid and proposal	76	(3)	78	147	3	143	23	116
Internal research and development	36	44	25	55	12	49	7	46

Operating income	439	(8)	478	947	13	836	12	747
As a percentage of income	8.3%		8.9%	8.7%		7.9%		7.6%
Non-operating expense, net	(50)		(38)	(75)		(68)		(73)

Income from continuing operations before income taxes	389	(12)	440	872	14	768	14	674
Provisions for income taxes	(147)	(8)	(159)	(314)	9	(289)	17	(246)

Income from continuing operations	242	(14)	281	558	16	479	12	428
Income from discontinued operations, net of tax	67		34	61		17		18

Net income	$309	(2)	$315	$619	25	$496	11	$446

We classify indirect costs incurred within or allocated to our Government customers as overhead (included in cost of revenues) and G&A expenses in the same manner as such costs are defined in our disclosure statements under U.S. Government Cost Accounting Standards. Effective in fiscal 2012, one of our subsidiaries adopted our more prevalent disclosure statement resulting in $13 million in costs classified as G&A for the six months ended July 31, 2010 being classified as cost of revenues in fiscal 2012 on a prospective basis. Effective in fiscal 2011, we updated our disclosure statements with the Defense Contract Management Agency, resulting in certain costs being classified differently as either overhead or G&A expenses on a prospective basis. This change has caused a net increase in reported cost of revenues and a net decrease in reported G&A expenses in fiscal 2011 as compared to fiscal 2010 and 2009. Total operating costs were not affected by these changes.

Reportable Segment Results.

The following table summarizes changes in Defense Solutions revenues and operating income for the periods presented:

	Six Months Ended July 31			Year Ended January 31
Defense Solutions	2011	Percent change	2010	2011	Percent change	2010	Percent change	2009
	($ in millions)
Revenues	$2,222	(2)%	$2,269	$4,657	3%	$4,518	12%	$4,035
Operating income	178	1	177	380	7	355	12	317
Operating income margin	8.0%		7.8%	8.2%		7.9%		7.9%

Defense Solutions revenues decreased by $47 million, or 2%, all of which was attributable to internal revenue contraction, for the six months ended July 31, 2011 as compared to the same period in the prior year. Internal revenue contraction was primarily attributable to a systems development and implementation contract for a local government which was completed in the period ($31 million), reduced activity on our U.S. Army Brigade Combat Team Modernization contract ($31 million) and reduced activity on an infrastructure support services program for an agency of the DoD ($18 million) in addition to one less business day as compared to the same period in the prior year ($17 million). This decline was partially offset by continued growth on a number of existing contract vehicles including a systems and software maintenance/upgrade program for the U.S. Army ($48 million).

Defense Solutions revenues increased $139 million, or 3%, including internal revenue growth of 3%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 internal revenue growth was driven by increased activity on our systems integration and logistics programs for tactical and mine resistant ambush protected vehicles ($175 million), a systems and software maintenance and upgrades program with the U.S. Army ($78 million), and a systems engineering solutions program for the U.S. Navy ($65 million). These growth areas were partially offset by revenue declines on certain programs including from fewer deliveries of emergency responder equipment ($99 million), and a reduction in scope under the U.S. Army Brigade Combat Team Modernization program ($62 million).

Defense Solutions revenues increased $483 million, or 12%, including internal revenue growth of 12%, in fiscal 2010 as compared to fiscal 2009. Fiscal 2010 internal revenue growth was driven by increased activity in military logistics and supply chain management services for the DoD ($180 million), increases in systems engineering solutions for the U.S. Navy ($91 million), increased activity on a systems and software maintenance and upgrades program for the U.S. Army ($60 million) and increased activity on a program to support, operate and maintain a command, control, communication and computer system network for the DoD ($55 million).

Defense Solutions operating income margin increased to 8.0% for the six months ended July 31, 2011 as compared to 7.8% for the same period in the prior year primarily due to more effective cost management ($17 million) partially offset by lower fees on a systems development and implementation contract for a local government which was completed in the period ($12 million).

Defense Solutions operating income margin increased to 8.2% in fiscal 2011 as compared to 7.9% in fiscal 2010 primarily due to increased cost recovery on cost reimbursement contracts and increased fees related to a specific contract partially offset by increased bid and proposal expenses. The level of bid and proposal activities fluctuates depending on the timing of bidding opportunities.

Defense Solutions operating income margin remained consistent in fiscal 2010 as compared to fiscal 2009 reflecting increased cost recovery on cost reimbursement contracts partially offset by an intangible asset impairment.

The following table summarizes changes in Health, Energy and Civil Solutions revenues and operating income for the periods presented:

	Six Months Ended July 31			Year Ended January 31
Health, Energy and Civil Solutions	2011	Percent change	2010	2011	Percent change	2010	Percent change	2009
	($ in millions)
Revenues	$1,336	(3)%	$1,377	$2,792	(2)%	$2,848	10%	$2,591
Operating income	117	(8)	127	258	9	236	11	213
Operating income margin	8.8%		9.2%	9.2%		8.3%		8.2%

Health, Energy and Civil Solutions revenues decreased $41 million, or 3%, including internal revenue contraction of 7%, for the six months ended July 31, 2011 as compared to the same period in the prior year. Internal revenue contraction reflects a timing-related reduction in delivery of units of our non-intrusive cargo inspection systems ($25 million) and checked baggage explosive detection systems ($37 million) related to an acquisition completed in August 2010. In addition, certain U.S. federal civilian agency programs experienced reduced activity, including various programs in support of National Aeronautics and Space Administration (NASA) ($16 million). There was also one less business day as compared to the same period in the prior year ($11 million). These decreases were partially offset by growth in our energy and health business areas, including new design-build projects for geothermal power plant construction ($22 million) and expanded scope on new and existing programs with our DoD military health system customers ($20 million).

Health, Energy and Civil Solutions revenues decreased $56 million, or 2%, including internal revenue contraction of 6%, in fiscal 2011 as compared to fiscal 2010. The internal revenue contraction was primarily due to a decline in revenues under an IT services contract with NASA ($62 million).

Health, Energy and Civil Solutions revenues increased $257 million, or 10%, including internal revenue growth of 3%, in fiscal 2010 as compared to fiscal 2009. Internal revenue growth was driven by growth across a number of programs including a medical research program with our DoD military health system customers ($66 million), a design-build effort with a commercial customer ($59 million) and an information technology support program with the Department of Homeland Security ($43 million).

Health, Energy and Civil Solutions operating income margin decreased to 8.8% for the six months ended July 31, 2011 as compared to 9.2% for the same period in the prior year. The decline in operating income margin was primarily driven by increased investment in growth-oriented research and development activities related to the development of new homeland security product offerings ($9 million), increased amortization expense ($7 million) related to acquisition activities in the current and prior years, and reduced deliveries of our non-intrusive cargo inspection systems, which have higher relative operating income margins. These decreases were partially offset by favorable program fee performance and efficiency actions to reduce indirect expenses across the segment.

Health, Energy and Civil Solutions operating income margin increased to 9.2% in fiscal 2011 as compared to 8.3% in fiscal 2010 due primarily to strong program performance, particularly on certain fixed price contracts, increased cost recovery on cost reimbursement contracts and reduced infrastructure costs related to organizational streamlining and cost efficiency actions taken in fiscal 2011 and 2010 partially offset by increased amortization expense for intangible assets related to recent business acquisitions.

Health, Energy and Civil Solutions operating income margin increased to 8.3% in fiscal 2010 as compared to 8.2% in fiscal 2009 due to increased cost recovery on cost reimbursement contracts.

The following table summarizes changes in Intelligence and Cybersecurity Solutions revenues and operating income for the periods presented:

	Six Months Ended July 31			Year Ended January 31
Intelligence and Cybersecurity Solutions	2011	Percent change	2010	2011	Percent change	2010	Percent change	2009
	($ in millions)
Revenues	$1,727	3%	$1,677	$3,421	6%	$3,216	2%	$3,147
Operating income	159	21	131	288	2	281	8	261
Operating income margin	9.2%		7.8%	8.4%		8.7%		8.3%

Intelligence and Cybersecurity Solutions revenues increased $50 million, or 3%, all of which was attributable to internal revenue growth, for the six months ended July 31, 2011 as compared to the same period in the prior year. Internal revenue growth was primarily attributable to increased activity on an existing intelligence analysis contract ($37 million), a new manned airborne surveillance program ($33 million), and several cybersecurity programs ($5 million). These increases were partially offset by a decline in revenues due to the conclusion of a forward operating base integrated security equipment supply contract ($16 million) and one less business day as compared to the same period in the prior year ($13 million).

Intelligence and Cybersecurity Solutions revenues increased $205 million, or 6%, including internal revenue growth of 4%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 internal revenue growth was driven by increased activity in our manned and unmanned airborne surveillance programs ($81 million) and intelligence analysis programs for the DoD ($69 million).

Intelligence and Cybersecurity Solutions revenues increased $69 million, or 2%, including internal revenue growth of 1%, in fiscal 2010 as compared to fiscal 2009. Fiscal 2010 internal revenue growth was primarily driven by increased activity in a systems integration, development and support program with an intelligence customer ($66 million).

Intelligence and Cybersecurity Solutions operating income margin increased to 9.2% for the six months ended July 31, 2011 as compared to 7.8% for the same period in the prior year primarily due to strong program execution and effective cost management ($9 million), increased sales of higher-margin proprietary products ($8 million), and lower bid and proposal expenses ($5 million) primarily attributable to the timing of bid and proposal activities.

Intelligence and Cybersecurity Solutions operating income margin decreased to 8.4% in fiscal 2011 as compared to 8.7% in fiscal 2010 due primarily to increased amortization expense for intangible assets and operating losses related to a business acquisition ($24 million). Operating income margin improved to 8.7% during fiscal 2010 as compared to 8.3% in fiscal 2009 due to strong program performance and increased cost recovery on cost reimbursement contracts.

The following table summarizes changes in Corporate and Other revenues and operating income (loss) for the periods presented:

	Six Months Ended July 31			Year Ended January 31
Corporate and Other	2011	Percent change	2010	2011	Percent change	2010	Percent change	2009
	($ in millions)
Revenues	$1		$56	$58		$4		$(2)
Operating income (loss)	(15)	(135)%	43	21		(36)	(18)%	(44)

Corporate and Other operating income (loss) for the six months ended July 31, 2011 includes charges related to the proposed settlement of a litigation matter involving work performed at the National Center for Critical Information Processing and Storage of $22 million partially offset by gains on the sale of real estate of $27 million. Corporate and Other revenues and operating income for the six months ended July 31, 2010 includes a $56 million royalty payment received in connection with the resolution of a patent infringement matter.

Corporate and Other revenues for fiscal 2011 reflect a $56 million royalty payment received in fiscal 2011 in connection with the resolution of a patent infringement matter. Corporate and Other operating income for fiscal 2011 was favorably impacted by the receipt of a royalty payment ($56 million) and a decline in stock option expense ($4 million) as a result of a decrease in the number of stock options issued in recent years and $3 million received for reimbursement of legal-related costs in connection with the resolution of a patent infringement matter in fiscal 2011 (for a discussion of this matter, see Note 19 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus). Corporate and Other operating loss decreased in fiscal 2010 as compared to fiscal 2009 primarily due to a gain on sale of real estate of $4 million in fiscal 2010.

Interest Income. Interest income for the six months ended July 31, 2011 was consistent with the same period in the prior year. Interest income was consistent in fiscal 2011 as compared to fiscal 2010. Interest income decreased $18 million, or 90%, in fiscal 2010 as compared to fiscal 2009 primarily due to lower market interest rates, a reduction in our average cash balance and the change in our investment strategy to a higher concentration invested in lower-yielding U.S. Treasury and government securities money market accounts in the latter part of fiscal 2009.

Interest Expense. Interest expense primarily reflects interest on our outstanding debt securities and notes payable. Interest expense for the six months ended July 31, 2011 increased $19 million, or 51% as compared to the same period in the prior year. Interest expense increased $3 million, or 4%, for fiscal 2011 as compared to fiscal 2010. These increases in interest expense are primarily due to issuance of $750 million of senior unsecured notes in December 2010. Interest expense declined by $2 million, or 3%, for fiscal 2010 as compared to fiscal 2009 primarily due to the payment of an outstanding debt balance at the beginning of fiscal 2010.

Interest expense for Science Applications increased $14 million during the six months ended July 31, 2011 as compared to the same period in the prior year, reflecting a $19 million increase in interest on third-party debt partially offset by a $5 million decrease in interest on its note payable to SAIC. Interest expense for Science Applications decreased $4 million in fiscal 2011 as compared to fiscal 2010 reflecting a $7 million decrease in interest on its note payable to SAIC partially offset by the $3 million increase in interest on third-party debt. Interest expense for Science Applications decreased $22 million during fiscal 2010 as compared to fiscal 2009 reflecting a $20 million decrease in interest on its note payable to SAIC and a $2 million decrease in interest on third party debt. Interest expense related to Science Application’s note payable to SAIC may fluctuate significantly from year to year based on changes in the underlying note balance and interest rates throughout the fiscal year.

As more fully described in “Quantitative and Qualitative Disclosures About Market Risk” and Note 9 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus, we are currently exposed to interest rate risks and foreign currency risks that are inherent in the financial instruments and contracts arising from transactions entered into in the normal course of business. From time to time, we use derivative instruments to manage these risks.

Other Income (Expense), Net. The components of other income (expense), net were as follows:

	Six Months Ended July 31		Year Ended January 31
	2011	2010	2011	2010	2009
	(in millions)
Impairment losses on investments	$—	$—	$(4)	$(1)	$(14)
Net gain on sale of other investments	1	1	5	3	6
Equity interest in earnings and impairment losses on investments in unconsolidated affiliates, net	—	—	—	1	(9)
Other	4	(3)	1	3	2

Total other income (expense), net	$5	$(2)	$2	$6	$(15)

In fiscal 2009, we recognized $29 million of impairment losses on our ownership interests in Danet GmbH and certain private equity securities held by our venture capital subsidiary. These impairments were due to other-than-temporary declines in their fair values caused by poor business performance, contraction in credit markets and general declines in global economic conditions. The carrying value of our investments as of July 31, 2011 was $13 million.

Provision for Income Taxes. The provision for income taxes as a percentage of income from continuing operations before income taxes increased to a more normative effective tax rate of 37.8% for the six months ended July 31, 2011 as compared to 36.1% for the same period in the prior year primarily due to a $11 million reduction in the provision for income taxes for the six months ended July 31, 2010 resulting from the resolution of certain tax uncertainties. The provision for income taxes as a percentage of income from continuing operations before income taxes was 36.0%, 37.6% and 36.5% in fiscal 2011, 2010 and 2009, respectively. The lower effective income tax rates for fiscal 2011 and fiscal 2009 as compared to fiscal 2010 were primarily due to the reversal of $7 million and $8 million, respectively, in accruals for unrecognized tax benefits as a result of the settlement of federal and state tax audits.

We file income tax returns in the United States and various state and foreign jurisdictions and have effectively settled with the Internal Revenue Service (IRS) for fiscal years prior to and including fiscal 2008. Effective fiscal 2011, we are participating in the IRS Compliance Assurance Process, in which we and the IRS endeavor to agree on the treatment of all tax positions prior to the filing of the tax return, thereby greatly reducing the period of time between return submission and settlement with the IRS.

Diluted Earnings per Share (EPS) from Continuing Operations. Diluted EPS from continuing operations decreased $.05 per share, or 7%, for the six months ended July 31, 2011 as compared to the same period in the prior year, primarily due to the decrease in income from continuing operations partially offset by a reduction in the diluted weighted average number of shares outstanding of 8%, or 28 million shares, for the six months ended July 31, 2011 primarily due to share repurchases. Diluted EPS from continuing operations increased $.29 per share, or 24%, for fiscal 2011 as compared to fiscal 2010 primarily due to a $79 million, or 16%, increase in income from continuing operations and a decline in the diluted weighted average number of shares outstanding of 6%, or 24 million shares, primarily due to stock repurchases. Diluted EPS from continuing operations increased $.16 per share, or 16%, for fiscal 2010 as compared to fiscal 2009 primarily due to a $51 million, or 12%, increase in income from continuing operations and a decline in the diluted weighted average number of shares outstanding of 3%, or 12 million shares, primarily due to stock repurchases.

Discontinued Operations. On June 10, 2011, in order to better align our business portfolio with our strategy, we sold certain components of the business, which were historically included in our Commercial segment, primarily focused on providing information technology services to international oil and gas companies. Pursuant to the definitive sale agreement, we retained the assets and obligations of a defined benefit pension plan in the United Kingdom. In fiscal 2010, we also sold non-strategic components of our Intelligence and Cybersecurity Solutions segment. We have classified the operating results of these businesses, including the pension activity through the date of sale, as discontinued operations for all periods presented.

The pre-sale operating results of the businesses sold for the periods presented were as follows:

	Six Months Ended July 31		Year Ended January 31
	2011	2010	2011	2010	2009
		as adjusted		as adjusted
	(in millions)
Revenues	$69	$103	$196	$267	$310
Costs and expenses:
Cost of revenues	54	84	156	192	234
Selling, general and administrative expenses	8	17	28	45	67

Operating income	$7	$2	$12	$30	$9

During the six months ended July 31, 2011, we received proceeds of $169 million resulting in a preliminary gain on sale before income taxes of $109 million related to the June 10, 2011 sale, subject to contractual adjustments. During the six months ended July 31, 2010, the Company recorded a pre-tax gain of $52 million related to the settlement of an arbitration proceeding brought against Telkom South Africa by the Company’s former subsidiary, Telcordia Technologies, Inc.

In fiscal 2011, discontinued operations included pre-tax net gains of $77 million primarily related to the settlement of an arbitration proceeding brought against Telkom South Africa by our former subsidiary and resolution of other contingencies related to the sale of this former subsidiary.

Our results of discontinued operations included pre-tax net losses of $6 million and $8 million in fiscal 2010 and 2009, respectively. In fiscal 2009, we recorded a reduction in the provision for income taxes of discontinued operations of $17 million due to the reversal of uncertain tax positions as a result of the settlement of federal and state tax audits for amounts lower than the recorded amounts and the expiration of statutes of limitation for certain tax years.

Income from discontinued operations also includes other activity that is immaterial and not reflected above.

Net Income. Net income decreased $6 million, or 2%, for the six months ended July 30, 2011, as compared to the same period in the prior year primarily due to a decrease in income from continuing operations.

Net income increased $123 million, or 25%, for fiscal 2011 as compared to fiscal 2010. The increase in net income for fiscal 2011 as compared to fiscal 2010 reflects an increase in income from continuing operations of $79 million and an increase in income from discontinued operations of $44 million. Net income increased $50 million, or 11%, for fiscal 2010 as compared to fiscal 2009. The increase in net income for fiscal 2010 as compared to fiscal 2009 reflects an increase in income from continuing operations of $51 million and a decrease in income from discontinued operations of $1 million.

Net income for Science Applications decreased $1 million for the six months ended July 31, 2011 as compared to the same period in the prior year for the reasons described above. Net income for Science Applications increased $129 million in fiscal 2011 and $63 million in fiscal 2010 as compared to the respective prior year periods for the reasons described above and declines in interest expense on the note payable to SAIC.

Diluted EPS. Diluted EPS increased $.05 per share, or 6%, for the six months ended July 31, 2011, as compared to the same period in the prior year due to a reduction in the diluted weighted average number of shares outstanding of 28 million, or 8%, primarily due to share repurchases, partially offset by a decrease in net income of $6 million.

Diluted EPS increased $.41 per share, or 33%, for fiscal 2011 as compared to fiscal 2010 due to increases in net income and declines in the diluted number of shares outstanding as discussed above. Diluted EPS increased $.15 per share, or 14%, for fiscal 2010 as compared to fiscal 2009 due to increases in net income and declines in the diluted number of shares outstanding as discussed above.

Liquidity and Capital Resources

We had $1.336 billion in cash and cash equivalents at July 31, 2011, which were primarily comprised of investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities, and investment-grade corporate securities that have original maturities of three months or less. We anticipate our principal sources of liquidity for the next 12 months and beyond will be our existing cash and cash equivalents and cash flows from operations. We may also borrow under our $750 million revolving credit facility. Our revolving credit facility is backed by a number of financial institutions, matures in fiscal 2016, and by its terms can be accessed on a same-day basis. We anticipate our principal uses of cash for the next 12 months and beyond will be for operating expenses, capital expenditures, acquisitions of businesses, stock repurchases, and payment of current portions of notes payable and long-term debt. We anticipate that our operating cash flows, existing cash and cash equivalents, which have no restrictions on withdrawal, and borrowing capacity under our revolving credit facility will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

Historical Trends

Cash and cash equivalents was $1.336 billion, $1.367 billion and $861 million at July 31, 2011, January 31, 2011, and January 31, 2010, respectively. The following table summarizes cash flow information for the periods presented:

	Six Months Ended July 31		Year Ended January 31
	2011	2010	2011	2010	2009
	(in millions)
Total cash flows provided by continuing operations	$210	$241	$725	$588	$558
Total cash flows provided by (used in) investing activities of continuing operations	19	(174)	(445)	(306)	(248)
Total cash flows provided by (used in) financing activities of continuing operations	(407)	(411)	187	(398)	(427)
Increase (decrease) in cash and cash equivalents from discontinued operations	146	89	40	36	(27)
Effect of foreign exchange rate changes on cash and cash equivalents	1	(2)	(1)	5	(16)

Total increase (decrease) in cash and cash equivalents	$(31)	$(257)	$506	$(75)	$(160)

Cash Provided by Continuing Operations. Cash flows from continuing operations decreased $31 million for the six months ended July 31, 2011 as compared to the same period in the prior year. Cash flows from continuing operations were primarily impacted by the receipt of a $56 million royalty payment during the six months ended July 31, 2010.

Cash flows from continuing operations increased $137 million in fiscal 2011 as compared to fiscal 2010. Cash flows from continuing operations were favorably impacted by improved cash management, including a reduction in the average time to collect receivables, and a $79 million increase in income from continuing operations. Cash flows from continuing operations were partially offset by an increase in cash paid for income taxes ($62 million) and the funding of performance bonds on our contract with the Greek government ($23 million).

Cash flows from continuing operations increased $30 million in fiscal 2010 as compared to fiscal 2009. Cash flows from continuing operations were favorably impacted by $58 million related to an inventory reduction in fiscal 2010 as compared to inventory growth on certain logistics and product support programs during fiscal 2009, an additional payroll cycle in fiscal 2009 and a $51 million increase in income from continuing operations. Cash flows from continuing operations were negatively impacted by a decrease in the relative amount of payables outstanding and accrued liabilities during fiscal 2010 as compared to fiscal 2009 as a result of a $68 million decline in customer advance payments. Other significant drivers of cash flows from continuing operations included an increase in accounts receivable related to growth in our operations while the average time to collect receivables increased slightly from fiscal 2009 to 2010 after it had declined significantly during the prior year.

Cash flows from continuing operations for Science Applications decreased $40 million for the six months ended July 31, 2011 and increased $118 million in fiscal 2011 and $24 million in fiscal 2010, each as compared to the same periods in their respective prior years primarily for the reasons described for SAIC above. Differences in cash flows from operations for Science Applications as compared to SAIC are primarily due to changes in interest payments (which reduce cash flows from operations of Science Applications) made by Science Applications on its note to SAIC and changes in excess tax benefits related to stock-based compensation (which reduce cash flows from operations for SAIC).

Cash Provided by (Used in) Investing Activities of Continuing Operations. We generated $19 million of cash in support of investing activities of continuing operations during the six months ended July 31, 2011 including $78 million of proceeds from the sale of real estate, partially offset by $26 million to acquire a business and $30 million to purchase property, plant and equipment. We used $174 million of cash in support of investing activities of continuing operations during the six months ended July 31, 2010 including $140 million to acquire a business and $35 million to purchase property, plant and equipment primarily related to spending on information technology modernization projects and construction projects for leased facilities.

We used $445 million of cash in support of investing activities of continuing operations in fiscal 2011, including $382 million (net of cash acquired) to acquire three businesses and $73 million to purchase property, plant and equipment. We used $306 million of cash in support of investing activities of continuing operations in fiscal 2010, including $256 million (net of cash acquired) to acquire six businesses and $58 million to purchase property, plant and equipment. We used $248 million of cash in support of investing activities of continuing operations in fiscal 2009, including $201 million (net of cash acquired) to acquire two businesses and $58 million to purchase property, plant and equipment.

Cash Provided by (Used in) Financing Activities of Continuing Operations. We used $407 million of cash in support of financing activities of continuing operations during the six months ended July 31, 2011, including $417 million to repurchase shares of our stock. We used $411 million of cash in support of financing activities of continuing operations during the six months ended July 31, 2010, including $445 million to repurchase shares of our stock partially offset by $22 million in proceeds from the sale of stock under our employee stock purchase plan (ESPP) and exercises of stock options and $13 million in excess tax benefits associated with stock-based compensation.

We generated $187 million of cash from financing activities of continuing operations in fiscal 2011, including $742 million of net proceeds from the issuance of debt, $38 million in proceeds from the sale of stock under our employee stock purchase plan (ESPP) and exercises of stock options and $11 million in excess tax benefits associated with stock-based compensation partially offset by $601 million to repurchase shares of our stock. We used $398 million of cash in support of financing activities of continuing operations in fiscal 2010, including $474 million to repurchase shares of our stock and $18 million for payments on notes payable and long-term debt partially offset by $58 million in proceeds from the sale of stock under our ESPP and exercises of stock options and $36 million in excess tax benefits associated with stock-based compensation. We used $427 million of cash in support of financing activities of continuing operations in fiscal 2009, including $445 million to repurchase shares of our stock and $113 million for payments on notes payable and long-term debt partially offset by $76 million in proceeds from the sale of stock under our ESPP and exercises of stock options and $56 million in excess tax benefits associated with stock-based compensation.

Science Applications used cash in financing activities of $406 million for the six months ended July 31, 2011, including repayment on its note with SAIC of $868 million partially offset by proceeds on the note of $466 million. Science Applications used cash in financing activities of $419 million for the six months ended July 31, 2010, including repayment on its note with SAIC of $908 million partially offset by proceeds on the note of $490 million.

Science Applications generated cash from financing activities of $184 million in fiscal 2011, including proceeds on third-party debt of $742 million and proceeds from its note with SAIC of $1.298 billion offset by repayments on the note with SAIC of $1.853 billion. Science Applications used cash in financing activities of $420 million in fiscal 2010, including repayments on its note with SAIC of $782 million partially offset by proceeds on the note of $380 million. Science Applications used cash in financing activities of $455 million in fiscal 2009, including repayments on third-party debt of $113 million and repayment on its note with SAIC of $461 million partially offset by proceeds on the note with SAIC of $120 million.

Cash Flows from Discontinued Operations. Cash flows from discontinued operations for the six months ended July 31, 2011 included proceeds of $169 million from the sale of certain components of the business. Cash flows from discontinued operations for the six months ended July 31, 2010 included proceeds of $82 million from the settlement of an arbitration proceeding brought against Telkom South Africa by our former subsidiary Telcordia Technologies, Inc.

Stock Repurchase Program

In December 2006, our board of directors authorized a stock repurchase program (the 2006 Repurchase Program) under which we could repurchase shares of SAIC common stock as part of our overall strategy for capital allocation. We repurchased an aggregate of 82 million shares under the 2006 Repurchase Program. In December 2010, our board of directors terminated the 2006 Repurchase Program and authorized a new stock repurchase program (the 2010 Repurchase Program) under which we may repurchase up to 40 million shares of SAIC common stock. Stock repurchases may be made on the open market or in privately negotiated transactions with third parties. Whether repurchases are made and the timing and actual number of shares repurchased depends on a variety of factors including price, corporate capital requirements, other market conditions and regulatory requirements. As of July 31, 2011, there were 6 million shares remaining authorized for repurchase under the 2010 Repurchase Program.

Underfunded Pension Obligation

We sponsor a defined benefit pension plan in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which has expired. As of January 31, 2011, the pension plan had an underfunded projected benefit obligation of $20 million. In April 2010, plan participants who were then performing services on the contract transferred to a successor contractor. We expect that certain plan participants will transfer their pension plan assets and obligations to a successor contractor. The impact of these transfers on plan assets and obligations will depend on the number of plan participants who elect to transfer their pension benefits to a successor contractor’s plan, the amount of assets and obligations to be transferred, the performance of the pension plan assets and agreement on the timing of the transfer of the pension plan assets and obligations to a successor contractor’s plan. We have continuing defined benefit pension obligations with respect to certain plan participants however benefits are no longer accruing under the plan as of May 2011. In June 2011, we sold the component of our business that contained this pension and employed the pension plan participants. Pursuant to the definitive sale agreement, we retained the assets and obligations of this defined benefit pension plan.

Outstanding Indebtedness

Notes Payable and Long-term Debt. Our outstanding notes payable and long-term debt consisted of the following:

			July 31	January 31
	Stated interest rate	Effective interest rate	2011	2011	2010
			(in millions)
SAIC senior unsecured notes:
$450 million notes issued in fiscal 2011, which mature in December 2020	4.45%	4.59%	$448	$448	$—
$300 million notes issued in fiscal 2011, which mature in December 2040	5.95%	6.03%	300	300	—
Science Applications senior unsecured notes:
$550 million notes issued in fiscal 2003, which mature in July 2012	6.25%	6.50%	550	550	549
$250 million notes issued in fiscal 2003, which mature in July 2032	7.13%	7.43%	248	248	248
$300 million notes issued in fiscal 2004, which mature in July 2033	5.50%	5.78%	296	296	296
Other notes payable due on various dates through fiscal 2017	0%-3.1%	Various	10	10	13

Total notes payable and long-term debt			1,852	1,852	1,106
Less current portion			553	3	3

Total notes payable and long-term debt, net of current portion			$1,299	$1,849	$1,103

Fair value of notes payable and long-term debt			$2,010	$1,930	$1,165

These notes contain financial covenants and customary restrictive covenants, including, among other things, restrictions on our ability to create liens and enter into sale and leaseback transactions. We were in compliance with all covenants as of July 31, 2011 and January 31, 2011. Our other notes payable have interest rates ranging up to 3.1% and are due on various dates through fiscal 2017. For additional information on our notes payable and long-term debt, see Note 6 of the combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 contained within this prospectus.

Credit Facility. At July 31, 2011, SAIC had an unused revolving credit facility providing for $750 million in unsecured borrowing capacity at interest rates determined, at our option, based on either LIBOR plus a margin or a defined base rate through fiscal 2016. Science Applications has fully and unconditionally guaranteed any borrowings under SAIC’s revolving credit facility. The facility contained financial covenants and customary restrictive covenants. As of July 31, 2011, we were in compliance with all covenants under the credit facility. For additional information on our credit facility, see Note 6 of the combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 contained within this prospectus.

Off-Balance Sheet Arrangements

We have outstanding performance guarantees and cross-indemnity agreements in connection with certain of our unconsolidated joint venture investments. We also have letters of credit outstanding principally related to guarantees on contracts with foreign government customers and surety bonds outstanding principally related to performance and payment bonds as described in Note 20 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus. These arrangements have not had, and management does not believe it is likely that they will in the future have, a material effect on our liquidity, capital resources, operations or financial condition.

Contractual Obligations

The following table summarizes, as of January 31, 2011, our obligations to make future payments pursuant to certain contracts or arrangements and provides an estimate of the fiscal years in which these obligations are expected to be satisfied:

	Payments Due by Fiscal Year
	Total	2012	2013- 2014	2015- 2016	2017 and Thereafter
	(in millions)
Contractual obligations:
Long-term debt (including current portion) (1)	$3,393	$105	$712	$146	$2,430
Operating lease obligations (2)	654	139	206	137	172
Capital lease obligations	7	3	3	1	—
Estimated purchase obligations (3)	149	115	29	3	2
Other long-term liabilities (4)	135	66	50	13	6

Total contractual obligations	$4,338	$428	$1,000	$300	$2,610

(1)	Includes total interest payments on our outstanding debt of $105 million in fiscal 2012, $161 million in fiscal 2013-2014, $145 million in fiscal 2015-2016 and $1,129 million in fiscal 2017 and thereafter.
(2)	Excludes $46 million related to an operating lease on a contract with the Greek government as we are not obligated to make the lease payments to the lessee if our customer defaults on payments to us.
(3)	Includes estimated obligations to transfer funds under legally enforceable agreements for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. Excludes purchase orders for services or products to be delivered pursuant to U.S. Government contracts in which we have full recourse under normal contract termination clauses.
(4)	Other long-term liabilities were allocated by fiscal year as follows: a liability for our foreign defined benefit pension plan is based upon the expected near-term contributions to the plan (for a discussion of potential changes in these pension obligations, see Note 10 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus); liabilities under deferred compensation arrangements are based upon the average annual payments in prior years upon termination of employment by participants; liabilities for uncertain tax positions are based upon the fiscal year that the statute of limitations is currently expected to expire; a liability to reimburse a customer for cash advances on a contract that is periodically renewed is based upon the fiscal year that the most recent contract renewal is ending; and other liabilities are based on the fiscal year that the liabilities are expected to be realized.

Commitments and Contingencies

We are subject to a number of reviews, investigations, claims, lawsuits and other uncertainties related to our business. For a discussion of these items, see Notes 19 and 20 of the combined notes to the consolidated financial statements for the fiscal year ended January 31, 2011 and Notes 10 and 11 of the combined notes to the condensed consolidated financial statements for the six months ended July 31, 2011 contained within this prospectus.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis. Our estimates and assumptions have been prepared on the basis of the most current reasonably available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments complex and difficult have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are described below.

Accounting Change. Effective February 1, 2010, we changed our method of revenue recognition for cost-plus-fixed-fee, time-and-materials and fixed-price-level-of-effort contracts with the U.S. Government to the methods described below. Contract costs will continue to be expensed as incurred under these contracts.

Cost-plus-fixed-fee contracts—Revenue is recognized on the basis of partial performance as costs are incurred together with an estimate of applicable fees as we become contractually entitled to reimbursement of costs and the applicable fees pursuant to the guidance in Accounting Standards Codification (ASC) 912-605-25 Contractors-Federal Government—Recognition of Fees Under Cost-Plus-Fixed-Fee Contracts.

Time-and-materials contracts—Revenue is recognized using the percentage-of-completion method of accounting utilizing an output measure to measure progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, we recognize revenue in a manner similar to time-and-materials contracts whereby we utilize the percentage-of-completion method of accounting utilizing an output measure. We measure progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

The revenue recognition change impacts contracts accounting for approximately two-thirds of our revenues. We believe the change is to an alternative accounting principle that is preferable because we believe it better reflects the economic substance and earnings process under these arrangements. This change was facilitated by the implementation of a new information technology system.

Although this change impacts contracts accounting for approximately two-thirds of our revenues, the result of the accounting change was immaterial to our consolidated financial position and results of operations for all periods presented because the resulting measurement of the progress toward completion under the two methods is not significantly different. Accordingly, the cumulative effect of the accounting change was recognized in the consolidated statement of income in the first quarter of fiscal 2011, rather than retrospectively applied to the prior period consolidated financial statements.

Revenue Recognition. We generate our revenues from various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

Cost-plus-fixed-fee contracts—Revenue is recognized on cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance equal to costs incurred plus an estimate of applicable fees earned as we become contractually entitled to reimbursement of costs and the applicable fees.

Time-and-materials contracts—Revenue is recognized on time-and-materials contracts with the U.S. Government using the percentage-of-completion method of accounting utilizing an output measure of progress. Revenue is recognized on time-and-materials contracts with non-U.S. Government customers using a proportional performance method. Under both of these methods, revenue is recognized based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts (FP-LOE)—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, we recognize revenue on FP-LOE contracts with the U.S. Government in a manner similar to time-and-materials contracts whereby we measure progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

Cost-plus-award-fee/cost-plus-incentive fee contracts—Revenues and fees on these contracts with the U.S. Government are primarily recognized using the percentage-of-completion method of accounting, most often based on the cost-to-cost method. We include an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Firm-fixed-price contracts—Revenues and fees on these contracts that are system integration or engineering in nature are primarily recognized using the percentage-of-completion method of accounting utilizing the cost-to-cost method.

Revenues from services and maintenance contracts, notwithstanding the type of contract, are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of manufactured products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met.

We also use the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress toward completion in situations in which this approach is more representative of the progress on the contract. For example, the efforts-expended method is utilized when there are significant amounts of materials or hardware procured for the contract that is not representative of progress on the contract. Additionally, we utilize the units-of-delivery method under percentage-of-completion on contracts where separate units of output are produced. Under the units-of-delivery method, revenue is generally recognized when the units are delivered to the customer, provided that all other requirements for revenue recognition have been met.

We also evaluate contracts for multiple elements, and when appropriate, separate the contracts into separate units of accounting for revenue recognition.

We provide for anticipated losses on all types of contracts by recording an expense during the period in which the losses are determined. Amounts billed and collected but not yet recognized as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment through negotiations with government representatives. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Our accounts receivable include unbilled receivables, which consist of costs and fees billable upon contract completion or the occurrence of a specified event, the majority of which is expected to be billed and collected within one year. Unbilled receivables are stated at estimated realizable value. Contract retentions are billed when we have negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside our control. Based on our historical experience, the majority of retention balances are expected to be collected beyond one year.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that we seek to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

In certain situations, primarily where we are not the primary obligor on certain elements of a contract such as the provision of administrative oversight and/or management of government-owned facilities or logistical support services related to other vendors’ products, we recognize as revenues the net management fee associated with the services and exclude from our income statement the gross sales and costs associated with the facility or other vendors’ products.

Business Combinations and Goodwill and Intangible Assets Impairment. We have engaged and expect to continue to engage in business acquisition activity. The accounting for business combinations requires management to make judgments and estimates of the fair value of assets acquired, including the identification and valuation of intangible assets, as well as the liabilities and contingencies assumed. Such judgments and estimates directly impact the amount of goodwill recognized in connection with each acquisition.

Goodwill is assessed for impairment at least annually and whenever events or circumstances indicate that the carrying value may not be recoverable. We perform our annual goodwill impairment assessment as of the beginning of the fourth quarter. The goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair values of each of the reporting units based on a combination of two valuation methods, a market approach and an income approach. Fair value computed using these two methods is determined using a number of factors, including projected future operating results and business plans, economic projections, anticipated future cash flows, comparable market data with a consistent industry grouping, and the cost of capital. The estimated fair values are compared with the carrying values of the reporting units, which include the allocated goodwill. If the fair value is less than the carrying value of a reporting unit, which includes the allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit’s identifiable assets and liabilities from its estimated fair value calculated in the first step. The impairment expense represents the excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill. The goodwill impairment test process requires management to make significant judgments and assumptions, including revenue, profit and cash flow forecasts, about the business units to which goodwill is assigned. Misjudgments in this forecasting process could result in management not taking an impairment charge when one may be required. Our goodwill impairment tests performed for fiscal 2011, 2010, and 2009 did not result in any impairment of goodwill. The carrying value of goodwill as of January 31, 2011 was $1.664 billion.

Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In fiscal 2010, we recognized impairment losses of $6 million for intangible assets. We did not recognize any impairment losses on intangible assets in fiscal 2011 and 2009. The carrying value of intangible assets as of January 31, 2011 was $211 million.

Income Taxes. We account for income taxes under the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted. The provision for federal, state, foreign and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes. Recording our provision for income taxes requires management to make significant judgments and estimates for matters whose ultimate resolution may not become known until the final resolution of an examination by the IRS or state agencies. Additionally, recording liabilities for uncertain tax positions involves significant judgment in evaluating our tax positions and developing our best estimate of the taxes ultimately expected to be paid.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize our deferred income tax assets in the future as currently recorded, we would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

We have also recognized liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We have experienced years when liabilities for uncertain tax positions were settled for amounts different from recorded amounts as described in Note 13 of the combined notes to the consolidated financial statements for the fiscal year ended January 31, 2011 contained within this prospectus.

Stock-Based Compensation. We account for stock-based compensation in accordance with the accounting standard for stock compensation. Under the fair value recognition provisions of this standard, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. The estimation of stock option fair value requires management to make complex estimates and judgments about, among other things, employee exercise behavior, forfeiture rates, and the volatility of our common stock. These judgments directly affect the amount of compensation expense that will ultimately be recognized. The expected term for all awards granted is derived from our historical experience except for awards granted to our outside directors, for which the expected term of awards granted is derived utilizing the “simplified” method presented in SEC Staff Accounting Bulletin Nos. 107 and 110, “Share-Based Payment”. Expected volatility is based on an average of the historical volatility of our stock and the implied volatility from traded options on our stock. We assumed weighted average volatilities of 25.1%, 30.6% and 26.2% for fiscal 2011, 2010 and 2009, respectively. All other assumptions held constant, a ten percentage point change in our fiscal 2011 volatility assumption would have increased or decreased the grant-date fair value of our fiscal 2011 option awards by approximately 30%.

Non-GAAP Financial Measures

In this prospectus, we refer to internal revenue growth percentage, which is a non-GAAP financial measure that we reconcile to the most directly comparable GAAP financial measure. We calculate our internal revenue growth percentage by comparing our reported revenue for the current year to the revenue for the prior year adjusted to include the actual revenue of acquired businesses for the comparable prior year before acquisition. This calculation has the effect of adding revenue for the acquired businesses for the comparable prior year to our prior year reported revenue.

We use internal revenue growth percentage as an indicator of how successful we are at growing our base business and how successful we are at growing the revenues of the businesses that we acquire. Our integration of acquired businesses allows our current management to leverage business development capabilities, drive internal resource collaboration, utilize access to markets and qualifications, and refine strategies to realize synergies, which benefits both acquired and existing businesses. As a result, the performance of the combined enterprise post-acquisition is an important measurement. In addition, as a means of rewarding the successful integration and growth of acquired businesses, and not acquisitions themselves, incentive compensation for our executives and the broader employee population is based, in part, on achievement of revenue targets linked to internal revenue growth.

The limitation of this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure is that internal revenue growth percentage is one of two components of the total revenue growth percentage, which is the most directly comparable GAAP financial measure. We address this limitation by presenting the total revenue growth percentage next to or near disclosures of internal revenue growth percentage. This financial measure is not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. The method that we use to calculate internal revenue growth percentage is not necessarily comparable to similarly titled financial measures presented by other companies.

Internal revenue growth (contraction) percentages for the periods presented were calculated as follows:

	Six Months Ended July 31	Year Ended January 31
	2011	2011	2010
	($ in millions)
Defense Solutions:
Prior year period’s revenues, as reported	$2,269	$4,518	$4,035
Revenues of acquired businesses for the comparable prior year period	4	6	5

Prior year period’s revenues, as adjusted	$2,273	$4,524	$4,040
Current year period’s revenues, as reported	2,222	4,657	4,518

Internal revenue growth (contraction)	$(51)	$133	$478

Internal revenue growth (contraction) percentage	(2)%	3%	12%

	Six Months Ended July 31	Year Ended January 31
	2011	2011	2010
	($ in millions)

Health, Energy and Civil Solutions:
Prior year period’s revenues, as reported	$1,377	$2,848	$2,591
Revenues of acquired businesses for the comparable prior year period	61	128	170

Prior year period’s revenues, as adjusted	$1,438	$2,976	$2,761
Current year period’s revenues, as reported	1,336	2,792	2,848

Internal revenue growth (contraction)	$(102)	$(184)	$87

Internal revenue growth (contraction) percentage	(7)%	(6)%	3%

Intelligence and Cybersecurity Solutions:
Prior year period’s revenues, as reported	$1,677	$3,216	$3,147
Revenues of acquired businesses for the comparable prior year period	4	88	25

Prior year period’s revenues, as adjusted	$1,681	$3,304	$3,172
Current year period’s revenues, as reported	1,727	3,421	3,216

Internal revenue growth	$46	$117	$44

Internal revenue growth percentage	3%	4%	1%

Total*:
Prior year period’s revenues, as reported	$5,376	$10,580	$9,768
Revenues of acquired businesses for the comparable prior year period	69	222	200

Prior year period’s revenues, as adjusted	$5,445	$10,802	$9,968
Current year period’s revenues, as reported	5,284	10,921	10,580

Internal revenue growth (contraction)	$(161)	$119	$612

Internal revenue growth (contraction) percentage	(3)%	1%	6%

*	Total revenues include amounts related to Corporate and Other and intersegment eliminations.

Recently Adopted and Issued Accounting Pronouncements

For additional information regarding recently adopted and issued accounting pronouncements, see Note 1 of the combined notes to consolidated financial statements for the fiscal year ended January 31, 2011 and condensed consolidated financial statements for the six months ended July 31, 2011 contained within this prospectus.

Effects of Inflation

Approximately 50% of our revenues are derived from cost-reimbursement type contracts, which are generally completed within one year. Bids for longer-term FFP and T&M and FP-LOE contracts typically include sufficient provisions for labor and other cost escalations to cover anticipated cost increases over the period of performance. Consequently, revenues and costs have generally both increased commensurate with inflation. As a result, net income as a percentage of total revenues has not been significantly impacted by inflation.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the normal course of business. Our current market risk exposures are primarily related to interest rates and foreign currency fluctuations. The following information about our market sensitive financial instruments contains forward-looking statements.

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and long-term debt obligations. We have established an investment policy to protect the safety, liquidity and after-tax yield of invested funds. This policy establishes guidelines regarding acceptability of instruments and maximum maturity dates and requires diversification in the investment portfolios by establishing maximum amounts that may be invested in designated instruments and issuers. We do not authorize the use of derivative instruments in our managed short-term investment portfolios. Our policy authorizes, with board of directors approval, the limited use of derivative instruments only to hedge specific interest rate risks.

The table below provides information about our financial instruments at January 31, 2011 that are sensitive to changes in interest rates. For debt obligations and short-term investments, the table presents principal cash flows in U.S. dollars and related weighted average interest rates by expected maturity dates.

	2012	2013	2014	2015	2016	Thereafter	Total	Estimated Fair Value as of January 31, 2011
	($ in millions)
Assets
Cash and cash equivalents (1)	$1,367	$—	$—	$—	$—	$—	$1,367	$1,367
Average interest rate	.3%	—	—	—	—	—

Liabilities:
Short-term and long-term debt:
Variable interest rate	$—	$1	$—	$—	$1	$1	$3	$3
Weighted average interest rate	—	3.1%	—	—	3.1%	3.1%
Fixed rate	$3	$552	$1	$1	$—	$1,300	$1,857	$1,927
Weighted average interest rate	5.2%	6.2%	4.7%	4.4%	—	5.6%

(1)	Includes $27 million denominated in British pounds, $7 million denominated in Euros, $3 million denominated in Canadian dollars, $1 million denominated in Indian rupees, $1 million denominated in Australian dollars and $1 million denominated in Korean Won.

At January 31, 2011 and 2010, our cash and cash equivalents included investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities, and investment-grade corporate securities, that had original maturities of three months or less. A 10% unfavorable interest rate movement would not materially impact the value of the holdings and would have a negligible impact on interest income at current market interest rates.

Foreign Currency Risk. Although the majority of our transactions are denominated in U.S. dollars, some transactions are denominated in foreign currencies, principally British pounds, Euros, Canadian dollars and Indian rupees. Our foreign currency exchange rate risk relates to receipts from customers, payments to suppliers and certain intercompany transactions denominated in currencies other than our (or one of our subsidiaries’) functional currency. We may enter into foreign currency forward contracts from time to time to fix, or limit the adverse impact on, the amount of firmly committed and forecasted non-functional payments, receipts and intercompany transactions related to our ongoing business and operational financing activities. These contracts are designed to minimize our risk when we enter into transactions outside our functional currency. We do not use derivative instruments for trading or speculative purposes. As of January 31, 2011 and 2010, we had outstanding foreign currency forward contracts with a notional amount of $3 million and $9 million, respectively, with an immaterial fair value.

During the six months ended July 31, 2011, there were no material changes in our market risk exposure.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus. The executive officers of SAIC serve in the same positions as executive officers of Science Applications. Likewise, the individuals that comprise the Board of Directors of SAIC are the same individuals that comprise the Board of Directors of Science Applications.

Name	Age	Position
Deborah H. Alderson	54	Group President
Joseph W. Craver III	53	Group President
James E. Cuff	52	Executive Vice President for Business Development, Strategy and M&A
John R. Hartley	45	Senior Vice President and Corporate Controller
Walter P. Havenstein	62	Chief Executive Officer and Director
Deborah L. James	52	Executive Vice President for Communications and Government Affairs
Brian F. Keenan	55	Executive Vice President for Human Resources
Vincent A. Maffeo	60	Executive Vice President and General Counsel
Anthony J. Moraco	51	Executive Vice President for Operations and Performance Excellence
K. Stuart Shea	54	Group President
Mark W. Sopp	46	Executive Vice President and Chief Financial Officer
France A. Córdova	64	Director
Jere A. Drummond	72	Director
Thomas F. Frist, III	43	Director
John J. Hamre	61	Director
Miriam E. John	62	Director
Anita K. Jones	69	Director
John P. Jumper	66	Director
Harry M.J. Kraemer	56	Director
Lawrence C. Nussdorf	64	Director
Edward J. Sanderson, Jr.	62	Director
Louis A. Simpson	74	Director
A. Thomas Young	73	Director, Non-Executive Chair of the Board

Executive Officers

Science Applications became a 100%-owned subsidiary of SAIC in October 2006 through a reorganization merger in connection with SAIC’s initial public offering and listing on the New York Stock Exchange (NYSE). Accordingly, in the following biographical information, references to terms of service as an executive officer beginning or continuing after the reorganization merger refer to service for both companies, while service prior to the reorganization merger refers to service for the Science Applications only.

Deborah H. Alderson has served as Group President since 2005. Ms. Alderson previously served as Deputy Group President from August 2005 to October 2005. Prior to joining us, Ms. Alderson held various positions with Anteon International Corporation, a systems integration services provider, including President of the Systems Engineering Group from 2002 to 2005, and Senior Vice President and General Manager of the Systems Engineering Group from 1998 to 2002. Ms. Alderson held various positions with Techmatics, Inc., a systems engineering provider, from 1985 to 1998.

Joseph W. Craver III has served as Group President since 2007. Mr. Craver previously held various positions with us since 1989, including serving in successive line managerial positions from 1997 to 2007. Prior to joining us, Mr. Craver held various positions with the U.S. Navy nuclear submarine program from 1981 to 1989.

James E. Cuff has served as Executive Vice President for Business Development, Strategy, and Mergers and Acquisitions since 2010. Mr. Cuff has held various positions with us since 1991, including Senior Vice President and General Manager of our Logistics and Engineering Solutions Business Unit from April 2001 to August 2010. Prior to joining us through our acquisition of Logistics Systems Architects in 1991, Mr. Cuff served four years in several senior positions, and seven years in the private sector systems integration business, serving in a variety of management and business development positions.

John R. Hartley has served as Senior Vice President and Corporate Controller since 2005. Mr. Hartley has held various positions within our finance organization since 2001. For 12 years prior to that, Mr. Hartley was with the accounting firm currently known as Deloitte & Touche LLP.

Walter P. Havenstein has served as Chief Executive Officer and Director since September 2009. From January 2007 until joining us, Mr. Havenstein served as Chief Operating Officer and member of the Board of Directors for BAE Systems plc, a $34 billion global aerospace and defense company, and as President and Chief Executive Officer of its U.S. subsidiary, BAE Systems Inc., with 53,000 employees and annual sales in excess of $20 billion. From August 2005 to August 2007, Mr. Havenstein served as President of the Electronics & Integrated Solutions Operating Group of BAE Systems, Inc. and served as Executive Vice President since January 2004. Before that, he was president of BAE Systems’ Information and Electronic Warfare Systems business unit. Mr. Havenstein was president of the Sanders defense electronics business prior to it being acquired by BAE from Lockheed Martin in 2000. Before joining Sanders in 1999, he had been vice president and general manager of the Strategic Systems Division of Raytheon.

Mr. Havenstein’s experience in our industry and in-depth knowledge of our company gained by serving as our CEO provide valuable insights for our Board. In addition, our Board believes that the company’s CEO should serve on the Board of Directors to help communicate the Board’s priorities to management.

Mr. Havenstein has informed us that he will retire as Chief Executive Officer effective June 15, 2012. Mr. Havenstein will assist our Board of Directors in conducting a search for a successor.

Deborah L. James has served as Executive Vice President for Communications and Government Affairs since 2010. Ms. James served as Business Unit General Manager for the Command, Control, Communications, Computers, and Information Technology business unit from March 2005 to August 2010. Immediately prior to joining us in 2002, Ms. James was the Executive Vice President and Chief Operating Officer of the Business Executives for National Security. She has served in senior homeland and national security management, policy and program positions in government and the private sector for more than 25 years.

Brian F. Keenan has served as Executive Vice President for Human Resources since 2007. Mr. Keenan previously held various positions with us since 2000, including serving as Vice President and Director of U.S. Human Resource operations from 2004 to 2007. Prior to joining us, Mr. Keenan held various positions with Mobil and ExxonMobil from 1985 to 2000.

Vincent A. Maffeo has served as Executive Vice President and General Counsel since 2010. Prior to joining us in June 2010, from 1977 to 2009, Mr. Maffeo was with ITT Corporation, a high-technology engineering and manufacturing company, where he served as Senior Vice President and General Counsel from 1995 until 2009. He held various other increasingly responsible legal positions at ITT Corporation in the telecommunications, defense and automotive businesses, and at the European Headquarters of ITT Europe, before becoming General Counsel.

Anthony J. Moraco has served as Executive Vice President for Operations and Performance Excellence since August 2010. Mr. Moraco served as Business Unit General Manager and deputy of the Space and Geospatial Intelligence business unit from February 2006 to August 2010. Prior to joining us in 2006, Mr. Moraco was with the Boeing Company from 2000 to 2006 and served as the Deputy General Manager of

Mission Systems in the Space & Intelligence Systems organization and also the Director of Homeland Security Technology Integration.

K. Stuart Shea has served as Group President since 2007. Since joining us in 2005, Mr. Shea first served as Senior Vice President and Business Unit General Manager. Prior to joining us, Mr. Shea served as Vice President and Executive Director of Northrop Grumman Corporation’s TASC Space and Intelligence operating unit from 1999 to 2005, and led other organizations from 1987 to 1999. Mr. Shea held positions with PAR Technology Corporation from 1982 to 1987.

Mark W. Sopp has served as Executive Vice President and Chief Financial Officer since 2005. Prior to joining us, Mr. Sopp served as Senior Vice President, Chief Financial Officer and Treasurer of Titan Corporation, a defense and intelligence contractor, from April 2001 to July 2005 and Vice President and Chief Financial Officer of Titan Systems Corporation, a subsidiary of Titan Corporation, from 1998 to 2001.

Other Key Employees

Amy E. Alving, age 48, has served as Chief Technology Officer and Senior Vice President since 2007. Dr. Alving held various positions with us since 2005, including serving as Chief Scientist from June 2007 to December 2007. Prior to joining us, Dr. Alving served as the Director of the Special Projects Office with Defense Advanced Research Projects Agency from 2001 to 2005 and was a White House fellow at the Department of Commerce from 1997 to 1998.

Steven P. Fisher, age 50, has served as Treasurer and Senior Vice President since 2001. Mr. Fisher has held various positions with us since 1988, including serving as Assistant Treasurer and Corporate Vice President for Finance from 1997 to 2001 and Vice President from 1995 to 1997.

Board of Directors

SAIC, Inc., as the sole shareholder of Science Applications, elects all of Science Applications’ directors. The directors of SAIC are also the directors of Science Applications and the board committees of SAIC are the board committees of Science Applications. The Boards of Directors of SAIC and Science Applications have been identical since October 2006 when Science Applications became a 100%-owned subsidiary of SAIC through a reorganization merger in connection with SAIC’s initial public offering and listing on the NYSE. Accordingly, references to terms of service on our Board beginning or continuing after the reorganization merger refer to service on both Boards, while service prior to the reorganization merger refers to service on the Science Applications board only.

France A. Córdova has served on our Board of Directors since 2008. Dr. Córdova has been President of Purdue University since 2007. She was Chancellor at the University of California, Riverside, from July 2002 to July 2007, and was Vice Chancellor for Research and Professor of Physics at University of California, Santa Barbara from August 1996 to July 2002. Dr. Córdova served as Chief Scientist of the National Aeronautics and Space Administration from 1993 to 1996 and headed the Department of Astronomy and Astrophysics at Pennsylvania State University from 1989 to 1993. Dr. Córdova is also a member of the Board of Directors of Edison International and of Southern California Edison. She was previously a director of Belo Corp. until July 2007.

As an accomplished scientist with leadership experience managing prominent academic institutions and expertise in areas relevant to SAIC’s business, Dr. Córdova provides special insight and perspectives that the Board views as important to SAIC as a leading science and technology company.

Jere A. Drummond has served on our Board of Directors since 2003. Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. He served as Vice Chairman of

BellSouth Corporation from January 2000 until his retirement. He was President and Chief Executive Officer of BellSouth Communications Group, a provider of traditional telephone operations and products, from January 1998 until December 1999. He was President and Chief Executive Officer of BellSouth Telecommunications, Inc. from January 1995 until December 1997. Mr. Drummond is also a member of the Boards of Directors of Borg-Warner Automotive and AirTran Holdings, Inc. He was previously a director of Centillium Communications Inc. until October 2008.

The Board believes that Mr. Drummond’s demonstrated leadership abilities and business judgment, shaped during four decades of executive management and board experience at complex commercial companies, provide an important leadership element to our Board, our Nominating and Corporate Governance Committee and our Ethics and Corporate Responsibility Committee.

Thomas F. Frist, III has served on our Board of Directors since 2009. Mr. Frist is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons, and has held such position since 1994. Prior to that, he co-managed FS Partners, L.L.C. and worked at Rainwater, Inc. in Fort Worth, Texas and in New York. Since 2006, Mr. Frist has served on the Board of Directors of HCA Holdings, Inc., one of the largest non-governmental operators of health care facilities in the U.S. since 2006. From 1999 to 2006, he served on the board of Triad Hospitals, Inc.

The Board believes that Mr. Frist’s financial background and experience as an investment manager add a valuable dimension to our Board and to our Audit and Finance committees. He is an “audit committee financial expert” as defined in SEC rules. Mr. Frist’s understanding of the healthcare industry also brings perspectives beneficial to the Board as the company seeks to enhance its position as a provider of health solutions to both government and commercial customers.

John J. Hamre has served on our Board of Directors since 2005. Dr. Hamre has served as the President and Chief Executive Officer of the Center for Strategic & International Studies, a public policy research institution, since 2000. Dr. Hamre served as U.S. Deputy Secretary of Defense from 1997 to 2000 and Under Secretary of Defense (Comptroller) from 1993 to 1997. Dr. Hamre is also a member of the Boards of Directors of ITT Corporation, Oshkosh Corporation and MITRE Corporation. He also serves as Chairman of the Defense Policy Board Advisory Committee. He was previously a director of ChoicePoint Inc. until September 2008.

Dr. Hamre is a leading expert on issues of national security, defense and international affairs with extensive experience working in these areas from serving in high-ranking positions at the U.S. Department of Defense. His particular expertise in matters key to SAIC’s business, as well as his executive management experience as Chief Executive Officer of a leading public policy research institution, offer important contributions to our Board.

Miriam E. John has served on our Board of Directors since 2007. Dr. John retired from Sandia National Laboratories, a science and engineering laboratory, in September 2006, after having served as Vice President of Sandia’s California Division from April 1999 to September 2006. She previously served in a number of managerial and technical roles for Sandia from 1982 to 1999. Dr. John is a member of the Department of Defense’s Defense Science Board and Threat Reduction Advisory Committee and chairs the National Research Council’s Naval Studies Board. She also serves on the boards of a number of federally funded national security laboratories, including MIT Lincoln Lab and the Charles Stark Draper Laboratory. She has recently assumed chairmanship of the California Council on Science and Technology, a legislatively established body of the state’s leading scientists and engineers chartered to provide independent advice to the governor and the legislature.

Dr. John is a highly respected scientist and brings to our Board her diverse experience managing multi-disciplinary science and engineering organizations supporting national security and defense. Our Board believes that Dr. John’s scientific background and leadership experience enable her to provide our Board with critical perspectives on issues important to our business.

Anita K. Jones has served on our Board of Directors since 1998. Dr. Jones is University Professor Emerita at the University of Virginia, where she has taught since 1989. From 1993 to 1997, Dr. Jones was on leave of absence from the University to serve as Director of Defense Research and Engineering of the U.S. Department of Defense. Dr. Jones also served as one of our directors from 1987 to 1993. She has been a director of ATS Corporation since 2010.

Dr. Jones is a distinguished leader in computer science, widely recognized for her scholarship in the field and her prior service to the U.S. Government in managing the U.S. Department of Defense’s science and technology program and overseeing its numerous research activities. She has also served on an array of advisory boards for national security and high technology matters. In addition to her exceptional professional reputation and expertise in areas critical to SAIC’s business, Dr. Jones has demonstrated a deep commitment to business ethics and an ability to build consensus, enhancing the effectiveness of our Board.

John P. Jumper has served on our Board of Directors since 2007. General Jumper retired from the United States Air Force in 2005 after nearly 40 years of service. From September 2001 to November 2005, General Jumper was the Chief of Staff of the United States Air Force, serving as the senior uniformed Air Force officer responsible for the organization, training and equipping of active-duty, guard, reserve and civilian forces serving in the United States and overseas. As a member of the Joint Chiefs of Staff, General Jumper functioned as a military advisor to the Secretary of Defense, National Security Council and the President. General Jumper is also a member of the Boards of Directors of Goodrich Corporation, Jacobs Engineering Group Inc. and Wesco Aircraft Holdings, Inc. He was previously a director of TechTeam Global, Inc. until May 2009 and Somanetics Corporation until June 2010.

The Board believes that General Jumper’s proven leadership ability and management skills, demonstrated by his service as the highest-ranking officer in the U.S. Air Force, and his expertise in defense and intelligence matters, make him highly qualified to serve as a director. General Jumper’s experience gives him a unique understanding of the needs of our largest customers. He is also an “audit committee financial expert” as defined in SEC rules.

Harry M.J. Kraemer, Jr. has served on our Board of Directors since 1997. Mr. Kraemer has been an executive partner of Madison Dearborn Partners, LLC, a private equity investment firm, since April 2005, and has served as a professor at the Kellogg School of Management at Northwestern University since January 2005. Mr. Kraemer previously served as the Chairman of Baxter International, Inc., a health-care products, systems and services company, from January 2000 until April 2004, as Chief Executive Officer of Baxter from January 1999 until April 2004, and as President of Baxter from April 1997 until April 2004. Mr. Kraemer also served as the Senior Vice President and Chief Financial Officer of Baxter from November 1993 to April 1997. Mr. Kraemer is also a member of the Boards of Directors of Sirona Dental Systems, Inc. and VWR Funding, Inc.

Mr. Kraemer brings comprehensive executive management experience to our Board as a former Chairman, Chief Executive Officer and Chief Financial Officer of a major global corporation. His investment and health expertise, background in commercial and international business, qualification as an “audit committee financial expert” as defined by SEC rules, and thought leadership as a distinguished educator at a leading business school provide valuable contributions to our Board.

Lawrence C. Nussdorf has served on our Board of Directors since 2010. Mr. Nussdorf since 1998 has been President and Chief Operating Officer of Clark Enterprises, Inc., a privately held investment and real estate company based in Bethesda, Maryland, whose interests include the Clark Construction Group, LLC, a general contracting company, of which Mr. Nussdorf has been Vice President and Treasurer since 1977. Mr. Nussdorf is responsible for all aspects of its financial, investment and legal activities and directs the company’s business strategies for growth and diversification. Mr. Nussdorf is also a member of the Board of Directors of Pepco Holdings, Inc. He was previously a director of CapitalSource, Inc. until 2010.

Mr. Nussdorf has been at the forefront of strategic and long-term planning and has vast experience managing operations and finance for multiple businesses. Our Board believes that this experience, as well as Mr. Nussdorf’s public company board leadership experience, adds valuable perspectives to our Board and our Finance and Audit committees. He is an “audit committee financial expert” as defined in SEC rules.

Edward J. Sanderson, Jr. has served on our Board of Directors since 2002. Mr. Sanderson retired from Oracle Corporation in 2002 as an Executive Vice President after having served since 1995. At Oracle, Mr. Sanderson was responsible for Oracle Product Industries, Oracle Consulting and the Latin American Division. Prior to Oracle, he was President of Unisys Worldwide Services and a partner at both McKinsey & Company and Accenture (formerly Andersen Consulting). He was previously a director of Quantum Corp. until September 2005.

Mr. Sanderson has over 25 years of experience in senior management in the technology industry and consulting with major commercial and federal government clients on a broad array of issues. His expertise in information technology and leadership experience managing technology businesses, including international operations, provides insights and perspectives that our Board views as important to SAIC as a global provider of information technology services.

Louis A. Simpson has served on our Board of Directors since 2006. Mr. Simpson served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation, an automobile insurance company, from May 1993 through December 2010. Mr. Simpson previously served as Vice Chairman of the Board of Directors of GEICO from 1985 to 1993. Mr. Simpson is also a member of the Board of Directors of VeriSign, Inc., Chesapeake Energy Corporation and Chesapeake Granite Wash Trust. He was previously a director of Western Asset Funds Inc. and Western Asset Income Fund and a trustee of Western Asset Premier Bond Fund until 2006.

Mr. Simpson’s executive management experience and extensive background in finance and investment matters provide important contributions to our Board. His past service on a number of public company boards provides additional relevant experience beneficial to our Board.

A. Thomas Young has served on our Board of Directors since 1995. Mr. Young retired from Lockheed Martin Corp. in 1995 after having served as an Executive Vice President from March 1995 to July 1995. Prior to its merger with Lockheed Corporation, Mr. Young served as the President and Chief Operating Officer of Martin Marietta Corp. from 1990 to 1995. Mr. Young was previously a member of the Board of Directors of Goodrich Corporation until April 2010 and of Pepco Holdings, Inc. until May 2005.

The Board believes that Mr. Young’s extensive experience organizing and directing complex, technically challenging space and defense programs and serving in senior management at major companies in our industry is a significant benefit to our Board, as demonstrated by his leadership as our Board’s Chair.

Director Independence

The Board of Directors annually determines the independence of each of our directors and nominees in accordance with SAIC’s Corporate Governance Guidelines. These guidelines provide that “independent” directors are those who are independent of management and free from any relationship that, in the judgment of the Board of Directors, would interfere with their exercise of independent judgment. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization with which we have a relationship). The Board of Directors has established independence standards set forth in the Corporate Governance Guidelines that include all elements of independence required by the listing standards of the New York Stock Exchange, or NYSE.

All members of the Audit, Human Resources and Compensation and Nominating and Corporate Governance Committees must be independent directors as defined by SAIC’s Corporate Governance Guidelines. Members of

the Audit Committee must also satisfy a separate independence requirement pursuant to the Securities Exchange Act of 1934 which requires that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their directors’ compensation or be an affiliated person of ours or any of our subsidiaries.

Each year, directors are obligated to complete a questionnaire which requires them to disclose any transactions with us in which the director or any member of his or her immediate family might have a direct or potential conflict of interest. Based on its review of an analysis of the responses, the Board of Directors determined that all directors, except for Walter P. Havenstein because of his role as our CEO, are independent under SAIC’s guidelines and free from any relationship that would interfere with the exercise of their independent judgment.

In making these independence determinations, the Board considered that in the ordinary course of business, transactions may occur between us and organizations with which some of our directors are or have been affiliated. Specifically, the Board considered that we make payments or contributions in the usual course of business and annual giving programs to the following organizations that employ a member of our Board: (i) the Center for Strategic and International Studies, a non-profit, public policy research institution for which Dr. Hamre serves as Chief Executive Officer; (ii) entities affiliated with Clark Enterprises, Inc., for which Mr. Nussdorf serves as President and Chief Operating Officer; (iii) Purdue University, for which Dr. Córdova serves as President; and (iv) Northwestern University, for which Mr. Kraemer serves as a professor at the Kellogg School of Management. The Board determined that our relationships with these organizations are immaterial and would not interfere with the exercise of independent judgment by those directors who are affiliated with these organizations.

Although Science Applications is not subject to the same independence requirements as SAIC, the respective Boards of Directors are comprised of the same individuals and, therefore, all directors of Science Applications, except for Walter P. Havenstein because of his role as CEO, are likewise considered to be independent.

Compensation Committee Interlocks and Insider Participation

None of the members of our Human Resources and Compensation Committee has, at any time, been an officer or employee of ours. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Human Resources and Compensation Committee.

Certain Relationships and Related Person Transactions

The Board of Directors has adopted written policies and procedures for the review and approval of transactions between us and certain “related parties,” which are generally considered to be our directors and executive officers, nominees for director, holders of five percent or more of our outstanding capital stock and members of their immediate families. The Board of Directors has delegated to the Ethics and Corporate Responsibility Committee the authority to review and approve the material terms of any proposed related party transaction. If a proposed related party transaction involves a non-employee director or nominee for election as a director and may be material to a consideration of that person’s independence, the matter is also considered by the Chair of the Board of Directors and the Chair of the Nominating and Corporate Governance Committee.

In determining whether to approve or ratify a related party transaction, the Ethics and Corporate Responsibility Committee considers, among other factors it deems appropriate, the potential benefits to us, the impact on a director’s or nominee’s independence or an executive officer’s relationship with or service to us, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. In deciding to approve a transaction, the Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related party. Any transactions involving the compensation of executive officers, however, are to be reviewed and approved by the Human Resources and Compensation Committee. If a related party transaction will be ongoing, the Ethics and Corporate Responsibility Committee may establish guidelines to be followed in our ongoing dealings with the related party. Thereafter, the Ethics and Corporate Responsibility Committee will review and assess ongoing relationships with the related party on at least an annual basis to determine whether they are in compliance with the Committee’s guidelines and that the related party transaction remains appropriate.

We engage in transactions and have relationships with many entities, including educational and professional organizations, in the ordinary course of our business. Some of our directors, executive officers or their immediate family members may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these firms on customary terms. There were no transactions during fiscal 2011 in which any related party had a direct or indirect material interest.

Non-Employee Director Compensation

The Board of Directors uses a combination of cash and stock-based incentives to attract and retain qualified candidates to serve as directors. In determining director compensation, the Board of Directors considers the significant amount of time required of our directors in fulfilling their duties, as well as the skill and expertise of our directors. The Human Resources and Compensation Committee periodically reviews director compensation with the assistance of independent compensation consultants and recommends to the Board of Directors the form and amount of compensation to be provided. The director compensation described below represents the total compensation received by our directors for their service as directors for both SAIC and Science Applications.

The following is a summary of the compensation that we provide to our non-employee directors:

Cash Compensation. Our directors receive a cash retainer for their service on the Board of Directors. For fiscal 2011, our directors were paid an annual retainer of $50,000 and the Chair of each committee of the Board was paid an additional annual retainer of $10,000, except for the Chair of the Audit Committee who was paid an additional annual retainer of $15,000. The non-executive Chair of the Board also receives an additional annual retainer of $160,000. In addition to the cash retainers, non-employee directors also received $2,000 for each meeting of the Board and committee they attended. We also reimburse our directors for expenses incurred while attending meetings or otherwise performing services as a director.

Equity Compensation. Directors receive annual equity awards under our equity incentive plan. For fiscal 2011, each of our directors received equity awards valued at approximately $150,000, of which two-thirds was in the form of restricted shares of SAIC common stock and one-third was in the form of stock options. These equity awards will vest on the later of one year from the date of grant or on the date of SAIC’s next annual meeting of stockholders following the date of grant. If a director retires due to our mandatory retirement policy, the director’s equity awards will continue to vest as scheduled and options will remain exercisable for the remainder of the option term.

Deferral Plans. The directors are eligible to defer all or any portion of their cash bonus or certain equity compensation into our Keystaff Deferral Plan or Key Executive Stock Deferral Plan, or both. These plans are described in further detail under the caption “Executive Compensation—Nonqualified Deferred Compensation” below.

Stock Ownership Guidelines and Policies. The Board of Directors believes that its members should acquire and hold shares of SAIC stock in an amount that is meaningful and appropriate. To encourage directors to have a material investment in SAIC stock, the Board has adopted stock ownership guidelines that encourage directors to hold shares of SAIC stock with a value of at least five times the amount of the annual cash retainer within three years of joining the Board. All of our directors met this requirement in fiscal 2011. In addition to these ownership guidelines, our directors are also subject to policies that prohibit certain short-term or speculative transactions in SAIC securities that we believe carry a greater risk of liability for insider trading violations or may create an appearance of impropriety. Our policy requires directors to obtain preclearance from our General Counsel for all transactions in our securities.

The following table sets forth information regarding the compensation paid to our directors for service in fiscal 2011:

Name(1)	Fees earned or paid in cash ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation($)	Total ($)
France A. Córdova	100,000	100,008	50,001	—	250,009
Kenneth C. Dahlberg(5)	—	—	—	363,888	363,888
Jere A. Drummond	108,000	100,008	50,001	—	258,009
Thomas F. Frist, III	112,000	100,008	50,001	—	262,009
John J. Hamre	104,000	100,008	50,001	—	254,009
Miriam E. John	104,000	100,008	50,001	—	254,009
Anita K. Jones	110,000	100,008	50,001	—	260,009
John P. Jumper	90,000	100,008	50,001	—	240,009
Harry M. J. Kraemer, Jr.	127,000	100,008	50,001	—	277,009
Lawrence C. Nussdorf	39,000	100,001	49,999	—	189,000
Edward J. Sanderson, Jr.	124,000	100,008	50,001	—	274,009
Louis A. Simpson	116,000	100,008	50,001	—	266,009
A. Thomas Young	232,250	100,008	50,001	—	382,259

(1)	Walter P. Havenstein, our CEO, is not included in this table because he received no additional compensation for his services as a director.
(2)	Amounts in this column represent the aggregate dollar amount of all fees earned or paid in cash for services as a director for annual retainer fees, committee and/or chair fees and meeting fees. The directors are eligible to defer such cash fees into our Keystaff Deferral Plan and Key Executive Stock Deferral Plan. Director fees that are deferred into the Key Executive Stock Deferral Plan result in stock units of equal value based on the closing sales price of SAIC common stock on the second business day of the calendar quarter. In fiscal 2011, John P. Jumper deferred $38,750 into our Keystaff Deferral Plan and the following directors deferred the following amounts and received the following number of stock units in our Key Executive Stock Deferral Plan:

Name	Amount deferred ($)	Stock units received upon deferral of fees (#)
Jere A. Drummond	60,000	3,678
Thomas F. Frist, III	99,500	6,130
John J. Hamre	104,000	6,342
Miriam E. John	104,000	6,329
Harry M. J. Kraemer, Jr.	127,000	7,759
A. Thomas Young	232,250	14,227

(3)	Amounts in this column reflect the grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). For fiscal 2011, each of our non-employee directors received 5,741 restricted shares of SAIC common stock, except for Mr. Nussdorf, who received 6,460 shares. For more information regarding our application of FASB ASC Topic 718, including the assumptions used in the calculations of these amounts, see Note 11 of Combined Notes to Consolidated Financial Statements for the fiscal year ended January 31, 2011 contained within this prospectus.

At the end of fiscal 2011, the following non-employee directors held the following number of unvested stock awards and the following number of unvested stock units in our Key Executive Stock Deferral Plan:

Name	Unvested stock awards	Unvested stock units
France A. Córdova	—	5,741
Jere A. Drummond	8,165	—
Thomas F. Frist, III	5,741	—
John J. Hamre	—	8,164
Miriam E. John	—	8,111
Anita K. Jones	8,165	—
John P. Jumper	5,242	2,870
Harry M. J. Kraemer, Jr.	—	8,164
Lawrence C. Nussdorf	6,460	—
Edward J. Sanderson, Jr.	8,165	—
Louis A. Simpson	8,165	—
A. Thomas Young	—	8,164

(4)	Amounts in this column reflect the grant date fair value computed in accordance with FASB ASC Topic 718. Option awards granted to directors in fiscal 2009 and after vest on the later of one year from the date of grant or on the date of SAIC’s next annual meeting of stockholders following the date of grant. Option awards granted to directors prior to fiscal 2009 vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

During fiscal 2011, each of our non-employee directors was issued options to purchase 13,959 shares of SAIC common stock (except for Mr. Nussdorf who was issued an option to purchase 18,683 shares), with a grant date fair value of approximately $50,000. At the end of fiscal 2011, our non-employee directors held vested and unvested options to purchase the following number of shares of SAIC common stock:

Name	Aggregate shares subject to outstanding options
France A. Córdova	38,127
Jere A. Drummond	47,211
Thomas F. Frist, III	24,905
John J. Hamre	47,211
Miriam E. John	47,016
Anita K. Jones	47,211
John P. Jumper	47,016
Harry M. J. Kraemer, Jr.	47,211
Lawrence C. Nussdorf	18,683
Edward J. Sanderson, Jr.	47,211
Louis A. Simpson	47,211
A. Thomas Young	47,211

(5)	Mr. Dahlberg served as our CEO until September 21, 2009 and remained employed by the company as Executive Chairman until his retirement on June 18, 2010. Amounts shown for Mr. Dahlberg represent $345,534 in base salary, $10,854 in matching contributions that we made on his behalf in Science Applications’ Retirement Plan and a gift valued at $7,500 given in connection with his retirement. In addition, in recognition of Mr. Dahlberg’s contributions to the company, we extended our Strategic University Alliances Program to include a donation of $500,000 to the University of Southern California’s Viterbi School of Engineering over the next five years, of which $75,000 was funded in fiscal 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides important information on our executive compensation program and the amounts shown in the executive compensation tables that follow. In this prospectus, the term “named executive officers” means the executive officers named in the executive compensation tables. In this CD&A, the “Committee” refers to the Human Resources and Compensation Committee of the Board of Directors of SAIC and Science Applications, which is responsible for overseeing the compensation program for all of our executives. The members of the Committee are the same for SAIC and Science Applications. All compensation is paid or payable for services rendered in all capacities to SAIC and its subsidiaries, including Science Applications.

Executive Summary

Our Pay for Performance Philosophy

Our executive compensation program is designed to align the interests of senior management with stockholders by tying a significant majority of their potential compensation to the achievement of performance goals or stock price appreciation through annual incentive bonuses, stock options and performance share awards. Each year the Committee establishes performance targets for the annual incentive plan and performance share plan that require the achievement of significant financial results. At the end of each year (or three-year performance period), the Committee assesses actual performance against these financial targets. While the Committee believes that financial performance should be the most significant driver of compensation, other factors that drive long-term value for stockholders are also considered as part of our annual cash incentive program, including factors contributing to a top-tier workplace environment, improvements in efficiency and effectiveness, and winning key business opportunities. Ultimately, the amount of compensation awarded to executives is determined based on performance and what the Committee believes is in the best interests of stockholders.

For fiscal 2011, the Committee continued its practice of awarding a significant majority of total compensation to the named executive officers in the form of performance-based incentive compensation, with only a small minority of the total potential compensation being provided in the form of base salary. In the case of our CEO, Mr. Havenstein, only about 19% of his target compensation in fiscal 2011 was paid in the form of base salary. The value of the remaining 81% is linked directly to performance. For our other named executive officers, about 75% of their targeted compensation was tied to performance.

As shown in the chart below, our performance in fiscal 2011 improved over the prior year in several of the key financial measures that we believe help drive stockholder value, and which we therefore use as part of our incentive compensation program. However, our financial performance on the financial metrics used for our annual incentive program was below the targets set by the Committee at the beginning of the year. As a result, the total compensation paid to our named executive officers decreased in fiscal 2011 from the prior year, consistent with our pay for performance philosophy.

	Fiscal 2010	Fiscal 2011	% Increase or (Decrease)
	(in millions, except per share amounts)
Revenue(1)	$10,846	$11,117	2.5%
Operating Income(1)	$867	$958	10.5%
Diluted Earnings Per Share from Continuing Operations(1)	$1.24	$1.51	21.8%
Total CEO Compensation(2)	$5.76	$5.15	(10.6)%
Average Total Other NEO Compensation(3)	$2.05	$1.99	(2.9)%

(1)

Amounts shown are derived from SAIC’s audited financial statements included in our annual report on Form 10-K filed with the SEC on March 25, 2011, which the Committee used as a basis for determining performance-based compensation for fiscal 2011. Subsequently, in the second quarter of fiscal 2012, we sold certain components of our business primarily focused on providing information technology services to international oil and gas companies. In the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included in this prospectus, we have classified the operating results of these business components as discontinued operations for all periods presented.

(2)	The amount for fiscal 2010 is compensation for Mr. Dahlberg, who served as our CEO for two-thirds of the year and continued as Executive Chair of the Board throughout fiscal 2010 without adjustment to his compensation. This amount includes the target value of unvested performance share awards granted in fiscal 2010, although Mr. Dahlberg will only be eligible for a pro rata portion because he retired before the end of the performance period. The amount for fiscal 2011 is compensation for Mr. Havenstein for his first full year as CEO. More information about Mr. Havenstein’s compensation for fiscal 2010, including one-time equity awards received upon joining the company, is provided in the Summary Compensation Table on page 85.

(3)	Average total compensation for the three executives, other than the CEO, who qualified as named executive officers in both fiscal 2010 and 2011 based on the compensation reported in the Summary Compensation Table on page 85.

Compensation Governance

Other aspects of our compensation program are intended to further align our executives’ interest with stockholders. These include:

•	total compensation for executives targeted at competitive market median levels;

•	stock ownership guidelines that require executive officers to accumulate and hold SAIC shares with a value of at least five times their base salary;

•

a “clawback” policy that permits the Committee to recover incentive compensation if there is a material restatement of our financial results for any reason, or if the executive was involved in misconduct;

•	an annual compensation risk assessment to identify incentives that could lead to excessive risk-taking;

•	no special or supplemental pension, health or death benefits for executives; and

•

a “double-trigger” for change in control benefits, meaning that no benefits are paid solely due to a change in control (an executive’s employment must be terminated following a change in control to receive benefits).

Elements and Objectives of Our Compensation Program

Under the direction of the Committee, we provide the following principal elements of compensation to our executive officers:

Base Salary. Consistent with our philosophy of tying pay to performance, our executives receive a relatively small percentage of their overall compensation in the form of base pay. In order to effectively attract and retain talented executives, we provide a fixed base salary to our executive officers based on their level of responsibility, expertise, skills, knowledge and experience and on competitive peer company data.

Annual Cash Incentive Awards. We provide cash incentive awards to our executive officers that vary in amount depending upon performance against predetermined goals and objectives for the fiscal year, to encourage the achievement of annual financial and operating goals.

Long-Term Equity Incentive Awards. We provide equity incentive awards to our executive officers, consisting of stock options and performance share awards, which are intended to motivate them to stay with us and build stockholder value through their future performance. We believe that stock options motivate our executives to build stockholder value because they may realize value only if SAIC’s stock appreciates over the option term. Beginning with options granted in fiscal 2012, option awards will have a term of seven years (compared to a five-year term for previously granted options) to encourage a longer term perspective. Under our performance share award program, shares may be earned based upon the achievement of specific financial performance objectives over a three-year period. We believe this program plays an important role in further aligning the compensation of executives with key financial metrics that drive stockholder value over the long-term. Because these equity awards are intended to help motivate our executive officers to stay with us and to continue to build future stockholder value, the Committee generally does not consider an executive officer’s current stock or option holdings in making additional awards.

Other Benefits. We also provide our executive officers with benefits generally available to other employees, such as participation in our health, benefit and retirement programs. Our executive officers are also entitled to certain benefits if their employment is terminated following a change in control.

Considerations in Determining Direct Compensation

In determining the amounts of direct compensation (salary, annual and long-term incentives) to be awarded to our executive officers, the Committee considers the company’s overall performance, the performance of operating units under the executive officer’s management, individual performance as measured against performance goals and criteria, and comparative market data for our compensation peer group. The Committee reviews and approves the amounts of direct compensation to be provided to our executive officers for each fiscal year. At the beginning of each fiscal year, the Committee reviews and approves:

•	the amount of base salary to be provided for the upcoming year;

•	the payout range for the cash incentive awards that may be earned for the year and the performance goals and criteria upon which the amounts of the awards will be determined;

•

the payout range for performance share awards that may be earned for the three-year performance period beginning in that fiscal year and the performance goals and criteria upon which the amounts of the awards will be determined; and

•	the mix and amount of equity incentive awards to be granted to our executive officers.

In approving payout ranges, the Committee determines a threshold level of performance that must be achieved in order to receive a minimum payout and also establishes a maximum payout amount. Upon completion of each fiscal year, the Committee approves the payment of cash incentive awards that are based upon the achievement of the predetermined performance goals and criteria for the year just completed.

Company and Operational Group Performance

Our overall performance (or a combination of company and group performance for executive officers with operational responsibilities) determines 80% of the amount of any cash incentive awards to be paid upon completion of the fiscal year. Amounts are principally determined based upon the company’s or group’s achievement of financial and operating objectives set at the beginning of the fiscal year, but the Committee retains the discretion to reduce the payouts when it considers a reduction appropriate.

Individual Performance

Individual performance is a key factor in setting base salaries, and individual contributions to the achievement of our enterprise goals determine 20% of the amount of any cash incentive awards to be paid upon completion of the fiscal year. For the CEO and Group Presidents, one-half of their individual performance objectives were tied to employee retention. In determining base salaries, the Committee reviews a performance assessment for each of our executive officers, as well as compensation recommendations provided by the CEO and the Executive Vice President for Human Resources. The Committee also considers market data and recommendations provided by its independent compensation consultant. Executive officers do not propose their own compensation. In addition, the Committee considers whether the executive officer has achieved predetermined objectives applicable to his or her organization, his or her individual contributions to us and other leadership accomplishments. The individual performance goals consist of objectives relating to matters such as success in retaining and obtaining new customers, building capability through training and retaining workforce and certain other financial and operating goals.

If, during the recently completed fiscal year, any executive officer has demonstrated exceptional performance that the Committee determines is not fully recognized through the predetermined incentive award criteria, such exceptional contributions may be rewarded in the form of discretionary cash bonuses but generally not through increases in base salary. Additional awards of restricted stock may be issued in limited circumstances to address a specific retention concern or a significant mid-year change in role. No such discretionary cash bonuses or retention awards were paid or issued to our named executive officers in fiscal 2011. If an executive officer’s performance does not meet expectations, the executive will receive a lower or no incentive award payout for the individual performance component of our cash incentive program.

Assessing CEO Performance

In determining compensation for our CEO, the Committee meets in executive session and evaluates his performance based on his achievement of performance objectives that were established and agreed upon at the beginning of the fiscal year. Formal input is received from the independent directors and senior management and through the CEO’s self-assessment. The Committee also considers the CEO’s leadership contributions towards the company’s performance, including financial and operating results, development and achievement of strategic objectives, progress in building capability among the senior management team and corporate governance leadership, as well as market data and recommendations provided by the Committee’s independent compensation consultant. The Committee determines the CEO’s compensation and then reviews his evaluation and compensation with the Board’s independent directors. The Chair of the Board and the Chair of the Committee then present the Committee’s evaluation and compensation determination to the CEO, who subsequently discusses his evaluation with the Board of Directors. The CEO does not propose his own compensation.

Comparable Market Compensation

The Committee compares the amount of direct compensation we provide to that provided by companies with whom we compete for executive talent with similar roles and responsibilities. To assist with this effort, the Committee asks its independent compensation consulting firm, Frederic W. Cook & Co., to review and benchmark each element of direct compensation (including salary and cash and equity incentives) we provide to our executive officers.

For fiscal 2011, Frederic W. Cook & Co. compared each element of direct compensation we provide to our CEO, CFO and certain other members of senior management against that provided by other publicly-traded engineering, information technology, consulting and defense companies, which we refer to as our “compensation peer group.” The compensation peer group for fiscal 2011 consisted of the following companies:

• Accenture, Ltd.	• Fiserv, Inc.	• Rockwell Collins, Inc.
• Automatic Data Processing, Inc.	• General Dynamics Corporation	• Synnex Corporation
• Computer Sciences Corporation	• L-3 Communications Holdings, Inc.	• Unisys Corporation
• CGI Group, Inc.	• Raytheon Company	• URS Corporation

This compensation peer group is periodically reviewed and updated. It consists of companies that we believe have similar revenues and industry focus to ours, as well as companies against which we compete for talent and stockholder investment. In order to help provide better comparative data and analysis, the compensation peer group is structured so that no company within the survey has annual revenues greater than three times or less than approximately one-third of ours. We eliminated Affiliated Computer Services, Inc. from our compensation peer group in fiscal 2011 because it was acquired by another company that does not satisfy these parameters. For comparison purposes for fiscal 2011, our annual revenues were at approximately the 57th percentile of the revenues of the compensation peer group. In addition to the compensation peer group, Frederic W. Cook & Co. also reviewed multiple broad-based third-party surveys and compiled information for the Committee’s consideration regarding compensation that other comparably-sized companies provide to their chief executive officer, chief financial officer and other members of senior management. For our Group Presidents, we compare the compensation we provide against compensation received by managers of operating units or subsidiaries of similar size to our groups.

The Committee considers this survey data and analysis when evaluating appropriate levels of direct compensation. To be competitive in the market for our executive-level talent, we generally will:

•

target overall compensation for our executive officers at the market median, although the actual cash incentive awards paid will vary based on operating performance and may therefore generate compensation that is higher or lower than the market median; and

•	award higher levels of compensation, when appropriate, in recognition of the importance or uniqueness of the role of an executive officer.

Compensation Decisions for Fiscal 2011

Compensation Mix

The charts below depict each principal element of targeted compensation as a percentage of total targeted compensation for our CEO and for our other named executive officers as a group for fiscal 2011.

As indicated above, base salary represents a small portion of overall compensation compared to performance-based cash and equity incentive awards. The allocation of a meaningful portion of overall compensation to cash incentive awards demonstrates the Committee’s belief that a substantial portion of total compensation should reflect the actual achievement of predetermined individual and company goals. The allocation of a majority of compensation in the form of stock option and performance share awards reflects the principle that a substantial portion of total compensation should be delivered in the form of equity awards in order to align the interests of our executive officers with those of our stockholders. We believe that an approximately equal allocation between performance share awards and stock options provides an appropriate balance of medium and long-term incentives. The various amounts of compensation provided to our named executive officers for fiscal 2011 are set forth in more detail in the tables in this prospectus under the caption “Executive Compensation.” The allocation of performance share awards and stock options in the charts above are based on the grant date fair value as disclosed in the Grants of Plan-Based Awards table. The actual value of these awards will be based on future financial performance and our stock price.

Base Salary

In approving the fiscal 2011 base salaries for our named executive officers and other executive officers, the Committee considered its independent consultant’s analysis of pay levels among the compensation peer group and survey data which indicated that base salaries for our executive officers were, on average, at approximately competitive median levels, although each executive officer may have a base salary above or below the median of the market. Actual individual salary amounts also reflect the Committee’s judgment with respect to each executive officer’s responsibility, performance, experience and other factors, including internal equity considerations, the individual’s historical compensation and any retention concerns. The Committee reviews executive officers’ base salaries annually or at the time of promotion or a substantial change in responsibilities based on the criteria described above.

We believe that our CEO is better positioned than any other executive officer to set the strategic direction of the company and impact overall company performance. Accordingly, the Committee has not increased CEO base salary since 2005 and has instead provided opportunities through variable, performance-based compensation. Following this approach, our CEO, Mr. Havenstein, did not receive an increase in base salary for fiscal 2011. Our other named executive officers received increases in base salary of approximately 3% over the prior year.

Annual Cash Incentive Awards

We provided cash incentive awards to our executive officers in fiscal 2011, the amounts of which depended upon the achievement of specific financial, operating and individual performance goals approved by the Committee. In the first quarter of fiscal 2011, the Committee approved the threshold, target and maximum bonus amounts for the cash incentive awards and the performance goals and criteria upon which the amounts of the awards would be determined. Following the end of fiscal 2011, the Committee approved the payment of cash incentive awards based upon performance against the predetermined goals and criteria.

Target and Maximum Cash Incentive Awards. For fiscal 2011, the Committee set the target amount of the cash incentive award at 125% of base salary for the CEO and approximately 100% of base salary for each other named executive officer.

The actual amount of the cash incentive award paid was based upon the extent to which performance under each of the criteria met, exceeded or was below target. Award levels were structured to range from 0% to 150% of the target amount for all performance criteria. However, to the extent that performance was less than 80% as measured against our performance goals, no bonus amount would be paid with respect to such performance criteria (other than voluntary turnover, as described below).

For our named executive officers, the target and maximum bonus amounts for the fiscal 2011 cash incentive awards and the amounts of the awards actually earned by the officers, were as follows:

	Target Award	Maximum Award	Actual Award	Actual Award as a % of Target
Walter P. Havenstein, CEO	$1,250,000	$1,875,000	$1,077,750	86%
Mark W. Sopp, CFO	570,000	855,000	520,000	91%
Deborah H. Alderson, Group President	490,000	735,000	445,000	91%
K. Stuart Shea, Group President	480,000	720,000	428,000	89%
Joseph W. Craver, III, Group President	470,000	705,000	405,000	86%
Vincent A. Maffeo, General Counsel	550,000	825,000	500,000	91%

The actual cash incentive awards paid to the named executive officers for fiscal 2011 were below the targeted award amounts because we did not fully achieve the targeted level of performance for all of the goals established by the Committee at the beginning of the year. The targeted achievement levels and actual performance for each of the key measures are described below.

Performance Goals for Cash Incentive Awards. The actual amount of the cash incentive award to be paid upon completion of fiscal 2011 was determined based upon the achievement of financial and other corporate and individual performance goals set at the beginning of the fiscal year. The performance goals and their relative weightings for fiscal 2011 were:

Financial Goals – 80%(1)	Other Performance Goals – 20%
Revenue (30%)	Individual Contributions to Enterprise Goals, including

•        employee engagement and development

•        customer satisfaction and retention

•        new business development in key strategic areas

•        financial and operating goals

Employee Retention (2)

•        voluntary employee turnover percentage

Operating Income (45%) • For Group Presidents, a portion of this weighting is based on Group-level profit before taxes.

Average Days Working Capital (DWC) (25)%

•      Determined by dividing (a) total working capital at quarter-end by (b) average daily sales during the quarter. Goals and payouts are based on the average of quarter-end DWC for the four fiscal quarters.

(1)	Award amounts for the CEO, CFO and other corporate-level executives based on achievement of financial goals are determined by reference to our consolidated financial information. Award amounts for Group Presidents based on achievement of financial goals are determined by reference to both the financial results of their respective Groups and our consolidated financial information, weighted equally, to encourage a balanced focus on group and company-wide goals.
(2)	For fiscal 2011, the employee retention goal was only applicable to senior managers whose operational roles placed them in a position to have a direct impact on retention, including Mr. Havenstein, Ms. Alderson, Mr. Shea and Mr. Craver. For these executives, employee retention and individual contributions to enterprise goals each comprised 10% of these executives’ annual cash incentive opportunity. The employee retention goal did not apply to Mr. Sopp and Mr. Maffeo for fiscal 2011. However, the retention goal will apply to all executive officers in fiscal 2012, comprising 10% of the total incentive opportunity for each executive under our annual cash incentive program.

Revenue and operating income were used as financial goals because they most directly align with our growth strategy and we believe they generally are strongly correlated with potential stockholder value. We use average days working capital to measure how efficiently we use our working capital relative to the size of our business and operating units. We believe that individual contributions to our other enterprise goals contribute to the achievement of our financial goals over time and that a 20% weighting for these goals is appropriate to encourage individual efforts in an array of areas that should ultimately lead to improved financial performance for the company. Because the financial goals are considered the most important factors and annual performance is objectively measurable, we weigh these goals more heavily at 80%.

For fiscal 2011, the targeted achievement levels and actual performance for each of the key corporate measures were as follows:

	Target	Actual(1)	Achievement Level
Revenue	$11.8 billion	$11.1 billion	94.2%
Operating Income	$965 million	$958 million	99.3%
Average Days Working Capital	45.9 days	46.2 days	99.3%

(1)

Amounts shown are derived from our audited financial statements included in SAIC’s annual report on Form 10-K filed with the SEC on March 25, 2011, which the Committee used as a basis for determining performance-based compensation for fiscal 2011. Subsequently, in the second quarter of fiscal 2012, we sold certain components of our business primarily focused on providing information technology services to international oil and gas companies. In the section entitled “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” and the financial statements included in this prospectus, we have classified the operating results of these business components as discontinued operations for all periods presented.

For employee turnover, our targeted voluntary employee turnover rate was set slightly above the prior year’s actual rate in expectation of increasing external employment opportunities, particularly in the government sector. The potential award levels ranged from 0% to 150% based on the variance from the target rate, with each 1% increase from the target rate resulting in a 25% decrease in the award level and vice versa. For example, a turnover rate 2% lower (better) than target would result in a maximum payout at the 150% level, a turnover rate 2% higher than target would result in a payout at the 50% level and a turnover rate 4% higher than target would result in no payout for the retention element of the program. Based on this scale, our actual retention performance in fiscal 2011 was 55% of targeted performance because our actual voluntary turnover rate was higher than the targeted rate.

Determination of Cash Incentive Award Amounts. Following the end of fiscal 2011, the Committee reviewed financial and individual performance during the year and approved the cash incentive award payments to be made to each of our executive officers, including the named executive officers. In evaluating fiscal 2011 financial performance, the Committee reviewed actual performance compared to targeted performance levels and determined that, while threshold performance levels were achieved, actual performance was below targeted performance. In analyzing individual performance, the Committee reviewed the individual’s level of achievement and also considered input from the CEO with respect to the degree of success and the difficulty of achieving the individual performance goals. Ultimately, weighted average scores for such financial and other corporate and individual objectives were determined and applied against the target bonus applicable to such objectives to determine a formula-based bonus amount. The Committee then exercised its discretion to reduce these amounts for each named executive officer, which resulted in non-equity incentive awards between 86% and 91% of targeted levels as indicated in the table on page 78 and reported in the Summary Compensation Table. In addition, in accordance with our compensation recoupment policy, actual cash incentive awards paid to the named executive officers for fiscal 2011 were further reduced by an average of $4,861 to offset inadvertent overpayments made in fiscal 2010 due to a calculation error.

Long-Term Incentive Awards

The amounts of these awards are determined based on market data and vary based upon an executive officer’s position and responsibilities.

Stock Options. Approximately 50% of the targeted total value of equity awards granted to our named executive officers in fiscal 2011 was comprised of options to purchase SAIC stock. These options vest as follows: 20% of the shares at the end of each of the first three years and 40% of the shares at the end of the fourth year and expire at the end of the fifth year. The objective of these awards is to link rewards to the creation of stockholder value over a longer term and aid in employee retention with a vesting schedule weighted toward the end of the option term.

Performance Share Awards. Approximately 50% of the targeted total value of equity awards granted to our named executive officers in fiscal 2011 was in the form of performance share awards that may result in SAIC shares being issued depending on the company’s achievement of specific financial performance goals over the three-year performance period covering fiscal year 2011 through fiscal year 2013. The number of shares that will ultimately be issued can range from 0% to 150% of the target number of shares. If cumulative performance over the three-year period is below the threshold level of performance, no shares will be issued. The objective of these awards is to reward targeted financial performance over a three-year period.

Target and Maximum Performance Share Awards. In the first quarter of fiscal 2011, the Committee approved the threshold, target and maximum performance share award amounts, which are set forth in the “Grants of Plan-Based Awards” table on page 86, and approved the performance goals and criteria upon which the actual payout amounts of the awards would be determined. The value of the target number of shares at the date of grant for the performance share awards awarded to the named executive officers were between 90% and 110% of base salary, except for Mr. Havenstein, for whom the target value was 169% of base salary. The target value for Mr. Havenstein was higher as a percentage of base salary to reflect market data and practice based on the CEO’s higher level of responsibility and impact on company performance. As a result, it is appropriate for a greater percentage of his total compensation to be contingent on company performance. The threshold amounts represented 50% of the value of the target number of shares and the maximum amounts represented 150% of the value of the target number of shares. The actual value of any awards received will depend on the value of SAIC common shares at the time they are earned and issued to participants.

Performance Goals for Performance Share Awards. Performance for the three-year performance period covering fiscal year 2011 through fiscal year 2013 will be measured against two metrics:

•	three-year growth in diluted earnings per share from continuing operations, expressed in dollars; and

•	three-year operating margin growth, expressed in basis points.

The number of shares to be issued will be based on performance against separate targets for each measure, and each performance measure is equally weighted. The payout for each performance measure will be determined by the performance level achieved for each measure at the end of the three-year period.

We use diluted earnings per share as a performance metric for our performance share awards because it is a key measure of profitability followed by our stockholders and market analysts and it also reflects share dilution management and non-recurring items. As a below-the-line measure, it encourages control of tax expense and includes the dilutive or accretive effect of acquisitions. We use operating margin growth because it encourages profitable growth without regard to diluted shares outstanding and non-recurring items. We believe that an equal weighting provides an appropriate balance between these measures.

Other Benefits Provided in Fiscal 2011

In addition to the elements of direct compensation described above, we also provide our executive officers with the following benefits:

Health and Welfare Benefits

Our executive officers are entitled to participate in all health and welfare plans that we generally offer to all of our eligible employees, which provide medical, dental, health, group term life insurance and disability benefits. We believe that these health and welfare benefits are reasonable in scope and amount and are of the kind typically offered by other companies against which we compete for executive talent.

Retirement Benefits

Our executive officers are entitled to participate in the same retirement plan that is generally available to all of our eligible employees. We make matching contributions to eligible participants’ retirement plan accounts equal to 100% of each participant’s own contributions up to 6% of their “eligible compensation” under applicable rules. The average amount of contributions we made to the retirement plan accounts of our named executive officers in fiscal 2011 was $9,825. The Committee believes that this retirement program permits our executives to save for their retirement in a tax-effective manner.

Deferred Compensation Plans

To provide another tax-deferred means to save for retirement, we maintain deferred compensation plans that allow eligible participants to elect to defer all or a portion of any cash or certain equity incentive awards granted to them under our cash incentive or stock plans. We make no contributions to participants’ accounts under these plans. Vested deferred balances under the plans will generally be paid upon retirement or termination. These plans are described in more detail under “Nonqualified Deferred Compensation” on page 88.

Perquisites and Personal Benefits

We generally do not provide perquisites and personal benefits to our executive officers that are not otherwise available to other employees. In fiscal 2011, in connection with our hiring of Vincent A. Maffeo as our General Counsel, the Committee approved relocation benefits, not to exceed $625,000, to cover costs incurred by Mr. Maffeo to relocate closer to our corporate headquarters. These benefits include closing costs and commissions relating to the sale and purchase of a home, moving and storage of household goods, temporary living expenses and a gross-up for any additional tax liability in connection with such relocation benefits. Mr. Maffeo used $60,368 of his relocation allowance in fiscal 2011 and we expect additional relocation costs to be incurred during fiscal 2012.

Other Policies and Considerations

Assessment of Risks in our Compensation Programs

In fiscal 2011, the Committee directed management to undertake a risk assessment of our compensation programs and asked Frederic W. Cook & Co., the Committee’s independent compensation consultant, to review the assessment. In conducting the assessment, we reviewed our pay practices and incentive programs to identify any potential risks inherent in our compensation programs. We also reviewed the risks facing the company and evaluated whether our compensation practices and programs could be expected to increase or help mitigate these risks. The finding of the assessment, with which the Committee concurred, was that our compensation programs are effectively designed to help mitigate excessive risk-taking that could harm our value or reward poor judgment by our executives. The factors considered in reaching this conclusion include:

•	short-term incentive measures are balanced among different financial measures, with targets that are intended to be achievable upon realistic levels of performance;

•	significant weighting towards long-term incentive compensation promotes long-term decision making and discourages short-term risk taking;

•	maximum payouts are capped at levels that do not reward excessive risk-taking;

•	goals are based on company and group performance measures, which mitigates excessive risk-taking within any particular business unit;

•	our compensation recoupment policy allows us to recover compensation based on financial results that are subsequently restated or if fraud or intentional misconduct is involved; and

•	our stock ownership guidelines encourage a long-term perspective.

Equity Award Grant Practices

The Committee is responsible for the administration of our equity incentive plans. In advance of each fiscal year, the Committee predetermines the dates on which equity awards will be granted during the following fiscal year to new and existing employees, including our executive officers. These grant dates are selected to occur after the dates we anticipate releasing our annual and quarterly financial results. We generally grant equity incentive awards with respect to SAIC stock to our directors, executive officers and all other eligible employees on an annual basis shortly after we announce our financial results for the recently completed fiscal year. In addition to these annual grants, the Committee predetermines four quarterly dates on which any additional equity incentive awards may be made to eligible executive officers or other employees in connection with a new hire, for retention purposes or otherwise. The equity award grant dates for fiscal 2011 were fixed by the Committee in December 2009 and the grant dates for fiscal 2012 were fixed by the Committee in December 2010. The Committee approves all equity awards made to our directors and executive officers.

The exercise price of any option grant is determined by reference to the fair market value of the shares on the grant date, which our 2006 Equity Incentive Plan defines as the closing sales price of SAIC’s common stock on the NYSE on the previous trading day.

Stock Ownership Guidelines and Policies

We encourage our employees to own SAIC stock so that they are motivated to maximize our long-term performance and stock value. Under stock ownership guidelines we have established, our named executive officers are required to accumulate and maintain stockholdings in an amount of SAIC stock with a value at least equal to five times their base salary. Because they must hold all SAIC shares acquired under our equity incentive programs until they meet this ownership requirement, which we expect will take several years, we do not have specific time-based holding periods following the exercise of stock options or vesting of other equity awards. In addition to these ownership guidelines, we have also established policies for our executive officers that prohibit certain short-term or speculative transactions in SAIC securities that we believe carry a greater risk of liability for insider trading violations and also create an appearance of impropriety. For example, with respect to SAIC securities, our executive officers are not permitted to engage in any short sales or any trading in puts, calls or other derivatives on an exchange or other organized market. In addition, our executive officers are required to obtain preclearance from our General Counsel for all transactions in our securities.

Compensation Recoupment Policy

Under our compensation recoupment policy, the Committee may require members of senior management to return incentive compensation if there is a material restatement of the financial results upon which the incentive compensation was originally based. If the Committee determines that recovery is appropriate, the company will seek repayment of the difference between the incentive compensation paid and the incentive compensation that would have been paid, if any, based on the restated financial results.

The policy also provides for recovery of incentive compensation from any employee involved in fraud or intentional misconduct, whether or not it results in a restatement of our financial results. In such a situation, the Committee would exercise its business judgment to determine what action it believes is appropriate under the circumstances.

We may seek to recover the applicable amount of compensation from incentive compensation paid or awarded after the adoption of the policy, from future payments of incentive compensation, cancellation of outstanding equity awards and reduction in or cancellation of future equity awards. In cases of fraud or misconduct, we may also seek recovery from incentive compensation paid or awarded prior to the adoption of the policy.

Post-Employment Benefits

We do not maintain a defined benefit or other supplemental retirement plan that would entitle our executive officers to receive company-funded payments if they leave the company.

Upon certain terminations of employment, including death, disability, retirement or a change in control, our named executive officers may be eligible for continued vesting of equity awards on the normal schedule or accelerated vesting in full or on a pro rata basis, depending on the nature of event and the type of the award. The purpose of these provisions is to protect previously earned or granted awards by making them available following the specified event. Because these termination provisions are contained in our standard award agreements for all recipients and relate to previously granted or earned awards, we do not consider these potential termination benefits as a separate item in compensation decisions for our named executive officers. Our long-term incentive plans do not provide for additional benefits or tax gross-ups. For more information about potential post-employment benefits, see “Executive Compensation—Potential Payments Upon Termination or a Change in Control” beginning on page 89.

Potential Change in Control and Severance Benefits

We maintain severance protection agreements with our executive officers that would provide them with payments and benefits if their employment is involuntarily terminated following an acquisition of our company as further described in this prospectus under “Executive Compensation—Potential Payment Upon a Change in Control.” We believe that these agreements provide an important benefit to us by helping alleviate any concern the executive officers might have during a potential change in control of our company and permitting them to focus their attention on our business. In addition, we believe that these agreements are an important recruiting and retention tool, as many of the companies with which we compete for talent have similar arrangements in place for their senior management.

These severance protection agreements renew for successive one-year terms each year, unless either the Committee or an executive officer to which the agreement applies decides not to extend the term of the agreement before October 31st of the prior year. This annual term permits the Committee to regularly review the amount of benefits that would be provided to our executive officers in connection with a change in control and to consider whether to continue providing such benefits.

Tax Deductibility of Executive Compensation

We attempt to provide compensation that is structured, to the extent possible, to maximize favorable tax benefits for us. Section 162(m) of the Internal Revenue Code generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the CEO and the three other most highly compensated named executive officers (other than our CFO). Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met.

The Committee periodically reviews and considers the deductibility of executive compensation under Section 162(m) in designing and implementing our compensation programs and arrangements. As indicated above, at least 80% of our target cash incentive awards and all of our performance share award payouts are determined based upon the achievement of certain predetermined financial performance goals under a stockholder-approved plan, which is intended to permit us to deduct such amounts pursuant to Section 162(m).

While we will continue to monitor our compensation programs in light of Section 162(m), the Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders. As a result, the Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of our company and our stockholders.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers for service to SAIC and its subsidiaries, including Science Applications, during fiscal 2011 and, if applicable, fiscal 2010 and 2009, whether or not such amounts were paid in such year:

Name and principal position	Year(1)	Salary(2) ($)	Bonus ($)	Stock awards(3) ($)	Option awards(3)($)	Non-equity incentive plan compensation(4) ($)	All other compen- sation(5) ($)	Total ($)
Walter P. Havenstein(6)	2011	1,000,000	—	1,693,607	1,381,683	1,077,750	—	5,153,040
Chief Executive Officer	2010	346,154	—	4,981,789	1,475,867	1,250,000	—	8,053,810

Mark W. Sopp	2011	566,923	—	609,700	497,405	520,000	14,792	2,208,820
Executive Vice President and Chief Financial Officer	2010	547,115	—	600,000	533,315	560,000	13,605	2,254,035
	2009	521,154	—	480,012	675,900	550,000	13,863	2,240,929

Deborah H. Alderson	2011	497,116	—	508,089	414,505	445,000	14,769	1,879,479
Group President	2010	479,519	—	500,000	444,110	512,000	13,881	1,949,510
	2009	431,154	—	350,008	486,648	485,000	13,506	1,766,316

K. Stuart Shea	2011	505,997	—	508,089	414,505	428,000	15,190	1,871,781
Group President	2010	484,473	—	500,000	444,110	504,000	15,851	1,948,434

Joseph W. Craver, III	2011	483,758	—	508,089	414,505	405,000	—	1,811,352
Group President	2010	455,192	—	500,000	444,110	500,000	—	1,899,302

Vincent A. Maffeo(7) General Counsel	2011	349,038	—	500,008	500,003	500,000	74,566	1,923,615

(1)	Compensation is provided only for fiscal years for which each individual qualified as a named executive officer.
(2)	This column includes amounts paid in lieu of accrued and unused comprehensive leave time.
(3)	These columns reflect the grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). Values for awards subject to performance conditions are computed based upon the probable outcome of the performance conditions as of the grant date of the award. All of the awards shown in the “Stock awards” column in the above table are subject to performance conditions. Assuming the highest level of the performance conditions is achieved, the value of the 2011 awards in the “Stock Awards” column as of the grant date would be as follows: Mr. Havenstein, $2,540,411; Mr. Sopp, $914,550; Ms. Alderson, Mr. Shea and Mr. Craver, $762,134 each; and Mr. Maffeo, $750,012. The awards shown in the “Option awards” column are not subject to performance conditions. For more information regarding our application of FASB ASC Topic 718, including the assumptions used in the calculations of these amounts, please refer to Note 11 of Combined Notes to Consolidated Financial Statements contained in this prospectus.
(4)	Amounts shown in this column represent the actual amounts paid to the named executive officers under our cash incentive award program for performance in fiscal 2011. The threshold, target and maximum payouts are shown in the “Grants of Plan-Based Awards” table under the column headed “Estimated future payouts under non-equity incentive plan awards.”
(5)	Amounts shown in this column for fiscal 2011 represent matching contributions that we made on behalf of our named executive officers in the SAIC Retirement Plan. Amounts for Mr. Maffeo also include payments or reimbursements of $37,365 for relocation costs and $23,003 for taxes on imputed income associated with the relocation benefits provided to Mr. Maffeo as an inducement to join us as our General Counsel.
(6)	Mr. Havenstein joined us as CEO on September 21, 2009. As an inducement to join us as our CEO, we agreed to issue equity awards to Mr. Havenstein comprised of stock options, performance share awards and restricted stock having an aggregate value equivalent to the value of the equity awards of his former employer that he forfeited as a result of joining us. The aggregate replacement value was determined to be $6.46 million, which is reflected in the “stock awards” and “option awards” columns for fiscal 2010.
(7)	Mr. Maffeo joined us as General Counsel on June 7, 2010 and therefore the amount in the “Salary” column reflects a partial year of service.

Grants of Plan-Based Awards

The following table sets forth information regarding the cash and equity incentive awards made to our named executive officers in fiscal 2011 pursuant to our 2006 Equity Incentive Plan, including any portion of such awards deferred into our Key Executive Stock Deferral Plan and Keystaff Deferral Plan:

Name	Award type	Grant date	Approval date	Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)			All other stock awards; number of shares of stock or units (#)	All other option awards; number of securities underlying options(3) (#)	Exercise or base price of option awards(4) ($/share)	Grant date fair value of stock and option awards(5) ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mr. Havenstein	Cash	4/2/10	3/25/10	676,250	1,250,000	1,875,000	—	—	—	—	—	—	—
	Options	4/2/10	3/25/10	—	—	—	—	—	—	—	347,567	$17.42	1,381,683
	PSA	4/2/10	3/25/10	—	—	—	48,611	97,222	145,833	—	—	—	1,693,607
Mr. Sopp	Cash	4/2/10	3/25/10	342,000	570,000	855,000	—	—	—	—	—	—	—
	Options	4/2/10	3/25/10	—	—	—	—	—	—	—	125,124	$17.42	497,405
	PSA	4/2/10	3/25/10	—	—	—	17,500	35,000	52,500	—	—	—	609,700
Ms. Alderson	Cash	4/2/10	3/25/10	265,090	490,000	735,000	—	—	—	—	—	—	—
	Options	4/2/10	3/25/10	—	—	—	—	—	—	—	104,270	$17.42	414,505
	PSA	4/2/10	3/25/10	—	—	—	14,583	29,167	43,750	—	—	—	508,089
Mr. Shea	Cash	4/2/10	3/25/10	259,680	480,000	720,000	—	—	—	—	—	—	—
	Options	4/2/10	3/25/10	—	—	—	—	—	—	—	104,270	$17.42	414,505
	PSA	4/2/10	3/25/10	—	—	—	14,583	29,167	43,750	—	—	—	508,089
Mr. Craver	Cash	4/2/10	3/25/10	254,270	470,000	705,000	—	—	—	—	—	—	—
	Options	4/2/10	3/25/10	—	—	—	—	—	—	—	104,270	$17.42	414,505
	PSA	4/2/10	3/25/10	—	—	—	14,583	29,167	43,750	—	—	—	508,089
Mr. Maffeo	Cash	6/18/10	5/14/10	330,000	550,000	825,000	—	—	—	—	—	—	—
	Options	6/18/10	5/14/10	—	—	—	—	—	—	—	124,633	$18.09	500,003
	PSA	6/18/10	5/14/10	—	—	—	13,820	27,640	41,460	—	—	—	500,008

(1)	Amounts in these columns represent the threshold, target and maximum payout amounts of cash incentive awards with actual payouts based upon the achievement of pre-established levels of performance during fiscal 2011, as discussed in our CD&A beginning on page 73. The target payout amounts for the cash incentive awards were between 95% and 125% of base salary. The threshold payout amounts generally represented between 50% and 60% of the target amounts and the maximum payout amounts represented 150% of the target amount. The actual amounts that were paid to our named executive officers with respect to fiscal 2011 are set forth in the table entitled “Summary Compensation Table” under the column headed “Non-equity incentive plan compensation.”
(2)	Amounts in these columns represent the threshold, target and maximum payout amounts of performance share awards (PSA) granted in fiscal 2011 that may result in shares being issued at the end of a three-year performance period based upon the company’s achievement of pre-established levels of performance over the three-year performance period covering fiscal year 2011 through fiscal year 2013, as discussed in our CD&A beginning on page 73. The number of shares that will ultimately be issued can range from 0% to 150% of the target number of shares. If cumulative performance over the three-year period is below the threshold level of performance, no shares will be issued. The target payout amounts for the performance share awards were between 90% and 110% of base salary, except for Mr. Havenstein, whose target payout amount was 169% of base salary. The target number of shares underlying these awards was based on a value of $17.42 per share ($18.09 per share for Mr. Maffeo), the closing sales price of SAIC common stock on the NYSE on the trading day before the grant date. The threshold payout amounts represented 50% of the target amounts and the maximum payout amounts represented 150% of the target amounts.
(3)	Amounts in this column represent the number of shares of SAIC common stock underlying options issued in fiscal 2011. All such options vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.
(4)	The exercise price is the closing sales price of SAIC common stock on the NYSE on the trading day before the grant date.
(5)	Amounts represent the grant date fair value determined in accordance with FASB ASC Topic 718. These amounts do not reflect the value actually realized by the recipient and do not reflect changes in SAIC’s stock price after the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding option, restricted stock and performance share awards issued pursuant to our 2006 Equity Incentive Plan that were held by our named executive officers at the end of fiscal 2011, including awards previously deferred under our Key Executive Stock Deferral Plan:

	Option awards (1)				Stock awards
Name	Number of securities underlying unexercised options (exercisable)	Number of securities underlying unexercised options (unexercisable)	Option exercise price ($)	Option expiration date	Grant Date	Number of shares of stock or units that have not vested		Market value of shares of stock or units that have not vested ($)(4)	Equity incentive plan awards; number of unearned shares, units or other rights that have not vested (#)(5)	Equity incentive plan awards; market or payout value of unearned shares, units or other rights that have not vested ($)(4)
						Restricted Stock(2)	Restricted Stock Units(3)
Mr. Havenstein	61,447	245,912	17.71	9/20/14	9/21/09	—	75,764	1,255,409	—	—
	—	347,567	17.42	4/01/15	9/21/09	—	84,322	1,397,216	41,668	690,439
	—	—	—	—	4/02/10	—	—	—	48,611	805,484

Mr. Sopp	93,000	62,000	17.61	3/28/12	3/29/07	9,086	—	150,555	—	—
	60,000	90,000	18.73	4/03/13	4/04/08	—	15,377	254,797
	22,240	88,960	18.46	4/02/14	4/03/09	—	—	—	16,252	269,296
	—	125,124	17.42	4/01/15	4/02/10	—	—	—	17,500	289,975

Ms. Alderson	69,000	46,000	17.61	3/28/12	3/29/07	3,408	3,407	112,925	—	—
	43,200	64,800	18.73	4/03/13	4/04/08	11,213	—	185,799	—	—
	18,520	74,080	18.46	4/02/14	4/03/09	—	—	—	13,542	224,391
	—	104,270	17.42	4/01/15	4/02/10	—	—	—	14,584	241,657

Mr. Shea	15,124	10,084	17.61	3/28/12	3/29/07	2,109	703	46,595	—	—
	53,875	35,917	20.12	12/19/12	12/20/07	2,624	875	57,978	—	—
	43,200	64,800	18.73	4/03/13	4/04/08	8,409	2,803	185,783	—	—
	18,520	74,080	18.46	4/02/14	4/03/09	—	—	—	13,542	224,391
	—	104,270	17.42	4/01/15	4/02/10	—	—	—	14,584	241,657
						—	—	—	—	—

Mr. Craver	30,000	20,000	17.61	3/28/12	3/29/07	3,976	—	65,882	—	—
	39,000	26,000	18.00	6/18/12	6/19/07	2,778	—	46,031	—	—
	43,200	64,800	18.73	4/03/13	4/04/08	11,213	—	185,799	—	—
	18,520	74,080	18.46	4/02/14	4/03/09	—	—	—	13,542	224,391
	—	104,270	17.42	4/01/15	4/02/10	—	—	—	14,584	241,657

Mr. Maffeo	—	124,633	18.09	6/17/15	6/18/10	—	—	—	13,820	228,997

(1)	Information in these columns relates to options to purchase shares of SAIC common stock held by our named executive officers at the end of fiscal 2011. All such options were granted five years prior to the date immediately following their respective expiration dates and vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.
(2)	Information in this column relates to shares of SAIC common stock underlying restricted stock awards held by our named executive officers at the end of fiscal 2011. All restricted stock awards vest as to 20%, 20%, 20% and 40% of the shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.
(3)	Information in this column relates to restricted stock units held by our named executive officers at the end of fiscal 2011 in our Key Executive Stock Deferral Plan. All restricted stock units vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively, except that 75,764 of Mr. Havenstein’s unvested restricted stock units will vest in two equal installments on each of the next two anniversaries of the grant date and 84,322 shares will vest in a single installment on the third anniversary of the grant date. Any restricted stock awards previously deferred by our named executive officers are also reflected in the table under the caption “Nonqualified Deferred Compensation” below.
(4)	The market value is based upon $16.57 per share, the closing sales price of SAIC common stock on the NYSE on January 31, 2011.
(5)	Amounts in this column represent the number of shares that would be issued upon achieving the threshold level of performance for the applicable three-year performance period.

Option Exercises and Stock Vested

The following table sets forth information regarding shares of SAIC common stock acquired by our named executive officers during fiscal 2011 upon the exercise of stock options and vesting of restricted stock awards:

	Option awards		Stock awards
Name	Number of shares acquired on exercise	Value realized on exercise($)	Number of shares acquired on vesting		Value realized on vesting ($)
			Restricted stock(1)	Restricted stock units(2)
Mr. Havenstein	—	—	—	37,877	599,964
Mr. Sopp	97,987	120,201	4,543	5,126	176,786
Ms. Alderson	228,267	215,830	5,440	3,525	164,979
Mr. Shea	48,000	61,400	6,125	2,042	143,955
Mr. Craver	45,000	59,400	7,933	—	144,051
Mr. Maffeo	—	—	—	—	—

(1)	Information in this column relates to shares of SAIC common stock underlying stock awards in which our named executive officers vested in fiscal 2011. All restricted stock awards vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.
(2)	Information in this column relates to restricted stock units held in our Key Executive Stock Deferral Plan in which our named executive officers vested in fiscal 2011. All restricted stock units, other than Mr. Havenstein’s, vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively. Any restricted stock awards previously deferred by our named executive officers are reflected in the table under the caption “Nonqualified Deferred Compensation” below.

Nonqualified Deferred Compensation

We provided benefits to our named executive officers during fiscal 2011 under the following nonqualified deferred compensation plans, which are summarized below:

The Keystaff Deferral Plan allows eligible participants to elect to defer all or a portion of any cash or vested equity incentive awards granted to them under our cash incentive or stock incentive plans. We make no contributions to participants’ accounts under the Keystaff Deferral Plan, although participant deferrals, which are reflected in dollars, earn interest during the deferral period. Distributions under the Keystaff Deferral Plan are then made to participants in cash. Deferred balances under this plan will generally be paid upon retirement or termination.

The Key Executive Stock Deferral Plan allows eligible participants to elect to defer all or a portion of their cash or certain equity incentive awards granted to them under our cash incentive or stock incentive plans. Participant deferrals generally correspond to stock units of SAIC common stock. Shares equivalent to deferrals may be deposited to a rabbi trust to fund benefits for participants. We make no contributions to participants’ accounts under the Key Executive Stock Deferral Plan. Distributions under the Key Executive Stock Deferral Plan are then made to participants in shares of SAIC common stock corresponding to the number of vested stock units held for the participant. Vested deferred balances under this plan will generally be paid upon retirement or termination.

The following table sets forth information regarding deferrals under and aggregate earnings and withdrawals in fiscal 2011 through our nonqualified deferred compensation plans:

Name	Plan	Executive contributions in fiscal 2011 ($)(1)	Aggregate earnings in fiscal 2011 ($)(2)	Aggregate withdrawals/ distributions in fiscal 2011	Aggregate balance at fiscal year-end ($)(3)
Mr. Havenstein	Keystaff Deferral Plan	598,827	21,940	—	620,767
	Key Executive Stock Deferral Plan	625,000	(378,911)	—	3,874,745

Mr. Sopp	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	(53,219)	—	501,044

Ms. Alderson	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	(124,096)	—	1,168,334

Mr. Shea	Keystaff Deferral Plan	25,200	2,976	—	69,833
	Key Executive Stock Deferral Plan	10,080	(22,495)	—	216,752

Mr. Craver	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	—	—	—

Mr. Maffeo	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	—	—	—

(1)	Amounts in this column represent deferred cash awards. These amounts are also included as compensation in the “Summary Compensation Table.”
(2)	With respect to the Keystaff Deferral Plan, amounts in this column represent interest earned during fiscal 2011 on cash previously deferred based on the Moody’s Seasoned Corporate Bond Rate minus 1% (4.84% in calendar 2010).

With respect to the Key Executive Stock Deferral Plan, amounts in this column represent the aggregate increases or (decreases) in value of stock units corresponding to shares of SAIC common stock during fiscal 2011. The market value of the shares is based upon $16.57 per share, the closing sales price of SAIC common stock on the NYSE on January 31, 2011.

(3)	Amounts in this column represent the value of the holders’ accounts at the end of fiscal 2011. With respect to the Key Executive Stock Deferral Plan, the amounts represent the value of stock units corresponding to shares of SAIC common stock held by the named executive officers based on $16.57 per share, the closing sales price of SAIC common stock on the NYSE on January 31, 2011. Amounts in this column include the following amounts reported as compensation in the “Summary Compensation Table” for prior years: (a) Mr. Havenstein, $3,505,925; (b) Mr. Sopp, $480,012; (c) Ms. Alderson, $225,002; and (d) Mr. Shea, $45,000. With respect to our Key Executive Stock Deferral Plan, our named executive officers held the following number of stock units at the end of fiscal 2011: (a) Mr. Havenstein, 233,841; (b) Mr. Sopp, 30,238; (c) Ms. Alderson, 70,509; and (d) Mr. Shea, 13,081.

Potential Payments Upon Termination or a Change in Control

We are not obligated to offer any kind of severance benefits to our named executive officers solely upon termination of employment, except that Mr. Maffeo currently remains entitled to severance benefits for a limited time in accordance with his employment offer letter if his employment is involuntarily terminated by us during the first 24 months of his employment for reasons other than cause. In that case, he will be entitled to a continuation of base salary, target short-term cash incentives and the same health, life and disability insurance benefits available generally to salaried employees, but only up to June 7, 2012 and only if he releases us of any claims and agrees to abide by non-compete and non-solicitation covenants. The Human Resources and Compensation Committee approved these severance benefits for this limited period, after considering the potential costs, as an inducement for Mr. Maffeo to join the company.

We have entered into the following agreements and arrangements with our named executive officers that would provide them with certain payments and benefits, which are described below, if we are subject to a change in control:

Severance Protection Agreements. We have entered into severance protection agreements with each of our executive officers, including each of the named executive officers, which provide that if the executive officer is involuntarily terminated without cause or resigns for good reason within a 24-month period following a change in control, he or she will be entitled to receive all accrued salary and a pro rata bonus for the year of termination, plus a single lump sum payment equal to two-and-one-half times the executive officer’s then current salary and bonus amount. The executive officer will also receive such life insurance, disability, medical, dental and hospitalization benefits as are provided to other similarly situated executive officers who continue to be employed for the 30 months following termination and up to 12 months of outplacement counseling. In order to receive the lump sum payment and the 30 months of continued benefits, the executive officer is required to execute a written release of claims. The executive officer is not entitled to receive a “gross up” payment to account for any excise tax that might be payable under the Internal Revenue Code, and the amount of the payments may be reduced by us to the extent necessary to avoid an excise tax.

Stock Incentive and Deferred Compensation Plans. Under the terms of our stock incentive and deferred compensation plans, all unvested stock, options and deferred compensation awards held by all participants under those plans, including our named executive officers, are subject to accelerated vesting upon the occurrence of a change in control under certain circumstances. Outstanding stock options, stock awards and stock units issued to the named executive officers under our Key Executive Stock Deferral Plan, generally become fully vested upon the occurrence of a change in control. Our 2006 Equity Incentive Plan generally provides that vesting will accelerate if the holder is involuntarily terminated or terminates his employment for good reason within 18 months following a change in control. For performance share awards issued under our 2006 Equity Incentive Plan, shares would be paid out on an immediate pro rata basis based on the percentage of the performance period completed at the time of the change in control. If more than 50 percent of the performance period is completed, the prorated number of shares that would vest is based on company performance up to the date of change in control. If less than 50 percent of the performance period is completed, a prorated target number of shares would vest based on the time elapsed during the performance period.

The following table sets forth our estimates regarding the potential value of any cash payments and benefits and accelerated vesting of equity awards to be received by the named executive officers under the foregoing agreements and plans, assuming that a change in control occurred on the last business day of fiscal 2011:

	Severance protection benefits				Accelerated equity awards			Total
Name	Salary and Bonus(1)	Pro rata bonus(2)	Life insurance, healthcare(3)	Outplacement services(4)	Restricted stock and restricted stock units(5)	Option awards(6)	Performance Share Awards(7)	Applicable scale- back(8)	Total gross severance benefits and equity awards(9)
Mr. Havenstein	$5,625,000	$1,250,000	$119,377	$15,000	$2,652,625	—	$1,457,575	$—	$11,119,577
Mr. Sopp	2,825,000	560,000	85,213	15,000	405,352	—	552,366	(810,357)	3,632,574
Ms. Alderson	2,505,000	512,000	94,837	15,000	298,724	—	460,309	—	3,885,870
Mr. Craver	2,412,500	500,000	100,701	15,000	297,713	—	460,309	—	3,786,223
Mr. Shea	2,447,500	504,000	99,453	15,000	290,356	—	460,309	—	3,816,618
Mr. Maffeo	2,750,000	550,000	143,135	15,000	—	—	152,665	—	3,610,800

(1)	Amounts in this column represent a single lump sum equal to two-and-one-half times the sum of (a) the named executive officer’s fiscal 2011 salary and (b) the greater of (i) the bonus received in fiscal 2010, (ii) the average of the bonuses received in fiscal years 2010, 2009 and 2008 or (iii) in the event that the named executive officer was not employed by us for all of fiscal 2010, the amount of his or her target bonus for fiscal 2011. This amount of the bonus calculated under subsection (b) is referred to as the “Bonus Amount.”
(2)	Amounts in this column represent a pro rata portion of the Bonus Amount to which the named executive officer would be entitled depending on the number of days that had elapsed in the fiscal year in which he or she is terminated. Because we are required to present all information in this table assuming that the named executive officer is terminated on the last business day of fiscal 2011, the amount of the pro rata Bonus Amount in this column represents the full amount of the executive officers’ respective Bonus Amounts. In addition to the amounts set forth in the column, our named executive officers would also be entitled to be paid for any unused comprehensive leave time they had accrued.
(3)	Amounts in this column represent the estimated value to the named executive officer of life insurance, disability, medical, dental and hospitalization benefits to be received for 30 months following termination.

(4)	Amounts in this column represent the estimated value to the named executive officer of the outplacement counseling services to be provided for 12 months following termination.
(5)	Amounts in this column represent the value of accelerated vesting at the end of fiscal 2011 of (a) shares of restricted stock issued pursuant to the 2006 Equity Incentive Plan, and (b) restricted stock units in our Key Executive Stock Deferral Plan. For more information regarding the number of shares of unvested stock and stock units held by each of the named executive officers, see the table under the caption “Outstanding Equity Awards at Fiscal Year-End.”
(6)	Amounts in this column represent the value of accelerated vesting of unvested options to purchase shares of SAIC common stock issued pursuant to the 2006 Equity Incentive Plan that were held by the named executive officer at the end of fiscal 2011. The exercise price of all unvested options held by the named executive officers exceeded the closing sales price of SAIC common stock on the NYSE. For more information regarding the number of shares underlying unvested options held by each of the named executive officers, see the table under the caption “Outstanding Equity Awards at Fiscal Year-End.”
(7)	Amounts in this column represent the value of a pro-rated number of shares underlying outstanding performance share awards issued under our 2006 Equity Incentive Plan-based on (a) the target number of shares shown in the “Estimated future payouts under equity incentive plan awards” column of the “Grants of Plan-Based Awards” table, (b) the time elapsed during the performance period as of the last business day of fiscal 2011 and (c) a market value based on $16.57 per share, the closing sales price of SAIC common stock on the NYSE on January 31, 2011.
(8)	Represents amount of gross severance payments to be reduced to avoid excise taxes which may be payable pursuant to Section 280G of the Internal Revenue Code.
(9)	Amounts in this column represent the gross amount of change in control benefits to be received by the named executive officer, without reflecting any federal and/or state income taxes payable with respect to such amounts.

Treatment of Equity Awards Upon Termination

With respect to outstanding equity awards, our executive officers are generally treated in the same way as all other employee award recipients if their employment is terminated due to death, disability, retirement or voluntary departure.

In the case of death or disability, restricted stock awards and options will vest immediately and options would remain exercisable for a period of time, depending on the nature of the event and the plan under which the awards were issued. Under our performance share award program, shares would be paid out on a pro rata basis promptly upon death and at the end of the three-year performance period in case of disability.

Under our continued vesting program, equity award recipients who retire, including our executive officers, may continue holding and vesting in their restricted stock awards and options if they have held such securities for at least 12 months prior to retirement and they retire (i) after age 59 1/2 with at least ten years of service or (ii) after age 59 1/2 when age at termination plus years of service equals at least 70. Our executive officers who retire after reaching the applicable mandatory retirement age, however, will be allowed to continue to vest in such awards without regard to the 12 month holding requirement. Retirees meeting these qualifications who hold performance share awards will receive a pro rata number of shares after the end of the applicable three-year performance period, based on actual company performance over the full period. We have the right to terminate continued vesting if a retiree violates confidentiality, non-solicitation or similar obligations to us.

In any other case, if the employment of an equity award recipient, including an executive officer, is terminated for any reason, all unvested restricted stock, options and performance share awards are forfeited. Vested options remain exercisable for 30 to 90 days or until the option expiration date, if earlier.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Ownership of Certain Beneficial Owners

The following table provides information regarding the beneficial ownership of each person known by us to beneficially own more than five percent of SAIC’s common stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership		Percent of class
Vanguard Fiduciary Trust Company 500 Admiral Nelson Boulevard, Malvern, PA 19355	69,010,164 shares	(1)	19%

(1)	These shares are held by Vanguard Fiduciary Trust Company as trustee of the SAIC Retirement Plan. According to a Schedule 13G/A filed with the SEC by Vanguard on February 4, 2011, subject to ERISA, Vanguard votes these shares as directed by the plan participants and votes all shares as to which no voting instructions are received in the same proportion as shares for which voting instructions are received. Accordingly, Vanguard has shared voting and dispositive power with respect to these shares. Vanguard disclaims beneficial ownership of all shares held in trust for which it receives voting instructions. Shares held by Vanguard are also included in the amounts held by individuals and the group set forth in the table below.

Stock Ownership of Directors and Officers

The following table sets forth, as of July 31, 2011, the beneficial ownership of SAIC’s common stock by our directors and the named executive officers, and all of our directors and executive officers as a group. None of these individuals beneficially owns more than one percent of SAIC’s common stock. As a group, our directors and executive officers beneficially own approximately 1.38% of SAIC’s common stock. Unless otherwise indicated, each individual has sole investment power and sole voting power with respect to the shares beneficially owned by such person, except for such power that may be shared with a spouse. No shares have been pledged.

Beneficial Owner	Common stock(1)		Stock units(2)	Option shares(3)	Total shares beneficially owned
Non-Employee Directors
France A. Córdova	—		25,410	38,127	63,537
Jere A. Drummond	31,388		17,433	47,211	96,032
Thomas F. Frist, III	606,828	(4)	8,345	24,905	640,078
John J. Hamre	4,916		57,041	47,211	109,168
Miriam E. John	—		54,136	47,016	101,152
Anita K. Jones	82,832		11,951	47,211	141,994
John P. Jumper	20,087		11,249	47,016	78,352
Harry M. J. Kraemer, Jr.	232,423		101,768	47,211	381,402
Lawrence C. Nussdorf	17,371		—	—	17,371
Edward J. Sanderson, Jr.	80,724		13,074	47,211	141,009
Louis A. Simpson	30,468		—	47,211	77,679
A. Thomas Young	54,167		132,259	47,211	233,637
Named Executive Officers
Walter P. Havenstein	53,000		265,689	192,468	511,157
Mark W. Sopp	33,481		30,238	314,504	378,223
Deborah H. Alderson	42,965		70,509	237,694	351,168
K. Stuart Shea	55,886		13,081	201,777	270,744
Joseph W. Craver, III	101,203		—	237,694	338,897
Vincent A. Maffeo	1,304		—	24,926	26,230
All directors and executive officers as a group (23 persons)	1,734,360		952,693	2,056,833	4,743,886

(1)	Includes the approximate number of shares allocated to the account of the individual by the trustee of the SAIC Retirement Plan as follows: Mr. Sopp, 748 shares; Ms. Alderson, 610 shares; Mr. Shea, 11,775 shares; Mr. Craver, 2,393 shares; and all directors and officers as a group, 58,172 shares. For all directors and officers as a group, also includes a total of 9,688 shares held by certain trusts established by the individuals.
(2)	Represents stock units attributable to the individual or the group in the Key Executive Stock Deferral Plan and the Management Stock Compensation Plan.
(3)	Shares subject to options exercisable within 60 days following July 31, 2011.
(4)	Includes 590,000 shares held by FS Partners II, LLC, an investment vehicle controlled by Mr. Frist.

Security Ownership of Science Applications

SAIC owns 100% of Science Applications’ common stock. There is no trading market for Science Applications common stock. We have made no unregistered sales of Science Applications securities within the past three years other than the sales of the guarantees on the Old Notes as described elsewhere in this prospectus.

DESCRIPTION OF THE NEW NOTES AND RELATED GUARANTEE

The Old Notes were issued, and the New Notes will be issued, under an indenture dated December 20, 2010 by and among SAIC, Science Applications, as the subsidiary guarantor, and The Bank of New York Mellon Trust Company, N.A., as may be supplemented from time to time. Each series of New Notes will constitute separate series under the indenture. The Bank of New York Mellon Trust Company, N.A. is the trustee for any and all securities issued under the indenture, as amended, including the New Notes, and is referred to herein as the “trustee.” The New Notes are the unsecured and unsubordinated obligations of SAIC and will be fully and unconditionally guaranteed by the subsidiary guarantor.

The summary herein of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, a form of which is available upon request from us. In this section and in the section entitled “The Exchange Offer,” references to the “Issuer,” “we,” “us” and “our” refer only to SAIC, Inc. and not any existing or future subsidiary and references to the “subsidiary guarantor” or “Science Applications” refer to Science Applications International Corporation.

General

We are offering to exchange up to $450,000,000 of our 4.450% Notes Due 2020 (the “New 2020 Notes”) for up to $450,000,000 of our existing 4.450% Notes due 2020 (the “Old 2020 Notes”) and up to $300,000,000 of our 5.950% Notes Due 2040 (the “New 2040 Notes”) for up to $300,000,000 of our existing 5.950% Notes Due 2040 (the “Old 2040 Notes”).

The New 2020 Notes and the New 2040 Notes are collectively referred to as the “New Notes.” The Old 2020 Notes and the Old 2040 Notes are collectively referred to as the “Old Notes.” The Old Notes and New Notes are referred to as the “Notes.”

Under the indenture, the Old Notes of each series and the New Notes issued in exchange for each such series, in each case together with any additional Notes of such series we may issue under the indenture as described below under “—Issuance of Additional Notes,” will be treated as a single series of such Notes for all purposes under the indenture.

The terms of each series of New Notes are identical in all material respects to the terms of such series of Old Notes, except that the New Notes will be issued in a transaction registered under the Securities Act and the transfer restrictions and registration rights relating to the Old Notes will not apply to the New Notes. The New Notes will be issued in book-entry form only, in denominations of $2,000 in principal amount and multiples of $1,000 in excess thereof.

Interest on the New Notes will accrue at the respective rates per annum shown on the cover of this prospectus from the last interest payment date on which interest was paid on the Old Notes surrendered in the exchange. If your Old Notes are tendered and accepted for exchange, you will receive interest on the New Notes and not the Old Notes. Any Old Notes not tendered or not accepted for exchange will remain outstanding and continue to accrue interest according to their terms. Interest on the New Notes will be payable semi-annually on June 1 and December 1, commencing on the next interest payment date after the issuance of the New Notes, to the persons in whose names the New Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be. Interest on the New Notes will be paid to but excluding the relevant interest payment date. Interest on the New Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The indenture does not limit the ability of SAIC or the subsidiary guarantor to incur additional indebtedness. The New Notes will be the unsecured and unsubordinated obligations of SAIC and will rank pari passu with its other unsecured and unsubordinated indebtedness. The New Notes will be structurally subordinated to all indebtedness and liabilities (including trade payables and preferred stock obligations) of SAIC’s non-guarantor subsidiaries and will be effectively subordinated to the secured indebtedness of SAIC, if any, and that of its subsidiaries, if any, to the extent of the assets securing such indebtedness. As of July 31, 2011, we had approximately $1.9 billion of total indebtedness on a consolidated basis, all of which is unsecured and unsubordinated, and substantially all of which are obligations of SAIC or the subsidiary guarantor. Also, as of July 31, 2011, we had approximately $3.7 billion of total liabilities on a consolidated basis. SAIC also maintains a revolving credit facility, guaranteed by Science Applications, the subsidiary guarantor, providing for $750 million in unsecured borrowing capacity in place with no amounts outstanding as of July 31, 2011.

Guarantee

Science Applications, the subsidiary guarantor, will fully and unconditionally guarantee, on an unsubordinated basis, SAIC’s obligations under the New Notes and all obligations under the indenture. The guarantee will rank equally with all senior indebtedness of the subsidiary guarantor and will be senior in right of payment to all existing and future subordinated obligations of the subsidiary guarantor. The guarantee will be subject to the prior rights of the holders of any secured indebtedness of the subsidiary guarantor to the extent of the assets securing such indebtedness.

As of July 31, 2011, the senior indebtedness of the subsidiary guarantor, excluding the guarantees of the Notes, consisted of $1.1 billion outstanding under existing notes.

The obligations of the subsidiary guarantor under the guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors.”

See “—Covenants” for a description of the restrictions on consolidation, merger or sale of assets of the subsidiary guarantor under the indenture.

Issuance of Additional Notes

SAIC may, without the consent of the holders, increase the principal amount of any series of New Notes by issuing additional Notes of such series (and related guarantee) in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional Notes. Under the indenture, each series of New Notes and any additional Notes of such series (and related guarantee) SAIC may issue will be treated as a single series for all purposes under the indenture, including for purposes of determining whether the required percentage of the holders of record has given approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all holders.

SAIC also may, without the consent of the holders, issue other series of debt securities under the indenture in the future on terms and conditions different from the series of New Notes offered hereby.

Optional Redemption

The New Notes will be redeemable, in whole or in part at any time, or from time to time, at SAIC’s option, each at a “make-whole premium” redemption price calculated by SAIC equal to the greater of:

(a)	100% of the principal amount of the New Notes of the series to be redeemed; and

(b)	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points with respect to the New 2020 Notes and 25 basis points with respect to the New 2040 Notes, plus, in each case, accrued interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on New Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the New Notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the New Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such New Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealers appointed by SAIC.

“Reference Treasury Dealer” means (i) Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), SAIC will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by SAIC.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the New Notes to be redeemed. Unless SAIC defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of the New Notes are to be redeemed, the New Notes to be redeemed shall be selected by lot by DTC, in the case of New Notes represented by a global note, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of New Notes that are not represented by a global note.

In addition, beginning 90 days prior to the maturity date of the New 2020 Notes, SAIC will have the right to redeem the New 2020 Notes, and beginning 180 days prior to the maturity date of the New 2040 Notes, SAIC will have the right to redeem the New 2040 Notes, in each case, at a price equal to 100% of the principal amount of such New Notes being redeemed, plus accrued interest thereon. Notwithstanding the foregoing, installments of interest on New Notes that are due and payable on interest payment dates falling on or prior to the redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the New Notes and the indenture. Notice of the redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the New Notes to be redeemed. Unless SAIC defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Repurchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the New Notes as described above, we will be required to make an offer to each holder of New Notes to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s New Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that after giving effect to the purchase, any New Notes that remain outstanding shall have a denomination of $2,000 and integral multiples of $1,000 above that amount.

Within 30 days following the date upon which the Change of Control Triggering Event has occurred or, at our option, prior to any Change of Control (as defined below), but after the public announcement of the transaction that constitutes or may constitute the Change of Control, except to the extent that we have exercised our right to redeem the New Notes as described under “—Optional Redemption,” we will mail a notice (a “Change of Control Offer”) to each holder with a copy to the trustee describing the transaction or transactions that constitute or may constitute a Change of Control Triggering Event and offering to purchase New Notes on the date specified in the notice, which date will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (other than as may be required by law) (such date, the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date specified in the notice.

On each Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all New Notes or portions of the New Notes properly tendered pursuant to the applicable Change of Control Offer;

•

deposit with the paying agent an amount equal to the change of control payment in respect of all New Notes or portions of New Notes properly tendered pursuant to the applicable Change of Control Offer; and

•

deliver or cause to be delivered to the trustee the New Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of New Notes or portions of New Notes being purchased.

The trustee will promptly mail, or cause the paying agent to promptly mail, to each holder of New Notes so tendered the payment for such New Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any.

Except as described above with respect to a Change of Control Triggering Event, the indenture and the New Notes do not contain provisions that permit the holders to require us to repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.

We will comply, to the extent applicable, with the requirements of Rule 14(e)-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws or regulations in connection with the purchase of New Notes pursuant to a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the terms described in the New Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue thereof.

Holders of New Notes electing to have New Notes purchased pursuant to a Change of Control Offer will be required to surrender their New Notes, with the form entitled “Repurchase Exercise Notice Upon a Change of Control” on the reverse of the New Note completed, to the paying agent at the address specified in the notice, or transfer their New Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all New Notes properly tendered and not withdrawn under its offer.

In addition, we will not purchase any New Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the indenture, other than a default in the payment of the change of control payment upon a Change of Control Triggering Event.

If holders of not less than 95% in aggregate principal amount of the outstanding New Notes validly tender and do not withdraw such New Notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, as described above, purchases all of the New Notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all New Notes that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date).

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Notes to require us to repurchase its New Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person may be uncertain.

For purposes of the Change of Control Offer provisions of the New Notes, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(b)	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares; or

(c)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect 100%-owned subsidiary of a holding company and (b) immediately following that transaction, (1) the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) no person or group is the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); and the equivalent investment grade rating from any replacement Rating Agency or Agencies appointed by us.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P; provided, that if either of Moody’s or S&P ceases to rate the New Notes or fails to make a rating of the New Notes publicly available, we will appoint a replacement for such Rating Agency that is a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act.

“Ratings Event” means the New Notes cease to be rated Investment Grade by each of the Rating Agencies on any day during the period (the “Trigger Period”) commencing on the date 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended for so long as the rating of the New Notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

No Sinking Fund

The New Notes will not be entitled to any sinking fund.

Book-Entry; Delivery and Form; Global Note

Each series of New Notes will be issued in the form of one or more fully registered Global Notes (“Global Notes”) without interest coupons. The Global Notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC). Beneficial interests in the Global Notes may not be exchanged for New Notes in certificated form (“certificated New Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated New Notes.”

Exchange of Global Notes for Certificated New Notes

We will issue certificated New Notes to each person that DTC identifies as the beneficial owner of the New Notes represented by a Global Note upon surrender by DTC of the Global Note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such Global Note or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as a depositary;

•	an Event of Default has occurred and is continuing, and DTC requests the issuance of certificated New Notes; or

•	we determine not to have the New Notes represented by a Global Note.

In all cases, certificated New Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

•

ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of beneficial interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder of the New Notes under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our or the trustee’s agents have or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the New Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for certificated notes, and to distribute such notes to the Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures and may discontinue such procedures at any time. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Events of Default

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, including the New Notes, here are some examples of what we mean:

(1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2) default in paying principal, or premium, or sinking fund installment, if any, on the debt securities when due;

(3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 90 days or more after we receive written notice from the trustee or the trustee receives notice from the holders of at least 25% in aggregate principal amount of all of the outstanding debt securities of all series affected (voting together as a single class);

(4) the guarantee of Science Applications is not (or is claimed by Science Applications not to be) in full force and effect; and

(5) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us, Science Applications International Corporation or any material subsidiary has occurred.

If an Event of Default (other than an Event of Default specified in clause (5) with respect to SAIC or Science Applications) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee may and, at the direction of the holders of at least 25% in aggregate principal amount of all of the outstanding debt securities of all series affected (voting together as a single class), will by written notice, require us to repay immediately the entire principal amount of all of the outstanding debt securities of all series affected, together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (5) with respect to us, Science Applications or any material subsidiary occurs and is continuing, then the entire principal amount of the outstanding debt securities will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (5) described above, the holders of a majority in aggregate principal amount of all of the outstanding debt securities of all series affected (voting together as a single class) may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities that have become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in aggregate principal amount of all of the outstanding debt securities of all series affected (voting together as a single class) also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all affected holders of the debt securities.

Holders of at least 25% in aggregate principal amount of all of the outstanding debt securities of all series affected (voting together as a single class) may seek to institute a proceeding only after they have made written request, and offered such indemnity as the trustee may reasonably require, to the trustee to institute a proceeding and the trustee has failed to institute a proceeding within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in aggregate principal amount of all of the outstanding debt securities of all series affected. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default of which a responsible officer of the trustee has actual knowledge or has received written notice from us or any holder of the debt securities, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee such security or indemnity as the trustee may reasonably require. Subject to certain provisions, the holders of a majority in aggregate principal amount of all of the outstanding debt securities of all series affected (voting together as a single class) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 45 days after it has knowledge that an Event of Default has occurred, give notice of the default to the holders of all of the debt securities of all series affected, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Covenants

Principal and Interest

We covenant to pay the principal of and interest on the New Notes when due and in the manner provided in the indenture.

Consolidation, Merger or Sale of Assets

Neither SAIC nor Science Applications will consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any person or persons in a single transaction or through a series of transactions, unless:

•

SAIC (or Science Applications, as applicable) will be the continuing person or, if SAIC (or Science Applications, as applicable) is not the continuing person the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States, any state thereof, or the District of Columbia;

•

the surviving entity will expressly assume all obligations of SAIC (or Science Applications, as the case may be) under the debt securities and the indenture, and will, if required by law to effectuate the assumption, execute a supplemental indenture, in a form satisfactory to the trustee, which will be delivered to the trustee;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default or Event of Default has occurred and is continuing; and

•

SAIC, Science Applications or the surviving entity, as applicable, will have delivered to the trustee an officer’s certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

The restrictions in the third bullet above shall not be applicable to:

•

the merger or consolidation of SAIC or Science Applications with an affiliate, if our board of directors determines in good faith that the purpose of such transaction is principally to change the state of incorporation or convert one form of organization to another form; or

•

the merger of SAIC or Science Applications with or into a single direct or indirect 100%-owned subsidiary pursuant to Section 251(g) (or any successor provision) of the General Corporation Law of the State of Delaware (or similar provision of our or its state of incorporation).

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all assets of SAIC (or Science Applications, as applicable) occurs in accordance with the indenture, the successor person will succeed to, and be substituted for, and may exercise every right and power of SAIC (or Science Applications) under the indenture with the same effect as if such successor person had been named in SAIC’s (or Science Applications’) place in the indenture. SAIC will, or Science Applications will, as applicable, (except in the case of a lease) be discharged from all obligations and covenants under the indenture and any debt securities (or guarantee, as applicable) issued thereunder.

Negative Covenants

In addition to the covenants set forth above, the following additional covenants shall apply to the New Notes and related guarantee, and to other debt securities and guarantee issued under the indenture (unless otherwise provided pursuant to a board resolution and set forth in an officer’s certificate or a supplemental indenture). These covenants do not limit SAIC’s ability or the ability of the subsidiary guarantor to incur indebtedness and apply only to SAIC and Science Applications.

Limitation on Liens

With respect to each series of debt securities, including the New Notes, neither SAIC nor Science Applications will create or incur any Lien on any of such person’s Properties, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any of such person’s Indebtedness, without effectively providing that such series of debt securities shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

(1) Liens existing as of the closing date of the offering of the series of debt securities;

(2) Liens granted after the closing date of the offering of the series of debt securities, created in favor of the holders of such series of debt securities;

(3) Liens securing SAIC’s or Science Applications’ Indebtedness which are incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the indenture so long as such Liens are limited to all or part of substantially the same Property which secured the Liens extended, renewed or replaced and the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection with any extension, renewal or refinancing); and

(4) Permitted Liens.

Notwithstanding the foregoing, SAIC and Science Applications may, without securing any series of debt securities, create or incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto, such person’s Aggregate Debt does not exceed 15% of its Consolidated Net Worth calculated as of the date of the creation or incurrence of the Lien.

Limitation on Sale and Lease-Back Transactions

With respect to each series of debt securities, including the New Notes, neither SAIC nor Science Applications will enter into any sale and lease-back transaction for the sale and leasing back of any Property, whether now owned or hereafter acquired, unless:

(1) such transaction was entered into prior to the closing date of the offering of the series of debt securities;

(2) such transaction was for the sale and leasing back to SAIC or Science Applications of any Property by one of our Subsidiaries;

(3) such transaction was for the sale and leasing back to SAIC or Science Applications of any Property by any domestic or foreign government agency in connection with pollution control, industrial revenue, private activity bonds or similar financing;

(4) such transaction involves a lease for less than three years;

(5) SAIC or Science Applications, as applicable, would be entitled to incur Indebtedness secured by a mortgage on the Property to be leased in an amount equal to the Attributable Liens with respect to such sale and lease-back transaction without equally and ratably securing such series of debt securities pursuant to the first paragraph of “—Limitation on Liens” above; or

(6) SAIC or Science Applications, as applicable, apply an amount equal to the fair value of the Property sold to the purchase of Property or to the retirement of the New Notes or SAIC’s or Science Applications’ other long-term Indebtedness within 365 days of the effective date of any such sale and lease-back transaction. In lieu of applying such amount to such retirement, SAIC or Science Applications may deliver debt securities to the trustee therefor for cancellation, such debt securities to be credited at the cost thereof to SAIC or Science Applications.

Notwithstanding the foregoing, SAIC and Science Applications may enter into any sale lease-back transaction which would otherwise be subject to the foregoing restrictions, if after giving effect thereto and at the time of determination, such person’s Aggregate Debt does not exceed 15% of its Consolidated Net Worth calculated as of the closing date of the sale and lease-back transaction.

Existence

Except as permitted under “—Consolidation, Merger and Sale of Assets,” the indenture requires SAIC and Science Applications to do or cause to be done all things necessary to preserve and keep in full force and effect our respective existence, rights and franchises; provided, however, that neither SAIC nor the subsidiary guarantor shall be required to preserve any right or franchise if we determine that their preservation is no longer desirable in the conduct of business.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Aggregate Debt” means the sum of the following, calculated as of the date of determination in accordance with GAAP:

(1) the aggregate amount of such Person’s Indebtedness incurred after the closing date of the offering of the debt securities, and secured by Liens not permitted by the first sentence under “—Limitation on Liens;” and

(2) the aggregate amount of such Person’s Attributable Liens in respect of sale and lease-back transactions entered into after the closing date of the offering of the debt securities pursuant to the second paragraph of “— Limitation on Sale and Lease-Back Transactions.”

“Attributable Liens” means, in connection with a sale and lease-back transaction, the lesser of:

(1) the fair market value of the assets subject to such transaction (as determined in good faith by our board of directors); and

(2) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities issued under the indenture (which may include debt securities in addition to the New Notes offered hereby) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a Person incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Worth” means, as of any date of determination and with respect to any Person, the Stockholders’ Equity of such Person and its Consolidated Subsidiaries on that date.

“Consolidated Subsidiary” means, as of any date of determination and with respect to any Person, any Subsidiary of that Person whose financial data is, in accordance with GAAP, reflected in that Person’s consolidated financial statements.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board (United States) and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the date of determination.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk;

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices; and

(4) other agreements or arrangements designed to protect such person against fluctuations in equity prices.

“Indebtedness” of any specified Person means, without duplication, (a) all indebtedness in respect of borrowed money, (b) all obligations of such Person evidenced by bonds, notes, debentures or similar instruments, (c) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement agreements with respect thereto), (d) the Indebtedness of any other Persons to the extent guaranteed by such Person and (e) all obligations of such Person to pay the deferred and unpaid purchase price of any Property (including pursuant to Capital Leases), but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business; but only, for each of clause (a) through (e), if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such Person prepared in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet). Notwithstanding the foregoing, in no event shall the term “Indebtedness” be deemed to include letters of credit that secure performance, bonds that secure performance, surety bonds or similar instruments that are issued in the ordinary course of business.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Permitted Liens” means:

(1) Liens on any assets of SAIC or Science Applications, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

(2) (a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of Property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on Property at the time of acquisition thereof or at the time of acquisition by SAIC or Science Applications of any Person then owning such Property whether or not such existing Liens were given to secure the payment of the purchase price of the Property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the Property acquired or purchased and any improvements then or thereafter placed thereon;

(3) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other Property relating to such letters of credit and the products and proceeds thereof;

(4) Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Hedging Obligations and forward contracts, options, futures contracts, futures options, equity hedges or similar agreements or arrangements designed to protect from fluctuations in interest rates, currencies, equities or the price of commodities;

(5) Liens in favor of SAIC or Science Applications;

(6) Liens consisting of pledges or deposits of Property to secure performance in connection with operating leases made in the ordinary course of business to which SAIC or Science Applications are a party as lessee, provided the aggregate value of all such pledges and deposits in connection with any such lease does not at any time exceed 16 2/3% of the annual fixed rentals payable under such lease;

(7) Liens securing the performance of statutory obligations or bids, surety, appeal or customs bonds, standby letters of credit, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of SAIC’s or Science Applications’ business;

(8) Liens securing Indebtedness owing by SAIC or Science Applications to a Subsidiary (provided that, upon either (a) the transfer or other disposition of any Indebtedness secured by such Lien to a Person other than another Subsidiary or (b) the issuance, sale, lease, transfer or other disposition of more than a majority of the capital stock of or any other ownership interest in such Subsidiary to which such secured Indebtedness is owed to a Person other than SAIC, Science Applications or another Subsidiary, such Lien will no longer qualify as a “Permitted Lien” pursuant to this clause (8))

(9) Liens arising in the ordinary course of business in favor of a customer;

(10) Liens associated with a sale or discount of SAIC’s accounts receivable or those of Science Applications provided that such Lien (a) does not involve the creation of a Lien or negative pledge on any accounts receivable not so sold or discounted and (b) does not involve in the aggregate the sale or discount of accounts receivable having a book value exceeding $100,000,000;

(11) Liens arising in connection with synthetic leases which do not exceed $250,000,000 in the aggregate at any one time; and

(12) Liens securing industrial revenue bonds, pollution control bonds or other similar tax exempt bonds.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, or any other entity, including any government or any agency or political subdivision thereof.

“Property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

“Stockholders’ Equity” means, as of any date of determination, stockholders’ equity as reflected on the most recent consolidated balance sheet available to us prepared in accordance with GAAP.

“Subsidiary” of any specified Person means any corporation, limited liability company, limited partnership, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that Person or a combination thereof.

Notices

Notices to holders of the New Notes will be made by first-class mail, postage prepaid, to the addresses that appear on the security register of the New Notes.

Modification and Waiver

SAIC, the subsidiary guarantor and the trustee may amend or modify the indenture or the debt securities, including the New Notes, without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	provide for or add additional guarantors with respect to the debt securities of any series;

•	secure the debt securities of any series;

•	establish the form or forms of debt securities of any series;

•	provide for uncertificated debt securities of any series in addition to or in place of certificated debt securities of the applicable series;

•	evidence and provide for the acceptance of appointment by a successor trustee;

•	provide for the assumption by our successor, if any, to our obligations to holders of any outstanding debt securities of any series in compliance with the provisions of the indenture;

•	maintain the qualification of the indenture under the Trust Indenture Act;

•	conform any provision in the indenture to this “Description of the New Notes and Related Guarantee”; or

•	make any change that does not adversely affect the rights of any holder in any material respect.

Other amendments and modifications of the indenture or the debt securities, including the New Notes, may be made with the consent of the holders of not less than a majority of the aggregate principal amount of all of the outstanding debt securities affected by the amendment or modification (voting together as a single class), and our compliance with any provision of the indenture with respect to any series of debt securities may be waived by written notice to the trustee by the holders of a majority of the aggregate principal amount of all of the outstanding debt securities affected by the waiver (voting together as a single class). However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities, alter or waive the redemption provisions of the debt securities;

•	impair the right of any holder of the debt securities to receive payment of principal or interest on the debt securities on and after the due dates for such principal or interest;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities or any guarantor;

•	reduce the interest rate or extend the time for payment of interest on the debt securities; or

•	adversely affect the ranking of the debt securities of any series.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture, together with the obligations of the subsidiary guarantor, when:

•	either:

•	all the debt securities of any series issued that have been authenticated and delivered have been accepted by the trustee for cancellation; or

•

all the debt securities of any series issued that have not been accepted by the trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year (a “discharge”), and we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium;

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture, together with the obligations of the subsidiary guarantor, discharged with respect to the outstanding debt securities of any series, including the New Notes (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•

our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for debt securities payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations and the obligations of the subsidiary guarantor released with respect to certain covenants in the indenture (“covenant defeasance”). Any failure to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series, including the New Notes. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series, including the New Notes:

•

we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. Government Obligations; or

•	a combination of money and U.S. Government Obligations,

in each case sufficient without reinvestment, in the written opinion of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, the redemption date;

•

in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, as a result of an Internal Revenue Service (the “IRS”) ruling or a change in applicable U.S. federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same U.S. federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•

in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•

no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings), it being understood that this condition is not deemed satisfied until after the 91st day;

•

the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•

the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under the indenture (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which we or any subsidiary guarantor is a party;

•

the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such act or exempt from registration; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Unclaimed Funds

All funds deposited with the trustee or any paying agent for the payment of principal, interest, premium or additional amounts in respect of the New Notes that remain unclaimed for two years after the maturity date of such New Notes will be repaid to us upon our request. Thereafter, any right of any note holder to such funds shall be enforceable only against us, and the trustee and paying agents will have no liability therefor.

Governing Law

The indenture, including the guarantee and the New Notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

Concerning Our Relationship with the Trustee

We maintain ordinary banking relationships and credit facilities with The Bank of New York Mellon Trust Company, N.A. and its affiliates. In addition, BNY Mellon Shareowner Services, an affiliate of the trustee, is our stock transfer agent and stock plan administrator.

THE EXCHANGE OFFER

In a registration rights agreement among SAIC, Science Applications as the subsidiary guarantor and the initial purchasers of the Old Notes, we agreed to use our reasonable best efforts:

(1)	to file a registration statement with the SEC with respect to notes (and related guarantee) identical in all material respects to the Old Notes (and related guarantee) (except that the notes will not contain terms with respect to transfer restrictions and will not provide for any increase in the interest rate thereon under the circumstances described below) no later than 270 days after December 20, 2010 (the issue date of the Old Notes),

(2)	to, promptly after the registration statement has been declared effective, offer to holders of the Old Notes the opportunity to exchange all their Old Notes (and related guarantee) for New Notes (and related guarantee), and

(3)	to keep the exchange offer open for not less than 20 business days after notice of the exchange offer is mailed, but in any event, to cause the exchange offer to be consummated no later than 365 days after December 20, 2010 (the issue date of the Old Notes).

If we determine that because of any change in law or applicable interpretations thereof by the SEC, we are not permitted to effect the exchange offer, or under certain other circumstances, we will file with the SEC and use our reasonable best efforts to cause to become effective after such determination a shelf registration statement with respect to resales of the Old Notes and New Notes and to keep the registration statement effective for a period of six months from the first day it becomes effective, or, if earlier, the date when (i) all Old Notes and New Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or (ii) all Old Notes cease to be transfer-restricted securities. SAIC and the subsidiary guarantor will, in the event a shelf registration statement is filed, provide to each holder copies of a prospectus, notify each holder when the shelf registration statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of such Old Notes.

A holder selling Old Notes or New Notes under the shelf registration statement will be required to be named as a selling security holder in the related prospectus, to provide information related thereto and to deliver such prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations).

The registration rights agreement provides that, in the event we (i) do not file a registration statement with the SEC within 270 days after December 20, 2010 (the issue date of the Old Notes), or (ii) if required, the shelf registration statement is not declared effective within 365 days after December 20, 2010 (the issue date of the Old Notes) (or such later required date), or (iii) the exchange offer is not consummated on or prior to 365 days after December 20, 2010 (the issue date of the Old Notes) or (iv) a required shelf registration statement is declared effective but shall thereafter cease to be effective (at any time we are obligated to maintain the effectiveness thereof) without being succeeded within 30 days by an additional shelf registration statement filed and declared effective (each such event referred to in clauses (i) through (iv) above, an “Additional Interest Trigger”), the interest rate borne by the Old Notes will be increased by 0.25% per annum until the underlying default that caused the Additional Interest Trigger is cured. Once we complete this exchange offer, holders of Old Notes will not be entitled to any increase in the annual interest rate or have any other rights under the applicable registration rights agreement.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•

When you tender to us Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•

For each $1,000 principal amount of any series of Old Notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of New Notes of such series; provided that New Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•

We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the Old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of Old Notes at their addresses listed in the trustee’s security register with respect to the Old Notes.

•

The exchange offer expires at 5:00 p.m., New York City time, on November 4, 2011; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means November 4, 2011 or, if extended by us, the latest time and date to which the exchange offer is extended.

•

As of the date of this prospectus, $750,000,000 in aggregate principal amount of Old Notes was outstanding. Holders may tender some or all of their Old Notes pursuant to the exchange offer, except that if any Old Notes of a series are tendered for exchange in part, the untendered amount of such Old Notes must be in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum principal amount of Old Notes of any series being tendered.

•	Our obligation to accept Old Notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly following the expiration or termination of the exchange offer.

•

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

•

We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the Old Notes promptly. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•

Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the applicable registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resale of the New Notes.”

Important rules concerning the exchange offer

You should note that:

•

All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by SAIC in its sole discretion, which determination shall be final and binding.

•

We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•

We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the expiration date shall be final and binding on all parties.

•

None of SAIC, the subsidiary guarantor, the exchange agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an Old Note, wish to tender your Old Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to or an agent’s message in lieu of a letter of transmittal and all other documents required by the letter of transmittal to The Bank of New York Trust Company, N.A. at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1)	certificates for Old Notes must be received by the exchange agent along with the letter of transmittal, or

(2)	a timely confirmation of a book-entry transfer of Old Notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

(3)	you must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of Old Notes, letters of transmittal and other required documents and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or Old Notes should be sent to SAIC.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered

(1)	by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2)	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes tendered therewith, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes and with the signature guaranteed by an eligible institution.

If the letter of transmittal or any certificates for Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes promptly after the expiration of the exchange offer. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue New Notes in exchange for Old Notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for Old Notes, or

•	a timely book-entry confirmation of transfer of Old Notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•

a properly completed and duly executed letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal and any other documents required by the letter of transmittal.

If we do not accept any tendered Old Notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing Old Notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged Old Notes without expense to the tendering holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged Old Notes will be credited to an account maintained with DTC promptly following the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation.

Although delivery of Old Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantee, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

DTC’s ATOP is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, DTC participants must send electronic instructions to DTC through its communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding Old Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If you are a registered holder of Old Notes and you want to tender your Old Notes but your Old Notes are not immediately available, or time will not permit your Old Notes, letter of transmittal or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1)	the tender is made through an eligible institution,

(2)	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of Old Notes,

•	the amount of Old Notes tendered,

•

the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3)	the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You can withdraw your tender of Old Notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “—Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the Old Notes to be withdrawn,

•	the Old Notes to be withdrawn,

•	the principal amount of the Old Notes to be withdrawn,

•	if certificates for Old Notes have been delivered to the exchange agent, the name in which the Old Notes are registered, if different from that of the withdrawing holder,

•

if certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution, and

•

if Old Notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if at any time before the acceptance of Old Notes for exchange or the exchange of the New Notes for Old Notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any Old Notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Consequences of Failure to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, your Old Notes will remain subject to the restrictions on transfer of such Old Notes:

•	as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from the registration requirements of the Securities Act; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of such Old Notes.

In general, you may not offer or sell your Old Notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and other required documents should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent

c/o Bank of New York Mellon Corporation

Corporate Trust Operations – Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attn: David Mauer

Facsimile Transmissions:

(212) 298-1915

To Confirm by Telephone

or for Information:

(212) 815-3687

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be approximately $400,000.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of Old Notes who is an “affiliate” of SAIC or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

(1)	will not be able to rely on the interpretation of the staff of the SEC,

(2)	will not be able to tender its Old Notes in the exchange offer, and

(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of Old Notes will represent that:

(1)	it is not our “affiliate,”

(2)	any New Notes to be received by it were acquired in the ordinary course of its business, and

(3)	it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the New Notes.

In addition, in connection with any resales of New Notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Old Notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreements, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of New Notes during the period required under the Securities Act.

MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of the Old Notes for New Notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an Old Note for a New Note in the exchange offer, the holder will have the same adjusted basis and holding period in the New Note as in the Old Note immediately before the exchange.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange offer by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA, any person who exercises any discretionary authority or control over the administration of an ERISA Plan, who manages or controls the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering exchanging Old Notes for New Notes with a portion of the assets of any Plan, a fiduciary should determine whether the transaction is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code and any other applicable Similar Laws, including, without limitation, prudence, diversification and delegation of control provisions.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition or holding of notes (or exchange notes) by an ERISA Plan with respect to which we or an initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition or holding of the Note. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more and receives no less than adequate consideration in connection with the transaction. There can be no assurance that any such statutory or class exemptive relief will be available with respect to the exchange of Old Notes for New Notes.

Because of the foregoing, the Old Notes should not be exchanged for New Notes by any person investing “plan assets” of any Plan, unless such transaction will not constitute a non-exempt prohibited transaction under ERISA and Section 4975 of the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by exchanging an Old Note for a New Note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the Notes or any interest therein constitutes the assets of any Plan or (ii) neither the exchange of Old Notes for New Notes nor the holding or disposition of the New Notes by such purchaser or transferee will result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering exchanging Old Notes for New Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the transaction. Persons exchanging Old Notes for New Notes have exclusive responsibility for ensuring that the exchange does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The participation of any Plan in the exchange of the Old Notes for the New Notes is in no respect a representation by us or any of our affiliates or representatives that such a transaction is appropriate for, or meets all relevant legal requirements with respect to investments by, any such Plan generally or any particular Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of New Notes received by it in exchange for Old Notes. In addition, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers.

New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the New Notes, or

•	a combination of those methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made:

•	directly to purchasers, or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any New Notes.

Any broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those New Notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those New Notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For the period described above, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Notes, other than commissions or concessions of any broker-dealers and will indemnify the holders of the Notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

VALIDITY OF NEW NOTES AND RELATED GUARANTEE

Davis Polk & Wardwell LLP, Menlo Park, California will opine for us on whether the New Notes and the guarantee of the New Notes are valid and binding obligations of SAIC and Science Applications, the subsidiary guarantor.

EXPERTS

The consolidated financial statements of SAIC and Science Applications as of January 31, 2011 and 2010, and for each of the three years in the period ended January 31, 2011 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which reports express an unqualified opinion on the consolidated financial statements and for which the SAIC report includes an explanatory paragraph referring to a change in method of recognizing pension expense). Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, (Registration No. 333-176896). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. For further information regarding SAIC, Science Applications and the exchange offer, please refer to the registration statement, including its exhibits.

SAIC files annual, quarterly and current reports, proxy statements and other information with the SEC. Science Applications is not currently subject to the informational requirements of the Exchange Act. As a result of the exchange offer, Science Applications will become subject to the informational requirements of the Exchange Act, and accordingly, will file reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov, from which interested persons can electronically access such information.

SAIC is incorporating into this prospectus by reference the information SAIC files with the SEC, which means that SAIC is disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that SAIC files later with the SEC will automatically update and supersede the information in this prospectus. SAIC incorporates by reference the documents listed below and all filings SAIC makes with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial registration statement and prior to the termination of the offering under this prospectus, provided, however, that nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC:

(a)	Annual Report on Form 10-K for the year ended January 31, 2011;

(b)	Quarterly Report on Form 10-Q for the quarters ended April 30, 2011 and July 31, 2011;

(c)	Current Reports on Form 8-K filed on March 15, 2011, March 31, 2011, June 22, 2011 and October 3, 2011; and

(d)	Portions of the Definitive Proxy Statement on Schedule 14A for the 2011 annual meeting of stockholders incorporated by reference in the Annual Report on Form 10-K for the year ended January 31, 2011.

You may request from SAIC a copy of these filings at no cost, by contacting SAIC’s Investor Relations department by calling (800) 676-2283, by writing to Investor Relations, SAIC, Inc., 1710 SAIC Drive, McLean, Virginia 22102 or by submitting a request through the Investor Relations section of our website at www.saic.com.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

SAIC, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for each of the three years in the period ended January 31, 2011 (adjusted)	F-3
Consolidated Balance Sheets as of January 31, 2011 and 2010 (adjusted)	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for each of the three years in the period ended January 31, 2011 (adjusted)	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended January 31, 2011 (adjusted)	F-6
Science Applications International Corporation
Report of Independent Registered Public Accounting Firm	F-7
Consolidated Statements of Income for each of the three years in the period ended January 31, 2011	F-8
Consolidated Balance Sheets as of January 31, 2011 and 2010	F-9
Consolidated Statements of Stockholder’s Equity and Comprehensive Income for each of the three years in the period ended January 31, 2011	F-10
Consolidated Statements of Cash Flows for each of the three years in the period ended January 31, 2011	F-11
SAIC, Inc. and Science Applications International Corporation
Combined notes to consolidated financial statements for each of the three years in the period ended January 31, 2011 (adjusted)	F-12
Financial statement schedules are omitted because they are not applicable or the required information is presented in the consolidated financial statements or the combined notes thereto.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SAIC, Inc.
Condensed Consolidated Statements of Income for the six months ended July 31, 2011 and 2010 (adjusted)	F-55
Condensed Consolidated Balance Sheets as of July 31, 2011 and January 31, 2011 (adjusted)	F-56
Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the six months ended July 31, 2011 (adjusted)	F-57
Condensed Consolidated Statements of Cash Flows for the six months ended July 31, 2011 and 2010 (adjusted)	F-58
Science Applications International Corporation
Condensed Consolidated Statements of Income for the six months ended July 31, 2011 and 2010	F-59
Condensed Consolidated Balance Sheets as of July 31, 2011 and January 31, 2011	F-60
Condensed Consolidated Statements of Stockholder’s Equity and Comprehensive Income for the six months ended July 31, 2011	F-61
Condensed Consolidated Statements of Cash Flows for the six months ended July 31, 2011 and 2010	F-62
SAIC, Inc. and Science Applications International Corporation
Combined notes to condensed consolidated financial statements for the six months ended July 31, 2011 and 2010 (adjusted)	F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SAIC, Inc.

McLean, Virginia

We have audited the accompanying consolidated balance sheets of SAIC, Inc. and subsidiaries (the “Company”) as of January 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended January 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SAIC, Inc. and subsidiaries as of January 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 1, 2011, the Company has elected to change its method of recognizing pension expense.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2011 (not presented herein) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

March 25, 2011

(September 18, 2011 as to the effects of the change in pension accounting, the effects of the change in segments, the effects of discontinued operations, legal proceedings, and other commitments and contingencies discussed in Notes 1, 17, 18, 19, and 20, respectively)

SAIC, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions, except per share amounts)
Revenues	$10,921	$10,580	$9,768
Costs and expenses:
Cost of revenues	9,476	9,151	8,464
Selling, general and administrative expenses	498	593	557

Operating income	947	836	747
Non-operating income (expense):
Interest income	2	2	20
Interest expense	(79)	(76)	(78)
Other income (expense), net	2	6	(15)

Income from continuing operations before income taxes	872	768	674
Provision for income taxes	(314)	(289)	(246)

Income from continuing operations	558	479	428
Discontinued operations (Note 18):
Income from discontinued operations before income taxes	89	24	1
Benefit (provision) for income taxes	(28)	(7)	17

Income from discontinued operations	61	17	18

Net income	$619	$496	$446

Earnings per share (Note 2):
Basic:
Income from continuing operations	$1.48	$1.20	$1.05
Income from discontinued operations	.17	.05	.05

	$1.65	$1.25	$1.10

Diluted:
Income from continuing operations	$1.48	$1.19	$1.03
Income from discontinued operations	.16	.04	.05

	$1.64	$1.23	$1.08

See accompanying combined notes to consolidated financial statements.

SAIC, INC.

CONSOLIDATED BALANCE SHEETS

	January 31
	2011	2010
	as adjusted (in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1,367	$861
Receivables, net	2,069	2,013
Inventory, prepaid expenses and other current assets	382	282
Assets of discontinued operations	49	56

Total current assets	3,867	3,212
Property, plant and equipment, net	359	387
Intangible assets, net	211	105
Goodwill	1,664	1,420
Deferred income taxes	51	103
Other assets	71	68

	$6,223	$5,295

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,205	$1,172
Accrued payroll and employee benefits	511	491
Notes payable and long-term debt, current portion	3	3
Liabilities of discontinued operations	29	40

Total current liabilities	1,748	1,706
Notes payable and long-term debt, net of current portion	1,849	1,103
Other long-term liabilities	135	195
Commitments and contingencies (Notes 15, 19 and 20)
Stockholders’ equity:
Preferred stock, $.0001 par value, 10 million shares authorized at January 31, 2011 and 2010, no shares issued and outstanding at January 31, 2011 and 2010	—	—
Common stock, $.0001 par value, 2 billion shares authorized, 362 million and 388 million shares issued and outstanding at January 31, 2011 and 2010, respectively	—	—
Additional paid-in capital	2,090	2,096
Retained earnings	408	212
Accumulated other comprehensive loss	(7)	(17)

Total stockholders’ equity	2,491	2,291

	$6,223	$5,295

See accompanying combined notes to consolidated financial statements.

SAIC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Comprehensive Income
	Common stock	Preferred stock
	as adjusted (in millions)
Balance at January 31, 2008	179	234	$1,804	$67	$(3)	$1,868
Net income	—	—	—	446	—	446	$446
Other comprehensive loss, net of tax	—	—	—	—	(21)	(21)	(21)
Issuances of stock	—	24	235	—	—	235	—
Repurchases of stock	(20)	(11)	(239)	(356)	—	(595)	—
Conversion of preferred stock to common stock	51	(51)	—	—	—	—	—
Adjustments for income tax benefits from stock-based compensation	—	—	56	—	—	56	—
Stock-based compensation	—	—	94	—	—	94	—

Balance at January 31, 2009	210	196	1,950	157	(24)	2,083	$425

Net income	—	—	—	496	—	496	$496
Other comprehensive income, net of tax	—	—	—	—	7	7	7
Issuances of stock	3	13	177	—	—	177	—
Repurchases of stock	(28)	(6)	(173)	(441)	—	(614)	—
Conversion of preferred stock to common stock	203	(203)	—	—	—	—	—
Adjustments for income tax benefits from stock-based compensation	—	—	36	—	—	36	—
Stock-based compensation	—	—	106	—	—	106	—

Balance at January 31, 2010	388	—	2,096	212	(17)	2,291	$503

Net income	—	—	—	619	—	619	$619
Other comprehensive income, net of tax	—	—	—	—	10	10	10
Issuances of stock	9	—	83	—	—	83	—
Repurchases of stock	(35)	—	(202)	(423)	—	(625)	—
Adjustments for income tax benefits from stock-based compensation	—	—	11	—	—	11	—
Stock-based compensation	—	—	102	—	—	102	—

Balance at January 31, 2011	362	—	$2,090	$408	$(7)	$2,491	$629

See accompanying combined notes to consolidated financial statements.

SAIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Cash flows from continuing operations:
Net income	$619	$496	$446
Income from discontinued operations	(61)	(17)	(18)
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	110	90	88
Stock-based compensation	100	103	91
Excess tax benefits from stock-based compensation	(11)	(36)	(56)
Impairment losses	4	7	29
Other items	(4)	(7)	(3)
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:
Receivables	(13)	(110)	3
Inventory, prepaid expenses and other current assets	(29)	54	(81)
Deferred income taxes	9	(19)	3
Other assets	(2)	2	(3)
Accounts payable and accrued liabilities	(17)	(24)	61
Accrued payroll and employee benefits	23	16	(70)
Income taxes payable	6	21	43
Other long-term liabilities	(9)	12	25

Total cash flows provided by operating activities of continuing operations	725	588	558
Cash flows from investing activities:
Expenditures for property, plant and equipment	(73)	(58)	(58)
Acquisitions of businesses, net of cash acquired of $10, $8 and $5 in fiscal 2011, 2010 and 2009, respectively	(382)	(256)	(201)
Net payments for purchase price adjustments related to prior year acquisitions	—	(2)	(3)
Other	10	10	14

Total cash flows used in investing activities of continuing operations	(445)	(306)	(248)
Cash flows from financing activities:
Issuance of long-term debt, net of offering costs	742	—	—
Payments on notes payable and long-term debt	(3)	(18)	(113)
Sales of stock and exercises of stock options	38	58	76
Repurchases of stock	(601)	(474)	(445)
Excess tax benefits from stock-based compensation	11	36	56
Other	—	—	(1)

Total cash flows provided by (used in) financing activities of continuing operations	187	(398)	(427)

Increase (decrease) in cash and cash equivalents from continuing operations	467	(116)	(117)

Cash flows from discontinued operations:
Cash provided by (used in) operating activities of discontinued operations	(11)	35	(16)
Cash provided by (used in) investing activities of discontinued operations	51	1	(11)

Increase (decrease) in cash and cash equivalents from discontinued operations	40	36	(27)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1)	5	(16)

Total increase (decrease) in cash and cash equivalents	506	(75)	(160)

Cash and cash equivalents at beginning of year	861	936	1,096

Cash and cash equivalents at end of year	$1,367	$861	$936

See accompanying combined notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Science Applications International Corporation

San Diego, California

We have audited the accompanying consolidated balance sheets of Science Applications International Corporation and subsidiaries (the “Company”) as of January 31, 2011 and 2010, and the related consolidated statements of income, stockholder’s equity and comprehensive income, and cash flows for each of the three years in the period ended January 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Science Applications International Corporation and subsidiaries as of January 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

September 18, 2011

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended January 31
	2011	2010	2009
	(in millions)
Revenues	$10,921	$10,580	$9,768
Costs and expenses:
Cost of revenues	9,476	9,151	8,464
Selling, general and administrative expenses	498	593	557

Operating income	947	836	747
Non-operating income (expense):
Interest income	2	2	20
Interest expense	(94)	(98)	(120)
Other income (expense), net	2	6	(15)

Income from continuing operations before income taxes	857	746	632
Provision for income taxes	(307)	(281)	(231)

Income from continuing operations	550	465	401
Discontinued operations (Note 18):
Income from discontinued operations before income taxes	89	24	1
Benefit (provision) for income taxes	(28)	(7)	17

Income from discontinued operations	61	17	18

Net income	$611	$482	$419

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 31
	2011	2010
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1,367	$861
Receivables, net	2,069	2,013
Inventory, prepaid expenses and other current assets	382	282
Assets of discontinued operations	49	56

Total current assets	3,867	3,212
Property, plant and equipment, net	359	387
Intangible assets, net	211	105
Goodwill	1,664	1,420
Deferred income taxes	51	103
Other assets	71	68

	$6,223	$5,295

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,198	$1,148
Accrued payroll and employee benefits	511	491
Notes payable and long-term debt, current portion	3	3
Liabilities of discontinued operations	29	40

Total current liabilities	1,741	1,682
Notes payable and long-term debt, net of current portion	1,849	1,103
Note payable to SAIC, Inc.	489	927
Other long-term liabilities	135	195
Commitments and contingencies (Notes 15, 19 and 20)
Stockholders’ equity:
Common stock, $.01 par value, 10,000 shares authorized, 5,000 shares issued and outstanding at January 31, 2011 and 2010	—	—
Additional paid-in capital	233	233
Retained earnings	1,783	1,172
Accumulated other comprehensive loss	(7)	(17)

Total stockholders’ equity	2,009	1,388

	$6,223	$5,295

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

AND COMPREHENSIVE INCOME

	Shares of common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Comprehensive Income
	(in millions, except for share amounts)
Balance at January 31, 2008	5,000	$233	$459	$(3)	$689
Net income	—	—	419	—	419	$419
Other comprehensive loss, net of tax	—	—	—	(21)	(21)	(21)
In-kind dividend	—	—	(188)	—	(188)	—

Balance at January 31, 2009	5,000	233	690	(24)	899	$398

Net income	—	—	482	—	482	$482
Other comprehensive income, net of tax	—	—	—	7	7	7

Balance at January 31, 2010	5,000	233	1,172	(17)	1,388	$489

Net income	—	—	611	—	611	$611
Other comprehensive income, net of tax	—	—	—	10	10	10

Balance at January 31, 2011	5,000	$233	$1,783	$(7)	$2,009	$621

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31
	2011	2010	2009
	(in millions)
Cash flows from continuing operations:
Net income	$611	$482	$419
Income from discontinued operations	(61)	(17)	(18)
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	110	90	88
Stock-based compensation	100	103	91
Impairment losses	4	7	29
Other items	(4)	(7)	(3)
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:
Receivables	(13)	(110)	3
Inventory, prepaid expenses and other current assets	(29)	54	(81)
Deferred income taxes	9	(19)	3
Other assets	(2)	2	(3)
Accounts payable and accrued liabilities	(17)	(24)	60
Accrued payroll and employee benefits	23	16	(70)
Income taxes payable	6	21	43
Other long-term liabilities	(9)	12	25

Total cash flows provided by operating activities of continuing operations	728	610	586
Cash flows from investing activities:
Expenditures for property, plant and equipment	(73)	(58)	(58)
Acquisitions of businesses, net of cash acquired of $10, $8 and $5 in fiscal 2011, 2010 and 2009, respectively	(382)	(256)	(201)
Net payments for purchase price adjustments related to prior year acquisitions	—	(2)	(3)
Other	10	10	14

Total cash flows used in investing activities of continuing operations	(445)	(306)	(248)
Cash flows from financing activities:
Issuance of long-term debt, net of offering costs	742	—	—
Proceeds from note payable to SAIC, Inc.	1,298	380	120
Payments on note payable to SAIC, Inc.	(1,853)	(782)	(461)
Payments on notes payable and long-term debt	(3)	(18)	(113)
Other	—	—	(1)

Total cash flows provided by (used in) financing activities of continuing operations	184	(420)	(455)

Increase (decrease) in cash and cash equivalents from continuing operations	467	(116)	(117)

Cash flows from discontinued operations:
Cash provided by (used in) operating activities of discontinued operations	(11)	35	(16)
Cash provided by (used in) investing activities of discontinued operations	51	1	(11)

Increase (decrease) in cash and cash equivalents from discontinued operations	40	36	(27)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1)	5	(16)

Total increase (decrease) in cash and cash equivalents	506	(75)	(160)

Cash and cash equivalents at beginning of year	861	936	1,096

Cash and cash equivalents at end of year	$1,367	$861	$936

See accompanying combined notes to consolidated financial statements.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies:

Nature of Operations and Basis of Presentation

SAIC, Inc. (“SAIC”) is a holding company whose direct, 100%-owned subsidiary is Science Applications International Corporation (“Science Applications”), a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to all agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS) and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets.

The consolidated financial statements of SAIC include the accounts of all majority-owned and 100%-owned subsidiaries, including Science Applications. The consolidated financial statements of Science Applications include the accounts of all its majority-owned and 100%-owned subsidiaries. SAIC does not have separate operations, assets or liabilities independent of Science Applications, except for a note receivable from Science Applications (the “related party note”), on which Science Applications pays interest. From time to time, SAIC issues stock to Science Applications employees, which is reflected in SAIC’s Statement of Stockholders’ Equity and results in an increase to the related party note (see Note 8). All intercompany transactions and accounts have been eliminated in consolidation.

These Combined Notes to Consolidated Financial Statements apply to both SAIC and Science Applications. As SAIC consolidates Science Applications for financial statement purposes, disclosures that relate to activities of Science Applications also apply to SAIC. References to the “Company” refer collectively to SAIC, Science Applications, and its consolidated subsidiaries.

The Company may dispose (or management may commit to plans to dispose) of components of the business, which are reclassified as discontinued operations for all periods presented. Prior year amounts are adjusted for consistency with the current year’s presentation (see Note 18).

Unless otherwise noted, references to years are for fiscal years ended January 31. For example, the fiscal year ended January 31, 2011 is referred to as “fiscal 2011” in these combined notes to consolidated financial statements.

Stock Reclassification

In November 2009, SAIC completed a reclassification in which each share of Class A preferred stock was converted into one share of common stock. Shares of Class A preferred stock had the same economic rights as shares of common stock; however, holders of Class A preferred stock were entitled to 10 votes per share while holders of common stock were entitled to one vote per share. This conversion did not impact the Company’s consolidated financial position or results of operations, other than increasing the number of SAIC’s common shares outstanding and eliminating SAIC’s preferred shares outstanding.

Operating Cycle

The Company’s operating cycle for long-term contracts may be greater than one year and is measured by the average time intervening between the inception and the completion of those contracts. Contract-related assets and liabilities are classified as current assets and current liabilities.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to allowances for doubtful accounts, inventories, fair value and impairment of intangible assets and goodwill, income taxes, estimated profitability of long-term contracts, pension benefits, stock-based compensation expense, contingencies and litigation. Estimates have been prepared by management on the basis of the most current and best available information and actual results could differ from those estimates.

Revenue Recognition Accounting Change

The Company’s revenues are generated primarily from contracts with the U.S. Government, commercial customers, and various international, state and local governments or from subcontracts with other contractors engaged in work with such customers. The Company performs under various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

Accounting Change. Prior to February 1, 2010, the Company recognized revenues on cost-plus-fixed-fee, time-and-materials and fixed-price-level-of-effort contracts with the U.S. Government primarily based on contract costs incurred to date compared with total estimated costs at completion (cost-to-cost method), which is an input method of percentage-of-completion that relied heavily on management’s estimates of contract revenues and contract costs at completion. Effective February 1, 2010, the Company changed its method of revenue recognition for cost-plus-fixed-fee, time-and-materials and fixed-price-level-of-effort contracts with the U.S. Government to the methods described below. Contract costs will continue to be expensed as incurred under these contracts.

Cost-plus-fixed-fee contracts—Revenue is recognized on the basis of partial performance as costs are incurred plus an estimate of applicable fees as the Company becomes contractually entitled to reimbursement of costs and the applicable fees pursuant to the guidance in Accounting Standards Codification (ASC) 912-605-25 Contractors-Federal Government—Recognition of Fees Under Cost-Plus-Fixed-Fee Contracts.

Time-and-materials contracts—Revenue is recognized using the percentage-of-completion method of accounting utilizing an output measure to measure progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, the Company recognizes revenue in a manner similar to time-and-materials contracts whereby the Company uses the percentage-of-completion method of accounting utilizing an output measure. The Company measures progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

The revenue recognition change impacts contracts accounting for approximately two-thirds of the Company’s revenues. The Company believes the change is to an alternative accounting principle that is preferable because it

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

better reflects the economic substance and earnings process under these arrangements. This change was facilitated by the implementation of a new information technology system.

Although this change impacts contracts accounting for approximately two-thirds of the Company’s revenues, the result of the accounting change was immaterial to the Company’s consolidated financial position and results of operations for all periods presented because the resulting measurement of the progress toward completion under the two methods is not significantly different. Accordingly, the cumulative effect of the accounting change was recognized in the consolidated statement of income in the first quarter of fiscal 2011, rather than retrospectively applied to the prior period consolidated financial statements.

Revenue Recognition. Cost-plus-fixed-fee contracts—Revenue is recognized on cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance equal to costs incurred plus an estimate of applicable fees earned as the Company becomes contractually entitled to reimbursement of costs and the applicable fees.

Time-and-materials contracts—Revenue is recognized on time-and-materials contracts with the U.S. Government using the percentage-of-completion method of accounting utilizing an output measure of progress. Revenue is recognized on time-and-materials contracts with non-U.S. Government customers using a proportional performance method. Under both of these methods, revenue is recognized based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts (FP-LOE)—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, the Company recognizes revenue on FP-LOE contracts with the U.S. Government in a manner similar to time-and-materials contracts whereby the Company measures progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

Cost-plus-award-fee/cost-plus-incentive fee contracts—Revenues and fees on these contracts with the U.S. Government are primarily recognized using the percentage-of-completion method of accounting, most often based on the cost-to-cost method. The Company includes an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Firm-fixed-price contracts—Revenues and fees on these contracts that are system integration or engineering in nature are primarily recognized using the percentage-of-completion method of accounting utilizing the cost-to-cost method.

Revenues from services and maintenance contracts, notwithstanding contract type, are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of manufactured products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met.

The Company also uses the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress toward completion in situations in which this approach is more representative of the progress on the contract. For example, the efforts-expended method is utilized when there are significant

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounts of materials or hardware procured for the contract that is not representative of progress on the contract. Additionally, the Company utilizes the units-of-delivery method under percentage-of-completion on contracts where separate units of output are produced. Under the units-of-delivery method, revenue is generally recognized when the units are delivered to the customer, provided that all other requirements for revenue recognition have been met.

The Company also evaluates its contracts for multiple elements, and when appropriate, separates the contracts into separate units of accounting for revenue recognition.

The Company provides for anticipated losses on contracts by recording an expense during the period in which the losses are determined. Amounts billed and collected but not yet recognized as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment through negotiations between the Company and government representatives. The Company has agreed upon and settled indirect contract costs through fiscal 2004. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

The Company’s accounts receivable include unbilled receivables, which consist of costs and fees billable upon contract completion or the occurrence of a specified event, the majority of which is expected to be billed and collected within one year. The Company does not believe it has significant exposure to credit risk as accounts receivable and the related unbilled amounts are primarily due from the U.S. Government. Unbilled receivables are stated at estimated realizable value. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside the Company’s control. Based on the Company’s historical experience, the majority of retention balances are expected to be collected beyond one year.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that the Company seeks to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

In certain situations, primarily where the Company is not the primary obligor on certain elements of a contract such as the provision of administrative oversight and/or management of government-owned facilities or logistical support services related to other vendors’ products, the Company recognizes as revenue the net management fee associated with the services and excludes from its income statement the gross sales and costs associated with the facility or other vendors’ products.

Pension Accounting Change

On February 1, 2011, the Company elected to change its method of recognizing pension expense on its defined benefit pension plan in the United Kingdom. Immediately prior to the change, net actuarial gains or losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans’ projected benefit obligation (which is referred to as the corridor) were recognized over the average remaining life expectancy of the plan participants. Under the new accounting method, the Company recognizes all net actuarial gains or losses in excess of the corridor annually in the fourth quarter of each fiscal year and whenever a plan is remeasured. While the historical method of recognizing pension expense was acceptable, the Company believes that the new method is preferable as it eliminates the delay in recognizing actuarial gains and losses in excess of the corridor, resulting in a more timely reflection of the effects of economic and interest rate conditions on plan obligations, investments and assumptions.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This change in accounting was reported through retrospective application of the new method to all periods presented, which have been designated “as adjusted”. The effect of the change from inception of the plan to January 31, 2008 was a $20 million and $22 million decrease in retained earnings and net unrecognized actuarial loss on the defined benefit plan, net of tax (a component of accumulated other comprehensive loss), respectively. The accounting change resulted in an increase (decrease) to net income of $1 million, $(1) million, and $(6) million for fiscal 2011, 2010, and 2009, respectively.

Pre-contract Costs

Costs incurred on projects as pre-contract costs are deferred as assets (inventory, prepaid expenses and other current assets) when the Company has been requested by the customer to begin work under a new arrangement prior to contract execution. The Company records pre-contract costs when formal contracts have not yet been executed, and it is probable that the Company will recover the costs through the issuance of a contract. When the formal contract has been executed, the costs are recorded to the contract and revenue is recognized.

Fair Value of Financial Instruments

The accounting standard for fair value measurements establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3). The Company utilizes Level 2 inputs in testing assets for recovery upon events or changes in circumstances that indicate the carrying value of those assets may not be recoverable.

The fair value of financial instruments is determined based on quoted market prices, if available, or management’s best estimate. It is management’s belief that the carrying amounts of the Company’s financial instruments, which include cash equivalents and long-term investments in private equity securities, are reasonable estimates of their related fair values. Cash equivalents are recorded at historical cost which equals fair value based on quoted market prices (Level 1 input). Management evaluates its investments for other-than-temporary impairment at each balance sheet date. When testing long-term investments for recovery of carrying value, the fair value of long-term investments in private equity securities is determined using various valuation techniques and factors, such as market prices of comparable companies (Level 2 input), discounted cash flow models (Level 2 input) and recent capital transactions of the portfolio companies being valued (Level 3 input). If management determines that an other-than-temporary decline in the fair value of an investment has occurred, an impairment loss is recognized to reduce the investment to its estimated fair value (Level 2 input). The fair value of long-term debt (Note 7) is determined based on interest rates available for debt with terms and maturities similar to the Company’s existing debt arrangements (Level 2 input).

Cash and Cash Equivalents

The Company’s cash equivalents were primarily comprised of investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities and investment-grade corporate securities that have original maturities of three months or less. There are no restrictions on the withdrawal of the Company’s cash and cash equivalents.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash

The Company has restricted cash balances, primarily representing advances from a customer, that are restricted as to use for certain expenditures related to that customer’s contract. Restricted cash is reflected in inventory, prepaid expenses and other current assets in the Company’s consolidated financial statements.

Investments

Investments in affiliates and corporate joint ventures where the Company has a noncontrolling ownership interest representing less than 50% and over which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the Company recognizes its proportionate share of the affiliates’ net income or loss and does not consolidate the affiliates’ assets and liabilities. Equity investments in affiliates over which the Company does not have the ability to exercise significant influence and whose securities do not have a readily determinable fair value are carried at cost or cost net of other-than-temporary impairments.

Inventories

Inventories are valued at the lower of cost or estimated net realizable value. Raw material inventory is valued using the average cost or first-in, first-out methods. Work-in-process inventory includes raw material costs plus labor costs, including fringe benefits, and allocable overhead costs. Finished goods inventory consists primarily of purchased finished goods for resale to customers, such as tires, lubricants and first responder equipment, in addition to manufactured border, port and mobile security products. The Company evaluates inventory against historical and planned usage to determine appropriate provisions for obsolete inventory.

Property, Plant and Equipment

Purchases of property, plant and equipment as well as costs associated with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Depreciation is recognized using the methods and estimated useful lives as follows:

	Depreciation method	Estimated useful lives (in years)
Equipment	Straight-line or declining-balance	2-10
Building	Straight-line	20-40
Building improvements and leasehold improvements	Straight-line	Shorter of lease term or 25

The Company evaluates its long-lived assets for potential impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount of the asset exceeds its estimated future undiscounted cash flows. When the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset’s carrying amount to its estimated fair value based on the present value of its estimated future cash flows.

Beginning in fiscal 2009, in an effort to improve the Company’s cost structure, improve utilization of building space and generate funds for investments in growth initiatives, management committed to a plan to sell certain company-owned facilities. As of January 31, 2011, there were certain facilities that are reported as held for sale within the Corporate and Other segment.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and Intangible Assets

The Company evaluates goodwill (see Note 5) for potential impairment annually at the beginning of the fourth quarter, or if events or circumstances indicate that the carrying value may not be recoverable. The goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair values of each of the reporting units based on a combination of two valuation methods, a market approach and an income approach. Fair value computed using these two methods is determined using a number of factors, including projected future operating results and business plans, economic projections, anticipated future cash flows, comparable market data based on industry grouping, and the cost of capital. The estimated fair values are compared with the carrying values of the reporting units, which include the allocated goodwill. If the fair value is less than the carrying value of a reporting unit, which includes the allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit’s identifiable assets and liabilities from its estimated fair value calculated in the first step. The impairment expense represents the excess of the carrying amount of the reporting units’ goodwill over the implied fair value of the reporting units’ goodwill.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets with indefinite lives are not amortized but are assessed for impairment at the beginning of the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Selling, General and Administrative Expenses

The Company classifies indirect costs incurred within or allocated to its Government customers as overhead (included in cost of revenues) and general and administrative expenses in the same manner as such costs are defined in the Company’s disclosure statements under U.S. Government Cost Accounting Standards. Effective in fiscal 2011, the Company updated its disclosure statements with the Defense Contract Management Agency, resulting in certain costs being classified differently either as overhead or as general and administrative expenses on a prospective basis. This change has caused a net increase in reported cost of revenues and a net decrease in reporting selling, general and administrative expenses in fiscal 2011 as compared to fiscal 2010; however, total operating costs were not affected by this change. Selling, general and administrative expenses include general and administrative, bid and proposal and internal research and development expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities (Note 13). Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.

The Company records net deferred tax assets to the extent that it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. In the event the Company were to determine that it would be

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

able to realize its deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize its deferred income tax assets in the future as currently recorded, the Company would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

The provision for federal, state, foreign and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

The Company recognizes liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in its income tax expense.

Stock-Based Compensation

The Company recognizes the fair value of all stock-based awards, including stock options, granted to employees and directors in exchange for services as compensation expense over the requisite service period, which is typically the vesting period, net of an estimated forfeiture rate.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and accounts receivable. At January 31, 2011, the Company’s cash and cash equivalents, which include investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities and investment-grade corporate securities, bear both fixed and variable interest rates. Although credit risk is limited, the Company’s receivables are concentrated with its principal customers, which are the various agencies of the U.S. Government and customers engaged in work for the U.S. Government.

Foreign Currency

The financial statements of consolidated international subsidiaries, for which the functional currency is not the U.S. dollar, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income (loss) in stockholders’ equity. Transaction gains and losses are recognized in the statement of income.

Accounting Standards Updates Adopted

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which became effective for the Company during the year ended January 31, 2011. This update expands the disclosure requirements regarding an entity’s allowance for credit losses and the quality of its financing receivables. The expanded disclosure requirements do not apply to trade account receivables

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

arising from the sale of goods or services with contractual maturities of one year or less. The majority of the Company’s accounts receivable, including unbilled accounts receivable, result from sales to the U.S. Government, which are presumed to be free of credit risk, and have contractual maturities of less than one year. Accordingly, the expanded disclosure requirements are not applicable to the Company’s receivables with the U.S. Government.

During the fiscal years presented, the Company adopted various other accounting standards issued by the FASB, none of which had a material effect on the Company’s consolidated financial position and results of operations.

Accounting Standards Updates Issued But Not Yet Adopted

In the descriptions of accounting standards updates that follow, references to descriptive titles in “italics” relate to the FASB Accounting Standards Codification Topics and Subtopics, and their descriptive titles, as appropriate.

In October 2009, the FASB issued an update to “Revenue Recognition—Multiple-Deliverable Revenue Arrangements”. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning February 1, 2011 and will be applied prospectively. The adoption of this accounting standard update is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In October 2009, the FASB issued an update to “Software—Multiple-Deliverable Revenue Arrangements”. This update amends the existing accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are excluded from the scope of software revenue guidance. In addition, this update provides guidance on how a vendor should allocate consideration to deliverables in an arrangement that includes both tangible products and software and enhances the disclosure requirements related to these arrangements. This update is effective for arrangements entered into or materially modified by the Company after January 31, 2011 and will be applied prospectively. The adoption of this accounting standard update is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Other new accounting standards and updates issued but not effective until after January 31, 2011, are not expected to have a significant effect on the Company’s consolidated financial position or results of operations.

Subsequent Events

SAIC previously filed its financial statements for the fiscal year ended January 31, 2011 on March 25, 2011. The Company has updated its evaluation of subsequent events through September 18, 2011, which is the date of issuance of these combined annual financial statements which include Science Applications (a non SEC filer as of September 18, 2011).

Note 2—Earnings per Share:

In calculating EPS using the two-class method, the Company is required to allocate a portion of its earnings to its unvested stock awards containing nonforfeitable rights to dividends or dividend equivalents (participating securities). Basic EPS is computed by dividing income less earnings allocable to participating securities by the basic weighted average number of shares outstanding. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding stock options and other stock-based awards.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the income used to compute basic and diluted EPS for the years presented was as follows:

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Basic EPS:
Income from continuing operations, as reported	$558	$479	$428
Less: allocation of undistributed earnings to participating securities	(18)	(14)	(13)

Income from continuing operations, for computing basic EPS	$540	$465	$415

Net income, as reported	$619	$496	$446
Less: allocation of undistributed earnings to participating securities	(20)	(15)	(13)

Net income, for computing basic EPS	$599	$481	$433

Diluted EPS:
Income from continuing operations, as reported	$558	$479	$428
Less: allocation of undistributed earnings to participating securities	(18)	(14)	(12)

Income from continuing operations, for computing diluted EPS	$540	$465	$416

Net income, as reported	$619	$496	$446
Less: allocation of undistributed earnings to participating securities	(20)	(15)	(13)

Net income, for computing diluted EPS	$599	$481	$433

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted EPS for the years presented was as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Basic weighted average number of shares outstanding	364	386	395
Dilutive common share equivalents—stock options and other stock awards	2	4	7

Diluted weighted average number of shares outstanding	366	390	402

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basic and diluted EPS for the years presented was as follows:

	Year Ended January 31
	2011	2010	2009
	as adjusted
Basic:
Income from continuing operations	$1.48	$1.20	$1.05
Income from discontinued operations	.17	.05	.05

	$1.65	$1.25	$1.10

Diluted:
Income from continuing operations	$1.48	$1.19	$1.03
Income from discontinued operations	.16	.04	.05

	$1.64	$1.23	$1.08

The following stock-based awards were excluded from the weighted average number of shares outstanding used to compute basic and diluted EPS for the years presented:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Antidilutive stock options excluded	19	11	7

Performance-based stock awards excluded	1	1	—

Weighted average number of unvested stock awards outstanding excluded	12	12	12

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3—Composition of Certain Financial Statement Captions:

	January 31
	2011	2010
	as adjusted (in millions)
Receivables, net:
Billed and billable receivables	$1,567	$1,540
Unbillable receivables, including contract retentions	511	483
Less allowance for doubtful accounts	(9)	(10)

	$2,069	$2,013

Inventory, prepaid expenses and other current assets:
Inventories	$116	$125
Prepaid expenses	42	35
Restricted cash	38	28
Deferred income taxes	41	32
Assets held for sale	39	6
Prepaid income taxes and tax refunds	59	19
Other	47	37

	$382	$282

Property, plant and equipment, net:
Computers and other equipment	$289	$263
Buildings and improvements	185	220
Leasehold improvements	185	168
Office furniture and fixtures	55	58
Land	33	44
Construction in progress	10	7

	757	760
Less accumulated depreciation and amortization	(398)	(373)

	$359	$387

Accounts payable and accrued liabilities:
Accounts payable	$457	$484
Accrued liabilities for materials, subcontractors and other items*	630	540
Collections in excess of revenues on uncompleted contracts and deferred revenue	118	148

	$1,205	$1,172

Accrued payroll and employee benefits:
Salaries, bonuses and amounts withheld from employees’ compensation	$252	$228
Accrued vacation	247	245
Accrued contributions to employee benefit plans	12	18

	$511	$491

Other long-term liabilities:
Accrued pension liabilities	$20	$42
Deferred compensation	35	39
Liabilities for uncertain tax positions	25	34
Other	55	80

	$135	$195

*	Includes accrued stock repurchases of $7 million and $24 million as of January 31, 2011 and 2010, respectively, which are the sole obligations of SAIC and not reflected in Science Applications’ consolidated balance sheet.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4—Acquisitions:

The Company acquires businesses as part of its growth strategy to provide new or enhance existing capabilities and offerings to customers. The Company completed acquisitions during the periods presented which individually and in the aggregate were not considered material business combinations in the year acquired.

Acquisition information for the years presented was as follows:

	Year Ended January 31
	2011	2010	2009
	($ in millions)
Number of acquisitions	3	6	2
Aggregate purchase price:
Cash consideration (paid and accrued)	$389	$267	$209
Non-cash consideration	—	3	—
Contingent consideration	—	6	—

	$389	$276	$209

The most notable acquisitions in fiscal 2011 included Cloudshield Technologies, Inc. in the Intelligence and Cybersecurity Solutions segment and Reveal Imaging Technologies, Inc. in the Health, Energy and Civil Solutions segment. Cloudshield Technologies, Inc. is a provider of cybersecurity and management services solutions. This acquisition enhanced the Company’s cybersecurity offerings and positioned the Company to bring to market deep packet inspection solutions for high speed networks, enabling the Company to better meet emerging customer requirements. Reveal Imaging Technologies, Inc. is a provider of threat detection products and services. This acquisition enhanced the Company’s homeland security solutions portfolio by adding U.S. Transportation Security Administration certified explosive detection systems for checked baggage screening to the Company’s passenger and cargo inspections systems product offerings.

The most notable acquisitions in fiscal 2010 included R.W. Beck Group, Inc. in the Health, Energy and Civil Solutions segment and Science, Engineering and Technology Associates Corporation in the Intelligence and Cybersecurity Solutions segment. R.W. Beck Group, Inc. is a provider of business, engineering, energy and infrastructure consulting services. This acquisition both enhanced the Company’s existing capabilities and offerings in the areas of energy and infrastructure consulting services and provided new capabilities and offerings in disaster preparedness and recovery services. Science, Engineering and Technology Associates Corporation, is a provider of intelligence, surveillance and reconnaissance information technologies. This acquisition enhanced the Company’s service offerings and capabilities by adding information technologies that detect human behaviors to identify human-borne suicide bombers.

The most notable acquisitions in fiscal 2009 included SM Consulting, Inc. in the Intelligence and Cybersecurity Solutions segment and Icon Systems, Inc. in the Defense Solutions segment. SM Consulting, Inc. is a provider of language translation, interpretation and training, and other consulting services to federal, state and local governments and commercial customers. While this acquisition enhanced the Company’s existing capabilities and offerings, it also expanded the Company’s relationships with DoD customers in adjacent markets for these services. Icon Systems, Inc. is a provider of laser-based systems and products for military training and testing. This acquisition enhanced the Company’s wireless live training offerings.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase price allocations for the years presented were as follows:

	Year Ended January 31
	2011	2010	2009
	($ in millions)
Purchase price allocations:
Goodwill:
Tax deductible goodwill	$16	$77	$178
Non-tax deductible goodwill	227	105	1
Identifiable intangible assets:
Customer relationships (finite-lived)	$9	$33	$22
Software and technology (finite-lived)	110	17	1
In-process research and development (indefinite-lived)	27	3	—
Weighted average lives of finite-lived intangibles:
Customer relationships	2 years	5 years	4 years
Software and technology	8 years	8 years	7 years
All finite-lived intangible assets	7 years	6 years	4 years

Note 5—Goodwill and Intangible Assets:

Effective February 1, 2011, the Company redefined its Government and Commercial reportable segments into the following: Defense Solutions (DS); Health, Energy and Civil Solutions (HECS); and Intelligence and Cybersecurity Solutions (ICS) (see Note 17). The carrying value of goodwill by segment at January 31, 2009 has been recast to give effect to the change in reportable segments and for discontinued operations ($13 million).

The changes in the carrying value of goodwill by segment were as follows:

	DS	HECS	ICS	Total
	(in millions)
Goodwill at January 31, 2009	$378	$410	$448	$1,236
Acquisitions	2	105	74	181
Foreign currency translation	—	1	—	1
Adjustments	2	—	—	2

Goodwill at January 31, 2010	$382	$516	$522	$1,420
Acquisitions	—	140	103	243
Adjustments	23	(22)	—	1

Goodwill at January 31, 2011	$405	$634	$625	$1,664

Goodwill adjustments in fiscal 2011 and 2010 resulted from the finalization of purchase price allocations related to prior year acquisitions.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets, including those arising from preliminary estimates of assets acquired relating to acquisitions, consisted of the following:

	January 31
	2011			2010
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
	(in millions)
Finite-lived intangible assets:
Customer relationships	$121	$65	$56	$117	$47	$70
Software and technology	157	37	120	58	31	27
Other	2	1	1	2	1	1

Total finite-lived intangible assets	280	103	177	177	79	98
Indefinite-lived intangible assets:
In-process research and development	30	—	30	3	—	3
Trade names	4	—	4	4	—	4

Total indefinite-lived intangible assets	34	—	34	7	—	7

Total intangible assets	$314	$103	$211	$184	$79	$105

Finite-lived intangible assets with a gross carrying value of $17 million became fully amortized in fiscal 2011 and are no longer reflected in the gross carrying value after becoming fully amortized.

The estimated annual amortization expense related to finite-lived intangible assets as of January 31, 2011 was as follows:

Year Ending January 31
(in millions)
2012	$40
2013	32
2014	28
2015	20
2016	17
2017 and thereafter	40

$177

Actual amortization expense in future periods could differ from these estimates as a result of future acquisitions, divestitures, impairments, the outcome and timing of completion of in-process research and development projects (the assets of which will become amortizable upon completion and placement into service, or will be impaired if abandoned), adjustments to preliminary valuations of intangible assets and other factors.

Note 6—Revolving Credit Facility:

Science Applications had an unused revolving credit facility at January 31, 2011 providing for $750 million in unsecured borrowing capacity at interest rates determined, at its option, based on either LIBOR plus a margin or a defined base rate through fiscal 2013. This credit facility was fully and unconditionally guaranteed by SAIC. As of January 31, 2011 and 2010, there were no borrowings outstanding under the revolving credit facility.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The revolving credit facility contained certain customary representations and warranties, as well as certain affirmative and negative covenants. The financial covenants contained in the revolving credit facility required the maintenance of a ratio of consolidated funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for other items as defined in the credit facility of not more than 3.0 to 1.0 and a ratio of EBITDA adjusted for other items as defined in the credit facility to interest expense of greater than 3.5 to 1.0 for a period of four trailing fiscal quarters. The Company was in compliance with these financial covenants as of January 31, 2011.

Other covenants restricted certain of the Company’s activities, including among other things, its ability to create liens, dispose of certain assets and merge or consolidate with other entities and to declare and pay a dividend on SAIC’s stock. The revolving credit facility also contained certain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events, nonpayment, cross-defaults to other debt, breach of specified covenants, Employee Retirement Income Security Act (ERISA) events, material monetary judgments, change of control events and the material inaccuracy of the Company’s representations and warranties.

Subsequent to January 31, 2011, the Company amended and restated the revolving credit facility. The amended and restated agreement executed by SAIC and fully and unconditionally guaranteed by Science Applications provides a $750 million revolving credit facility with similar terms maturing in fiscal 2016.

Note 7—Notes Payable and Long-Term Debt:

The Company’s notes payable and long-term debt consisted of the following for the years presented:

			January 31
	Stated interest rate	Effective interest rate	2011	2010
			($ in millions)
SAIC senior unsecured notes:
$450 million notes issued in fiscal 2011, which mature in December 2020	4.45%	4.59%	$448	$—
$300 million notes issued in fiscal 2011, which mature in December 2040	5.95%	6.03%	300	—
Science Applications senior unsecured notes:
$550 million notes issued in fiscal 2003, which mature in July 2012	6.25%	6.50%	550	549
$250 million notes issued in fiscal 2003, which mature in July 2032	7.13%	7.43%	248	248
$300 million notes issued in fiscal 2004, which mature in July 2033	5.50%	5.78%	296	296
Other notes payable due on various dates through fiscal 2017	0%-3.1%	Various	10	13

Total notes payable and long-term debt			1,852	1,106
Less current portion			3	3

Total notes payable and long-term debt, net of current portion			$1,849	$1,103

Fair value of notes payable and long-term debt			$1,930	$1,165

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest is payable on the Company’s senior unsecured notes on a semi-annual basis with principal payments due on maturity. The note discounts, issuance costs and the loss on the settlement of related treasury lock contracts are amortized to interest expense, which results in an effective interest rate that is higher than the stated interest rate of the notes.

The senior unsecured notes contain customary restrictive covenants, including, among other things, restrictions on the Company’s ability to create liens and enter into sale and leaseback transactions. The Company was in compliance with all covenants as of January 31, 2011.

Maturities of notes payable and long-term debt are as follows:

Year Ending January 31	Total
(in millions)
2012	$3
2013	553
2014	1
2015	1
2016	1
2017 and thereafter	1,301

Total principal payments	1,860
Less unamortized discount	8

$1,852

Note 8—Related Party Transactions:

Science Applications has fully and unconditionally guaranteed the obligations of SAIC under its $450 million 4.45% notes and $300 million 5.95% notes. These notes have been reflected as debt of Science Applications.

Science Applications has fully and unconditionally guaranteed any borrowings under SAIC’s amended and restated revolving credit facility maturing in fiscal 2016. SAIC has fully and unconditionally guaranteed the obligations of Science Applications under its $300 million 5.5% notes, $550 million 6.25% notes and $250 million 7.13% notes.

SAIC has loaned cash to Science Applications and issues stock to employees of Science Applications. In addition, Science Applications may pay certain expenses on behalf of SAIC which are reflected in the related party note. The related party note bears interest based on LIBOR plus a market-based premium and is paid on a monthly basis or, upon approval by SAIC, increases the related party note balance. Portions of the related party note may be repaid at any time prior to maturity in fiscal 2013, which will be automatically extended for successive one-year periods unless SAIC or Science Applications provides prior notice to the other party.

Note 9—Financial Instruments:

The Company is exposed to certain market risks which are inherent in certain transactions entered into during the normal course of business. These transactions include sales contracts denominated in foreign currencies, investments in equity securities and exposure to changing interest rates. The Company uses a risk management policy to assess and manage cash flow and fair value exposures. The policy permits the use of derivative instruments with certain restrictions. The Company does not hold derivative instruments for trading or speculative purposes.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Forward Contracts

Although the majority of the Company’s transactions are denominated in U.S. dollars, some transactions are denominated in foreign currencies. The Company utilizes foreign currency forward contracts to manage foreign currency exchange rate risk related to receipts from customers, payments to suppliers and certain intercompany transactions denominated in currencies other than the Company’s (or one of its subsidiaries’) functional currency. The Company enters into foreign currency forward contracts from time to time to fix, or limit the adverse impact on, the amount of firmly committed and forecasted non-functional payments, receipts and intercompany transactions related to its ongoing business and operational financing activities. As of January 31, 2011, outstanding foreign currency forward contracts had an aggregate notional amount of $3 million with an immaterial fair value, which is estimated using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount (Level 2 input). Since the foreign currency forward contracts do not qualify as cash flow hedges in accordance with the accounting standard for derivative and hedging instruments, gains and losses are recognized in earnings immediately. During the years ended January 31, 2011 and 2010, the Company recognized net gains from foreign currency forward contracts (included in other income, net) of $1 million.

Note 10—Retirement Plans:

Defined Contribution Plans

The Company sponsors several defined contribution plans, including the SAIC Retirement Plan (SRP) which is both a 401(k) plan and an employee stock ownership plan, in which most employees are eligible to participate. These plans allow eligible participants to contribute a portion of their income through payroll deductions and the Company may also make discretionary contributions. The Company contributions expensed for defined contribution plans was $159 million, $162 million and $159 million in fiscal 2011, 2010 and 2009, respectively.

Deferred Compensation Plans

The Company maintains two deferred compensation plans for the benefit of certain management or highly compensated employees or directors and allows eligible participants to elect to defer all or a portion of their annual bonus, sign-on bonus or certain other bonuses. Directors may also elect to defer their director fees. The Company makes no contributions to the Keystaff Deferral Plan but maintains participant accounts for deferred amounts and interest earned. Interest is accrued based on the Moody’s Seasoned Corporate Bond Rate (4.44% to 5.84% during fiscal 2011). Deferred balances are generally paid upon termination. Under the Key Executive Stock Deferral Plan (KESDP), eligible participants may elect to defer in share units all or a portion of their bonus awards granted under the 2006 Equity Incentive Plan (Note 11) and prior plans. The Company makes no contributions to the accounts of KESDP participants. Benefits from the KESDP are payable in shares of the Company’s stock that may be held in a trust for the purpose of funding benefit payments to KESDP participants. Deferred balances will generally be paid upon retirement or termination.

Beginning in January 2011, the Company sponsored a 401(k) Excess Deferral Plan (Excess Plan) for the benefit of certain management or highly compensated employees that allows participants to elect to defer up to 20% of their eligible salary once the participant has met the contribution limit imposed on the SAIC Retirement Plan. The Company will make a matching contribution to participants who have received a reduced Company contribution in the SAIC Retirement Plan due to the participant’s deferral of salary into the Excess Plan. As of January 31, 2011, there have been no participant deferrals or Company contributions related to the Excess Plan.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Defined Benefit Plans

The Company sponsors a defined benefit pension plan in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which expired in March 2010. During the first quarter of fiscal 2012, the Company committed to a plan and entered into a definitive agreement to sell the component of the business that contained this pension and employed the pension plan participants. The Company completed the sale in June 2011. The Company has classified the operating results of this business component, including pension expense through the date of sale, as discontinued operations for all periods presented. Under terms of the definitive agreement, the Company retained the assets and obligations of this defined benefit pension plan. As a result of retaining the pension obligation, the remaining components of ongoing pension expense, primarily interest costs and assumed return on plan assets are recorded in continuing operations. The Company will have continuing defined benefit pension obligations with respect to certain plan participants. However as of May 2011, benefits are no longer accruing under the plan.

Funded Status. The following tables set forth the funded status and amounts recognized in the consolidated balance sheets for this plan.

	Year Ended January 31
	2011	2010
	(in millions)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$136	$99
Service cost	1	3
Interest cost	7	7
Plan participants’ contributions	—	1
Actuarial loss (gain)	(1)	18
Benefits paid	(3)	(4)
Contractual termination benefits	1	1
Curtailments	(8)	—
Foreign exchange rate changes	(2)	11

Projected benefit obligation at end of year	$131	$136

Change in plan assets:
Fair value of plan assets at beginning of year	$94	$64
Actual return on plan assets	11	17
Company contributions	10	9
Plan participants’ contributions	—	1
Benefits paid	(3)	(4)
Foreign exchange rate changes	(1)	7

Fair value of plan assets at end of year	$111	$94

Funded status at end of year	$(20)	$(42)

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	January 31
	2011	2010
	as adjusted (in millions)
Accumulated benefit obligation	$130	$127
Amounts recognized in the consolidated balance sheets consist of:
Accrued pension liability (other long-term liabilities)	$(20)	$(42)
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss (pretax)	$—	$14

The components of the Company’s net periodic benefit cost, included as income from discontinued operations, for this plan were as follows:

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Service cost	$1	$3	$3
Interest cost	7	7	7
Expected return on plan assets	(7)	(5)	(7)
Amortization of actuarial loss	—	4	10
Contractual termination benefits	1	1	—

	$2	$10	$13

Actuarial Assumptions. The weighted-average assumptions used in determining the benefit obligations and the net periodic benefit cost of pension were as follows:

	January 31
	2011	2010
Assumptions used to determine benefit obligations at the plan’s measurement date:
Discount rate	5.6%	5.5%
Rate of compensation increase	4.4	4.3

	Year Ended January 31
	2011	2010	2009
Assumptions used to determine net periodic benefit cost:
Discount rate	5.5%	6.2%	6.2%
Expected long-term rate of return on plan assets	6.8	6.7	7.2
Rate of compensation increase	4.3	4.3	4.3

The overall expected long-term rate of return on plan assets assumption represents the expected average earnings on funds invested or to be invested by the plan. This return is based on a variety of factors including long-term historical market returns for each asset class in the plan and review of peer data. A weighting of these asset class returns, based on the actual allocation of the asset classes in the plan as of the beginning of the fiscal year, was performed to determine an overall expected long-term rate of return on plan assets.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan Assets. The following tables set forth the fair value of plan assets and related level of inputs used to determine the fair value of plan assets in each asset class as defined by the accounting standard for fair value measurements (Note 1):

January 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1 inputs)	Significant Other Observable Inputs (Level 2 inputs)	Significant Unobservable Inputs (Level 3 inputs)	Total
	(in millions)
Asset class:
International equity securities	$—	$44	$—	$44
United Kingdom government bonds	—	10	—	10
Corporate bonds	—	17	—	17
Cash	40	—	—	40

	$40	$71	$—	$111

January 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1 inputs)	Significant Other Observable Inputs (Level 2 inputs)	Significant Unobservable Inputs (Level 3 inputs)	Total
	(in millions)
Asset class:
International equity securities	$—	$60	$—	$60
United Kingdom government bonds	—	14	—	14
Corporate bonds	—	20	—	20

	$—	$94	$—	$94

The plan’s assets consist of investments in pooled funds that contain investments with values based on quoted market prices, but for which the pools are not valued on a daily quoted market basis (Level 2 inputs).

The overall investment strategy for pension plan assets is to utilize a total return investment approach whereby a mix of equity securities and fixed-income securities are used to produce a sufficient level of diversification and investment return over the long term for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition. Consideration is also given to industry practices, long-term historical and prospective capital market returns, volatility, correlations among asset classes and relationships between the plan assets and liabilities. The assets are invested in liquid investments to satisfy benefit obligations as they become due. The investment portfolio contains a diversified blend of equity securities and fixed-income securities. As of January 31, 2011, the Company’s target asset allocation was 60% and 40% of total plan assets for equity securities and fixed-income securities, respectively. However, a large portion of plan assets was held as cash at January 31, 2011 in anticipation of a transfer of plan assets and obligations to a successor contractor.

Cash Flows. In fiscal 2012, the Company expects to contribute approximately $6 million to the defined benefit pension plan. The estimated annual benefit payments are expected to be $3 million for each of the years in fiscal 2012 to 2016. Total estimated benefit payments for fiscal 2017 through 2021 are expected to be $16 million.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other

The Company also sponsors a defined benefit pension plan for employees working on one U.S. Government contract. As part of the contractual agreement, the customer reimburses the Company for contributions made to the plan that are allowable under government contract cost accounting requirements. If the Company were to cease being the contractor as a result of a recompetition process, this defined benefit pension plan and related plan assets and liabilities would transfer to the new contractor. If the contract expires or is terminated with no transfer of the plan to a successor contractor, any amount by which plan liabilities exceed plan assets, as of that date, will be reimbursed by the U.S. Government customer. Since the Company is not responsible for the current or future funded status of this plan, no assets or liabilities arising from its funded status are recorded in the Company’s consolidated financial statements and no amounts associated with this plan are included in the defined benefit plan disclosures above.

Note 11—Stock-Based Compensation:

Plan Summaries. At January 31, 2011, the Company had stock-based compensation awards outstanding under the following plans: the 2006 Equity Incentive Plan, the Management Stock Compensation Plan, the Stock Compensation Plan and the 2006 Employee Stock Purchase Plan (ESPP). SAIC issues new shares upon the issuance of stock awards or exercise of stock options under these plans.

The 2006 Equity Incentive Plan provides the Company’s and its affiliates’ employees, directors and consultants the opportunity to receive various types of stock-based compensation and cash awards. As of January 31, 2011, the Company has issued stock options, vested stock awards, restricted stock awards, performance-based awards and cash awards under this plan. The 2006 Equity Incentive Plan provides that in the event of the Company’s merger with or into another corporation, a sale of substantially all of its assets or another change of control transaction as determined by the plan administrator, the successor entity may assume or substitute all outstanding awards. If the successor entity does not assume or substitute all outstanding awards, the vesting of all awards will accelerate and any repurchase rights on awards will terminate. If a successor entity assumes or substitutes all awards and a participant is involuntarily terminated by the successor entity for any reason other than death, disability or cause within 18 months following the change of control, all outstanding awards of the terminated participant will immediately vest and be exercisable for a period of six months following termination. In the event of a change of control, the vesting of all awards held by non-employee directors of the Company will accelerate. Stock awards granted under the plan generally vest or become exercisable 20%, 20%, 20%, and 40% after one, two, three and four years, respectively. As of January 31, 2011, 121 million shares of SAIC’s stock were reserved for future issuance under the 2006 Equity Incentive Plan.

The Company has a Management Stock Compensation Plan and a Stock Compensation Plan, together referred to as the Stock Compensation Plans. The board of directors may at any time amend or terminate the Stock Compensation Plans. The Stock Compensation Plans provide for awards in share units to eligible employees. Benefits from these plans are payable in shares of SAIC’s stock that are held in a trust for the purpose of funding benefit payments to the plans’ participants. The fair value of the awards granted under the Stock Compensation Plans, which are vesting share unit awards, is based on the fair value of the award on the date of grant. Compensation expense is measured at grant date and generally recognized over the vesting period of four or seven years depending upon the initial date of grant. For awards granted prior to January 1, 2006, participants’ interests in these share units vest on a seven year schedule at the rate of one-third at the end of each of the fifth, sixth and seventh years following the date of the award. Awards granted on or after January 1, 2006 vest 100% after four years following the date of the award. Upon a change in control of the Company (as defined by the Stock Compensation Plans), participant accounts will become fully vested and shares of SAIC stock held in

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the accounts will be immediately distributed. The Stock Compensation Plans do not provide for a maximum number of shares available for future issuance.

The Company has an ESPP which allows eligible employees to purchase shares of SAIC’s stock at a discount of up to 15% of the fair market value on the date of purchase. During the three years ended January 31, 2011, the discount was 5% of the fair market value on the date of purchase thereby resulting in the ESPP being non-compensatory. As of January 31, 2011, 28 million shares of SAIC’s stock were authorized and reserved for future issuance under the ESPP.

Stock-Based Compensation and Related Tax Benefits Recognized. Stock-based compensation and related tax benefits recognized under all plans were as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Stock-based compensation expense:
Stock options	$19	$30	$28
Vesting stock awards	75	69	62
Vested stock awards	1	1	1
Performance-based stock awards	5	3	—

Total stock-based compensation expense recorded in continuing operations	$100	$103	$91

Total stock-based compensation expense recorded in discontinued operations	$2	$3	$3

Tax benefits recognized from stock-based compensation	$40	$41	$37

Vested stock issued as settlement of annual bonus accruals	$4	$3	$3

Stock Options. Stock options may be granted with exercise prices no less than the fair value of SAIC’s common stock on the date of grant and for terms not greater than ten years. All stock options granted under the 2006 Equity Incentive Plan have a term of five years and a vesting period of four years, except for stock options granted to the Company’s outside directors, which have a vesting period of one year. Stock options were granted with exercise prices equal to fair value on the date of grant.

The fair value of the Company’s stock option awards is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the Company’s stock option awards is generally expensed on a straight-line basis over the vesting period of four years, except for stock options granted to the Company’s outside directors in fiscal 2011, 2010 and 2009, which is recognized over the vesting period of one year. The expected term of all awards granted is derived from the Company’s historical experience except for awards granted to the Company’s outside directors in fiscal 2011, 2010 and 2009, for which the expected term of awards granted is derived utilizing the “simplified” method presented in SEC Staff Accounting Bulletin Nos. 107 and 110, “Share-Based Payment”. Expected volatility is based on an average of the historical volatility of SAIC’s stock and the implied volatility from traded options on SAIC’s stock. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option on the date of grant. The Company uses historical data to estimate forfeitures.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average grant-date fair value and assumptions used to determine fair value of stock options granted for the three years ended January 31, 2011 were as follows:

	Year Ended January 31
	2011	2010	2009
Weighted average grant-date fair value	$3.96	$4.79	$4.52
Expected term (in years)	3.8	3.9	3.9
Expected volatility	25.1%	30.6%	26.2%
Risk-free interest rate	2.1%	1.5%	2.3%
Dividend yield	0%	0%	0%

Stock option activity for the three years ended January 31, 2011 was as follows:

	Shares of stock under stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
	(in millions)		(in years)	(in millions)
Outstanding at January 31, 2008	53.5	$13.41	2.1	$294
Options granted	6.1	18.78
Options forfeited or expired	(3.2)	13.27
Options exercised	(16.5)	11.38		132

Outstanding at January 31, 2009	39.9	15.08	2.1	186
Options granted	5.5	18.41
Options forfeited or expired	(3.0)	15.57
Options exercised	(10.8)	13.22		57

Outstanding at January 31, 2010	31.6	16.26	2.0	66
Options granted	5.3	17.43
Options forfeited or expired	(2.8)	16.14
Options exercised	(9.1)	14.08		36

Outstanding at January 31, 2011	25.0	17.31	2.1	11

Vested and expected to vest in the future as of January 31, 2011	23.6	17.28	2.0	11

The following table summarizes activity related to exercises of stock options for the three years ended January 31, 2011 as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Cash received from exercises of stock options	$6	$17	$31
Stock exchanged at fair value upon exercises of stock options	41	116	156
Tax benefits realized from exercises of stock options	17	24	54

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the options outstanding as of January 31, 2011 was as follows:

Range of exercise prices	Stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Stock options exercisable	Weighted average exercise price	Weighted average remaining contractual term
	(in millions)		(in years)	(in millions)		(in years)
$14.50 to $16.00	5.9	$14.73	0.2	5.9	$14.72	0.2
$16.01 to $17.50	4.7	17.42	4.2	—	—	—
$17.51 to $19.00	14.0	18.28	2.2	5.8	18.19	1.9
$19.01 to $21.00	0.4	20.11	2.2	0.2	20.08	2.2

	25.0	17.31	2.1	11.9	16.51	1.0

The aggregate intrinsic value for options exercisable at January 31, 2011 was $11 million.

As of January 31, 2011, there was $25 million of unrecognized compensation cost, net of estimated forfeitures, related to stock options, which is expected to be recognized over a weighted-average period of 2.3 years.

Vesting Stock Awards. Compensation expense is measured at the grant date fair value and generally recognized over the vesting period of four years, or seven years for certain stock awards granted under the Stock Compensation Plans.

Vesting stock award activity for the year ended January 31, 2011 was as follows:

	Shares of stock under stock awards	Weighted average grant- date fair value
	(in millions)
Unvested at January 31, 2010	12.1	$18.60
Awards granted	4.5	17.38
Awards forfeited	(1.3)	18.11
Awards vested	(3.6)	19.13

Unvested at January 31, 2011	11.7	18.03

As of January 31, 2011, there was $95 million of unrecognized compensation cost, net of estimated forfeitures, related to vesting stock awards, which is expected to be recognized over a weighted average period of 2.3 years. The fair value of vesting stock awards that vested in fiscal 2011, 2010 and 2009 was $64 million, $55 million and $50 million, respectively.

Performance-Based Stock Awards. During the years ended January 31, 2011 and 2010, the Company granted performance-based stock awards to certain officers and key employees of the Company under the 2006 Equity Incentive Plan. These awards vest at the end of a three-year performance period based upon the achievement of specific pre-established levels of performance. The number of shares that will ultimately be awarded can range from zero to 150% of the specified target awards based on the achievement of cumulative growth in diluted EPS from continuing operations and operating income margin, weighted equally, over a three fiscal year period. Compensation expense for performance-based stock awards is recognized over the three-year performance period based on the expected level of achievement that will be obtained.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance-based stock award activity for the year ended January 31, 2011 was as follows:

	Expected number of shares of stock to be issued under performance- based stock awards	Weighted average grant- date fair value
	(in millions)
Outstanding at January 31, 2010	0.6	$18.35
Awards granted	0.6	17.45
Awards forfeited	(0.2)	18.01

Outstanding at January 31, 2011	1.0	17.89

Increases or decreases in the expected number of shares to be issued may occur due to changes in the expected level of achievement of the performance goals over the life of the awards.

As of January 31, 2011, there was $8 million of unrecognized compensation cost, net of estimated forfeitures, related to performance-based stock awards granted under the 2006 Equity Incentive Plan, which is expected to be recognized over a weighted average period of 1.7 years. As of January 31, 2011, there have been no vesting events for performance-based stock awards under the 2006 Equity Incentive Plan.

Note 12—Other Income (Expense), Net:

The components of other income (expense), net for the three years ended January 31, 2011 were as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Impairment losses on investments	$(4)	$(1)	$(14)
Net gain on sale of other investments	5	3	6
Equity interest in earnings and impairment losses on investments in unconsolidated affiliates, net	—	1	(9)
Other	1	3	2

Total other income (expense), net	$2	$6	$(15)

In fiscal 2009, the Company recognized $29 million of impairment losses on its ownership interests in Danet GmbH and certain private equity securities held by its venture capital subsidiary. These impairments were due to other-than-temporary declines in their fair values caused by poor business performance, contraction in credit markets and general declines in global economic conditions. As of January 31, 2011, the carrying value of the Company’s investments was $13 million.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Income Taxes:

Substantially all of income from continuing operations before income taxes for the three years ended January 31, 2011 was earned in the United States. The provision for income taxes related to continuing operations for the three years ended January 31, 2011 included the following:

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Current:
Federal and foreign	$260	$262	$196
State	48	47	37
Deferred:
Federal and foreign	9	(16)	13
State	(3)	(4)	—

Total	$314	$289	$246

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes for the three years ended January 31, 2011 follows:

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Amount computed at the statutory federal income tax rate (35%)	$305	$269	$236
State income taxes, net of federal tax benefit	29	27	24
Change in accruals for uncertain tax positions	(7)	3	(8)
Research and development credits	(8)	(6)	(5)
U.S. manufacturing activity benefit	(5)	(2)	(2)
Other	—	(2)	1

Total	$314	$289	$246

Effective income tax rate	36.0%	37.6%	36.5%

The lower effective tax rate for fiscal 2011 as compared to fiscal 2010 and 2009 was primarily due to the reversal of $7 million in accruals for unrecognized tax benefits as a result of the settlement of federal and state tax audits for amounts lower than the recorded accruals.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes are recorded for differences in the basis of assets and liabilities for financial reporting purposes and tax reporting purposes. Deferred tax assets (liabilities) were comprised of the following:

	January 31
	2011	2010
	as adjusted (in millions)
Accrued vacation and bonuses	$90	$91
Investments	11	13
Deferred compensation	47	44
Vesting stock awards	75	65
Credits and net operating losses carryovers	28	11
Employee benefit contributions	6	13
Other	32	31

Total deferred tax assets	289	268

Deferred revenue	(51)	(59)
Fixed asset basis differences	(21)	(10)
Purchased intangible assets	(119)	(60)

Total deferred tax liabilities	(191)	(129)

Net deferred tax assets, before valuation allowance	98	139
Valuation allowance	(2)	(2)

Net deferred tax assets	$96	$137

Net deferred tax assets were as follows:

	January 31
	2011	2010
	as adjusted (in millions)
Net current deferred tax assets	$41	$32
Net current deferred tax assets (included in assets of discontinued operations)	4	2
Net non-current deferred tax assets	51	103

Total net deferred tax assets	$96	$137

At January 31, 2011, the Company had $49 million of federal net operating loss (NOL) carryforwards, which will expire in fiscal 2019 to 2030 and $9 million in state tax credits, which will expire in fiscal 2016 to 2020. The Company expects to fully utilize these NOL carryforwards and state tax credits before expiration.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s unrecognized tax benefits are primarily related to certain recurring deductions customary for the Company’s industry. The changes in the unrecognized tax benefits, excluding accrued interest and penalties were as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Unrecognized tax benefits at beginning of year	$44	$31	$53
Additions for tax positions related to current year	1	10	9
Additions for tax positions related to prior years	1	9	5
Reductions for tax positions related to prior years	(8)	(1)	(5)
Settlements with taxing authorities	(12)	—	(30)
Lapse of statute of limitations	(3)	(5)	(1)

Unrecognized tax benefits at end of year	$23	$44	$31

Unrecognized tax benefits that, if recognized, would affect the effective income tax rate	$17	$36	$23

In fiscal 2011 and 2009, the Company’s unrecognized tax benefits decreased primarily due to the resolution of certain tax contingencies with the tax authorities, including $7 million that was recognized as an income tax benefit in fiscal 2011 and $26 million ($17 million of which was related to discontinued operations) that was recognized as an income tax benefit in fiscal 2009.

The amount of interest and penalties recognized in the consolidated statements of income was $1 million and $5 million in fiscal 2010 and 2009, respectively. A negligible amount of interest and penalties were recognized in the consolidated statements of income in fiscal 2011. At January 31, 2011 and 2010, accrued interest and penalties totaled $5 million and $7 million, respectively.

At January 31, 2011, the balance of unrecognized tax benefits included liabilities for uncertain tax positions of $26 million, $25 million of which is classified as other long-term liabilities on the consolidated balance sheet. The balance of unrecognized tax benefits at January 31, 2010 included liabilities for uncertain tax positions of $48 million, $34 million of which were classified as other long-term liabilities on the consolidated balance sheet.

The Company files income tax returns in the United States and various state and foreign jurisdictions and is subject to routine compliance reviews by the Internal Revenue Service (IRS) and other taxing authorities. The Company has effectively settled with the IRS for fiscal years prior to and including fiscal 2008. Effective fiscal 2011, the Company is participating in the IRS Compliance Assurance Process, in which the Company and the IRS endeavor to agree on the treatment of all tax positions prior to the tax return being filed, thereby greatly reducing the period of time between tax return submission and settlement with the IRS.

During the next 12 months, it is reasonably possible that resolution of reviews by taxing authorities, both domestic and international, could be reached with respect to $6 million of the Company’s unrecognized tax benefits including $3 million of previously accrued interest, depending on the timing of ongoing examinations, any litigation and expiration of statute of limitations, either because the Company’s tax positions are sustained on audit or because the Company agrees to their disallowance and pays the related income tax. While the Company believes it has adequate accruals for uncertain tax positions, the tax authorities may determine that the Company owes taxes in excess of recorded accruals or the recorded accruals may be in excess of the final settlement amounts agreed to by tax authorities.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14—Comprehensive Income and Accumulated Other Comprehensive Loss:

The components of comprehensive income (loss) were as follows for the years presented:

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Net income	$619	$496	$446
Other comprehensive income (loss):
Foreign currency translation adjustments	—	12	(20)
Deferred taxes	—	(3)	8

Foreign currency translation adjustments, net of tax	—	9	(12)

Reclassification of realized loss on settled derivative instruments to net income	1	—	2
Deferred taxes	—	—	(1)

Reclassification of realized loss on settled derivative instruments to net income, net of tax	1	—	1

Pension liability adjustments	12	(3)	(14)
Deferred taxes	(3)	1	4

Pension liability adjustments, net of tax	9	(2)	(10)

Total other comprehensive income (loss), net of tax	10	7	(21)

Comprehensive income	$629	$503	$425

The Company sponsors a defined benefit pension plan in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which expired in March 2010. As of January 31, 2011, the pension plan had an underfunded projected benefit obligation of $20 million and no unrecognized actuarial loss (pre-tax). In April 2010, plan participants then performing services on the contract transferred to a successor contractor. These transfers gave rise to a curtailment gain, resulting in a reduction in the unrecognized actuarial loss (a component of accumulated other comprehensive loss) in the amount of $8 million (pre-tax) during fiscal 2011.

The components of accumulated other comprehensive loss were as follows:

	January 31
	2011	2010
	as adjusted (in millions)
Foreign currency translation adjustments, net of taxes of $2 million as of January 31, 2011 and 2010	$(2)	$(2)
Unrecognized net loss on settled derivative instruments associated with outstanding debt, net of taxes of $4 million as of January 31, 2011 and 2010	(5)	(6)
Unrecognized loss on defined benefit plan, net of taxes of $3 million as of January 31, 2010	—	(9)

Total accumulated other comprehensive loss, net of taxes of $6 million and $9 million as of January 31, 2011 and 2010, respectively	$(7)	$(17)

As of January 31, 2011, $1 million of the unrealized net loss on settled derivative instruments (pre-tax) will be amortized and recognized as interest expense during the next 12 months.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15—Leases:

The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options to extend the lease and provisions for periodic rate escalations to reflect inflationary increases. Certain equipment is leased under short-term or cancelable operating leases. Rental expense for facilities and equipment related to continuing operations for each of the three years ended fiscal January 31, 2011 were as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Gross rental expense	$174	$156	$141
Less lease and sublease income	(23)	(15)	(12)

Net rental expense	$151	$141	$129

In fiscal 2004, the Company was awarded a contract with the Greek Government (Note 19) that requires the Company to lease certain equipment under an operating lease from a subcontractor for ten years. The terms of the customer contract and lease agreement provide that if the customer defaults on its payments to the Company to cover the future lease payments, then the Company is not required to make the lease payments to the subcontractor. Consequently, the maximum contingent lease liability of $46 million related to this contract at January 31, 2011 is not reflected in the future minimum lease commitments table below.

Future minimum lease commitments and lease or sublease receipts under non-cancelable operating leases in effect at January 31, 2011 are as follows:

Year Ending January 31	Operating lease commitment	Lease or sublease receipts
	(in millions)
2012	$139	$8
2013	115	8
2014	91	6
2015	75	4
2016	62	4
2017 and thereafter	172	42

Total	$654	$72

As of January 31, 2011, the Company had capital lease obligations of $7 million that are payable over the next five years.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Supplementary Income Statement and Cash Flow Information:

Supplementary income statement information for the years presented were as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Depreciation and amortization expense for property, plant and equipment and assets acquired under capital leases	$70	$64	$58

Internal research and development costs included in selling, general and administrative expenses	$55	$49	$46

Impairment losses for goodwill	$—	$—	$2

Impairment losses for intangible assets	$—	$6	$3

The impairment losses for goodwill and intangible assets recognized in fiscal 2009 was reflected in discontinued operations.

Supplementary cash flow information, including non-cash investing and financing activities, for the years presented was as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Increase (decrease) in accrued stock repurchases	$(17)	$24	$(6)

Fair value of assets acquired in acquisitions	$470	$314	$224
Cash paid in acquisitions, net of cash acquired of $10 million, $8 million and $5 million in fiscal 2011, 2010 and 2009, respectively	(382)	(256)	(201)
Non-cash consideration	—	(3)	—
Accrued acquisition payables, net	(4)	(10)	(9)

Liabilities assumed in acquisitions	$84	$45	$14

Cash paid for interest (including discontinued operations)	$71	$71	$77

Cash paid for income taxes (including discontinued operations)	$361	$273	$269

In-kind dividend distributed by Science Applications to SAIC	$—	$—	$188

Note 17—Business Segment Information:

The Company defines its reportable segments based on the way the chief operating decision maker (CODM), currently its chief executive officer, manages the operations of the Company for purposes of allocating resources and assessing performance.

Prior to February 1, 2011, the CODM managed the Company’s operations at the business unit level, each of which reported to one of several operating groups. The Company’s business units were aggregated into reportable segments, Government and Commercial, based on the nature of the customers served, contractual requirements and the regulatory environment governing the business unit’s operations. The Company also had a Corporate and Other segment.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective February 1, 2011, the Company further aligned its operations within the maturing group structure that is better organized around the markets served and the nature of products and services provided to customers in those markets. Coincident with the completion of this organizational alignment, the CODM commenced management of the Company’s operations at the group level for purposes of allocating resources and assessing performance. As a result of this change, the Company redefined its reportable segments into the following: Defense Solutions; Health, Energy and Civil Solutions; Intelligence and Cybersecurity Solutions; and Corporate and Other. The Intelligence and Cybersecurity Solutions reportable segment represents the aggregation of the Intelligence, Surveillance, and Reconnaissance group and Cyber and Information Solutions business unit, which reports directly to the CODM, because they share similar economic characteristics, and similarities in the nature of products and services provided, methods of service delivery, customers served and the regulatory environment in which they operate.

Defense Solutions provides systems engineering and specialized technical services and solutions in support of command and control, communications, modeling and simulation, logistics, readiness and sustainment and network operations to a broad customer base within the defense industry. Defense Solutions helps design and implement advanced, networked command and control systems to enable U.S. and allied defense customers to plan, direct, coordinate and control forces and operations at strategic, operational and tactical levels. Defense Solutions also provides a wide range of logistics and product support solutions, including supply chain management, demand forecasting, distribution, maintenance and training services, to enhance the readiness and operational capability of U.S. military personnel and their weapons and support systems. Major customers of Defense Solutions include most branches of the U.S. military.

Health, Energy and Civil Solutions provides services and solutions in the areas of critical infrastructure, homeland security, safety and mission assurance, training, environmental assessments and restoration, engineering design, construction and sophisticated IT services across a broad customer base. These services and solutions range from design and construction services, energy renewables and energy distribution/smart-grid, to healthcare IT and engineering, health infrastructure, biomedical support and research. Health, Energy and Civil Solutions also provides integrated security solutions and training expertise in the detection of chemical, biological, radiological, nuclear and explosive threats and designs and develops products and applied technologies that aid anti-terrorism and homeland security efforts, including border, port and security inspection systems and checked baggage explosive detection systems. Major customers of Health, Energy and Civil Solutions primarily include the U.S. federal government, foreign governments, state and local governmental agencies and commercial enterprises in various industries.

Intelligence and Cybersecurity Solutions provides systems and services focused on intelligence, surveillance, reconnaissance and cybersecurity across a broad spectrum of national security programs. Intelligence and Cybersecurity Solutions provides quick reaction, manned and unmanned airborne, maritime, space and ground-based surveillance systems which leverage an understanding of the underlying physics and operating in space, weight and power-constrained environments. Intelligence and Cybersecurity Solutions also provides intelligence processing, exploitation, and dissemination solutions, including systems designed to optimize decision-making in high rate, large volume, and complex data environments. Intelligence and Cybersecurity Solutions provides cybersecurity technology solutions, analytics and forensics, and products that protect data, applications, and modern information technology infrastructures from advanced and persistent threats as well as mission support in the geospatial, intelligence analysis, technical operations, and linguistics domains. Major customers of Intelligence and Cybersecurity Solutions include the national and military intelligence agencies, and other federal, civilian and commercial customers in the national security complex.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Corporate and Other includes the operations of the Company’s internal real estate management subsidiary, various corporate activities, certain corporate expense items that are not reimbursed by the Company’s U.S. Government customers and certain revenue and expense items excluded from the CODM’s evaluation of a reportable segment’s performance.

The business segment information for the periods presented, with all periods recast to give effect to the change in reportable segments and for discontinued operations was as follows:

	Year Ended January 31
	2011	2010	2009
	(in millions)
Revenues:
Defense Solutions	$4,657	$4,518	$4,035
Health, Energy and Civil Solutions	2,792	2,848	2,591
Intelligence and Cybersecurity Solutions	3,421	3,216	3,147
Corporate and Other	58	4	(2)
Intersegment elimination	(7)	(6)	(3)

Total revenues	$10,921	$10,580	$9,768

Operating income (loss):
Defense Solutions	$380	$355	$317
Health, Energy and Civil Solutions	258	236	213
Intelligence and Cybersecurity Solutions	288	281	261
Corporate and Other	21	(36)	(44)

Total operating income	$947	$836	$747

Amortization of intangible assets:
Defense Solutions	$7	$12	$12
Health, Energy and Civil Solutions	16	8	9
Intelligence and Cybersecurity Solutions	17	6	9

Total amortization of intangible assets	$40	$26	$30

Asset information by segment is not a key measure of performance used by the CODM. Interest income, interest expense and provision for income taxes, as reported in the consolidated financial statements, are not part of operating income and are primarily recorded at the corporate level. Under U.S. Government Cost Accounting Standards, indirect costs including depreciation expense are collected in numerous indirect cost pools which are then collectively allocated out to the Company’s reportable segments based on a representative causal or beneficial relationship of the costs in the pool to the costs in the base. While depreciation expense is a component of the allocated costs, the allocation process precludes depreciation expense from being specifically identified by the Company’s individual reportable segments. For this reason, depreciation expense by reportable segment has not been reported above.

Substantially all of the Company’s revenues and tangible long-lived assets are generated by or owned by entities located in the United States. As such, the financial information by geographic location is not presented.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s total revenues are largely attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. The percentages of total revenues for the U.S. Government, its agencies and other customers comprising more than 10% of total revenues for the years presented were as follows:

	Year Ended January 31
	2011	2010	2009
U.S. Government	91%	91%	91%
U.S. Army	23%	24%	25%
U.S. Navy	13%	13%	12%

Note 18—Discontinued Operations:

On June 10, 2011, in order to better align its business portfolio with its strategy, the Company sold certain components of the business, which were historically included in the Company’s Commercial segment, primarily focused on providing information technology services to international oil and gas companies. The Company received proceeds of $169 million resulting in a preliminary gain on sale before income taxes of $109 million related to this sale, subject to contractual adjustments. Pursuant to the definitive sale agreement, the Company retained the assets and obligations of a defined benefit pension plan in the United Kingdom. The Company has classified the operating results of these business components, including the pension activity through the date of sale, as discontinued operations for all periods presented. As a result of retaining the pension obligation, the remaining components of ongoing pension expense, primarily interest costs and assumed return on plan assets, will be recorded in continuing operations following the sale.

In March 2001, the Company’s former subsidiary Telcordia Technologies, Inc. (Telcordia) instituted arbitration proceedings against a customer, Telkom South Africa, as a result of a contract dispute. Pursuant to the definitive stock purchase agreement for the fiscal 2006 sale of Telcordia, the Company was entitled to receive the net proceeds from any settlement after deduction for tax liabilities incurred by Telcordia. In July 2010, Telcordia and Telkom South Africa settled all claims related to these arbitration proceedings. Under the settlement, Telkom South Africa paid $80 million plus amounts for value added taxes (VAT). In fiscal 2011, the Company and Telcordia subsequently executed an agreement which resolved matters related to the Telkom South Africa settlement and certain other contingencies related to the fiscal 2006 sale of Telcordia. The Company recorded pre-tax gains of $77 million in discontinued operations related to these actions during the year ended January 31, 2011. The results of discontinued operations included pre-tax net losses of $6 million and $8 million in fiscal 2010 and 2009, respectively. The Company also sold a non-strategic component of its Intelligence and Cybersecurity Solutions segment in fiscal 2010.

The pre-sale operating results of discontinued operations for the periods presented were as follows:

	Year Ended January 31
	2011	2010	2009
	as adjusted (in millions)
Revenues	$196	$267	$310
Costs and expenses:
Cost of revenues	156	192	234
Selling, general and administrative expenses	28	45	67

Operating income	$12	$30	$9

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In fiscal 2009, the Company recorded a reduction in the provision for income taxes of discontinued operations of $17 million due to the reversal of uncertain tax positions as a result of the settlement of federal and state tax audits for amounts lower than the recorded amounts and the expiration of statutes of limitation for certain tax years. Income from discontinued operations also includes other activity that is immaterial and not reflected above.

Note 19—Legal Proceedings:

National Center for Critical Information Processing and Storage Contract

In June 2009, the U.S. Department of Justice (DOJ) filed a complaint against the Company and several other defendants in the U.S. District Court for the Southern District of Mississippi relating to the solicitation and award of a task order to provide information technology support services to the National Center for Critical Information Processing and Storage run by the Naval Oceanographic Command Major Shared Resource Center (MSRC) located at the Stennis Space Center in Mississippi. This matter originated with a lawsuit filed under seal by a former government employee pursuant to the qui tam provisions of the civil False Claims Act. The Company was awarded the task order at issue in April 2004. The DOJ’s complaint alleges that prior to the release of the task order solicitation, the Company’s employees and other eventual teammates met with government employees and obtained non-public information not provided to other potential bidders for this work, or received such information in advance of other bidders, giving the Company and its team an unfair advantage in competing for the task order. The complaint further alleges that the former MSRC director and deputy director took actions calculated to favor the Company in the bidding process. In its complaint, the government seeks approximately $116 million in damages, which represents the aggregate amount of all payments received by the Company under this task order, plus the trebling of such damages and penalties under the False Claims Act.

The Company and DOJ have negotiated a proposed settlement of this matter for approximately $25 million, subject to final approval within the DOJ. The Company has recorded a liability for approximately $25 million related to this matter as of July 31, 2011. The DOJ has informed the Company it expects to obtain final approval of the proposed settlement during September 2011. In light of the proposed settlement, the court has suspended further proceedings in this case. If DOJ were to withhold final approval of the proposed settlement, or the parties otherwise failed to conclude the proposed settlement, it is expected that the court would resume the proceedings and set a new date for trial, in which event the Company would vigorously defend itself on the merits. Although the Company expects this matter to be resolved in accordance with the proposed settlement, if the matter were to proceed to trial an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Greek Government Contract

Background and Arbitration. In May 2003, the Company entered into a firm-fixed-price contract with the Hellenic Republic of Greece (the Customer) to provide a Command, Control, Communications, Coordination and Integration System (the System) to support the 2004 Athens Summer Olympic Games (the Olympics) and to serve as the security system for the Customer’s public order departments following completion of the Olympics.

In November 2008, the Customer accepted the System in writing pursuant to the requirements of the modified contract. At the time, the Customer determined that the System substantially complied with the terms of the contract and accepted the System with certain alleged minor omissions and deviations. Upon System acceptance, the Company invoiced the Customer for approximately $19 million, representing the undisputed portion of the contract balance owed to the Company. The Customer has not paid this final invoice.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2009, the Company initiated arbitration before the International Chamber of Commerce against the Customer seeking damages for breaches of contract by the Customer. The Company seeks (i) aggregate damages in excess of $96 million for payment of amounts owed and other claims and damages, (ii) recovery of advance payment and performance bond amounts totaling $26 million and (iii) costs and expenses associated with the arbitration. The Customer filed an answer to the complaint denying liability on various grounds and a supplementary answer asserting set-off claims against amounts sought by the Company. The final arbitration hearing is scheduled to commence in May 2012. Due to the complex nature of the legal and factual issues involved, the outcome of the arbitration is uncertain.

Financial Status and Contingencies. As a result of the significant uncertainties on this contract, the Company converted to the completed-contract method of accounting and ceased recognizing revenues for the System development portion of this contract in fiscal 2006. No profits or losses were recorded on the Greek contract during the years ended January 31, 2011, 2010 and 2009. As of January 31, 2011, the Company has recorded $123 million of losses under the Greek contract, reflecting the Company’s estimated total cost to complete the System, assuming the Greek contract value was limited to the cash received to date. Based on the complex nature of this contractual situation and the difficulties encountered to date, significant uncertainties exist and the Company is unable to reliably estimate the ultimate outcome. However, the Company believes that the loss recorded is sufficient to account for the ultimate outcome of this contractual situation. The Company may reverse a portion of the losses from the Greek contract if it receives future payments as required under the modified Greek contract.

The Company has $16 million of receivables relating to value added taxes (VAT) as of January 31, 2011 that the Company has paid and believes it is entitled to recover either as a refund from the taxing authorities or as a payment under the Greek contract. The Company has invoiced the Customer for $34 million for VAT and the Customer has failed to make payment. If the Customer fails to pay the outstanding VAT amounts or the Company is unable to recover the amount as a refund from the taxing authorities, the Company’s total losses on the Greek contract could increase.

The Company has met certain advance payment and performance bonding requirements through the issuance of euro-denominated standby letters of credit. In fiscal 2011, the Customer drew, and the Company funded, $26 million on the Company’s standby letters of credit relating to the delivery of the System. As of January 31, 2011, there were $7 million in standby letters of credit outstanding relating to the support and maintenance of the System. The Company is seeking recovery of the amounts drawn by the Customer on the standby letters of credit in the ongoing arbitration. The principal subcontractor has provided to the Company euro-denominated standby letters of credit in the amount of $26 million as of January 31, 2011, of which $20 million relates to the delivery of the System. The Company may draw on the subcontractor’s standby letters of credit under certain circumstances by providing a statement to the responsible bank that the subcontractor has not fulfilled its obligations under the subcontract.

Additionally, Siemens AG (Siemens), the parent corporation of the Company’s principal subcontractor, has been subject to a number of investigations focusing on alleged improper payments to government officials and political parties in a number of countries, including Greece. The Company has taken a number of actions to determine that it had no involvement in any improper payments that may have been made by Siemens in connection with the Greek contract. If the Greek government’s investigation ultimately finds evidence of Siemens wrongdoing, the legal compliance and political issues that this would raise could impact the Company’s subcontractor’s ability to perform the subcontract and the Company’s ability to perform the Greek contract. This could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nuclear Regulatory Commission

The U.S. Department of Justice filed a lawsuit against the Company in September 2004 in the U.S. District Court for the District of Columbia alleging civil False Claims Act violations and breach of contract by the Company on two contracts that the Company had with the Nuclear Regulatory Commission (NRC). The complaint alleges that the Company’s performance of several subcontracts on separate U.S. Department of Energy (DOE) programs, the participation of a Company employee in an industry trade association, and certain other alleged relationships created organizational conflicts of interest under the two NRC contracts. The Company disputes that the work performed on the DOE programs and the alleged relationships raised by the government created organizational conflicts of interest. In July 2008, the jury found in favor of the government on the breach of contract and two False Claims Act counts. The jury awarded a nominal amount of $78 in damages for breach of contract and $2 million in damages for the False Claims Act claims. The judge entered the judgment in October 2008, trebling the False Claims Act damages and awarding a total of $585,000 in civil penalties. The Company appealed to the U.S. Court of Appeals for the District of Columbia Circuit. In December 2010, the Court of Appeals affirmed the District Court’s judgment as to both liability and damages of $78 on the breach of contract count and rescinded the judgment on the False Claims Act counts, including the aggregate damages and penalties. The Court of Appeals sent the False Claims Act counts back to the District Court for further proceedings. The Company has recorded a liability for an immaterial amount related to this matter as of January 31, 2011, based on its assessment of the likely outcome of this matter.

Timekeeping Contract with City of New York

Since 2000, the Company has performed under a systems development and implementation contract relating to an automated time and attendance and workforce management system (CityTime) for certain agencies of the City of New York (City). The Company has billed approximately $635 million under the contract, which was completed on June 30, 2011. The Company has recorded receivables of approximately $40 million as of July 31, 2011, reflecting the amount owed by the City to the Company under the terms of the contract.

The U.S. Attorney’s Office for the Southern District of New York is conducting a criminal investigation relating to the CityTime program. In December 2010, the U.S. Attorney’s Office filed a criminal complaint against six individuals who were employees of the quality assurance vendor that was under a direct contract with the New York City Office of Payroll Administration, or were principals of staffing firms that provided staff to the CityTime program as second-tier subcontractors to the Company, or were otherwise relatives of those individuals. On February 10, 2011, a federal grand jury indicted four of the individuals and added another individual defendant. On May 27, 2011, a criminal complaint was filed against a former Company employee who was the program manager on the CityTime contract. The complaint alleged that this former program manager conspired to defraud the City into extending the duration of and overpaying for the CityTime project in order to generate kickbacks for himself. It also alleged that he defrauded the Company by depriving it of his honest services, and charged him with money laundering to conceal proceeds of the fraudulent schemes.

On June 15, 2011, a federal grand jury in the Southern District of New York filed an indictment that superseded the February 2011 indictment naming the original defendants and charging the former Company program manager with violating various federal statutes relating to the alleged kickback scheme, including charges of conspiracy, wire fraud against the City of New York, honest services fraud against the Company and obstruction of justice. The indictment alleged that the former Company program manager received kickbacks totaling at least $9 million from the primary subcontractor, Technodyne LLC, and other second-tier subcontractors. Technodyne and its principals were also charged in the June 2011 indictment. Another former Company employee, a chief systems engineer, pleaded guilty in June 2011 to multiple criminal charges related to the same fraudulent scheme and admitted to taking at least $5 million in kickbacks from the primary subcontractor, Technodyne. The fraudulent scheme

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

described in the June 2011 indictment alleges that individuals from the Company (the former program manager and the former chief systems engineer), Technodyne, the second-tier subcontractors and others collaborated to defraud the City by overbilling and inflating the price paid by the City under the contract, all to illegally enrich themselves. In addition, although the Company is not charged in the June 2011 indictment, the indictment also alleges that the Company paid to Technodyne hundreds of millions of dollars under the contract after receiving a whistleblower complaint raising suspicions of kickbacks from Technodyne to the former program manager. The Company is continuing to cooperate with the U.S. Attorney’s investigation but cannot predict its outcome.

Statements have been issued from the City’s Office of the Mayor and Office of the Comptroller indicating that the City’s Department of Investigation would conduct a more extensive investigation regarding the CityTime contract, and that the City would withhold payment of amounts owing to the Company until the investigation was complete. In addition, these statements have also indicated that the City intends to pursue the recovery of costs associated with the CityTime program that the City’s investigation reveals were improperly charged to the City. On June 29, 2011, the Company received a letter from New York City Mayor Michael Bloomberg, which requests that the Company reimburse the City for approximately $600 million paid by the City to the Company for CityTime and the cost of investigating and remediating the CityTime program. The Company has informed the Mayor that it intends to work with the City towards a mutually acceptable resolution of the matter at the appropriate time.

Subsequent to January 31, 2011, based on events occurring after that date, the Company determined that a loss related to the outcome of the CityTime investigations is probable. However, the Company is not able to reasonably estimate the amount of potential loss or a range of potential loss. Accordingly, as of July 31, 2011, the Company has not recorded an impairment loss related to the $40 million receivable from the City or recorded a liability relating to this matter. However, an adverse outcome of any of these investigations may result in non-payment of the accounts receivable owed by the City to the Company, reimbursement of other amounts previously received by the Company under the contract, additional damages and penalties, and criminal fines, restitution and other remedies, including suspension or debarment from government contracting, any of which could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Other

The Company is also involved in various claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company’s management, based upon current information, will likely have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 20—Other Commitments and Contingencies:

VirnetX, Inc.

In fiscal 2007, the Company transferred several patents to VirnetX, Inc. In return, the Company received certain license rights and the right to receive, subject to certain caps and other limitations, royalties on VirnetX sales and a percentage of the consideration received in certain acquisitions and in patent infringement or enforcement claims against certain third parties, including Microsoft Corporation.

In May 2010, VirnetX and Microsoft entered into a settlement and license agreement to settle all claims asserted by VirnetX against Microsoft in two lawsuits. Under the agreement, Microsoft made a one-time payment to VirnetX of $200 million in cash in exchange for dismissal of both lawsuits and VirnetX granting to Microsoft a worldwide, irrevocable, nonexclusive, non-sublicensable fully paid up license under VirnetX’s patents. Under the Company’s agreements with VirnetX, the Company was entitled to receive 35% of the proceeds from the settlement of litigation with Microsoft after reduction for out-of-pocket costs, including legal fees and expenses, of VirnetX and the Company incurred in connection with the litigation. During fiscal 2011, the Company

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

received a royalty payment of $56 million in connection with this agreement, which was recognized as revenue, and reimbursement of approximately $3 million of legal fees and costs it incurred in connection with the litigation. The Company also paid $2 million as a royalty to the customer for which it developed some of the patented technologies to satisfy the Company’s obligation under the initial customer contract.

DS&S Joint Venture

In March 2006, the Company sold its interest in DS&S, a joint venture in which the Company owned a 50% interest. As part of the sale, the Company agreed to indemnify the purchaser for certain legal costs and expenses, including those related to a government investigation involving DS&S and any litigation resulting from that investigation up to the sum of the sales price of $9 million plus $1 million received by the Company in repayment of a loan owed by DS&S. As of January 31, 2011, the Company has deferred the potential $9 million gain on this sale pending resolution of the indemnification obligation.

Other Joint Ventures

The Company has a guarantee that relates only to claims brought by the sole customer of its joint venture, Bechtel SAIC Company, LLC, for specific contractual nonperformance of the joint venture. The Company also has a cross-indemnity agreement with the joint venture partner, pursuant to which the Company will only be ultimately responsible for the portion of any losses incurred under the guarantee equal to its ownership interest of 30%. As of January 31, 2011, the joint venture had completed performance requirements on the customer contract and was in the process of completing contract close-out activities. Based on current conditions, the Company believes the likelihood of having to make any future payment related to the guarantee is remote.

In conjunction with a contract award to one of the Company’s joint ventures, Research and Development Solutions, LLC (RDS), each of the three joint venture partners were required to sign a performance guarantee agreement with the U.S. Government. Under this agreement, the Company unconditionally guarantees all of RDS’s obligations to the U.S. Government under the contract award, which has a total estimated value of approximately $350 million. The Company also has a cross-indemnity agreement with each of the other two joint venture partners to protect it from liabilities for any U.S. Government claims resulting from the actions of the other two joint venture partners and to limit the Company’s liability to its share of the contract work. As of January 31, 2011, the joint venture had completed performance requirements on the customer contract and was in the process of completing contract close-out activities. Based on current conditions, the Company believes the likelihood of having to make any future payment related to the guarantee is remote.

Acquisition Indemnification Claims

Following the closing of an acquisition in December 2006, the Company identified several potential indemnification claims against the sellers. The claims against the sellers include the failure of the acquired company to comply with certain terms of contracts with the U.S. Government that required the acquired company in certain circumstances to provide price reductions for goods and services if it charged other customers a price lower than the prices it charged the U.S. Government at the time of contract award (the price reductions claims). The Company has disclosed this apparent non-compliance by the acquired company to the government and is fully cooperating with the government’s ongoing review of the matter. In October 2010, the Company and the sellers signed an agreement to settle all outstanding indemnification claims, except for the price reductions claims. The Company continues to have its indemnification rights relating to the price reductions claims in accordance with the acquisition agreement and an escrow fund is being maintained as security for these claims. Based on its current expectations, the Company believes that it has adequate recourse against the sellers for any expected liability to the government that may result from the price reductions claims.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Government Investigations and Reviews

The Company is routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, with respect to its role as a contractor to agencies and departments and in connection with performing services in countries outside of the United States. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and the Company could face penalties, fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on the Company’s business, consolidated financial position, results of operations and cash flows due to its reliance on government contracts.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, estimating system, purchasing system, property system, and earned value management system. Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. For example, it was determined that the audit procedures the DCAA previously used in reviewing some of the Company’s systems and other government contractors systems were not in compliance with the requirements of Generally Accepted Government Auditing Standards. As a result, certain previous audit reports were rescinded and the current audits and reviews have become more rigorous and the standards to which the Company is held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its current audits, the DCAA is closely examining and questioning several of the Company’s long established and disclosed practices that it had previously audited and accepted, increasing the uncertainty as to the ultimate conclusion that will be reached.

Subsequent to January 31, 2011, the DCAA completed audits of the Company’s accounting, billing, and indirect and other direct costs (IODC) systems (all of which are now included as part of the control environment and overall accounting system under the DoD’s recently issued business system rule). The audit results and the Company’s responses to those results are under evaluation by the Defense Contract Management Agency (DCMA), which is the responsible agency to determine whether any of the DCAA findings represent significant deficiencies or material weakness in the Company’s internal control systems. Additionally, the DCAA has commenced a newly designed comprehensive audit of the Company’s control environment and overall accounting system, which includes the systems that used to be known as the accounting, billing, IODC, compensation and labor systems. The Company also changed its indirect rate structure used in its indirect cost system and its direct labor bid structure used for its estimating system for fiscal 2011 and future years. The DCAA is performing reviews of these changes and the Company’s compliance with certain other U.S. Government Cost Accounting Standards. A finding of significant control deficiencies in the Company’s system audits or other reviews can result in decremented billing rates to its U.S. Government customers until the control deficiencies are corrected and their remediation is accepted by the DCMA. In addition, due to uncertainty created by the lack of timely completion of system and other audits, the Company has agreed to an immaterial downward adjustment to its provisional indirect billing rates for fiscal 2011 and 2012 pending resolution of such uncertainty.

Government audits and reviews may conclude that the Company’s practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. The Company’s receipt of adverse audit findings, or the failure to obtain an “adequate” determination of, its various accounting and management internal control systems, including changes to its indirect cost and direct labor estimating systems, from the responsible U.S. Government agency could significantly and adversely affect its business, including its ability to bid on new contracts and its competitive position in the bidding process. A determination

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. Government imposing penalties and sanctions against the Company, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect the Company’s ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

The Company’s indirect cost audits by the DCAA have not been completed for fiscal 2005 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal 2004 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company’s estimates, its profitability would be adversely affected. As of January 31, 2011, the Company has recorded a liability of $30 million for its best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal 2004.

Tax Audits and Reviews

The Company files income tax returns in the United States and various state and foreign jurisdictions and is subject to routine compliance reviews by the IRS and other taxing authorities. The Company has effectively settled with the IRS for fiscal years prior to and including fiscal 2008. Effective fiscal 2011, the Company is participating in the IRS Compliance Assurance Process, in which the Company and the IRS endeavor to agree on the treatment of all tax positions prior to the tax return being filed, thereby greatly reducing the period of time between tax return submission and settlement with the IRS. Future and ongoing reviews could have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows (Note 13).

The Company is subject to periodic audits by government agencies for taxes other than income taxes. The Company does not believe that the outcome of any other such tax matters would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Letters of Credit and Surety Bonds

The Company has outstanding letters of credit aggregating to $52 million at January 31, 2011, principally related to guarantees on contracts with foreign government customers. Of the total outstanding letters of credit, $7 million was related to certain advance payment and performance bonding requirements on a firm-fixed-price contract with the Greek government. The Company also has outstanding surety bonds in the amount of $319 million, principally related to performance and payment bonds.

Other

The DoD is in the process of restructuring the Company’s Army Brigade Combat Team Modernization program. As a result of this restructuring, certain efforts associated with the program were terminated for convenience by the DoD in July 2009, January 2010 and May 2011. The Company received an undefinitized change order which required the Company to submit a restructure proposal. The Company submitted its restructure proposal to its prime contractor in April 2010 and the prime contractor submitted its restructure proposal to the customer in May 2010. As of September 2011, the Company and prime contractor are working on a revised restructure proposal to give effect for additional changes in anticipated program scope that have occurred subsequent to the May 2010 submission. The Company continues to perform on this program in accordance with the revised scope of work under a reduced provisional billing rate that allows the Company to receive a lesser amount of the projected fee until the contract negotiations are completed. The Company has recognized revenues of approximately $339 and $111 million, including estimated fee, from October 2009 through January 31, 2011 and from February 2011 through July 31, 2011, respectively under the

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

undefinitized change order. The actual fee payable to the Company on this program is dependent on the outcome of the change order negotiations and may differ from amounts previously recognized.

The Company maintains self-insured medical and workers compensation insurance plans. The Company provided estimated accruals for claims incurred but not yet reported of $37 million and $34 million as of January 31, 2011 and 2010, respectively.

Note 21—Selected Quarterly Financial Data (Unaudited):

Selected unaudited financial data for each quarter of the last two fiscal years was as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	as adjusted (in millions, except per share amounts)
Fiscal 2011
Revenues	$2,627	$2,749	$2,821	$2,724
Operating income	$206	$272	$252	$217
Income from continuing operations(1)	$124	$157	$151	$126
Income from discontinued operations	$1	$33	$22	$5
Net income(1)	$125	$190	$173	$131
Basic earnings per share(2)	$.32	$.50	$.47	$.35
Diluted earnings per share(2)	$.32	$.50	$.46	$.35

Fiscal 2010
Revenues	$2,583	$2,675	$2,703	$2,619
Operating income	$198	$209	$225	$204
Income from continuing operations(1)	$113	$117	$130	$119
Income from discontinued operations	$4	$6	$5	$2
Net income(1)	$117	$123	$135	$121
Basic earnings per share(2)	$.29	$.31	$.34	$.31
Diluted earnings per share(2)	$.29	$.31	$.34	$.30

(1)	Income from continuing operations and net income relate to SAIC only, see Science Applications’ amounts detailed below.
(2)	Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

Science Applications:

Income from continuing operations and net income of Science Applications includes interest expense on the related party note and associated income taxes, which relate solely to Science Applications and are not reflected in the combined amounts above. Income from continuing operations and net income of Science Applications for each quarter of the last two fiscal years was as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions)
Fiscal 2011
Income from continuing operations	$121	$154	$149	$126
Net income	$122	$187	$171	$131

Fiscal 2010
Income from continuing operations	$110	$114	$125	$116
Net income	$114	$120	$130	$118

SAIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Six Months Ended July 31
	2011	2010 as adjusted
	(in millions, except per share amounts)
Revenues	$5,284	$5,376
Costs and expenses:
Cost of revenues	4,615	4,656
Selling, general and administrative expenses	230	242

Operating income	439	478
Non-operating income (expense):
Interest income	1	1
Interest expense	(56)	(37)
Other income (expense), net	5	(2)

Income from continuing operations before income taxes	389	440
Provision for income taxes	(147)	(159)

Income from continuing operations	242	281
Discontinued operations (Note 1):
Income from discontinued operations before income taxes	117	54
Provision for income taxes	(50)	(20)

Income from discontinued operations	67	34

Net income	$309	$315

Earnings per share (Note 2):
Basic:
Income from continuing operations	$.68	$.73
Income from discontinued operations	.19	.09

	$.87	$.82

Diluted:
Income from continuing operations	$.68	$.73
Income from discontinued operations	.19	.09

	$.87	$.82

See accompanying combined notes to condensed consolidated financial statements.

SAIC, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	July 31, 2011	January 31, 2011 as adjusted
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1,336	$1,367
Receivables, net	2,124	2,069
Inventory, prepaid expenses and other current assets	307	382
Assets of discontinued operations	—	49

Total current assets	3,767	3,867
Property, plant and equipment (less accumulated depreciation and amortization of $421 million and $398 million at July 31, 2011 and January 31, 2011, respectively)	354	359
Intangible assets, net	196	211
Goodwill	1,674	1,664
Deferred income taxes	31	51
Other assets	91	71

	$6,113	$6,223

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,222	$1,205
Accrued payroll and employee benefits	453	511
Income taxes payable	20	—
Notes payable and long-term debt, current portion	553	3
Liabilities of discontinued operations	—	29

Total current liabilities	2,248	1,748
Notes payable and long-term debt, net of current portion	1,299	1,849
Other long-term liabilities	143	135
Commitments and contingencies (Notes 10 and 11)
Stockholders’ equity:
Common stock, $.0001 par value, 2 billion shares authorized, 342 million and 362 million shares issued and outstanding at July 31, 2011 and January 31, 2011, respectively	—	—
Additional paid-in capital	1,989	2,090
Retained earnings	437	408
Accumulated other comprehensive loss	(3)	(7)

Total stockholders’ equity	2,423	2,491

	$6,113	$6,223

See accompanying combined notes to condensed consolidated financial statements.

SAIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(UNAUDITED)

	Shares of common stock	Additional paid-in capital	Retained earnings as adjusted	Accumulated other comprehensive loss as adjusted	Total	Comprehensive income
	(in millions)
Balance at January 31, 2011	362	$2,090	$408	$(7)	$2,491
Net income	—	—	309	—	309	$309
Other comprehensive income, net of tax	—	—	—	4	4	4
Issuances of stock	7	31	—	—	31	—
Repurchases of stock	(27)	(164)	(280)	—	(444)	—
Adjustments for income tax benefits from stock-based compensation	—	(12)	—	—	(12)	—
Stock-based compensation	—	44	—	—	44	—

Balance at July 31, 2011	342	$1,989	$437	$(3)	$2,423	$313

See accompanying combined notes to condensed consolidated financial statements.

SAIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended July 31
	2011	2010 as adjusted
	(in millions)
Cash flows from continuing operations:
Net income	$309	$315
Income from discontinued operations	(67)	(34)
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	55	51
Stock-based compensation	43	50
Excess tax benefits from stock-based compensation	—	(13)
(Gain) loss on sale of assets	(28)	1
Other items	1	1
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:
Receivables	(48)	10
Inventory, prepaid expenses and other current assets	33	(16)
Deferred income taxes	1	(4)
Other assets	(18)	1
Accounts payable and accrued liabilities	2	(96)
Accrued payroll and employee benefits	(55)	(22)
Income taxes payable	(17)	2
Other long-term liabilities	(1)	(5)

Total cash flows provided by continuing operations	210	241
Cash flows from investing activities of continuing operations:
Expenditures for property, plant and equipment	(30)	(35)
Acquisitions of business, net of cash acquired of $1 million in fiscal 2011	(26)	(140)
Net payment for purchase price adjustments related to prior year acquisitions	(3)	—
Proceeds from sale of property, plant and equipment	78	1

Total cash flows provided by (used in) investing activities of continuing operations	19	(174)
Cash flows from financing activities of continuing operations:
Payments on notes payable and long-term debt	(2)	(1)
Sales of stock and exercises of stock options	14	22
Repurchases of stock	(417)	(445)
Excess tax benefits from stock-based compensation	—	13
Other items	(2)	—

Total cash flows used in financing activities of continuing operations	(407)	(411)

Decrease in cash and cash equivalents from continuing operations	(178)	(344)

Cash flows from discontinued operations:
Cash provided by (used in) operating activities of discontinued operations	(20)	8
Cash provided by investing activities of discontinued operations	166	81

Increase in cash and cash equivalents from discontinued operations	146	89

Effect of foreign currency exchange rate changes on cash and cash equivalents	1	(2)

Total decrease in cash and cash equivalents	(31)	(257)

Cash and cash equivalents at beginning of period	1,367	861

Cash and cash equivalents at end of period	$1,336	$604

See accompanying combined notes to condensed consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Six Months Ended July 31
	2011	2010
	(in millions)
Revenues	$5,284	$5,376
Costs and expenses:
Cost of revenues	4,615	4,656
Selling, general and administrative expenses	230	242

Operating income	439	478
Non-operating income (expense):
Interest income	1	1
Interest expense	(60)	(46)
Other income (expense), net	5	(2)

Income from continuing operations before income taxes	385	431
Provision for income taxes	(144)	(156)

Income from continuing operations	241	275
Discontinued operations (Note 1):
Income from discontinued operations before income taxes	117	54
Provision for income taxes	(50)	(20)

Income from discontinued operations	67	34

Net income	$308	$309

See accompanying combined notes to condensed consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	July 31, 2011	January 31, 2011
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1,336	$1,367
Receivables, net	2,124	2,069
Inventory, prepaid expenses and other current assets	307	382
Assets of discontinued operations	—	49

Total current assets	3,767	3,867
Property, plant and equipment (less accumulated depreciation and amortization of $421 million and $398 million at July 31, 2011 and January 31, 2011, respectively)	354	359
Intangible assets, net	196	211
Goodwill	1,674	1,664
Deferred income taxes	31	51
Other assets	91	71

	$6,113	$6,223

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,202	$1,198
Accrued payroll and employee benefits	453	511
Income taxes payable	20	—
Notes payable and long-term debt, current portion	553	3
Liabilities of discontinued operations	—	29

Total current liabilities	2,228	1,741
Notes payable and long-term debt, net of current portion	1,299	1,849
Note payable to SAIC, Inc.	122	489
Other long-term liabilities	143	135
Commitments and contingencies (Notes 9 and 10)
Stockholders’ equity:
Common stock, $.01 par value, 10,000 shares authorized, 5,000 shares issued and outstanding at July 31, 2011 and January 31, 2011	—	—
Additional paid-in capital	233	233
Retained earnings	2,091	1,783
Accumulated other comprehensive loss	(3)	(7)

Total stockholders’ equity	2,321	2,009

	$6,113	$6,223

See accompanying combined notes to condensed consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

AND COMPREHENSIVE INCOME

(UNAUDITED)

	Shares of common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Comprehensive income
	(in millions)
Balance at January 31, 2011	—	$233	$1,783	$(7)	$2,009
Net income	—	—	308	—	308	$308
Other comprehensive income, net of tax	—	—	—	4	4	4

Balance at July 31, 2011	—	$233	$2,091	$(3)	$2,321	$312

See accompanying combined notes to condensed consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended July 31
	2011	2010
	(in millions)
Cash flows from continuing operations:
Net income	$308	$309
Income from discontinued operations	(67)	(34)
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	55	51
Stock-based compensation	43	50
(Gain) loss on sale of assets	(28)	1
Other items	1	1
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:
Receivables	(48)	10
Inventory, prepaid expenses and other current assets	33	(16)
Deferred income taxes	1	(4)
Other assets	(18)	1
Accounts payable and accrued liabilities	2	(95)
Accrued payroll and employee benefits	(55)	(22)
Income taxes payable	(17)	2
Other long-term liabilities	(1)	(5)

Total cash flows provided by continuing operations	209	249
Cash flows from investing activities of continuing operations:
Expenditures for property, plant and equipment	(30)	(35)
Acquisitions of business, net of cash acquired of $1 million in fiscal 2011	(26)	(140)
Net payment for purchase price adjustments related to prior year acquisitions	(3)	—
Proceeds from sale of property, plant and equipment	78	1

Total cash flows provided by (used in) investing activities of continuing operations	19	(174)
Cash flows from financing activities of continuing operations:
Payments on notes payable and long-term debt	(2)	(1)
Proceeds from note payable to SAIC, Inc.	466	490
Payments on note payable to SAIC, Inc.	(868)	(908)
Other items	(2)	—

Total cash flows used in financing activities of continuing operations	(406)	(419)

Decrease in cash and cash equivalents from continuing operations	(178)	(344)

Cash flows from discontinued operations:
Cash provided by (used in) operating activities of discontinued operations	(20)	8
Cash provided by investing activities of discontinued operations	166	81

Increase in cash and cash equivalents from discontinued operations	146	89

Effect of foreign currency exchange rate changes on cash and cash equivalents	1	(2)

Total decrease in cash and cash equivalents	(31)	(257)

Cash and cash equivalents at beginning of period	1,367	861

Cash and cash equivalents at end of period	$1,336	$604

See accompanying combined notes to condensed consolidated financial statements.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1—Summary of Significant Accounting Policies:

Nature of Operations and Basis of Presentation

SAIC, Inc. (“SAIC”) is a holding company whose direct 100%-owned subsidiary is Science Applications International Corporation (“Science Applications”), a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to all agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS), and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets.

The consolidated financial statements of SAIC include the accounts of all majority-owned and 100%-owned subsidiaries, including Science Applications. The consolidated financial statements of Science Applications include the accounts of all its majority-owned and 100%-owned subsidiaries. SAIC does not have separate operations, assets or liabilities independent of Science Applications, except for a note receivable from Science Applications (“the related party note”), on which Science Applications pays interest. From time to time SAIC issues stock to Science Applications employees, which is reflected in SAIC’s Statement of Stockholders’ Equity and results in an increase to the related party note (see Note 7). All intercompany transactions and accounts have been eliminated in consolidation.

These Combined Notes to Condensed Consolidated Financial Statements apply to both SAIC and Science Applications. As SAIC consolidates Science Applications for financial statement purposes, disclosures that relate to activities of Science Applications also apply to SAIC. References to the “Company” refer collectively to SAIC, Science Applications, and its consolidated subsidiaries.

The accompanying financial information has been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Certain disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended January 31, 2011 included in this prospectus. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Estimates have been prepared by management on the basis of the most current and best available information at the time of estimation and actual results could differ from those estimates.

In the opinion of management, the financial information as of July 31, 2011, January 31, 2011 and for the six months ended July 31, 2011 and 2010 reflects all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation thereof. Operating results for the six months ended July 31, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2012, or any future period.

Unless otherwise noted, references to years are for fiscal years ended January 31. For example, the fiscal year ending January 31, 2012 is referred to as “fiscal 2012” in these notes to condensed consolidated financial statements.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Pension Accounting Change

The Company sponsors a defined benefit pension plan in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which expired. On June 10, 2011, the Company sold certain components of the business, including the component of the business that contained this pension and employed the pension plan participants. The Company has classified the operating results of this business component, including pension expense through the date of sale, as discontinued operations for all periods presented. Pursuant to the definitive sale agreement, the Company retained the assets and obligations of this defined benefit pension plan. As a result of retaining the pension obligation, the remaining components of ongoing pension expense, primarily interest costs and assumed return on plan assets are recorded in continuing operations for periods following the sale.

On February 1, 2011, the Company elected to change its method of recognizing pension expense. Immediately prior to the change, net actuarial gains or losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans’ projected benefit obligation (which is referred to as the corridor) were recognized over the average remaining life expectancy of the plan participants. Under the newly adopted accounting method, the Company recognizes all net actuarial gains or losses in excess of the corridor annually in the fourth quarter of each fiscal year and whenever the plan is remeasured. While the historical method of recognizing pension expense was acceptable, the Company believes that the new method is preferable as it eliminates the delay in recognizing actuarial gains and losses in excess of the corridor, resulting in a more timely reflection of the effects of economic and interest rate conditions on plan obligations, investments and assumptions.

This change in accounting was reported through retrospective application of the new method to all periods presented, which have been designated “as adjusted”. The effect of the change from inception of the plan to January 31, 2010 resulted in a $26 million decrease in both retained earnings and net unrecognized actuarial loss on the defined benefit plan, net of tax (a component of accumulated other comprehensive loss). The effect of the change on the previously reported balances as of January 31, 2011 was a $25 million decrease in both retained earnings and net unrecognized actuarial loss on the defined benefit plan, net of tax (a component of accumulated other comprehensive loss). The accounting change did not have a material impact on the condensed consolidated statements of income for the six months ended July 31, 2011 and 2010.

Discontinued Operations

On June 10, 2011, in order to better align its business portfolio with its strategy, the Company sold certain components of the business, which were historically included in the Company’s Commercial segment, primarily focused on providing information technology (IT) services to international oil and gas companies. As described above under “Pension Accounting Change”, the Company has classified the operating results of these business components, including pension expense through the date of sale, as discontinued operations for all periods presented.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The pre-sale operating results of the business sold for the periods presented were as follows:

	Six Months Ended July 31
	2011	2010 as adjusted
	(in millions)
Revenues	$69	$103
Costs and expenses:
Cost of revenues	54	84
Selling, general and administrative expenses	8	17

Operating income	$7	$2

During the six months ended July 31, 2011, the Company received proceeds of $169 million resulting in a preliminary gain on sale before income taxes of $109 million related to this sale, subject to contractual adjustments. During the six months ended July 31, 2010, the Company recorded a pre-tax gain of $52 million related to the settlement of an arbitration proceeding brought against Telkom South Africa by the Company’s former subsidiary, Telcordia Technologies, Inc. Income from discontinued operations also includes other activity that is immaterial and not reflected above.

Supplementary Cash Flow Information

Supplementary cash flow information, including non-cash investing and financing activities, for the periods presented was as follows:

	Six Months Ended July 31
	2011	2010
	(in millions)
Stock exchanged upon exercise of stock options	$14	$30

Vested stock issued as settlement of annual bonus accruals	$3	$4

Increase (decrease) in accrued stock repurchases	$13	$(24)

Fair value of assets acquired in acquisitions	$29	$167
Less: cash paid in acquisitions, net of cash acquired of $1 million in fiscal 2011	(26)	(140)

Liabilities assumed in acquisitions	$3	$27

Cash paid for interest (including discontinued operations)	$52	$35

Cash paid for income taxes (including discontinued operations)	$121	$157

Accounting Standards Updates Adopted

In the descriptions of accounting standards updates that follow, references to descriptive titles in “italics” relate to the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topics and Subtopics, and their descriptive titles, as appropriate.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In October 2009, the FASB issued an update to “Revenue Recognition—Multiple-Deliverable Revenue Arrangements.” This update removed the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaced references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provided a hierarchy that entities must use to estimate the selling price, eliminated the use of the residual method for allocation, and expanded the ongoing disclosure requirements. This update was effective for the Company beginning February 1, 2011 and was applied prospectively. The adoption of this accounting standard update did not have a material impact on the Company’s consolidated financial position and results of operations.

In October 2009, the FASB issued an update to “Software—Multiple-Deliverable Revenue Arrangements.” This update amended the existing accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are excluded from the scope of software revenue guidance. In addition, this update provided guidance on how a vendor should allocate consideration to deliverables in an arrangement that includes both tangible products and software and enhanced the disclosure requirements related to these arrangements. This update was effective for arrangements entered into or materially modified by the Company after January 31, 2011 and was applied prospectively. The adoption of this accounting standard update did not have a material impact on the Company’s consolidated financial position and results of operations.

Accounting Standards Updates Issued But Not Yet Adopted

Other accounting standards and updates issued but not effective for the Company until after July 31, 2011, are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Subsequent Events

SAIC previously filed its financial statements for the six months ended July 31, 2011 on September 2, 2011. The Company has updated its evaluation of subsequent events through September 18, 2011, which is the date of issuance of these combined financial statements which include Science Applications (a non SEC filer as of September 18, 2011).

Note 2—Earnings Per Share (EPS):

In calculating EPS using the two-class method, the Company is required to allocate a portion of its earnings to its unvested stock awards containing nonforfeitable rights to dividends or dividend equivalents (participating securities). Basic EPS is computed by dividing income less earnings allocable to participating securities by the basic weighted average number of shares outstanding. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding stock options and other stock-based awards.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

A reconciliation of the income used to compute basic and diluted EPS for the periods presented was as follows:

	Six Months Ended July 31
	2011	2010 as adjusted
	(in millions)
Basic EPS:
Income from continuing operations, as reported	$242	$281
Less: allocation of undistributed earnings to participating securities	(9)	(10)

Income from continuing operations, for computing basic EPS	$233	$271

Net income, as reported	$309	$315
Less: allocation of undistributed earnings to participating securities	(11)	(11)

Net income, for computing basic EPS	$298	$304

Diluted EPS:
Income from continuing operations, as reported	$242	$281
Less: allocation of undistributed earnings to participating securities	(9)	(10)

Income from continuing operations, for computing diluted EPS	$233	$271

Net income, as reported	$309	$315
Less: allocation of undistributed earnings to participating securities	(11)	(11)

Net income, for computing diluted EPS	$298	$304

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted EPS for the periods presented was as follows:

	Six Months Ended July 31
	2011	2010
	(in millions)
Basic weighted average number of shares outstanding	342	369
Dilutive common share equivalents—stock options and other stock awards	1	2

Diluted weighted average number of shares outstanding	343	371

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Basic and diluted EPS for the periods presented was as follows:

	Six Months Ended July 31
	2011	2010 as adjusted
Basic:
Income from continuing operations	$.68	$.73
Income from discontinued operations	.19	.09

	$.87	$.82

Diluted:
Income from continuing operations	$.68	$.73
Income from discontinued operations	.19	.09

	$.87	$.82

The following stock-based awards were excluded from the weighted average number of shares outstanding used to compute basic and diluted EPS for the periods presented:

	Six Months Ended July 31
	2011	2010
	(in millions)
Antidilutive stock options excluded	22	20

Performance-based stock awards excluded	1	1

Note 3—Stock-Based Compensation:

Total Stock-Based Compensation. Total stock-based compensation expense for the periods presented was as follows:

	Six Months Ended July 31
	2011	2010
	(in millions)
Stock options	$10	$11
Vesting stock awards	35	36
Performance-based stock awards	(2)	3

Total stock-based compensation expense	$43	$50

Stock Options. Stock options granted during the six months ended July 31, 2011 and 2010 have terms of seven years and five years, respectively, and a vesting period of four years, except for stock options granted to the Company’s outside directors, which have a vesting period of one year.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The fair value of the Company’s stock option awards is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average grant-date fair value and assumptions used to determine the fair value of stock options granted for the periods presented were as follows:

	Six Months Ended July 31
	2011	2010
Weighted average grant-date fair value	$4.21	$3.96
Expected term (in years)	4.9	3.8
Expected volatility	23.4%	25.1%
Risk-free interest rate	2.2%	2.1%
Dividend yield	0%	0%

Stock option activity for the six months ended July 31, 2011 was as follows:

	Shares of stock under stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
	(in millions)		(in years)	(in millions)
Outstanding at January 31, 2011	25.0	$17.31	2.1	$11
Options granted	3.9	16.92
Options forfeited or expired	(2.0)	15.94
Options exercised	(4.4)	14.69		8

Outstanding at July 31, 2011	22.5	17.88	2.6	—

Exercisable at July 31, 2011	10.3	18.09	1.6	—

Vesting Stock Awards. Vesting stock award activity for the six months ended July 31, 2011 was as follows:

	Shares of stock under stock awards	Weighted average grant- date fair value
	(in millions)
Unvested stock awards at January 31, 2011	11.7	$18.03
Awards granted	5.6	16.91
Awards forfeited	(0.7)	17.81
Awards vested	(3.6)	17.93

Unvested stock awards at July 31, 2011	13.0	17.58

The fair value of vesting stock awards that vested during the six months ended July 31, 2011 and 2010 was $61 million and $53 million, respectively.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Performance-Based Stock Awards. Performance-based stock award activity for the six months ended July 31, 2011 was as follows:

	Expected number of shares of stock to be issued under performance- based stock awards	Weighted average grant- date fair value
	(in millions)
Outstanding at January 31, 2011	1.0	$17.89
Awards granted	0.5	16.92
Adjustments to expected number of shares of stock to be issued	(0.3)	18.33

Outstanding at July 31, 2011	1.2	17.32

Adjustments to the expected number of shares of stock to be issued are due to changes in the expected level of achievement of the performance goals over the life of the awards. As of July 31, 2011, there have been no vesting events for performance-based stock awards.

Note 4—Acquisitions:

Patrick Energy Services, Inc. On May 13, 2011, the Company acquired all of the outstanding equity interests of Patrick Energy Services, Inc., a provider of performance-based transmission and distribution power system solutions, for a preliminary purchase price of $25 million paid in cash, subject to contractual adjustments. This acquisition enhances the Company’s energy and smart grid services portfolio by adding additional transmission and distribution engineering services to its existing capabilities. The preliminary purchase price allocation resulted in goodwill of $14 million (all of which is tax deductible) and identifiable finite-lived intangible assets of $7 million (amortizable over a weighted average life of seven years). The Company has not yet obtained all of the information required to complete the purchase price allocation related to this acquisition. The final purchase price allocation will be completed after the information identified by the Company has been received.

Vitalize Consulting Solutions, Inc. Subsequent to July 31, 2011, the Company acquired all of the outstanding equity interests of Vitalize Consulting Solutions, Inc., a provider of clinical, business and information technology services for healthcare enterprises for a preliminary purchase price of $190 million paid in cash, subject to contractual adjustments. This acquisition expands the Company’s capabilities in both federal and commercial markets to help customers better address electronic health record implementation and optimization demand.

These acquisitions, which individually and in the aggregate were not material business combinations, were both in the Health, Energy and Civil Solutions segment.

Note 5—Goodwill and Intangible Assets:

Effective February 1, 2011, the Company redefined its Government and Commercial reportable segments into the following: Defense Solutions (DS); Health, Energy and Civil Solutions (HECS); and Intelligence and Cybersecurity Solutions (ICS) (see Note 8). The carrying value of goodwill by segment at January 31, 2011 has been recast to give effect to the change in reportable segments and for discontinued operations ($14 million).

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The changes in the carrying value of goodwill by segment for the six months ended July 31, 2011 were as follows:

	DS	HECS	ICS	Total
	(in millions)
Goodwill at January 31, 2011	$405	$634	$625	$1,664
Acquisitions	—	14	—	14
Adjustments	—	1	(5)	(4)

Goodwill at July 31, 2011	$405	$649	$620	$1,674

Goodwill adjustments for the six months ended July 31, 2011 resulted from the finalization of purchase price allocations related to prior year acquisitions.

Intangible assets, including those arising from preliminary estimates of assets acquired relating to acquisitions, for the periods presented consisted of the following:

	July 31, 2011			January 31, 2011
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
	(in millions)
Finite-lived intangible assets:
Customer relationships	$127	$76	$51	$121	$65	$56
Software and technology	169	48	121	157	37	120
Other	2	1	1	2	1	1

Total finite-lived intangible assets	298	125	173	280	103	177
Indefinite-lived intangible assets:
In-process research and development	19	—	19	30	—	30
Trade names	4	—	4	4	—	4

Total indefinite-lived intangible assets	23	—	23	34	—	34

Total intangible assets	$321	$125	$196	$314	$103	$211

Amortization expense related to finite-lived intangible assets was $22 million and $17 million for the six months ended July 31, 2011 and 2010, respectively.

There were no goodwill or intangible asset impairment losses during the six months ended July 31, 2011 and 2010.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The estimated annual amortization expense related to finite-lived intangible assets as of July 31, 2011 was as follows:

Fiscal Year Ending January 31
(in millions)
2012 (remainder of the fiscal year)	$20
2013	36
2014	32
2015	23
2016	19
2017	14
2018 and thereafter	29

$173

Actual amortization expense in future periods could differ from these estimates as a result of future acquisitions, divestitures, impairments, the outcome and timing of completion of in-process research and development projects (the assets of which will become amortizable upon completion and placement into service, or will be impaired if abandoned), adjustments to preliminary valuations of intangible assets and other factors.

Note 6—Financial Instruments:

The Company’s cash equivalents were primarily comprised of investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities and investment-grade corporate securities that have original maturities of three months or less. There are no restrictions on the withdrawal of the Company’s cash and cash equivalents. The Company’s cash equivalents are recorded at historical cost which equals fair value based on quoted market prices (Level 1 input as defined by the accounting standard for fair value measurements).

The Company utilizes foreign currency forward contracts to manage foreign currency exchange rate risk related to receipts from customers, payments to suppliers and certain intercompany transactions denominated in currencies other than the Company’s (or one of its subsidiaries’) functional currency. As of July 31, 2011, outstanding foreign currency forward contracts had an immaterial aggregate notional amount and an immaterial fair value, which is estimated using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount (Level 2 input). Since the foreign currency forward contracts do not qualify as cash flow hedges in accordance with the accounting standard for derivative and hedging instruments, gains and losses are recognized in earnings immediately. During the six months ended July 31, 2011 and 2010, the Company recognized net gains from foreign currency forward contracts (included in other income (expense), net) of less than $1 million. The Company does not use derivatives for trading or speculative purposes.

During the first quarter of fiscal 2012, the Company amended and restated its revolving credit facility. The amended and restated revolving credit facility provides for $750 million in unsecured borrowing capacity at interest rates determined, at the Company’s option, based on either LIBOR plus a margin or a defined base rate through fiscal 2016. As of July 31, 2011 and January 31, 2011, there were no borrowings outstanding under the revolving credit facility.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The revolving credit facility contains certain customary representations and warranties, as well as certain affirmative and negative covenants. The financial covenants contained in the revolving credit facility require that, for a period of four trailing fiscal quarters, the Company maintains a ratio of consolidated funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for other items as defined in the credit facility of not more than 3.0 to 1.0 and a ratio of EBITDA adjusted for other items as defined in the credit facility to interest expense of greater than 3.5 to 1.0. The Company was in compliance with these financial covenants as of July 31, 2011.

Other covenants restrict certain of the Company’s activities, including among other things, its ability to create liens, dispose of certain assets and merge or consolidate with other entities. The revolving credit facility also contains certain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events, nonpayment, cross-defaults to other debt, breach of specified covenants, Employee Retirement Income Security Act (ERISA) events, material monetary judgments, change of control events and the material inaccuracy of the Company’s representations and warranties.

The Company’s notes payable and long-term debt consisted of the following:

	Stated interest rate	Effective interest rate	July 31, 2011	January 31, 2011
			($ in millions)
SAIC senior unsecured notes:
$450 million notes issued in fiscal 2011, which mature in December 2020	4.45%	4.59%	$448	$448
$300 million notes issued in fiscal 2011, which mature in December 2040	5.95%	6.03%	300	300
Science Applications senior unsecured notes:
$550 million notes issued in fiscal 2003, which mature in July 2012	6.25%	6.50%	550	550
$250 million notes issued in fiscal 2003, which mature in July 2032	7.13%	7.43%	248	248
$300 million notes issued in fiscal 2004, which mature in July 2033	5.50%	5.78%	296	296
Other notes payable due on various dates through fiscal 2017	0%-3.1%	Various	10	10

Total notes payable and long-term debt			1,852	1,852
Less current portion			553	3

Total notes payable and long-term debt, net of current portion			$1,299	$1,849

Fair value of notes payable and long-term debt			$2,010	$1,930

The fair value of long-term debt is determined based on interest rates available for debt with terms and maturities similar to the Company’s existing debt arrangements (Level 2 input as defined by the accounting standard for fair value measurements).

The senior unsecured notes contain customary restrictive covenants, including, among other things, restrictions on the Company’s ability to create liens and enter into sale and leaseback transactions. The Company was in compliance with all covenants as of July 31, 2011.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 7—Related Party Transactions:

Science Applications has fully and unconditionally guaranteed the obligations of SAIC under its $450 million 4.45% notes and $300 million 5.95% notes. These notes have been reflected as debt of Science Applications.

Science Applications has fully and unconditionally guaranteed any borrowings under SAIC’s amended and restated revolving credit facility maturing in fiscal 2016. SAIC has fully and unconditionally guaranteed the obligations of Science Applications under its $300 million 5.5% notes, $550 million 6.25% notes and $250 million 7.13% notes.

SAIC has loaned cash to Science Applications and issues stock to employees of Science Applications. In addition, Science Applications may pay certain expenses on behalf of SAIC which are reflected in the related party note. The related party note bears interest based on LIBOR plus a market-based premium and is paid on a monthly basis or, upon approval by SAIC, increases the related party note balance. Portions of the related party note may be repaid at any time prior to maturity in fiscal 2013, which will be automatically extended for successive one-year periods unless SAIC or Science Applications provides prior notice to the other party.

Note 8—Comprehensive Income and Accumulated Other Comprehensive Loss:

The components of comprehensive income for the periods presented were as follows:

	Six Months Ended July 31
	2011	2010 as adjusted
	(in millions)
Net income	$309	$315
Other comprehensive income (loss):
Foreign currency translation adjustments	7	(1)
Deferred taxes	(3)	(1)

Foreign currency translation adjustments, net of tax	4	(2)

Reclassification of realized loss on settled derivative instruments to net income	—	1
Deferred taxes	—	—

Reclassification of realized loss on settled derivative instruments to net income, net of tax	—	1

Pension liability adjustment	—	7
Deferred taxes	—	(2)

Pension liability adjustment, net of tax	—	5

Total other comprehensive income (loss), net of tax	4	4

Comprehensive income	$313	$319

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The components of accumulated other comprehensive loss were as follows:

	July 31, 2011	January 31, 2011 as adjusted
	(in millions)
Foreign currency translation adjustments, net of taxes of $(1) million and $2 million as of July 31, 2011 and January 31, 2011, respectively	$2	$(2)
Unrecognized net loss on settled derivative instruments associated with outstanding debt, net of taxes of $4 million as of July 31, 2011 and January 31, 2011	(5)	(5)

Total accumulated other comprehensive loss, net of taxes of $3 million and $6 million as of July 31, 2011 and January 31, 2011, respectively	$(3)	$(7)

As of July 31, 2011, $1 million of the unrealized net loss on settled derivative instruments (pre-tax) will be amortized and recognized as interest expense during the next 12 months.

Note 9—Business Segment Information:

The Company defines its reportable segments based on the way the chief operating decision maker (CODM), currently its chief executive officer, manages the operations of the Company for purposes of allocating resources and assessing performance.

Prior to February 1, 2011, the CODM managed the Company’s operations at the business unit level, each of which reported to one of several operating groups. The Company’s business units were aggregated into reportable segments, Government and Commercial, based on the nature of the customers served, contractual requirements and the regulatory environment governing the business unit’s operations. The Company also had a Corporate and Other segment.

Effective February 1, 2011, the Company further aligned its operations within the maturing group structure that is better organized around the markets served and the nature of products and services provided to customers in those markets. Coincident with the completion of this organizational alignment, the CODM commenced management of the Company’s operations at the group level for purposes of allocating resources and assessing performance. As a result of this change, the Company redefined its reportable segments into the following: Defense Solutions; Health, Energy and Civil Solutions; Intelligence and Cybersecurity Solutions; and Corporate and Other. The Intelligence and Cybersecurity Solutions reportable segment represents the aggregation of the Intelligence, Surveillance, and Reconnaissance group and Cyber and Information Solutions business unit, which reports directly to the CODM, because they share similar economic characteristics, and similarities in the nature of products and services provided, methods of service delivery, customers served and the regulatory environment in which they operate.

Defense Solutions provides systems engineering and specialized technical services and solutions in support of command and control, communications, modeling and simulation, logistics, readiness and sustainment and network operations to a broad customer base within the defense industry. Defense Solutions helps design and implement advanced, networked command and control systems to enable U.S. and allied defense customers to plan, direct, coordinate and control forces and operations at strategic, operational and tactical levels. Defense Solutions also provides a wide range of logistics and product support solutions, including supply chain management, demand forecasting, distribution, maintenance and training services, to enhance the readiness and operational capability of U.S. military personnel and their weapons and support systems. Major customers of Defense Solutions include most branches of the U.S. military.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Health, Energy and Civil Solutions provides services and solutions in the areas of critical infrastructure, homeland security, safety and mission assurance, training, environmental assessments and restoration, engineering design, construction and sophisticated IT services across a broad customer base. These services and solutions range from design and construction services, energy renewables and energy distribution/smart-grid, to healthcare IT and engineering, health infrastructure, biomedical support and research. Health, Energy and Civil Solutions also provides integrated security solutions and training expertise in the detection of chemical, biological, radiological, nuclear and explosive threats and designs and develops products and applied technologies that aid anti-terrorism and homeland security efforts, including border, port and security inspection systems and checked baggage explosive detection systems. Major customers of Health, Energy and Civil Solutions primarily include the U.S. federal government, foreign governments, state and local governmental agencies and commercial enterprises in various industries.

Intelligence and Cybersecurity Solutions provides systems and services focused on intelligence, surveillance, reconnaissance and cybersecurity across a broad spectrum of national security programs. Intelligence and Cybersecurity Solutions provides quick reaction, manned and unmanned airborne, maritime, space and ground-based surveillance systems which leverage an understanding of the underlying physics and operating in space, weight and power-constrained environments. Intelligence and Cybersecurity Solutions also provides intelligence processing, exploitation, and dissemination solutions, including systems designed to optimize decision-making in high rate, large volume, and complex data environments. Intelligence and Cybersecurity Solutions provides cybersecurity technology solutions, analytics and forensics, and products that protect data, applications, and modern information technology infrastructures from advanced and persistent threats as well as mission support in the geospatial, intelligence analysis, technical operations, and linguistics domains. Major customers of Intelligence and Cybersecurity Solutions include the national and military intelligence agencies, and other federal, civilian and commercial customers in the national security complex.

Corporate and Other includes the operations of our internal real estate management subsidiary, various corporate activities, certain corporate expense items that are not reimbursed by the Company’s U.S. Government customers and certain revenue and expense items excluded from the CODM’s evaluation of a reportable segment’s performance.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The interim business segment information for the periods presented, with the prior year period recast to give effect to the change in reportable segments and for discontinued operations was as follows:

	Six Months Ended July 31
	2011	2010
	(in millions)
Revenues:
Defense Solutions	$2,222	$2,269
Health, Energy and Civil Solutions	1,336	1,377
Intelligence and Cybersecurity Solutions	1,727	1,677
Corporate and Other	1	56
Intersegment elimination	(2)	(3)

Total revenues	$5,284	$5,376

Operating income (loss):
Defense Solutions	$178	$177
Health, Energy and Civil Solutions	117	127
Intelligence and Cybersecurity Solutions	159	131
Corporate and Other	(15)	43

Total operating income	$439	$478

Asset information by segment is not a key measure of performance used by the CODM. Interest income, interest expense and provision for income taxes, as reported in the condensed consolidated financial statements, are not part of operating income and are primarily recorded at the corporate level.

Note 10—Legal Proceedings:

Timekeeping Contract with City of New York

Since 2000, the Company has performed under a systems development and implementation contract relating to an automated time and attendance and workforce management system (CityTime) for certain agencies of the City of New York (City). The Company has billed approximately $635 million under the contract, which was completed on June 30, 2011. The Company has recorded receivables of approximately $40 million as of July 31, 2011, reflecting the amount owed by the City to the Company under the terms of the contract.

The U.S. Attorney’s Office for the Southern District of New York is conducting a criminal investigation relating to the CityTime program. In December 2010, the U.S. Attorney’s Office filed a criminal complaint against six individuals who were employees of the quality assurance vendor that was under a direct contract with the New York City Office of Payroll Administration, or were principals of staffing firms that provided staff to the CityTime program as second-tier subcontractors to the Company, or were otherwise relatives of those individuals. On February 10, 2011, a federal grand jury indicted four of the individuals and added another individual defendant. On May 27, 2011, a criminal complaint was filed against a former Company employee who was the program manager on the CityTime contract. The complaint alleged that this former program manager conspired to defraud the City into extending the duration of and overpaying for the CityTime project in order to generate kickbacks for himself. It also alleged that he defrauded the Company by depriving it of his honest services, and charged him with money laundering to conceal proceeds of the fraudulent schemes.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

On June 15, 2011, a federal grand jury in the Southern District of New York filed an indictment that superseded the February 2011 indictment naming the original defendants and charging the former Company program manager with violating various federal statutes relating to the alleged kickback scheme, including charges of conspiracy, wire fraud against the City of New York, honest services fraud against the Company and obstruction of justice. The indictment alleged that the former Company program manager received kickbacks totaling at least $9 million from the primary subcontractor, Technodyne LLC, and other second-tier subcontractors. Technodyne and its principals were also charged in the June 2011 indictment. Another former Company employee, a chief systems engineer, pleaded guilty in June 2011 to multiple criminal charges related to the same fraudulent scheme and admitted to taking at least $5 million in kickbacks from the primary subcontractor, Technodyne. The fraudulent scheme described in the June 2011 indictment alleges that individuals from the Company (the former program manager and the former chief systems engineer), Technodyne, the second-tier subcontractors and others collaborated to defraud the City by overbilling and inflating the price paid by the City under the contract, all to illegally enrich themselves. In addition, although the Company is not charged in the June 2011 indictment, the indictment also alleges that the Company paid to Technodyne hundreds of millions of dollars under the contract after receiving a whistleblower complaint raising suspicions of kickbacks from Technodyne to the former program manager. The Company is continuing to cooperate with the U.S. Attorney’s investigation but cannot predict its outcome.

Statements have been issued from the City’s Office of the Mayor and Office of the Comptroller indicating that the City’s Department of Investigation would conduct a more extensive investigation regarding the CityTime contract, and that the City would withhold payment of amounts owing to the Company until the investigation was complete. In addition, these statements have also indicated that the City intends to pursue the recovery of costs associated with the CityTime program that the City’s investigation reveals were improperly charged to the City. On June 29, 2011, the Company received a letter from New York City Mayor Michael Bloomberg, which requests that the Company reimburse the City for approximately $600 million paid by the City to the Company for CityTime and the cost of investigating and remediating the CityTime program. The Company has informed the Mayor that it intends to work with the City towards a mutually acceptable resolution of the matter at the appropriate time.

The Company believes that a loss related to the outcome of the CityTime investigations is probable. However, the Company is not able to reasonably estimate the amount of potential loss or a range of potential loss. Accordingly, as of July 31, 2011, the Company has not recorded an impairment loss related to the $40 million receivable from the City or recorded a liability relating to this matter. However, an adverse outcome of any of these investigations may result in non-payment of the accounts receivable owed by the City to the Company, reimbursement of other amounts previously received by the Company under the contract, additional damages and penalties, and criminal fines, restitution and other remedies, including suspension or debarment from government contracting, any of which could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

National Center for Critical Information Processing and Storage Contract

In June 2009, the U.S. Department of Justice (DOJ) filed a complaint against the Company and several other defendants in the U.S. District Court for the Southern District of Mississippi relating to the solicitation and award of a task order to provide information technology support services to the National Center for Critical Information Processing and Storage run by the Naval Oceanographic Command Major Shared Resource Center (MSRC) located at the Stennis Space Center in Mississippi. This matter originated with a lawsuit filed under seal by a former government employee pursuant to the qui tam provisions of the civil False Claims Act. The Company was

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

awarded the task order at issue in April 2004. The DOJ’s complaint alleges that prior to the release of the task order solicitation, the Company’s employees and other eventual teammates met with government employees and obtained non-public information not provided to other potential bidders for this work, or received such information in advance of other bidders, giving the Company and its team an unfair advantage in competing for the task order. The complaint further alleges that the former MSRC director and deputy director took actions calculated to favor the Company in the bidding process. In its complaint, the government seeks approximately $116 million in damages, which represents the aggregate amount of all payments received by the Company under this task order, plus the trebling of such damages and penalties under the False Claims Act.

The Company and DOJ have negotiated a proposed settlement of this matter for approximately $25 million, subject to final approval within the DOJ. The Company has recorded a liability for approximately $25 million related to this matter as of July 31, 2011. The DOJ has informed the Company it expects to obtain final approval of the proposed settlement during September 2011. In light of the proposed settlement, the court has suspended further proceedings in this case. If DOJ were to withhold final approval of the proposed settlement, or the parties otherwise failed to conclude the proposed settlement, it is expected that the court would resume the proceedings and set a new date for trial, in which event the Company would vigorously defend itself on the merits. Although the Company expects this matter to be resolved in accordance with the proposed settlement, if the matter were to proceed to trial an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Greek Government Contract

Background and Arbitration. In May 2003, the Company entered into a firm-fixed-price contract with the Hellenic Republic of Greece (the Customer) to provide a Command, Control, Communications, Coordination and Integration System (the System) to support the 2004 Athens Summer Olympic Games (the Olympics) and to serve as the security system for the Customer’s public order departments following completion of the Olympics.

In November 2008, the Customer accepted the System in writing pursuant to the requirements of the modified contract. At the time, the Customer determined that the System substantially complied with the terms of the contract and accepted the System with certain alleged minor omissions and deviations. Upon System acceptance, the Company invoiced the Customer for approximately $20 million, representing the undisputed portion of the contract balance owed to the Company. The Customer has not paid this final invoice.

In June 2009, the Company initiated arbitration before the International Chamber of Commerce against the Customer seeking damages for breaches of contract by the Customer. The Company seeks (i) aggregate damages in excess of $101 million for payment of amounts owed and other claims and damages, (ii) recovery of advance payment and performance bond amounts totaling $27 million and (iii) costs and expenses associated with the arbitration. The Customer filed an answer to the complaint denying liability on various grounds and a supplementary answer asserting set-off claims against amounts sought by the Company. The final arbitration hearing is scheduled to commence in May 2012. Due to the complex nature of the legal and factual issues involved, the outcome of the arbitration is uncertain.

Financial Status and Contingencies. As a result of the significant uncertainties on this contract, the Company converted to the completed-contract method of accounting and ceased recognizing revenues for the System development portion of this contract in fiscal 2006. No profits or losses were recorded on the Greek contract during the six months ended July 31, 2011 and 2010. As of July 31, 2011, the Company has recorded $123 million of losses under the Greek contract, reflecting the Company’s estimated total cost to complete the System, assuming the Greek contract value was limited to the cash received to date. Based on the complex nature of this

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

contractual situation and the difficulties encountered to date, significant uncertainties exist and the Company is unable to reliably estimate the ultimate outcome. However, the Company believes that the loss recorded to date is sufficient to account for the ultimate outcome of this contractual situation. The Company may reverse a portion of the losses from the Greek contract if it receives future payments as required under the modified Greek contract.

The Company has $16 million of receivables relating to value added taxes (VAT) as of July 31, 2011 that the Company has paid and believes it is entitled to recover either as a refund from the taxing authorities or as a payment under the Greek contract. The Company has invoiced the Customer for $36 million for VAT and the Customer has failed to make payment. If the Customer fails to pay the outstanding VAT amounts or the Company is unable to recover the amount as a refund from the taxing authorities, the Company’s total losses on the Greek contract could increase.

The Company has met certain advance payment and performance bonding requirements through the issuance of euro-denominated standby letters of credit. In fiscal 2011, the Customer drew, and the Company funded, $27 million on the Company’s standby letters of credit relating to the delivery of the System. As of July 31, 2011, there were $6 million in standby letters of credit outstanding relating to the support and maintenance of the System. The Company is seeking recovery of the amounts drawn by the Customer on the standby letters of credit in the ongoing arbitration. The principal subcontractor has provided to the Company euro-denominated standby letters of credit in the amount of $26 million as of July 31, 2011, of which $21 million relates to the delivery of the System. The Company may draw on the subcontractor’s standby letters of credit under certain circumstances by providing a statement to the responsible bank that the subcontractor has not fulfilled its obligations under the subcontract.

Additionally, Siemens AG (Siemens), the parent corporation of the Company’s principal subcontractor, has been subject to a number of investigations focusing on alleged improper payments to government officials and political parties in a number of countries, including Greece. The Company has taken a number of actions to determine that it had no involvement in any improper payments that may have been made by Siemens in connection with the Greek contract. If the Greek government’s investigation ultimately finds evidence of Siemens wrongdoing, the legal compliance and political issues that this would raise could impact the Company’s subcontractor’s ability to perform the subcontract and the Company’s ability to perform the Greek contract. This could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Nuclear Regulatory Commission

The U.S. Department of Justice filed a lawsuit against the Company in September 2004 in the U.S. District Court for the District of Columbia alleging civil False Claims Act violations and breach of contract by the Company on two contracts that the Company had with the Nuclear Regulatory Commission (NRC). The complaint alleges that the Company’s performance of several subcontracts on separate U.S. Department of Energy (DOE) programs, the participation of a Company employee in an industry trade association, and certain other alleged relationships created organizational conflicts of interest under the two NRC contracts. The Company disputes that the work performed on the DOE programs and the alleged relationships raised by the government created organizational conflicts of interest. In July 2008, the jury found in favor of the government on the breach of contract and two False Claims Act counts. The jury awarded a nominal amount of $78 in damages for breach of contract and $2 million in damages for the False Claims Act claims. The judge entered the judgment in October 2008, trebling the False Claims Act damages and awarding a total of $585,000 in civil penalties. The Company appealed to the U.S. Court of Appeals for the District of Columbia Circuit. In December 2010, the Court of Appeals affirmed the

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

District Court’s judgment as to both liability and damages of $78 on the breach of contract count and rescinded the judgment on the False Claims Act counts, including the aggregate damages and penalties. The Court of Appeals sent the False Claims Act counts back to the District Court for further proceedings. The Company has recorded a liability for an immaterial amount related to this matter as of July 31, 2011, based on its assessment of the likely outcome of this matter.

Other

The Company is also involved in various claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company’s management, based upon current information, will likely have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 11—Other Commitments and Contingencies:

DS&S Joint Venture

In March 2006, the Company sold its interest in DS&S, a joint venture in which the Company owned a 50% interest. As part of the sale, the Company agreed to indemnify the purchaser for certain legal costs and expenses, including those related to a government investigation involving DS&S and any litigation resulting from that investigation up to the sum of the sales price of $9 million plus $1 million received by the Company in repayment of a loan owed by DS&S. As of July 31, 2011, the Company has deferred the potential $9 million gain on this sale pending resolution of the indemnification obligation.

Acquisition Indemnification Claims

Following the closing of an acquisition in December 2006, the Company identified several potential indemnification claims against the sellers. The claims against the sellers include the failure of the acquired company to comply with certain terms of contracts with the U.S. Government that required the acquired company in certain circumstances to provide price reductions for goods and services if it charged other customers a price lower than the prices it charged the U.S. Government at the time of contract award (the price reductions claims). The Company has disclosed this apparent non-compliance by the acquired company to the government and is fully cooperating with the government’s ongoing review of the matter. In October 2010, the Company and the sellers signed an agreement to settle all outstanding indemnification claims, except for the price reductions claims. The Company continues to have its indemnification rights relating to the price reductions claims in accordance with the acquisition agreement and an escrow fund is being maintained as security for these claims. Based on its current expectations, the Company believes that it has adequate recourse against the sellers for any expected liability to the government that may result from the price reductions claims.

Government Investigations and Reviews

The Company is routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, with respect to its role as a contractor to agencies and departments and in connection with performing services in countries outside of the United States. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and the Company could face penalties, fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on the Company’s business, consolidated financial position, results of operations and cash flows due to its reliance on government contracts.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, estimating system, purchasing system, property system, and earned value management system. Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. For example, it was determined that the audit procedures the DCAA previously used in reviewing some of the Company’s systems and other government contractors systems were not in compliance with the requirements of Generally Accepted Government Auditing Standards. As a result, certain previous audit reports were rescinded and the current audits and reviews have become more rigorous and the standards to which the Company is held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its current audits, the DCAA is closely examining and questioning several of the Company’s long established and disclosed practices that it had previously audited and accepted, increasing the uncertainty as to the ultimate conclusion that will be reached.

DCAA has recently completed audits of the Company’s accounting, billing, and indirect and other direct costs (IODC) systems (all of which are now included as part of the control environment and overall accounting system under the DoD’s recently issued business system rule). The audit results and the Company’s responses to those results are under evaluation by the Defense Contract Management Agency (DCMA), which is the responsible agency to determine whether any of the DCAA findings represent significant deficiencies or material weakness in the Company’s internal control systems. Additionally, the DCAA has commenced a newly designed comprehensive audit of the Company’s control environment and overall accounting system, which includes the systems that used to be known as the accounting, billing, IODC, compensation and labor systems. The Company also changed its indirect rate structure used in its indirect cost system and its direct labor bid structure used for its estimating system for fiscal 2011 and future years. The DCAA is performing reviews of these changes and the Company’s compliance with certain other U.S. Government Cost Accounting Standards. A finding of significant control deficiencies in the Company’s system audits or other reviews can result in decremented billing rates to its U.S. Government customers until the control deficiencies are corrected and their remediation is accepted by the DCMA. In addition, due to uncertainty created by the lack of timely completion of system and other audits, the Company has agreed to an immaterial downward adjustment to its provisional indirect billing rates for fiscal 2011 and 2012 pending resolution of such uncertainty.

Government audits and reviews may conclude that the Company’s practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. The Company’s receipt of adverse audit findings, or the failure to obtain an “adequate” determination of its various accounting and management internal control systems, including changes to its indirect cost and direct labor estimating systems, from the responsible U.S. Government agency could significantly and adversely affect its business, including its ability to bid on new contracts and its competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. Government imposing penalties and sanctions against the Company, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect the Company’s ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The Company’s indirect cost audits by the DCAA have not been completed for fiscal 2005 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal 2004 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company’s estimates, its profitability would be adversely affected. As of July 31, 2011, the Company has recorded a liability of $30 million for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal 2004.

Tax Audits and Reviews

The Company files income tax returns in the United States and various state and foreign jurisdictions and is subject to routine compliance reviews by the Internal Revenue Service (IRS) and other taxing authorities. The Company has effectively settled with the IRS for fiscal years prior to and including fiscal 2008. Effective fiscal 2011, the Company is participating in the IRS Compliance Assurance Process, in which the Company and the IRS endeavor to agree on the treatment of all tax positions prior to the return being filed, thereby greatly reducing the period of time between tax return submission and settlement with the IRS. Future and ongoing reviews could have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

During the next 12 months, it is reasonably possible that resolution of these reviews by taxing authorities, both domestic and international, could be reached with respect to $12 million of the Company’s unrecognized tax benefits including $1 million of previously accrued interest, depending on the timing of ongoing examinations, litigation and expiration of statute of limitations, either because the Company’s tax positions are sustained on audit or because the Company agrees to their disallowance and pays the related income tax. These unrecognized tax benefits are primarily related to certain recurring deductions customary for the Company’s industry. As of July 31, 2011, the Company had liabilities for uncertain tax positions of $23 million, including $1 million related to discontinued operations.

During the six months ended July 31, 2011, the Company’s uncertain tax positions were reduced by $5 million resulting from the resolution of certain tax uncertainties. While the Company believes it has adequate accruals for uncertain tax positions, the tax authorities may determine that the Company owes taxes in excess of recorded accruals or the recorded accruals may be in excess of the final settlement amounts agreed to by the tax authorities.

The Company is subject to periodic audits by government agencies for taxes other than income taxes. The Company does not believe that the outcome of any other such tax matters would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Letters of Credit and Surety Bonds

The Company has outstanding letters of credit aggregating to $61 million at July 31, 2011, principally related to guarantees on contracts with foreign government customers. Of the total outstanding letters of credit, $6 million was related to certain advance payment and performance bonding requirements on a firm-fixed-price contract with the Greek government. The Company also has outstanding surety bonds in the amount of $309 million, principally related to performance and payment bonds.

SAIC, INC.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

COMBINED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Other

The DoD is in the process of restructuring the Company’s Army Brigade Combat Team Modernization program. As a result of this restructuring, certain efforts associated with the program were terminated for convenience by the DoD in July 2009, January 2010 and May 2011. The Company received an undefinitized change order which required the Company to submit a restructure proposal. The Company submitted its restructure proposal to its prime contractor in April 2010 and the prime contractor submitted its restructure proposal to the customer in May 2010. The Company and prime contractor are currently working on a revised restructure proposal to give effect for additional changes in anticipated program scope that have occurred subsequent to the May 2010 submission. The Company continues to perform on this program in accordance with the revised scope of work under a reduced provisional billing rate that allows the Company to receive a lesser amount of the projected fee until the contract negotiations are completed. The Company has recognized revenues of approximately $450 million, including estimated fee, from October 2009 through July 31, 2011 under the undefinitized change order. The actual fee payable to the Company on this program is dependent on the outcome of the change order negotiations and may differ from amounts previously recognized.